GROUP PLC

82-4997

04012279

JRG/AM/2794
16 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of two copies of a document lodged with the UKLA, notifications of major interests in shares, notification of directors' interests, offer update and posting of offer documentation

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-20-7418-2312.

Yours sincerely

dlw 1/22

J R Garwood
Group Company Secretary

Canary Wharf Group - Offer Update

RNS Number:3907T
Canary Wharf Group PLC
17 December 2003

CANARY WHARF GROUP PLC

OFFER UPDATE

The Independent Committee of Canary Wharf Group plc ("Canary Wharf") notes the announcements made today by Brascan Corporation ("Brascan") and IPC Advisors Corporation. As stated in those announcements, there can be no certainty that an offer will be forthcoming from either Brascan or the Reichmann family interests. Accordingly, the Independent Committee recommends shareholders to vote in favour of the resolution at the Extraordinary General Meeting on 22 December 2003 to approve the disposal of 5 Canada Square and 25 Canada Square to The Royal Bank of Scotland plc (the "Disposals"). The Independent Committee regards the Disposals as being in the best interests of shareholders, whether or not Silvestor's offer proceeds. Silvestor's offer is conditional on completion of the Disposals.

In view of the timing associated with any offer from Brascan or the Reichmann family interests, Canary Wharf now intends that any shareholder meetings to approve Silvestor's offer will be held after 13 February 2004.

Enquiries

Lazard William Rucker	020 7187 2000
Cazenove Duncan Hunter Richard Cotton	020 7588 2828
Brunswick James Bradley Fiona Laffan	020 7404 5959

Lazard & Co., Limited ("Lazard") is acting for the Independent Committee of Canary Wharf and no one else in connection with potential offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Lazard nor for providing advice in connection with potential offers for Canary Wharf.

Cazenove & Co. Ltd ("Cazenove") is acting for the Independent Committee of Canary Wharf and no one else in connection with potential offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to customers of Cazenove nor for providing advice in connection with potential offers for Canary Wharf.

END

OUPTRBFTMMTBBJJ

RNS Number:5169T
Canary Wharf Group PLC
19 December 2003

CANARY WHARF GROUP PLC

OFFER UPDATE

The Independent Committee of Canary Wharf Group plc ("Canary Wharf") has noted the announcement made today by IPC Advisors Corporation.

The Independent Committee continues to recommend that shareholders vote in favour of the resolution at the EGM on 22 December 2003 to approve the disposal of 5 Canada Square and 25 Canada Square to The Royal Bank of Scotland plc (the "Disposals"). The Independent Committee regards the Disposals as being in the best interests of shareholders.

1. The Disposals are an integral part of the independent strategy of the group in the absence of any successful offer and are in the interests of the company for the reasons set out in the circular to shareholders.

2. The Independent Committee reiterates that there can be no certainty that an offer will be forthcoming from either Brascan or the Reichmann family interests.

3. Shareholder approval of the Disposals is a condition of Silvestor's offer.

4. The Board does not accept any of the criticisms of the Disposals set out in the recent IPC and Brascan announcements.

5. The Independent Committee believes that the actions of IPC Advisors Corporation and Brascan over the last few days has been an attempt to frustrate the ability of Silvestor to complete its announced scheme, or any other offer. As such this is contrary to the interests of other Canary Wharf shareholders.

Accordingly the Independent Committee urges shareholders to vote in favour of the Disposals at the EGM next Monday 22 December.

Enquiries

Lazard William Rucker	020 7187 2000
Cazenove Duncan Hunter Richard Cotton	020 7588 2828
Brunswick James Bradley Fiona Laffan	020 7404 5959

Lazard & Co., Limited ("Lazard") is acting for Canary Wharf and no one else in connection with the Disposals and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Disposals.

Cazenove & Co. Ltd ("Cazenove") is acting as Rule 3 adviser to the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Cazenove

nor for providing advice in relation to offers for Canary Wharf.

This information is provided by RNS
The company news service from the London Stock Exchange

END
OUPTLBFTMMIBBMJ

Canary Wharf Group - Result of EGM

RNS Number:5485T
Canary Wharf Group PLC
22 December 2003

04 JAN 21 AM 7:21

CANARY WHARF GROUP PLC

RESULT OF EXTRAORDINARY GENERAL MEETING

Following a poll conducted at the Extraordinary General Meeting of Canary Wharf Group plc ("Canary Wharf") held on 22 December 2003, the resolution to approve the disposal of 5 Canada Square and 25 Canada Square to The Royal Bank of Scotland plc (the "Disposals") was passed. The details of the votes cast in the poll are set out below:-

In favour of the resolution 278.12 million (69.4% of those votes cast)

Against the resolution 122.55 million (30.6% of those votes cast)

Details of the Disposals were contained in a circular sent to shareholders on 5 December 2003.

Pursuant to paragraphs 9.31 and 9.32 of the Listing Rules, Canary Wharf confirms that two copies of the ordinary resolution passed at the EGM has been submitted to the UK Listing Authority.

The documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: 020 7676 1000

Enquiries

Lazard 020 7187 2000

William Rucker

Cazenove 020 7588 2828

Duncan Hunter

Richard Cotton

Brunswick 020 7404 5959

James Bradley

Fiona Laffan

Lazard & Co., Limited ("Lazard") is acting for Canary Wharf and no one else in connection with the Disposals and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Disposals.

Cazenove & Co. Ltd ("Cazenove") is acting as Rule 3 adviser to the Independent Committee of Canary Wharf and no one else in connection with offers for Canary Wharf and will not be responsible to anyone other than the Independent Committee of Canary Wharf for providing the protections afforded to clients of Cazenove nor for providing advice in relation to offers for Canary Wharf.

This information is provided by RNS
The company news service from the London Stock Exchange

END

REGUUUUROSRUUAA

Canary Wharf Group - Holding(s) in Company

RNS Number:6415T
Canary Wharf Group PLC
23 December 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 22 December 2003 pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that as at 19 December 2003 Credit Agricole Lazard Financial Product Bank ("CAL FP") was interested in 15,000,000 ordinary shares of the Company (previously 25,000,000 ordinary shares) representing 2.56%* of the Company's issued share capital).

Note:

*As at 19 December 2003, the Company had an issued share capital of 585,008,225.

Dated:

23 December 2003

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAXADAEDDFFE

Canary Wharf Group - Holding(s) in Company

RNS Number:6420T
Canary Wharf Group PLC
23 December 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 22 December 2003 pursuant to Sections 198-202 of the Companies Act 1985 ('the Act), Canary Wharf Group plc ('the Company') was notified that on 19 December 2003, 10,000,000 ordinary shares of the Company of which LMR Trust (the "Trust") and its subsidiary, R F Holdings Limited, are interested ceased to be registered in the name of Bank of New York Nominees Limited and were transferred into the name of BNY (OCS) Nominees Limited. It was further noted that the Trust and its subsidiary R F Holdings Limited retained the same notifiable interest (within the meaning of Section 199(2) of the Act) in 51,915,085 ordinary shares of the Company (representing 8.87% of the Company's issued share capital) as notified pursuant to section 198(1) on 16 December 2003.

Note:

*As at 19 December 2003, the Company had an issued share capital of 585,008,225.

Dated:

23 December 2003

Company official making announcement:
Anna Marie Holland
Assistant Company Secretary
Canary Wharf Group plc

END

HOLEAXADAEPDFFE

Canary Wharf Group - Holding(s) in Company

RNS Number:6430T
Canary Wharf Group PLC
23 December 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 22 December 2003 pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that Deutsche Bank AG and its subsidiary companies had a notifiable material interest in 24,855,521 ordinary shares of the Company (representing 4.25%* of the Company's issued share capital). It was further noted that part of this holding may relate to hedging arrangements for customer transactions.

Note:

*As at 22 December 2003, the Company had an issued share capital of 585,008,225.

Dated:

23 December 2003

Contact for queries:

Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAXADAAEDFFE

Canary Wharf Group - Director Shareholding

RNS Number:6675T
Canary Wharf Group PLC
24 December 2003

04 JAN 21 AM 7:21

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
CANARY WHARF GROUP plc

2. Name of director(s)
(i) A. Peter Anderson and (ii) George Iacobescu

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As beneficiaries under an Employee Trust established for the benefit of all employees participating in the Canary Wharf All Employee Share Plan ("Canary Wharf AESOP")

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Capita IRG Trustees Limited re. Canary Wharf AESOP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition by Capita IRG Trustees Limited on behalf of the Canary Wharf AESOP (see 3 above)

7. Number of shares / amount of stock acquired
(i) 141

(ii) 141

by the named directors

8. Percentage of issued class£
i. 0.000024%
ii. 0.000024%

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary shares of 1 pence each

12. Price per share
£2.6686

13. Date of transaction
23 December 2003

14. Date company informed
24 December 2003

15. Total holding following this notification
i. A. Peter Anderson 6,544
ii. George Iacobescu 806,946*

16. Total percentage holding of issued class following this notification £
i. A. Peter Anderson : 0.00112%
ii. George Iacobescu: 0.13794% *

If a director has been granted options by the company please complete the following boxes. N/A

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information
£ Based on issued share capital of 585,008,225 shares of 1 pence each as at 23 December 2003.

* Included in the above figure is 527 ordinary shares of 1p each held by Mr Iacobescu's spouse

24. Name of contact and telephone number for queries
Anna Marie Holland - 020 7537 5396

25. Name and signature of authorised company official responsible for making this notification
Anna Marie Holland

Assistant Company Secretary

Date of Notification
24 December 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

RDSEAFALALSDFFE

ary Wharf Group - Holding(s) in Company

RNS Number:7722T
Canary Wharf Group PLC
31 December 2003

NOTIFICATION OF MAJOR INTERESTS IN SHARES

On 30 December 2003 pursuant to Sections 198-202 of the Companies Act 1985 ('the Act), Canary Wharf Group plc ('the Company') received a notification from Credit Agricole Lazard Financial Products Bank (CAL FP) of a purely technical nature on behalf of its shareholders as follows,

" THAT:

1. On 19 December 2003 CAL FP ceased to be interested (for the purposes of the Act) in 10,000,000 ordinary shares in Canary Wharf Group plc (as previously notified on 22 December 2003);

2. As at 19 December 2003, CAL FP continued to be interested (for the purposes of the Act) in 15,000,000 ordinary shares in Canary Wharf Group plc (the "Shares"). So far as we are aware at the date hereof, the registered holders of the Shares is Bank of New York (Nominees) Limited/ CAL/FP.

3. We believe that our continuing interest, set out in 2 above, represented approximately 2.56%* of the total issued ordinary share capital of the Company as at 19 December 2003.

4. Credit Agricole S.A. and Lazard LLC have joint and controlling interests, as defined in section 203 of the Act, in the business of CAL FP, a joint venture established in February 1994.

5. For the purposes of this disclosure, disclosure by Lazard LLC additionally includes the following entities, which have subsidiary interests in CAL FP;

* Three Houses Investment Company Limited
* Lazard & Co., Limited
* Lazard Freres & Co. LLC
* Lazard Freres SAS;

2. For the avoidance of doubt, this notification does not represent a new dealing in Shares, but is made as a result of the indirect interests in CAL FP of the above Lazard group companies."

Note:

As at 19 December 2003, the Company had an issued share capital of 585,008,225.

Dated:

31 December 2003

Company official making announcement:

Anna Marie Holland
Assistant Company Secretary
Canary Wharf Group plc

This information is provided by RNS

END

HOLEADAFDFFDFFE

Canary Wharf Group - Holding(s) in Company

RNS Number:7733T
Canary Wharf Group PLC
31 December 2003

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 30 December 2003 pursuant to Sections 198-203 of the Companies Act 1985, Canary Wharf Group plc ("the Company") was notified that as at close of business on 23 December 2003, The Goldman Sachs Group, Inc. had a non material interest in 81,664,367 ordinary shares of the Company (representing 13.96%* of the Company's issued share capital).

Note:

*As at 23 December 2003, the Company had an issued share capital of 585,008,225.

Dated:

31 December 2003

Contact for queries:

Anna Marie Holland

020 7537 5396

Company official making announcement:

Anna Marie Holland

Assistant Company Secretary

Canary Wharf Group plc

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEADAFDAKDFFE

Canary Wharf Group - Holding(s) in Company

RNS Number:0653U
Canary Wharf Group PLC
09 January 2004

NOTIFICATION OF MAJOR INTEREST IN SHARES

On 7 January 2004 pursuant to Sections 198-202 of the Companies Act 1985, Canary Wharf Group plc ('the Company') was notified that Deutsche Bank AG and its subsidiary companies had a notifiable material interest in 18,442,705 ordinary shares of the Company (representing 3.15%* of the Company's issued share capital). It was further noted that part of this holding may relate to hedging arrangements for customer transactions.

Note:

*As at 7 January 2004, the Company had an issued share capital of 585,008,225.

Dated:

9 January 2004

Contact for queries:

John Garwood
020 7418 2312

Company official making announcement:

John Garwood

Company Secretary

Canary Wharf Group plc

END

HOLEALFNEFSLEFE

Canary Wharf Group - Offer Document Posted

RNS Number:2889U
Canary Wharf Group PLC
15 January 2004

Canary Wharf Group plc

POSTING OF OFFER DOCUMENTATION

The Independent Committee of Canary Wharf Group plc ("Canary Wharf") announces that it expects to post the Scheme Document relating to the recommended offer by Silvestor UK Properties Limited ("Silvestor"), to be effected by means of a Scheme of Arrangement under section 425 of the Companies Act 1985, to Canary Wharf shareholders today. The terms of Silvestor's offer were announced on 5 December 2003. Silvestor has announced that it also expects today to post to Canary Wharf Shareholders the AIM admission document in respect of the Class B Shares in Silvestor Holdings which are being offered to Canary Wharf Shareholders under the terms of the Acquisition. The Scheme Document contains notices convening the Court Meeting and Extraordinary General Meeting to approve the Scheme which will both be held on 23 February 2004.

The Independent Committee would also like to draw shareholders' attention to the announcement made today by the Takeover Panel setting out the ruling of the Panel Executive that each of Mr. Paul Reichmann and Brascan Corporation must, by 6.00 p.m. on Friday 13 February 2004, either announce a firm intention to make an offer for Canary Wharf in accordance with Rule 2.5 of the Code or announce an intention not to make an offer, which, under Rule 2.8 of the Code, would be binding on them for six months from the date of such announcement.

The Scheme Document is available from the Canary Wharf website, www.canarywharf.com.

Two copies of the Scheme Document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: 020 7066 1000

Dated: 15 January 2004

Enquiries

Lazard	020 7187 2000
William Rucker	
Maxwell James	
Cazenove	020 7588 2828
Duncan Hunter	
Richard Cotton	
Credit Suisse First Boston (Joint Broker)	020 7888 8888
George Maddison	
Richard Crawley	
Brunswick	020 7404 5959
James Bradley	
Fiona Laffan	

for Canary Wharf and no one else in connection with the Acquisition and the Scheme (as such terms are defined in the Scheme Document) and will not be responsible to anyone other than Canary Wharf for providing the protections afforded to clients of Lazard and Cazenove (respectively) or for providing advice in connection with the Acquisition or the Scheme.

This information is provided by RNS
The company news service from the London Stock Exchange

END

ODPEASFSFAFLEFE

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all your Canary Wharf Shares, please send this document, together with the accompanying AIM Document, Forms of Proxy, Form of Election and reply-paid envelope, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction.

An application will be made by Silvestor Holdings to the London Stock Exchange for the Class B Shares to be admitted to the Alternative Investment Market. It is expected that admission of the Class B Shares to trading on the Alternative Investment Market will become effective and that dealings for normal settlement will commence on the Alternative Investment Market at 8.00 a.m. on 12 March 2004. The Class B Shares will not be made available generally or marketed to the public in the UK or elsewhere.

This document should be read in conjunction with the accompanying AIM Document relating to the Class B Shares which has been issued by Silvestor Holdings and for which Silvestor Holdings and the directors and proposed directors of Silvestor Holdings are responsible.

A letter from the Chairman of the Independent Committee and the acting Chairman of the Company, Sir Martin Jacomb, recommending that you vote in favour of the Scheme at the Court Meeting and at the Extraordinary General Meeting appears on pages 6 to 20 of this document. A letter from Lazard & Co., Limited and Cazenove & Co. Ltd explaining the Scheme appears on pages 21 to 34 of this document.

Recommended offer by

Silvestor UK Properties Limited

for

Canary Wharf Group plc

to be effected by means of a Scheme of Arrangement under section 425 of the Companies Act 1985

Notices convening the Court Meeting and the Extraordinary General Meeting, both of which are to be held on the 29th Floor, One Canada Square, Canary Wharf, London E14 5AB on 23 February 2004, are set out at the end of this document.

Whether or not you intend to be present at the Court Meeting and/or the Extraordinary General Meeting, you are requested to complete and sign both Forms of Proxy accompanying this document, blue for the Court Meeting and white for the Extraordinary General Meeting, in accordance with the instructions printed on them and return them to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (tel: 0870 162 3100 or, if calling from outside the UK, +44 20 8639 2157), as soon as possible, and in any event so as to be received not later than 48 hours before the relevant meeting. Alternatively, Forms of Proxy for the Court Meeting (but not the Extraordinary General Meeting) may be handed to the Chairman of the Court Meeting at the commencement of that meeting. The return of a completed Form of Proxy will not prevent you from attending the Court Meeting or the Extraordinary General Meeting and voting in person if you so wish and if you are entitled to do so.

On 12 January 2004, the last practicable business day before the publication of this document, the noon rate for pounds sterling, as reported by the Bank of Canada, was approximately £1.00 = CDN$2.3578.

Lazard & Co., Limited and Cazenove & Co. Ltd are acting for the Company and no one else in connection with the Acquisition and the Scheme and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Lazard & Co., Limited or of Cazenove & Co. Ltd (respectively) or for providing advice in connection with the Acquisition or the Scheme.

Morgan Stanley & Co. Limited is acting for Silvestor, Silvestor Holdings, the MSREF Funds, the MSRESS Funds and Princes Gate Investors and no one else in connection with the Acquisition and the Scheme and will not be responsible to anyone other than Silvestor, Silvestor Holdings, the MSREF Funds, the MSRESS Funds and Princes Gate Investors for providing the protections afforded to clients of Morgan Stanley & Co. Limited or for providing advice in connection with the Acquisition or the Scheme.

N M Rothschild & Sons Limited is acting for Silvestor, Silvestor Holdings and Simon Glick and no one else in connection with the Acquisition and the Scheme and will not be responsible to anyone other than Silvestor, Silvestor Holdings and Simon Glick for providing the protections afforded to clients of N M Rothschild & Sons Limited or for providing advice in connection with the Acquisition or the Scheme.

Goldman Sachs International is acting for the Whitehall 2001 Funds and no one else in connection with the Acquisition and the Scheme and will not be responsible to anyone other than the Whitehall 2001 Funds for providing the protections afforded to clients of Goldman Sachs International or for providing advice in connection with the Acquisition or the Scheme.

IMPORTANT NOTICE

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue to, nor the solicitation of an offer to buy or subscribe for, shares in any jurisdiction in which such offer or solicitation is unlawful.

The statements contained in this document are made as at the date of this document, unless some other time is specified in relation to them, and service of this document shall not give rise to any implication that there has been no change in the facts set out in this document since such date. Nothing contained in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of the Company except where otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to Silvestor, Silvestor Holdings and the Company. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "aim", "will", "may", "would", "could" or "should" or other words of similar meaning or the negative thereof. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, economic performance, financial conditions, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of the operations of Silvestor, Silvestor Holdings or the Company; and (iii) the effects of government regulation on the business of Silvestor, Silvestor Holdings or the Company.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. All subsequent oral or written forward-looking statements attributable to Silvestor, Silvestor Holdings, the Company or any of its members or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above.

INFORMATION FOR UNITED STATES SHAREHOLDERS

Securities may not be offered or sold in the United States unless they are registered under the Securities Act, or are exempt from such registration requirements. The Class B Shares to be issued to Scheme Shareholders in connection with the Scheme will not be, and are not required to be, registered with the SEC under the Securities Act, in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) of that Act based on High Court approval of the Scheme. For the purpose of qualifying for this exemption from the registration requirements of the Securities Act, the Company will advise the High Court that its sanctioning of the Scheme will be relied upon by the Company, Silvestor and Silvestor Holdings as an approval of the Scheme following a hearing on its fairness to Canary Wharf Shareholders at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

Shareholders who may be deemed to be affiliates of Canary Wharf before implementation of the Scheme or who are affiliates of Silvestor Holdings after implementation of the Scheme will be subject to timing, manner of sale and volume restrictions on the sale of Class B Shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

Shareholders who may be deemed to be affiliates of Canary Wharf or Silvestor Holdings include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, Canary Wharf or Silvestor Holdings and would include certain officers and directors of Canary Wharf and Silvestor Holdings and may include principal shareholders (being any holder of more than 10 per cent. of the outstanding issued capital of Canary Wharf or Silvestor Holdings).

Shareholders who are affiliates may, in addition to re-selling their Class B Shares in the manner permitted by Rule 145(d) under the Securities Act, also sell their Class B Shares under any other available exemption under the Securities Act, including Regulation S. Regulation S would generally permit the sale of Class B Shares on AIM provided the sale is not pre-arranged with a buyer in the United States.

Any Class B Shares issued other than pursuant to the Scheme may not be re-offered, sold, transferred, re-sold, delivered or distributed, directly or indirectly, in or into or from the United States, except in transactions exempt from, or not subject to, the registration requirements of the Securities Act, and otherwise in compliance with the securities laws of the United States.

The SEC has not approved or disapproved the Class B Shares, nor has it expressed a view on the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Canary Wharf, Silvestor and Silvestor Holdings are companies registered in England and Wales. Directors and officers of Canary Wharf, Silvestor and Silvestor Holdings, as well as the experts named in this document, may be located outside of the United States and, as a result, it may not be possible for United States Scheme Shareholders to effect service of process within the United States upon Canary Wharf, Silvestor, Silvestor Holdings or such other persons. All or a substantial portion of the assets of Canary Wharf, Silvestor, Silvestor Holdings and such other persons may be located outside of the United States and, as a result, it may not be possible to satisfy a judgment against Canary Wharf, Silvestor, Silvestor Holdings or such other persons in the United States or to enforce a judgment obtained by United States courts against Canary Wharf, Silvestor, Silvestor Holdings or such other persons outside of the United States.

INFORMATION FOR CANADIAN SHAREHOLDERS

No securities commission or similar authority in Canada has expressed an opinion about the Class B Shares and it is an offence in Canada to claim otherwise.

The issue of Class B Shares in Canada is being made on an exempt basis and is exempt from the requirement that Silvestor Holdings prepares and files a prospectus with the relevant Canadian regulatory authorities. Accordingly, any re-sale of Class B Shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require re-sales to be made in accordance with exemptions from registration and prospectus requirements.

On the date of this document, the Company was aware that certain Canary Wharf Shareholders were resident in the provinces of Ontario and British Columbia. As a result, Silvestor has agreed to apply for a discretionary exemption from the requirements of the securities legislation in those provinces to allow Class B Shares issued to Canary Wharf Shareholders in such provinces to be freely tradable, provided that the first trade of such shares is made on an exchange outside of Canada. There can be no assurances that such a discretionary exemption will be granted or on what conditions any such exemption might be given. Canary Wharf Shareholders resident in Canada are advised to seek legal advice prior to any re-sale of any Class B Shares issued to them pursuant to the Scheme.

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all the tax consequences of the Scheme or of a decision to elect for or invest in Class B Shares. Canary Wharf Shareholders resident in Canada should consult their own legal and tax advisers with respect to the tax consequences of the Scheme in their particular circumstances and with respect to the eligibility of Class B Shares under relevant Canadian federal and provincial legislation and regulations.

Canary Wharf, Silvestor and Silvestor Holdings are companies registered in England and Wales. All or substantially all of the directors and officers of Canary Wharf, Silvestor and Silvestor Holdings, as well as the experts named in this document, may be located outside of Canada and, as a result, it may not be possible for Canadian Scheme Shareholders to effect service of process within Canada upon Canary Wharf, Silvestor, Silvestor Holdings or such other persons. All or a substantial portion of the assets of Canary Wharf, Silvestor, Silvestor Holdings and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against Canary Wharf, Silvestor, Silvestor Holdings or such other persons in Canada or to enforce a judgment obtained in Canadian courts against Canary Wharf, Silvestor, Silvestor Holdings or such other persons outside of Canada.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

Latest time for lodging the blue Forms of Proxy for the Court Meeting	10.30 a.m. on 21 February 2004[2]
Latest time for lodging the white Forms of Proxy for the Extraordinary General Meeting	10.40 a.m. on 21 February 2004[3]
Voting Record Time	6.00 p.m. on 21 February 2004
Court Meeting	10.30 a.m. on 23 February 2004
Extraordinary General Meeting	10.40 a.m. on 23 February 2004[4]
Latest time for receipt of Mix and Match Elections	3.00 p.m. on 10 March 2004
Court hearing of the petition to sanction the Scheme and to confirm the Capital Reduction	11 March 2004
Last day of dealings in Canary Wharf Shares	11 March 2004
Scheme Record Time	6.00 p.m. on 11 March 2004
Effective Date of the Scheme	12 March 2004
De-listing of Canary Wharf Shares	12 March 2004
Commencement of dealings in Class B Shares on the Alternative Investment Market	8.00 a.m. on 12 March 2004
Crediting of Class B Shares to CREST accounts[5]	12 March 2004
Despatch of share certificates in respect of Class B Shares and cheques in respect of cash consideration	By 26 March 2004

All references in this document to times are to London times unless otherwise stated.

The Court Meeting and the Extraordinary General Meeting will both be held on the 29th Floor, One Canada Square, Canary Wharf, London E14 5AB on 23 February 2004.

---

(1) These times and dates are indicative only and will depend, amongst other things, on the date upon which the High Court sanctions the Scheme and confirms the Capital Reduction and the date on which the conditions to the Scheme set out in Part 3 are satisfied or, if capable of waiver, waived.

(2) It is requested that blue Forms of Proxy for the Court Meeting be lodged at least 48 hours prior to the time appointed for the Court Meeting. However, Forms of Proxy for the Court Meeting not returned by this time may be handed to the chairman of the Court Meeting at the commencement of that meeting.

(3) White Forms of Proxy for the Extraordinary General Meeting must be lodged at least 48 hours prior to the time appointed for the Extraordinary General Meeting.

(4) Or as soon thereafter as the Court Meeting shall have concluded or been adjourned.

(5) Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form.

PART 1

LETTER OF RECOMMENDATION FROM SIR MARTIN JACOMB – CHAIRMAN OF THE INDEPENDENT COMMITTEE AND ACTING CHAIRMAN OF THE COMPANY

CANARY WHARF
GROUP PLC

Registered office:
One Canada Square
Canary Wharf
London E14 5AB
(Registered in England under number 4191122)

Directors:
Sir Martin Jacomb (*Chairman of the Independent Committee, acting Chairman of the Company*)*
George Iacobescu CBE (*Chief Executive Officer*)
A. Peter Anderson II (*Managing Director, Finance*)
Paul Reichmann
Sir John Carter*
Christopher Jonas CBE*
Michael Price*
Gerald Rothman*
Robert Speirs*
Andrew Tisch*

* *non-executive and member of the Independent Committee*

15 January 2004

To all Canary Wharf Shareholders and, for information only, the holder of the Warrants and participants in the Canary Wharf Share Schemes

Dear Shareholder,

RECOMMENDED OFFER BY SILVESTOR UK PROPERTIES LIMITED FOR CANARY WHARF GROUP PLC

1. Introduction

On 5 December 2003, the Independent Committee of the board of the Company and the board of Silvestor UK Properties Limited ("Silvestor") announced that they had agreed the terms of a recommended offer by Silvestor for the Company. Silvestor is a wholly owned subsidiary of Silvestor Holdings plc ("Silvestor Holdings"), a company whose shareholders will include the MSREF Funds, the Glick Entities, the Whitehall 2001 Funds, the MSRESS Funds, Princes Gate Investors and, on the basis set out below, Canary Wharf Shareholders.

I am writing to you on behalf of the Independent Committee to explain the background to and reasons for the Acquisition and to describe the action you should now take. For the reasons set out below, the Independent Committee supports the Acquisition and unanimously recommends that you vote in favour of the resolutions required to effect the Scheme at the Court Meeting and at the Extraordinary General Meeting, both of which are to be held on the 29th Floor, One Canada Square, Canary Wharf, London, E14 5AB on 23 February 2004, as the Canary Wharf Directors comprising the Independent Committee have undertaken to do in respect of their own beneficial holdings of Canary Wharf Shares. The undertakings given by

those directors cease to be binding if the recommendation of the Acquisition by the Independent Committee is withdrawn or adversely modified. Further information in relation to the Court Meeting and the Extraordinary General Meeting is contained in paragraph 12 of this Part 1 and in paragraph 9 of Part 2 of this document.

2. Summary of the terms of the Acquisition

The Acquisition is to be effected by way of a scheme of arrangement under section 425 of the Companies Act, which requires the approval of Canary Wharf Shareholders and the sanction of the High Court. Under the terms of the Acquisition, Scheme Shareholders will receive:

For each Canary Wharf Share	**220 pence in cash and 0.45 of a Class B Share in Silvestor Holdings**

As an alternative, Canary Wharf Shareholders may, under the Mix and Match Election, elect to receive 265 pence in cash for each of their Canary Wharf Shares. Further information about the Mix and Match Election is provided below.

An application will be made by Silvestor Holdings to the London Stock Exchange for the Class B Shares to be admitted to trading on AIM with effect from the Effective Date, which is expected to be 12 March 2004.

A letter from Morgan Stanley providing an estimate of value of not less than 100 pence per Class B Share is contained in Appendix 1. On the basis that each Class B Share has a value of 100 pence, the terms of the Acquisition value each Canary Wharf Share at 265 pence and the issued ordinary share capital of the Company at approximately £1.55 billion.

The value of 265 pence per Canary Wharf Share represents a premium of:

- approximately 68 per cent. to the closing mid-market price of 157.5 pence per Canary Wharf Share on 24 April 2003 (the last business day prior to speculation surrounding a potential offer for the Company);
- approximately 47 per cent. to the closing mid-market price of 180 pence per Canary Wharf Share on 5 June 2003 (the last business day prior to the date on which the Company announced it had received a number of approaches from potential offerors); and
- approximately 2 per cent. to the Adjusted Triple Net Asset Value per Canary Wharf Share of approximately 261 pence as at 30 June 2003 (as set out in Appendix 2). However, this Adjusted Triple Net Asset Value number does not take account of the sale to RBS of the leasehold interests in two properties situated at 25 Canada Square and 5 Canada Square on 22 December 2003, the effect of which is described in Appendix 2.

Immediately following completion of the Acquisition, the Class B Shares in issue are expected to represent approximately 33 per cent. of the issued share capital of Silvestor Holdings and approximately 6 per cent. of the votes attaching to all issued shares in Silvestor Holdings. Your attention is drawn to paragraphs 8, 10 and 11 below which describe circumstances in which the economic and voting interests of shareholders in Silvestor Holdings, including holders of Class B Shares, may be affected.

Fractions of Class B Shares will not be allotted or issued. Any Canary Wharf Shareholder who would otherwise have had a fractional entitlement to a Class B Share will be paid an amount in cash in respect of such fractional entitlement on the basis of one penny for each one-hundredth of a Class B Share.

Further details of the share capital of Silvestor Holdings and rights attaching to the Class B Shares are set out in paragraph 8 below and Appendix 3 of this document, and in the accompanying AIM Document which has been issued by Silvestor Holdings.

3. Mix and Match Election

A Mix and Match Election will be made available under which Scheme Shareholders may elect to vary the proportions in which they receive cash and Class B Shares in respect of their Scheme Shares on the basis of a price of 100 pence per Class B Share. Other than the Class B Shares to be issued to companies held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family, which have undertaken to elect to receive Class B Shares in respect of all their Canary Wharf Shares, the Class B Shares have been fully underwritten by Morgan Stanley Securities Limited, so that even if all Scheme Shareholders (other than companies held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family) elect for all cash consideration, all such elections for cash will be satisfied in full. Further details of the Mix and Match Election are set out in paragraph 4 of Part 2 of this document. The attention of Canary Wharf Shareholders resident in, or who are citizens of, jurisdictions outside the United Kingdom is drawn to paragraph 13 of Part 2 of this document.

4. Undertakings to vote in favour of the Scheme

Companies held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family, that are, in aggregate, interested in 13,288,000 Canary Wharf Shares, representing approximately 2.3 per cent. of the issued share capital of the Company, have committed to vote in favour of the Acquisition and to elect under the Mix and Match Election solely for Class B Shares in respect of their entire holdings of Canary Wharf Shares. The undertaking to vote in favour of the Acquisition (but not the obligation to elect for Class B Shares under the Mix and Match Election) ceases to be binding if an offer is made for the Company which represents an improvement on the terms of the Acquisition.

Silvestor has also received undertakings to vote in favour of the Acquisition from George Iacobescu, Peter Anderson, Sir John Carter, Christopher Jonas, Michael Price, Gerald Rothman, Robert Speirs and myself in respect of 3,955,001 Canary Wharf Shares, representing approximately 0.7 per cent. of the issued share capital of the Company. These voting undertakings cease to be binding if the recommendation of the Acquisition by the Independent Committee is withdrawn or adversely modified.

Accordingly, Silvestor has received undertakings to vote in favour of the Acquisition in respect of, in aggregate, 17,243,001 Canary Wharf Shares, representing approximately 2.9 per cent. of the existing issued share capital of the Company and approximately 3.4 per cent. of the Canary Wharf Shares entitled to vote at the Court Meeting to approve the Scheme.

5. Background to and reasons for the Acquisition

History

Since flotation in April 1999, the Company has undertaken a strategy of completing developments and returning excess cash to shareholders. In June 2001 Canary Wharf announced its intention to return to shareholders £2 billion in aggregate, subject to market conditions. The Company's development plan has been executed two years ahead of target with the result that 14.1 million square feet of development (of which the Canary Wharf Group currently owns 8.8 million square feet) will have been completed on the Canary Wharf Estate by July 2004. In addition, excluding land potentially available for development at Heron Quays West, the Canary Wharf Group owns land on which a potential 5.7 million square feet of further development could be completed. This compares with 13.5 million square feet of built space and potential development at the time of the flotation. To date, £887 million has been returned to shareholders through a combination of share buybacks and a special dividend.

Over the past 18 months there has been a marked deterioration in the Central London Office Market, reflected in increasing vacancy rates. This has affected both the Company's lettings and rental levels. The Company's share price closed at an all-time low of 132.5 pence on 2 April 2003, following the market's reaction to the disclosure in the Company's interim results for the six month period ended 31 December 2002 of a number of tenants' options under the terms of their leases to "put back" to the Company a certain amount of leased space. Under the terms of the relevant leases, the Canary Wharf Group has committed to take back certain space on the basis of sub-leases at the end of which the space reverts to the relevant tenants. Shortly after the disclosure of the "put back" options, Canary Wharf received approaches from parties interested in acquiring the Company, including the Consortium and Brascan. Given the potential involvement of the executive directors of the Company in any successful offer, the Independent Committee was formed to consider these approaches.

Thereafter, each of the potential bidders commenced an extensive due diligence exercise in relation to the Company and the Canary Wharf Estate. Two of the executive directors of the Company, George Iacobescu and Peter Anderson, agreed with the Independent Committee to assist in this process but otherwise agreed not to speak to any potential bidder without the prior approval of the Independent Committee. Those two directors did not at any time initiate any discussions with any potential bidder but, together with the senior management of the Company, have at all times made themselves available to assist each potential bidder.

In connection with its proposed offer, the Consortium expressed its desire that the Company's executive and senior management should remain with the Company following completion of the Acquisition. Accordingly, following the Independent Committee's decision to recommend the offer from Silvestor and the announcement of the Acquisition on 5 December 2003, the Consortium requested that George Iacobescu and Peter Anderson assist the Consortium in preparing the AIM Document and join the Board of Silvestor Holdings upon the Scheme becoming effective.

Position of certain other potential offerors and Canary Wharf Shareholders

Following earlier announcements indicating they were separately exploring the possibility of making an offer for the Company, IPC Advisors and Brascan announced on 17 December 2003 that they and certain Reichmann family interests (the "Reichmann Interests") had entered into arrangements under which:

- conditional upon a firm intention to make such an offer being announced on or before 6.00 p.m. on 31 January 2004 and, subsequently, upon such an offer being made, Brascan has irrevocably agreed (subject to certain conditions) to accept an offer for the entire issued and to be issued share capital of the Company sponsored by IPC Advisors at a price in cash of at least 275 pence per Canary Wharf Share; and

- failing such an announcement, the Reichmann Interests have irrevocably agreed (subject to certain conditions) to accept an offer for the entire issued and to be issued share capital of the Company by Brascan at a price in cash of at least 267 pence per Canary Wharf Share conditional upon a firm intention to make such an offer being announced on or before 6.00 p.m. on 13 February 2004 and, subsequently, upon such an offer being made.

The announcements from IPC Advisors and Brascan on 17 December 2003 (the "17 December Announcements") indicated that the agreement between the Reichmann Interests and Brascan contemplates certain adjustments to the dates set out above in limited circumstances. The 17 December Announcements further indicated that the Reichmann Interests and Brascan have agreed with one another to procure, respectively, that the Reichmann Interests and Trilon International, Inc., a wholly owned subsidiary of Brascan, vote against the Scheme and against any other offer or proposal which may be forthcoming from the Consortium at any time on or prior to 31 December 2004.

Paul Reichmann remains a director of the Company. However, he has played no part at any stage in the deliberations and decisions of the Independent Committee and he has informed the board of the Company that from the time of publication of this document he will not act as a director or participate in that capacity in the affairs of the Company until the offer process is finally concluded.

As at 17 December 2003, the Reichmann Interests were interested in 51,915,085 Canary Wharf Shares and Brascan was interested in 52,750,000 Canary Wharf Shares through Trilon International, Inc. In aggregate, the Canary Wharf Shares held by the Reichmann Interests and Brascan comprise approximately 17.9 per cent. of the total issued share capital of the Company. Votes attaching to Canary Wharf Shares controlled by the Glick Entities cannot be cast at the Court Meeting to approve the Scheme. Accordingly, the Canary Wharf Shares held by Brascan and the Reichmann Interests (or in which they were interested) as at 17 December 2003 constituted, in aggregate, approximately 20.9 per cent. of the votes attaching to the Canary Wharf Shares that are entitled to be exercised at the Court Meeting. In order to proceed, the Scheme must be approved by a majority in number of Scheme Shareholders who together hold not less than 75 per cent. of the votes attaching to the Canary Wharf Shares present and voting at the Court Meeting.

In this regard, Canary Wharf Shareholders should be aware that, on 16 December 2003, Franklin Mutual Advisors, LLC ("FMA") announced its intention to vote against the Scheme. However, on 18 December 2003, FMA announced that it reserved the right to change its intentions with regard to the Scheme as circumstances warrant. FMA was interested in 39,963,718 Canary Wharf Shares at the time of its announcement on 18 December 2003.

The Independent Committee notes that none of Brascan, IPC Advisors, any consortium sponsored by IPC Advisors and any person(s) associated with the Reichmann Interests has announced a firm intention to make an offer for the Company and, irrespective of the outcome of the Scheme, neither Brascan nor IPC Advisors is obliged to make an offer for the Company and there can be no certainty that either of them will do so.

Given the agreement between the Reichmann Interests and Brascan referred to in the 17 December Announcements, the Independent Committee encourages all shareholders to vote in favour of the Acquisition and the Scheme in the absence of a superior offer by completing and returning the enclosed Forms of Proxy in accordance with paragraph 13 below or by attending the Canary Wharf Meetings in person and voting in favour of the Scheme and the Acquisition.

Reasons for the recommendation of the Independent Committee

The Independent Committee has given the Acquisition, and the circumstances leading up to its announcement, its most careful consideration.

The Independent Committee believes that rents at Canary Wharf are at or near the bottom of their cycle and that there is unlikely to be any significant recovery in those rents, which will depend on revitalised tenant demand for prime Central London office space, before 2006/2007. In this regard, the attention of Canary Wharf Shareholders is drawn to the views of the Valuers contained in their report set out in Part 7 of this document.

The Independent Committee expects that significant development of Canary Wharf's land bank will only be resumed once most of the un-let space at Canary Wharf (approximately 1.17 million square feet at 31 December 2003) has been leased. The Independent Committee does not expect major new office development to commence at Canary Wharf before 2006/2007.

The Independent Committee understands that a material proportion of Canary Wharf Shareholders would welcome the opportunity to consider an offer at the current time and, in light of the considerations described above, regards the Acquisition as providing fair value to Canary Wharf Shareholders at this point in the property cycle, bearing in mind the uncertainty over the timing of any recovery. In forming its view of the Acquisition, the Independent Committee has considered all of the above factors, including the uncertainty as to whether any potential offer by Brascan or IPC Advisors will be forthcoming, the likely strategy and prospects for the ongoing operation of the Company if it were to continue as a listed entity, and also the net asset values set out in Appendix 2.

6. Benefits of the Acquisition

The terms of the Acquisition represent a premium of approximately 47 per cent. to the closing mid-market price of Canary Wharf Shares prior to the commencement of the offer period, based on the estimate of value of the Class B Shares contained in Appendix 1. On the same basis, the terms of the Acquisition represent a premium of approximately 2 per cent. to the Adjusted Triple Net Asset Value per Canary Wharf Share of approximately 261 pence as at 30 June 2003.

The basic terms of the Acquisition provide Canary Wharf Shareholders with an opportunity to realise a significant proportion of their investment in the Company in cash while retaining an ongoing participation in the future of the Canary Wharf Estate through ownership of the Class B Shares. The Independent Committee acknowledges that the ability to receive Class B Shares may be an advantage to some Canary Wharf Shareholders, but expresses no opinion on the value of the Class B Shares or whether Canary Wharf Shareholders should decide to receive any Class B Shares.

Canary Wharf Shareholders can elect, under the Mix and Match Election, to receive 265 pence in cash for each of their Canary Wharf Shares. In recommending the Acquisition to Canary Wharf Shareholders, the Independent Committee felt that it was important that Canary Wharf Shareholders who do not wish to hold an investment in Silvestor Holdings should have the opportunity to receive all of their consideration under the Acquisition in cash.

The Class B Shares, which will be admitted to trading on AIM on the Scheme becoming effective, are expected to represent approximately 33 per cent. of the share capital of Silvestor Holdings. Although the Class B Shares will have non-proportionate voting rights and will rank behind shares to be held by the Glick Entities, they will carry the same economic rights as the shares in Silvestor Holdings to be held by the MS Funds and the Whitehall 2001 Funds. The Class B Shares will also benefit from certain rights and protections set out in the articles of association of Silvestor Holdings as described in more detail in Appendix 3.

Further information about Silvestor Holdings and the Class B Shares is set out below. Your attention is also drawn to the accompanying AIM Document which has been issued by Silvestor Holdings, including, in particular, the risk factors associated with an investment in the Class B Shares set out in Part III of the AIM Document.

7. Information on the Canary Wharf Group

The Company controls and manages a distinctive, integrated property development and investment project focused primarily on Grade A office space and high quality retail facilities at the 97 acre Estate, in close proximity to the City of London.

The Canary Wharf Group develops, manages and owns properties on the Estate as well as undertaking the construction of the buildings and facilities on the Estate. As at 31 December 2003, approximately 13.1 million square feet of office and retail space has been constructed on the Canary Wharf Estate (including approximately 4.2 million square feet in other ownership). The Canary Wharf Group has approximately 1.0 million square feet of additional office and retail space currently under construction.

The current built estate comprises 28 completed buildings (of which 21 are owned by the Canary Wharf Group) and incorporates more than 550,000 square feet of retail space concentrated in three shopping malls, a conference and banqueting centre, two Docklands Light Railway stations, a London Underground station, approximately 20 acres of landscaped grounds and five car parks (in addition to parking below office buildings).

On 22 December 2003, the Canary Wharf Group completed the sale of leasehold interests in two properties situated at 25 Canada Square and at 5 Canada Square, both on the Canary Wharf Estate, to wholly owned subsidiaries of RBS for consideration of approximately £1,112 million in cash. Additional limited consideration may be received by the Canary Wharf Group depending on the amount of capital allowances agreed by the purchasers with the Inland Revenue. The cash proceeds from the sale of the leasehold interests generated approximately £236.8 million of additional liquidity for the Canary Wharf Group. The completion of the sale of the two leasehold interests to RBS incidentally satisfied a condition of the implementation of the Scheme and the Acquisition.

For the year ended 30 June 2003, the Company reported turnover of £250.3 million and a loss before tax of £13.2 million. As at 30 June 2003, the Company had net assets of £1,519.4 million. Based on the market value of the Company's property portfolio of £5,811.5 million as at 30 June 2003, the Company's Adjusted Triple Net Asset Value was £1,524.4 million, or 261 pence per share, as set out in Appendix 2.

Financial information in relation to the Canary Wharf Group for the three years to 30 June 2003 is set out in Part 5 of this document.

8. Information on Silvestor and Silvestor Holdings

Silvestor and Silvestor Holdings are companies newly incorporated in England for the purpose of the Acquisition. Immediately following completion of the Acquisition, it is expected that Silvestor Holdings will own, directly or indirectly, 100 per cent. of the issued share capital of the Company. If the proposals to be made to the holder of the Warrants as described in paragraph 11 are not accepted, then the holder of the Warrants will retain the right, subject to any future adjustments made under the terms of the Warrants, to subscribe for approximately 7.3 per cent. of the fully diluted share capital of the Company. Accordingly, any future exercise of the Warrants will dilute Silvestor's interest in the Company and, indirectly, will dilute all shareholders in Silvestor Holdings, including holders of the Class B Shares. Further information on the Warrants and the proposals to be made to the holder of the Warrants is set out in paragraph 11 below.

Silvestor Holdings will be owned by the members of the Consortium and the Class B Shareholders following completion of the Acquisition. The members of the Consortium have entered into a shareholders' agreement which regulates the management and control of Silvestor Holdings, the terms of which are summarised in sub-paragraph 7(b)(iii) of Part 8 of this document. Neither Silvestor nor Silvestor Holdings has carried on any business prior to the date of the Scheme Document save for entering into transactions relating to the Acquisition.

Shareholdings in Silvestor Holdings

Following completion of the Acquisition, the approximate equity ownership of Silvestor Holdings is expected to be as follows:

Shareholder	Class of Share	Number of shares	Approximate percentage of share capital	Approximate percentage of voting rights
Canary Wharf Shareholders	Class B Shares	225,001,603	33%	6%
Glick Entities	SG Shares	225,262,357	33%	47%
MSREF Funds	Class A Shares	137,000,000	20%	28%
Whitehall 2001 Funds	Class A Shares	40,000,000	6%	8%
MSRESS Funds	Class A Shares	29,000,000	4%	6%
Princes Gate Investors	Class A Shares	24,000,000	4%	5%
TOTAL		680,263,960	100%	100%

Notes:

(1) Class B Shares available to Canary Wharf Shareholders under the terms of the Acquisition but which, as a result of elections made under the Mix and Match Election, are not issued to them, will be issued to persons procured by Morgan Stanley Securities Limited pursuant to certain underwriting arrangements. Certain Consortium members have entered into sub-underwriting arrangements with Morgan Stanley Securities Limited pursuant to which they have agreed to subscribe for Class B Shares in those circumstances. The maximum number of Class B Shares and the approximate proportion of the issued share capital and voting rights that such members could hold in the form of Class B Shares following completion of the Acquisition is 69,788,403 Class B Shares (10.3 per cent. of share capital; 1.8 per cent. of voting rights), of which 44,579,847 Class B Shares (6.6 per cent. of share capital; 1.2 per cent. of voting rights) would be held by the MSREF Fund; 10,000,000 Class B Shares (1.5 per cent. of share capital; 0.3 per cent. of voting rights) by the Whitehall 2001 Funds; 6,000,000 Class B Shares (0.9 per cent. of share capital; 0.2 per cent. of voting rights) by the MSRESS Funds; 6,000,000 Class B Shares (0.9 per cent. of share capital; 0.2 per cent. of voting rights) by Princes Gate Investors; and 3,208,556 Class B Shares (0.5 per cent. of share capital; 0.1 per cent. of voting rights) by one of the Glick Entities.

(2) The interests of the MSREF Funds and the Whitehall 2001 Funds above assume that the arrangements described under the heading "Arrangements with the Government of Qatar" in paragraph 9 of this Part 1 will be completed prior to completion of the Acquisition. If such arrangements are not completed prior to that time, then the number of Class A Shares and approximate proportion of the issued share capital and voting rights held by the MSREF Funds and the Whitehall 2001 Funds would be as follows: MSREF Funds, 127,000,000 Class A Shares (19 per cent. of share capital; 26 per cent. of voting rights) and Whitehall 2001 Funds, 50,000,000 Class A Shares (7 per cent. of share capital; 10 per cent. of voting rights).

The diagram below sets out the anticipated structure of the Silvestor Group after the Acquisition becomes effective.



Class B Shares
SG Shares
Class A Shares
Canary Wharf Shareholders
Glick Entities
MSREF Funds
Whitehall 2001 Funds
MSRESS Funds
Princes Gate Investors
Silvestor Holdings plc
Silvestor UK Properties Limited
Canary Wharf Group plc

The economic and voting interests of shareholders in Silvestor Holdings indicated in the table above may be diluted as a result of the proposed management incentive arrangements described in paragraph 11 of Part 2 of this document, the exercise of any outstanding options over Canary Wharf Shares and/or the exercise of any Warrants prior to the Scheme becoming effective. In addition, the return which may be achieved on the shares in Silvestor Holdings, including the Class B Shares, may be diluted in the future either as a result of the exercise of any of the Warrants after the Scheme becomes effective or, if accepted by the holder of Warrants, the proposal to be made in relation to the 1999 Warrants (as described in paragraph 11 of this Part 1). The table above does not take account of any of these arrangements.

Rights attaching to shares in Silvestor Holdings

Holders of Class B Shares will rank equally with the holders of Class A Shares in respect of their rights to dividends and other distributions. Holders of the SG Shares will be entitled to a fixed cumulative dividend of 8 per cent. per annum which will accrue from day to day. The Class A Shares and the Class B Shares (which together constitute the Ordinary Shares) will rank behind the SG Shares and dividends will not be payable on the Ordinary Shares if any dividends on SG Shares are due and outstanding. Holders of SG Shares will be entitled to receive their fixed cumulative dividend in priority to any payment by way of dividend or other distribution to the holders of any other class of shares.

On a liquidation of Silvestor Holdings, the SG Shares will rank ahead of the Ordinary Shares until a compounded annual return of 8 per cent. on net invested capital has been achieved in respect of the SG Shares. The Ordinary Shares will then be entitled to share in the capital of Silvestor Holdings until a compounded annual return of 8 per cent. on net invested capital has been achieved on those shares. Thereafter returns on capital will be made *pari passu* on the SG Shares and the Ordinary Shares. The same rights also apply where there is a consolidation or a merger of Silvestor Holdings with any other person (other than certain limited transactions) or on the sale of the entire issued share capital of Silvestor Holdings to a person who is not a member of the Consortium. In calculating any required rate of return for dividends or returns of capital, all shares in issue immediately following completion of the Acquisition will be deemed to be paid up in the amount of £1.00 and shares that are issued after that time will (unless the terms of issue provide otherwise) be deemed to have received such dividends or capital returns on a per share basis as shares of the same class issued in connection with the Acquisition have received.

The SG Shares carry the right to be redeemed in whole or in part six years after issue (or earlier if the Class A Shares are listed or the subject of a similar exit transaction) for an amount equal to that which would otherwise be payable on the SG Shares on a liquidation of Silvestor Holdings. They may be converted (at the option of the holder) at any time into Class A Shares on a one-for-one basis (subject to adjustment). The SG Shares will automatically convert into Class A Shares if the redemption right described in the preceding sentence is not exercised.

The Class B Shares will have non-proportionate voting rights relative to the SG Shares and the Class A Shares. At a general meeting of Silvestor Holdings, holders of Class B Shares will be entitled to cast one vote for each Class B Share which they hold, whilst each holder of SG Shares and each holder of Class A Shares will be entitled to cast eight votes in respect of each SG Share or Class A Share (respectively) held by it.

Further information on the rights attaching to the Class B Shares is contained in Appendix 3. Additional information on the various classes of shares in Silvestor Holdings is contained in the accompanying AIM Document which has been issued by Silvestor Holdings.

Intentions with regard to the Canary Wharf Group

Silvestor intends to dispose of certain assets held by Canary Wharf in order to help Silvestor achieve the returns on capital it anticipates. In the short term, Silvestor plans to dispose of certain properties which are let to high-quality tenants on a long term basis. In the longer term Silvestor may continue to sell partial or long-leasehold interests in certain assets, having

regard to the best interests of its shareholders. The accompanying AIM Document, which has been issued by Silvestor Holdings and for which Silvestor Holdings and the directors and proposed directors of Silvestor Holdings are responsible, contains further information about Silvestor's intentions with regard to the Canary Wharf Estate following completion of the Acquisition.

9. Information on the Consortium

The Consortium is comprised of the MSREF Funds, the Glick Entities, the Whitehall 2001 Funds, the MSRESS Funds and Princes Gate Investors. Details of the Consortium members are set out below. The arrangements entered into by the members of the Consortium for the purposes of implementing the Acquisition are more fully described in paragraph 7 of Part 8 of this document.

MSREF Funds

The MSREF Funds are the latest in a series of "MSREF" discretionary real estate private investment opportunity funds sponsored by the Morgan Stanley group. The MSREF Funds have raised aggregate committed capital of US$2.38 billion from investors, including the Morgan Stanley group, its employees, third-party institutional investors such as pension funds and insurance companies and certain individual investors.

Since 1992, the MSREF series of funds have been some of the most active real estate investors in the world acquiring, in aggregate, over US$29 billion of assets, including approximately US$11 billion in Europe. In the United Kingdom, these funds together own several investments totalling approximately US$2.1 billion. Their investments include portfolios of real estate assets, individual assets, development properties, real estate management and operating companies, and portfolios of performing and non-performing real estate loans. Since inception, these funds have invested an aggregate of US$5.4 billion of equity, including over US$1.6 billion in Europe.

The MSREF series of funds utilise the expertise, relationships and franchise of the Morgan Stanley group and have professionals located around the world providing acquisition, finance and asset management services.

The Glick Entities

The Glick Entities are investment vehicles and trusts connected with Simon Glick and his family. Simon Glick is a New York based professional investor who has invested both his and his family's capital for over three decades. Areas in which Mr. Glick invests include risk arbitrage, statistical arbitrage, special situations, undervalued securities, private equity, bank debt and real estate. Mr. Glick first invested in Canary Wharf in December 1995 when the Company was purchased by a consortium of international property investors including interests of Mr. Paul Reichmann, Mr. Glick, a company held by a trust for the benefit of HRH Prince Al Waleed Bin Talal Bin Abdulaziz Al Saud and his family, CNA Financial Corporation, Franklin Mutual Series Fund and affiliates of Republic New York Corporation. As at 12 January 2004 (the last practicable business day before the publication of this document) the Glick Entities were interested, in aggregate, in 85,004,663 Canary Wharf Shares representing approximately 14.5 per cent. of the existing issued share capital of the Company. As a result of the terms of their investment in the Consortium, the Glick Entities will not be realising any cash pursuant to the Acquisition from their current investment in the Company.

Whitehall 2001 Funds

The Whitehall 2001 Funds are the latest in a series of real estate investment funds sponsored and managed by The Goldman Sachs Group, Inc. and its affiliates. In total, up to 30 June 2003, Whitehall funds (including the Whitehall 2001 Funds) and certain affiliates have acquired or have under contract to acquire approximately US$66 billion in gross asset cost of real estate and real estate-related assets worldwide (corresponding to an aggregate equity capital

investment of approximately US$12 billion). Since 1994, Whitehall funds (including the Whitehall 2001 Funds) have acquired or have under contract to acquire US$18 billion in gross asset cost of European real estate and real estate-related assets through corporate acquisitions and/or direct asset investments. In the United Kingdom, Whitehall funds own several investments exceeding US$880 million in gross asset cost.

MSRESS Funds

Morgan Stanley Real Estate Special Situations Funds II is the second in a series of Morgan Stanley sponsored discretionary private equity funds that focus on making minority investments in the securities of real estate companies. Since 1997, this series of funds has invested, in aggregate, approximately US$500 million of equity in minority stakes in US, Asian and European real estate companies managing over US$5 billion of assets.

Morgan Stanley Real Estate Special Situations Funds II focuses exclusively on European real estate companies and to date has invested a total of US$155 million of equity in three separate transactions.

Princes Gate Investors

Princes Gate Investors is a US$1.2 billion private equity fund which targets non-controlling equity and equity-related investments. Princes Gate Investors is managed by PG Investors III, Inc., a wholly-owned subsidiary of the Morgan Stanley group. Capital is non-discretionary and is provided by 17 international private investors and Morgan Stanley. Since the founding of Princes Gate Investors in 1992, it has invested approximately US$1 billion in a wide range of businesses across the globe.

Arrangements with the Government of Qatar

On 14 December 2003, certain of the MSREF Funds entered into a conditional agreement with the Government of Qatar, Supreme Council for Economic Affairs and Investment, to form a new limited partnership and to assign to that partnership their rights to subscribe for 60,301,508 of the Class A Shares which they are entitled to subscribe under the Shareholders Agreement (as described in more detail in paragraph 6 of Part 2 and in sub-paragraph 7(b)(iii) of Part 8 of this document). If that agreement becomes effective, the newly formed limited partnership will become a party to the Shareholders Agreement and, upon completion of the Scheme, a shareholder in Silvestor Holdings.

An affiliate of MSREF IV International–G.P., L.L.C. will be the general partner of the new limited partnership. The Government of Qatar, Supreme Council for Economic Affairs and Investment, or a wholly-owned affiliate, will be the sole limited partner. As an affiliate of MSREF IV International–G.P., L.L.C. will be the general partner of the new limited partnership, the Class A Shares to be issued to the new limited partnership are treated as part of the holdings of the MSREF Funds for the purposes of the table and the diagram in paragraph 8 of this Part 1.

10. Management and employees

The board of Silvestor has given assurances to the Independent Committee that, on completion of the Acquisition, the existing employment rights, including accrued pension rights, of all of the management and employees of the Canary Wharf Group will be fully safeguarded. Further information on Silvestor's plans concerning the executive directors and senior management is contained in paragraph 11 of Part 2 of this document.

The current non-executive Canary Wharf Directors will resign from the Canary Wharf board upon the Scheme becoming effective.

11. Canary Wharf Share Schemes and Warrants

The Scheme will extend to any Canary Wharf Shares issued prior to the Scheme Record Time, including Canary Wharf Shares issued pursuant to the exercise of options granted under the Canary Wharf Share Schemes or the exercise of Warrants. The Scheme will not extend to Canary Wharf Shares issued after the Scheme Record Time, including as a result of the exercise of options under the Canary Wharf Share Schemes or the exercise of Warrants. If, after the Scheme Record Time, any Canary Wharf Shares are issued or transferred to any person (other than to a member of the Silvestor Group or to the holder of Warrants pursuant to the exercise of any Warrants), then each such Canary Wharf Share will be automatically exchanged for 220 pence in cash and 0.45 of a Class B Share (further details are set out in sub-paragraph 8(d) of Part 2 of this document).

Proposals in relation to options

Proposals in relation to the arrangements for optionholders under the Canary Wharf Share Schemes and the arrangements for the holder of the Warrants will be sent to optionholders and the holder of Warrants respectively in due course.

The proposals to participants in the Canary Wharf Share Schemes will allow optionholders, subject to satisfaction of relevant conditions, to exercise their options and to receive the same consideration as other Canary Wharf Shareholders under the Scheme. Optionholders who exercise their options and receive Canary Wharf Shares will be entitled to make an election under the Mix and Match Election in respect of those Canary Wharf Shares in accordance with the terms of the Scheme.

Proposals in relation to the Warrants

The proposals to the holder of the Warrants are expected to comprise an offer of up to £7 million in return for the cancellation of the 1997 Warrants and a deferred value entitlement in Silvestor Holdings in return for the cancellation of the 1999 Warrants. The deferred value entitlement to be offered in relation to the 1999 Warrants is intended to replicate (to the extent that it is practicable to do so) the economic structure of the 1999 Warrants in a form that is appropriate for the future business strategy of the Silvestor Group. Under the proposal, the holder of the 1999 Warrants will be entitled to receive a specified level between 3 per cent. and 5 per cent. of the income and capital distributed by Silvestor Holdings after the shareholders in Silvestor Holdings (including holders of Class B Shares) have received, in addition to a return of their invested capital, a return on net invested capital of a specified level between 9 and 12 per cent. If and when such proposals take effect and assuming the specified return on net invested capital is achieved, the economic interests of shareholders in Silvestor Holdings, including the holders of Class B Shares, will be diluted accordingly.

Effect of exercise of the Warrants

The Warrants may be exercised (in whole or in part) at any time before the Scheme becomes effective and remain exercisable (in whole or in part) thereafter until their stated expiry dates. If the Warrants are exercised before the Scheme Record Time, then the holder of the Warrants will be entitled, on the same basis as other Canary Wharf Shareholders, to the basic consideration under the terms of the Acquisition and to make an election under the Mix and Match Election in respect of the Canary Wharf Shares issued on the exercise of such Warrants. If the Warrants are exercised after the Scheme Record Time, then they will dilute Silvestor's interest in the Company (and, indirectly, will dilute all shareholders in Silvestor Holdings, including holders of Class B Shares). The number of Canary Wharf Shares to which exercise in full of the Warrants would entitle the holder of the Warrants currently represents approximately 7.3 per cent. of the issued share capital of the Company. Adjustments to the number and price of Canary Wharf Shares to be issued on exercise of the Warrants as a result of certain events (including, in certain circumstances, returns of value to shareholders) are also provided for under the terms of the Warrants. Any such adjustments may result in

further indirect dilution of shareholders in Silvestor Holdings. IPC Advisors, the holder of the Warrants, has, during the Offer Period, expressed views as to their operation in certain circumstances following an acquisition of the Company. In the opinion of the Independent Committee, these views are not supported by the provisions of the Warrants. Note 18 to the financial information concerning the Canary Wharf Group set out in Part 5 of this document illustrates the adjustment made by the board of the Company to the rights of the holder of the Warrants in connection with the payment of the special dividend by the Company in 2002.

12. The Scheme and the Canary Wharf Shareholder meetings

The Scheme, which is subject to the conditions set out in Part 3 of this document, requires the approval of Canary Wharf Shareholders (excluding the Glick Entities) by the passing of a resolution at the Court Meeting and the separate approval of Canary Wharf Shareholders (including the Glick Entities) by the passing of a special resolution at the Extraordinary General Meeting, both of which are to be held on 23 February 2004 on the 29th Floor, One Canada Square, Canary Wharf, London, E14 5AB. The Scheme must also be sanctioned by the High Court.

Further information about the Scheme and the approvals necessary to implement the Scheme and the Acquisition is contained in paragraphs 8 and 9 of Part 2 of this document.

Subject to satisfaction or waiver of the conditions set out in Part 3 and dependent upon the date on which the High Court sanctions the Scheme and confirms the Capital Reduction, it is expected that the Scheme will become effective on or about 12 March 2004.

If the Scheme becomes effective, it will be binding on all Scheme Shareholders, whether or not they voted in favour of the Scheme and related resolutions at the Court Meeting and/or at the Extraordinary General Meeting.

13. Action to be taken

Notices convening the Court Meeting and the Extraordinary General Meeting are set out on pages 189 to 192 of this document. You will find enclosed with this document a blue Form of Proxy for use at the Court Meeting, a white Form of Proxy for use at the Extraordinary General Meeting and a Form of Election for use in connection with the Mix and Match Election.

Whether or not you intend to be present at either meeting, you are requested to complete and return both the enclosed Forms of Proxy for the Court Meeting (blue) and for the Extraordinary General Meeting (white) in accordance with the instructions printed on the forms. Completed Forms of Proxy should be returned to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, as soon as possible, and in any event so as to be received not later than 10.30 a.m. on 21 February 2004 in the case of the blue Form of Proxy for the Court Meeting and 10.40 a.m. on 21 February 2004 in the case of the white Form of Proxy for the Extraordinary General Meeting. The blue Form of Proxy for the Court Meeting (but not the white Form of Proxy for the Extraordinary General Meeting) may instead be handed to the Chairman of the Court Meeting. The completion and return of the Forms of Proxy will not prevent you from attending the Court Meeting or the Extraordinary General Meeting and voting in person if you so wish and are so entitled.

Whether or not you vote in favour of the Scheme at the Court Meeting and/or the Extraordinary General Meeting, if the Scheme becomes effective your Canary Wharf Shares will be cancelled and, unless you have made an election under the Mix and Match Election in respect of your Canary Wharf Shares, you will receive 220 pence in cash and 0.45 of a Class B Share for each Canary Wharf Share that you hold at the Scheme Record Time. You are encouraged to complete and return a Form of Election if you wish to elect to vary the proportions in which you will receive cash and/or Class B Shares in respect of your Canary Wharf Shares under the Scheme if the Scheme becomes effective.

14. Further information

Your attention is drawn to the letter from Lazard and Cazenove set out in Part 2 of this document, which gives further details about the Acquisition and the Scheme, and to the AIM Document accompanying this document which contains further information about Silvestor, Silvestor Holdings, the Canary Wharf Group and the Class B Shares. The AIM Document has been issued by Silvestor Holdings and Silvestor Holdings and the directors and the proposed directors of Silvestor Holdings are responsible for the AIM Document.

15. Recommendation

Against the background described in paragraphs 5 and 6 above, the Independent Committee, having been so advised by Cazenove, considers the terms of the Acquisition (including the Scheme) to be fair and reasonable and that it should be voted for in the absence of a superior offer.

The Independent Committee has also been advised by Lazard, which considers the terms of the Acquisition (including the Scheme) to be fair and reasonable and that it should be voted for in the absence of a superior offer. Lazard advised the Company on the disposals of certain properties to RBS and received a fee on the completion of those disposals. As completion of the property disposals was a condition to the Acquisition, Lazard has not acted as Rule 3 adviser to the Independent Committee in relation to the Acquisition for the purposes of the Code.

In providing advice to the Independent Committee, Cazenove and Lazard have taken into account the commercial assessments of the Independent Committee.

The Independent Committee unanimously recommends Canary Wharf Shareholders to vote in favour of the Acquisition, as the Canary Wharf Directors comprising the Independent Committee have undertaken to do in respect of their own beneficial shareholdings of 3,955,001 Canary Wharf Shares, representing approximately 0.7 per cent. of the issued share capital of the Company.

The undertakings referred to in the preceding paragraph cease to be binding if the recommendation of the Acquisition by the Independent Committee is withdrawn or adversely modified.

Under the Mix and Match Election, Canary Wharf Shareholders may elect to vary the proportions in which they receive cash and Class B Shares in respect of their holdings of Canary Wharf Shares and will, if they so elect, receive 265 pence in cash for each Canary Wharf Share which they hold. The Independent Committee has based its recommendation on the 265 pence in cash per Canary Wharf Share which is available to Canary Wharf Shareholders if they elect, under the Mix and Match Election, to receive all cash instead of Class B Shares.

The availability of a continuing investment in the future of the Canary Wharf Estate through the Class B Shares may be an advantage to some of the Company's shareholders, but the Independent Committee expresses no opinion on the value of the Class B Shares or whether Canary Wharf Shareholders should decide to receive any Class B Shares.

Canary Wharf Shareholders are recommended to consider carefully, in the light of their investment objectives and having taken independent advice appropriate to their own financial circumstances, whether it is appropriate for them to invest in Class B Shares. Canary Wharf Shareholders are reminded that, unless they elect under the Mix and Match Election to receive all cash in respect of their Canary Wharf Shares, then they will receive part of any consideration payable under the Acquisition in the form of Class B Shares.

The Independent Committee draws the attention of Canary Wharf Shareholders to the letter from Morgan Stanley which provides an estimate of value of not less than 100 pence per Class B Share contained in Appendix 1. Canary Wharf Shareholders should also have regard to the accompanying AIM Document which has been issued by Silvestor Holdings and for which Silvestor Holdings and the directors and the proposed directors of Silvestor Holdings are responsible and, in particular, to Part III (Risk Factors) of that document.

Yours sincerely

Sir Martin Jacomb
Chairman of the Independent Committee and acting Chairman of the Company

PART 2

EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985

LAZARD

50 Stratton Street
London W1J 8LL

CAZENOVE

20 Moorgate
London EC2R 6DA

15 January 2004

To all Canary Wharf Shareholders and, for information only, the holder of the Warrants and participants in the Canary Wharf Share Schemes

Dear Sir or Madam,

RECOMMENDED OFFER BY SILVESTOR UK PROPERTIES LIMITED FOR CANARY WHARF GROUP PLC

1. Introduction

On 5 December 2003, the Independent Committee of the Company and the board of Silvestor announced that they had agreed the terms of a recommended offer by Silvestor for the Company. The Acquisition is to be effected by means of a scheme of arrangement of the Company under section 425 of the Companies Act, which requires the approval of Canary Wharf Shareholders and the sanction of the Court.

Your attention is drawn to the letter from the Chairman of the Independent Committee and the acting Chairman of the Company, Sir Martin Jacomb, set out in Part 1 of this document, which is incorporated by reference into this Explanatory Statement. That letter contains, amongst other things, information on the background to and reasons for the Acquisition and the recommendation by the Independent Committee to Canary Wharf Shareholders to vote in favour of the resolutions to approve and implement the Scheme and the Acquisition to be proposed at the Court Meeting and the Extraordinary General Meeting. Your attention is also drawn to the accompanying AIM Document which has been issued by Silvestor Holdings and which contains further information on Silvestor, Silvestor Holdings, the Canary Wharf Group and the Class B Shares.

The Independent Committee has been advised by Lazard and by Cazenove in connection with the Acquisition. Lazard and Cazenove have been authorised by the Independent Committee to write to you to explain the terms of the Acquisition and to provide you with other relevant information.

2. Summary of the terms of the Acquisition

Under the terms of the Acquisition, Scheme Shareholders will receive:

For each Canary Wharf Share	**220 pence in cash and 0.45 of a Class B Share in Silvestor Holdings**

Canary Wharf Shareholders are also being offered the opportunity under the Mix and Match Election to elect to vary the proportions in which they receive cash and Class B Shares in respect of their holdings of Canary Wharf Shares. Canary Wharf Shareholders will, if they so elect, receive consideration of 265 pence in cash in respect of each Canary Wharf Share held by them. Further information about the Mix and Match Election is provided in paragraph 4 below.

Fractions of Class B Shares will not be allotted or issued. Any Canary Wharf Shareholder who would otherwise have had a fractional entitlement to a Class B Share will be paid an amount in cash in respect of such fractional entitlement on the basis of one penny for each one-hundredth of a Class B Share.

Following completion of the Acquisition and assuming that Scheme Shareholders take up all of the Class B Shares available to them under the Scheme, Scheme Shareholders are expected to own approximately 33 per cent. of the issued share capital of Silvestor Holdings. Your attention is drawn to paragraphs 8, 10 and 11 of Part 1 of this document which describe circumstances in which the relative economic and voting interests of shareholders in Silvestor Holdings, including holders of Class B Shares, may be affected, in particular, by the potential exercise of the Warrants. To the extent that Scheme Shareholders do not elect for all of the Class B Shares to be offered under the Scheme, the Class B Shares not so elected for will be issued pursuant to certain underwriting arrangements (details of which are set out in paragraph 7 of Part 8 of this document).

Full particulars of the rights attaching to the Class B Shares are contained in the AIM Document which accompanies this document and which has been issued by Silvestor Holdings. Your attention is also drawn to the description of the rights attaching to the Class B Shares set out in Appendix 3 to this document.

3. Financial effect of completion of the Acquisition

The following table sets out, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects on capital value for a holder of 1,000 Canary Wharf Shares assuming the Scheme becomes effective. It compares the value of the number of Class B Shares and the amount of cash consideration to be issued or paid (respectively) under the Scheme in respect of 1,000 Canary Wharf Shares with the value of 1,000 Canary Wharf Shares on 5 June 2003 (the last business day prior to the commencement of the Offer Period). It assumes no election is made under the Mix and Match Election. In assessing the financial effects of the Acquisition, no account has been taken of any potential liability to taxation of a Canary Wharf Shareholder.

	£
Value of 450 Class B Shares	450(1)
Cash consideration	2,200
Total value of consideration in respect of 1,000 Canary Wharf Shares	2,650
Less: market value of 1,000 Canary Wharf Shares on 5 June 2003	(1,800)(2)
Increase in capital value	850
Percentage increase in capital value	47%

Notes:

(1) Based on the value of a Class B Share of 100 pence: see Appendix 1.

(2) Based on the closing middle-market price of 180 pence per Canary Wharf Share on 5 June 2003 (the last business day before the commencement of the Offer Period).

4. Mix and Match Election

Scheme Shareholders may elect under the terms of the Acquisition to vary the proportions in which they receive cash consideration and Class B Shares in respect of their holdings of Scheme Shares on the following basis:

For each 100 pence in cash	**One Class B Share in Silvestor Holdings**

Other than the Class B Shares to be issued to companies held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family, which have undertaken to elect to receive Class B Shares in respect of all their Canary Wharf Shares, the Class B Shares have been fully underwritten by Morgan Stanley Securities Limited, so that even if all Canary Wharf Shareholders (other than companies held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family) elect for all cash consideration of 265 pence per Canary Wharf Share under the Mix and Match Election, Silvestor will be able to satisfy all such elections in full. Further details of the underwriting arrangements are set out in paragraph 5 below and in paragraph 7 of Part 8 of this document.

Irrespective of the number of Scheme Shareholders who elect for Class B Shares under the Mix and Match Election, the number of Class B Shares to be issued pursuant to the Acquisition will not be varied. Accordingly, Silvestor's ability to satisfy all elections for Class B Shares made by Canary Wharf Shareholders will depend on other Canary Wharf Shareholders making countervailing elections for cash. To the extent that elections for Class B Shares cannot be satisfied in full, they will be scaled down on a *pro rata* basis. As a result, Scheme Shareholders who elect to receive additional Class B Shares under the Mix and Match Election will not necessarily know the exact number of Class B Shares they are entitled to receive until settlement of the consideration under the Acquisition.

The Mix and Match Election will not affect the entitlements of those Scheme Shareholders who do not make an election under the Mix and Match Election.

The Mix and Match Election will remain open until 3.00 p.m. on 10 March 2004, but may be closed on such later date as Silvestor may announce falling before the Scheme Record Time. If the Mix and Match Election has been closed, Silvestor reserves the right to re-introduce a mix and match facility, subject to the provisions of the Code.

If you elect to receive cash (or Class B Shares, as the case may be) in respect of all of your Canary Wharf Shares by writing "ALL" in the appropriate box on the Form of Election and, prior to the Scheme Record Time, you acquire additional Canary Wharf Shares or you sell or otherwise transfer some of your Canary Wharf Shares, then your election will be treated as applying to all of the Canary Wharf Shares which you hold at the Scheme Record Time notwithstanding that the number of Canary Wharf Shares which you hold at the Scheme Record Time may be greater or less than the number of Canary Wharf Shares you held at the time you submitted your Form of Election. If you elect to receive cash (or Class B Shares) in respect of all of your Canary Wharf Shares in the manner described in this paragraph, then any subsequent Form of Election which you submit will be invalid.

If you elect to receive cash and/or Class B Shares under the Mix and Match election in respect of a specified number of your Canary Wharf Shares and, prior to the Scheme Record Time, you acquire more Canary Wharf Shares, then (subject to the following paragraph) your initial election will not apply in relation to the Canary Wharf Shares so acquired. If you wish to make an election in relation to those newly acquired Canary Wharf Shares, then you must submit a separate Form of Election in respect of those shares.

If you elect to receive cash and/or Class B Shares under the Mix and Match Election in respect of a specified number of your Canary Wharf Shares and if, at the Scheme Record Time, the number of Canary Wharf Shares that you hold is less than the number of Canary Wharf Shares in respect of which you have made an election(s) (for example, because you have sold

some of your Canary Wharf Shares), then your election(s) shall apply in relation to all of the Canary Wharf Shares you hold at the Scheme Record Time. In those circumstances, if you have made elections for both cash and Class B Shares, then those elections will apply proportionately to the number of Canary Wharf Shares you hold at the Scheme Record Time. By way of example, if a Canary Wharf Shareholder who holds 100 Canary Wharf Shares elects to receive Class B Shares in respect of 60 of those Canary Wharf Shares and cash in respect of 20 of those Canary Wharf Shares and subsequently sells 40 Canary Wharf Shares so that, at the Scheme Record Time, he holds 60 Canary Wharf Shares, then he will be treated as having elected to receive Class B Shares in respect of 45 of those Canary Wharf Shares and cash in respect of 15 of those Canary Wharf Shares.

You should be aware that, if you buy or sell Canary Shares after having made an election(s) under the Mix and Match Election, then the number of Canary Wharf Shares to which your election(s) applies may be affected.

Canary Wharf Shareholders who hold Canary Wharf Shares in both certificated and uncertificated form and who wish to make an election under the Mix and Match Election in respect of both such holdings must complete a separate Form of Election for each holding. Similarly, Canary Wharf Shareholders should complete a separate Form of Election for Canary Wharf Shares held under different member account references within CREST and for Canary Wharf Shares held in certificated form but under different designations if they wish to make an election under the Mix and Match Election in respect of such shares.

Additional Forms of Election can be obtained by telephoning Capita Registrars on 0870 162 3100 or, if calling from outside the UK, +44 20 8639 2157.

Canary Wharf Shareholders who are considering whether or not to elect to receive a higher proportion of Class B Shares should be aware that, depending on their individual circumstances, they may incur a liability to UK taxation on chargeable gains in excess of the amount of cash which they receive under the terms of the Acquisition. In this regard your attention is drawn to paragraph 12 below.

5. Financing

The cash consideration payable to Canary Wharf Shareholders under the terms of the Acquisition will be provided from a combination of equity subscriptions by members of the Consortium and debt financing from a group of lenders, including Citigroup Global Markets Limited, Goldman Sachs Credit Partners, L.P., J.P. Morgan Plc and Morgan Stanley Dean Witter Bank Limited. Further details on the terms of the equity subscriptions and the debt financing are set out in paragraph 7 of Part 8 of this document.

Cash consideration due to Canary Wharf Shareholders who elect to receive cash instead of Class B Shares under the Mix and Match Election will be satisfied from cash made available as a result of countervailing elections for Class B Shares and, to the extent required, from funds made available under an underwriting arrangement entered into between Silvestor Holdings and Morgan Stanley Securities Limited, details of which are set out in paragraph 7 of Part 8 of this document.

6. The Consortium arrangements

On 1 September 2003, MSREF IV International–G.P., L.L.C. announced that it had entered into an exclusivity agreement with Simon Glick in relation to a potential offer for the Company. This exclusivity agreement has been superseded by an agreement entered into by the MS Funds, the Glick Entities and Simon Glick dated 5 December 2003 (as amended) to regulate the conduct of the Acquisition. The agreement includes an undertaking by the Glick Entities:

(i) not to sell any Canary Wharf Shares or to accept any third party offer for the Company in respect of the Canary Wharf Shares in which the Glick Entities are interested (in

aggregate, 85,004,663 Canary Wharf Shares as at 12 January 2004, being the last practicable business day before the publication of this document, representing approximately 14.5 per cent. of the issued share capital of the Company);

(ii) to vote those shares in favour of the resolutions to be proposed at the Canary Wharf Meetings in respect of which the Glick Entities are permitted to vote; and

(iii) to vote those shares against any resolutions put to any general meeting of Canary Wharf Shareholders in connection with a competing offer.

These obligations cease to apply if:

(a) the Independent Committee's recommendation of the Acquisition (on its original or any revised terms) is withdrawn and either (i) remains withdrawn on the day before any closing date of a Third Party Transaction or 24 hours before the deadline for submitting proxies for any meeting of Canary Wharf Shareholders in relation to the Acquisition or that Third Party Transaction (where the Third Party Transaction is to be implemented by way of a scheme of arrangement), or (ii) Silvestor announces that it will not increase its offer;

(b) a competing offer becomes or is declared unconditional as to acceptances or, if such offer is to be implemented by way of a scheme of arrangement, becomes effective; or

(c) the Scheme is not approved by the necessary majority at the Court Meeting or is not sanctioned by the Court.

The Glick Entities and Simon Glick have also entered into an agreement with Silvestor Holdings pursuant to which the Glick Entities will contribute to Silvestor Holdings their beneficial holding of 85,004,663 Canary Wharf Shares, representing approximately 14.5 per cent. of the issued share capital of the Company, in exchange for 225,262,357 SG Shares in Silvestor Holdings. These SG Shares will represent approximately 33 per cent. of the issued share capital of Silvestor Holdings immediately following completion of the Acquisition and will rank ahead of the Class A Shares and the Class B Shares in certain respects (see paragraph 8 of Part 1 of this document). The obligation of the Glick Entities to contribute their Canary Wharf Shares is subject, amongst other things, to the Scheme becoming effective and to the fulfilment of the obligations of the MS Funds and the Whitehall 2001 Funds to subscribe for Class A Shares in Silvestor Holdings.

The MS Funds, the Glick Entities and Simon Glick, together with the Whitehall 2001 Funds, have also entered into the Shareholders Agreement under which the parties agree to regulate the management and control of Silvestor Holdings. The key provisions of the Shareholders Agreement include:

(a) an obligation on the MS Funds and the Whitehall 2001 Funds to subscribe, in aggregate, for 230,000,000 Class A Shares, in each case to fund part of the cash consideration for the Acquisition;

(b) provisions relating to the governance of Silvestor Holdings, including the appointment of directors to the board of Silvestor Holdings, the agreement of a budget and operating plan for the Silvestor Group and certain veto rights in favour of the Glick Entities; and

(c) the terms on which the members of the Consortium may transfer their shares in Silvestor Holdings.

Further details of the agreements described in this paragraph are set out in paragraph 7 of Part 8 of this document. Your attention is also drawn to paragraph 10(c) of Part X of the accompanying AIM Document which has been issued by Silvestor Holdings.

7. Certain fees payable by the Company

Under the terms of an agreement dated 5 December 2003, the Company has agreed:

(a) to pay MSREF IV International–G.P., L.L.C. a fee of approximately £15.5 million if:

(i) the Independent Committee withdraws or adversely modifies its recommendation of the Acquisition and thereafter the Acquisition is not made, lapses or is withdrawn; or

(ii) a Third Party Transaction is successful; and

(b) if the Acquisition is unsuccessful for any other reason (other than as a result of the insolvency of Silvestor), to pay a fee to MSREF IV International–G.P., L.L.C. of approximately £7.8 million.

The Property Sale Agreements completed on 22 December 2003. As a result, under the terms of the 5 December 2003 Agreement, if the Acquisition is unsuccessful, then Canary Wharf will pay MSREF IV International–G.P., L.L.C. an additional fee of £4.0 million (of which RBS has agreed with the Company to bear £1.0 million), together with any amount payable in respect of VAT. However, if this additional £4.0 million fee becomes payable, then the fee referred to in sub-paragraph (a) above (if payable), but not the fee referred to in sub-paragraph (b) above, will be reduced by an amount equal to the additional £4.0 million fee together with any amount payable in respect of VAT thereon.

8. Structure of the Acquisition

(a) *The Scheme*

The Acquisition is to be effected under section 425 of the Companies Act by way of a scheme of arrangement, the provisions of which are set out in full in Part 4 of this document. On the Scheme becoming effective, it will be binding on all Scheme Shareholders, including any Canary Wharf Shareholders who did not vote to approve the Scheme or who voted against the Scheme, and all of the Scheme Shares in issue at the Scheme Record Time will be cancelled at that time. Immediately following such cancellation, new Canary Wharf Shares will be issued to Silvestor.

Canary Wharf Shares issued to Silvestor under the Scheme will be issued fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and other interests and together with all rights attaching to the Canary Wharf Shares, including the right to receive and retain all dividends and other distributions declared, made or paid after the date on which the Scheme becomes effective.

Settlement of the consideration to which Canary Wharf Shareholders are entitled under the Scheme will be effected in the manner described in paragraph 10 below.

(b) *Canary Wharf Shareholder approvals*

The Acquisition is subject to the approval of Canary Wharf Shareholders by the passing of a resolution at the Court Meeting. This resolution must be approved by a majority in number of the holders of Canary Wharf Shares present and voting, either in person or by proxy, representing not less than 75 per cent. in value of the Canary Wharf Shares held by such holders. Canary Wharf Shares in which Silvestor, Silvestor Holdings and/or the Glick Entities are interested will not be eligible to be voted on the resolution to approve the Scheme and the Scheme will not apply to such Canary Wharf Shares. As at 12 January 2004 (the last practicable business day before the publication of this document), the Glick Entities were interested in 85,004,663 Canary Wharf Shares, representing approximately 14.5 per cent. of the existing issued share capital of the Company, Silvestor Holdings and Silvestor was not interested in any Canary Wharf Shares.

In addition, the Scheme will require the approval of Canary Wharf Shareholders at the Extraordinary General Meeting. The Extraordinary General Meeting has been convened to consider and, if thought fit, to pass a special resolution (which requires a vote in favour of not less than 75 per cent. of the votes cast, whether in person or by proxy):

(i) to approve the Scheme;

(ii) to approve a reduction of capital and subsequent issue of new Canary Wharf Shares in accordance with the Scheme; and

(iii) to amend the Company's articles of association in the manner described in sub-paragraph (d) below.

Each holder of Canary Wharf Shares (including shares in which Silvestor, Silvestor Holdings and/or the Glick Entities are interested) will be entitled to attend and vote at the Extraordinary General Meeting.

(c) *The Court hearing*

All Canary Wharf Shareholders are entitled to attend the High Court hearing to sanction the Scheme in person or through counsel to support or oppose the sanctioning of the Scheme. That hearing is expected to occur on 11 March 2004.

The Scheme will become effective upon the delivery to the Registrar of Companies in England and Wales of a copy of the order of the High Court sanctioning the Scheme and confirming the Capital Reduction and the registration of such order, which is expected to occur on 12 March 2004.

Unless the Scheme becomes effective by not later than 3 April 2004, or such later date as the Company and Silvestor may agree and the Court may allow, the Scheme will not become effective and the Acquisition will not proceed.

(d) *Amendment to the Company's articles of association*

The resolution to be proposed at the Extraordinary General Meeting will contain provisions to amend the Company's articles of association to ensure that any Canary Wharf Shares issued other than to a member of the Silvestor Group between the approval of the Scheme at the Court Meeting and the Scheme Record Time will be subject to the Scheme. These provisions will avoid any person (other than a member of the Silvestor Group or the holder of the Warrants) being left with Canary Wharf Shares after dealings in such shares have ceased on the London Stock Exchange. Paragraphs (C) and (D) of the special resolution set out in the notice of Extraordinary General Meeting at pages 190 to 192 of this document set out in full the terms of the proposed amendments to the Company's articles of association.

(e) *Conditions*

The Scheme is subject to the conditions set out in Part 3 of this document, including, amongst other things:

(i) the approval of the Scheme at the Canary Wharf Meetings;

(ii) the sanction of the Scheme by the High Court;

(iii) there not having occurred the destruction of or damage to one or more buildings at the Estate, comprising in aggregate more than 850,000 square feet net internal area, as a result of which the building(s) are or are reasonably likely to be rendered incapable of beneficial occupation and use for a time period which can reasonably be expected to exceed 12 months (and whether or not a member of the Canary Wharf Group is insured against such destruction or damage); and

(iv) the admission of the Class B Shares to trading on AIM.

The Acquisition can only become effective if all conditions to the Scheme, including those described above, have been satisfied or, if capable of waiver, waived.

(f) *Other corporate actions*

Silvestor and Silvestor Holdings will undertake certain corporate actions following the implementation of the Acquisition. These actions are required to be taken by Silvestor under the terms of the loan facilities entered into by Silvestor and Silvestor Holdings with the lending banks (details of which are set out in sub-paragraph 7(c) of Part 8 of this document) and are required to assist Silvestor in repaying funds borrowed under the loan facilities. Accordingly, once the Scheme has taken effect a resolution will be proposed by the Company for it to be re-registered as a private company. Following the re-registration of the Company as a private company, it is then proposed that a special resolution be passed and other relevant action be taken in accordance with the Companies Act to permit members of the Canary Wharf Group to give financial assistance to Silvestor and Silvestor Holdings in relation to the loan facilities referred to above.

(g) *Alternative means of implementing the Acquisition*

Silvestor has reserved the right to implement the Acquisition by way of a take-over offer in which case additional documents will be despatched to Canary Wharf Shareholders. In such event, such an offer will (unless otherwise agreed) be implemented on the same terms (subject to appropriate amendments) as those which would apply to the Scheme.

9. Shareholder meetings

The Court Meeting and the separate Extraordinary General Meeting will both be held on 23 February 2004 on the 29th Floor, One Canada Square, Canary Wharf, London E14 5AB.

The Court Meeting is being held at the direction of the High Court to seek the approval of the Scheme by Scheme Shareholders. The Court Meeting has been convened for 10.30 a.m. on 23 February 2004. At the Court Meeting, voting will be by poll and each member present in person or by proxy will be entitled to one vote for each Scheme Share held. The approval required at the Court Meeting is a simple majority in number representing not less than 75 per cent. in value of those holders of Scheme Shares present and voting (in person or by proxy) at the Court Meeting. The Extraordinary General Meeting will commence immediately after the conclusion of the Court Meeting.

Notices of both the Court Meeting and the Extraordinary General Meeting are set out on pages 189 to 192 of this document. Entitlement to attend and vote at these meetings and the number of votes which may be cast at them will be determined by reference to the Company's share register at the Voting Record Time.

10. Listing, dealing and settlement

An application will be made by Silvestor Holdings to the London Stock Exchange for the Class B Shares to be admitted to trading on AIM. It is expected that admission to trading on AIM will become effective and that dealings for normal settlement of the Class B Shares will commence on AIM at 8.00 a.m. on the Effective Date, which, subject to the sanction of the High Court, is expected to be 12 March 2004.

Dealings in Canary Wharf Shares on the London Stock Exchange will cease at the close of business on the last business day before the Effective Date and Canary Wharf Shares will cease to be listed on the London Stock Exchange on the Effective Date.

Subject to the Acquisition becoming effective (and except as provided in paragraph 13 below in relation to certain overseas Canary Wharf Shareholders), settlement of the consideration to which any Canary Wharf Shareholder is entitled under the Scheme will be effected in the manner described below.

(a) *Scheme Shares in uncertificated form (that is, in CREST)*

Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form:

(i) the Class B Shares to which the Scheme Shareholder is entitled will be issued in uncertificated form through CREST. Silvestor will procure that CRESTCo is instructed to credit the Scheme Shareholder's appropriate stock account in CREST with the applicable numbers of Class B Shares at the commencement of dealings in the Class B Shares; and

(ii) settlement of cash consideration will be paid through CREST as soon as practicable after the Effective Date and in any event within 14 days after the Effective Date, in accordance with the CREST payment arrangements.

As from the Effective Date, each holding of Scheme Shares credited to any stock account in CREST will be disabled and all Scheme Shares will be removed from CREST in due course.

Silvestor reserves the right to pay any cash consideration and to procure the issue of Class B Shares to all or any Scheme Shareholder(s) who hold Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to in sub-paragraph 10(b) below if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this sub-paragraph 10(a).

(b) *Scheme Shares in certificated form (that is, not in CREST)*

Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form:

(i) the Class B Shares to which the Scheme Shareholder is entitled will be issued in certificated form; and

(ii) settlement of cash consideration to which the Scheme Shareholder is entitled will be made in pounds sterling by cheque drawn on a branch of a clearing bank in the United Kingdom.

Cheques in respect of cash consideration and definitive certificates for the Class B Shares will be despatched by first class post (or by such other method as may be approved by the Panel and (in the case of the Class B Shares only) the London Stock Exchange) as soon as practicable (and in any event within 14 days) after the Effective Date. Cheques will be sent to Scheme Shareholders at the addresses appearing in the Company's register of members at the Scheme Record Time or, in the case of the joint holders, to the holder whose name appears first in such register in respect of the joint holding concerned.

On the Effective Date, each certificate representing a holding of Canary Wharf Shares subject to the Scheme will cease to be valid. Following settlement of the consideration to which a Canary Wharf Shareholder is entitled under the Scheme, Scheme Shareholders will be bound on the request of the Company either (i) to destroy such Canary Wharf Share Certificates or (ii) to return such Canary Wharf Share certificates to the Company, or to any person appointed by the Company, for cancellation.

(c) *General*

Fractions of Class B Shares will not be allotted or issued. Any Canary Wharf Shareholder who would otherwise have had a fractional entitlement to a Class B Share will be paid an amount in cash in respect of such fractional entitlement on the basis of one penny for each one-hundredth of a Class B Share. Any cash which may be due in respect of fractional entitlements to Class B Shares will be paid in the manner described above.

All documents or cheques sent to Canary Wharf Shareholders in accordance with this paragraph 10 will be sent at the shareholders' risk.

In relation to Class B Shares to be issued in certificated form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such Class B Shares as referred to in sub-paragraph 10(b) above. Pending the issue of definitive certificates for such Class B Shares, former Canary Wharf Shareholders wishing to register transfers of such Class B Shares may certify their share transfer forms against the register of members of Silvestor Holdings by contacting the Silvestor Holdings registrar, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. On the registration of any such transfers, the transferee will receive a share certificate in respect of the Class B Shares the subject of the relevant transfer.

All mandates relating to the payment of dividends on Canary Wharf Shares and other instructions given to Canary Wharf by Canary Wharf Shareholders in force at the Scheme Record Time relating to holdings of Canary Wharf Shares will, unless and until amended or revoked, be deemed as from the Effective Date to be an effective mandate or instruction to Silvestor Holdings in respect of the corresponding Class B Shares.

Save with the consent of the Panel, settlement of the consideration to which any Canary Wharf Shareholder is due under the Scheme will be implemented in full in accordance with the terms set out in Part 4 without regard to any lien, right of set off, counterclaim or analogous right to which Silvestor may otherwise be, or claim to be, entitled against any Canary Wharf Shareholder.

11. The Canary Wharf Directors and the effect of the Scheme on their interests

Details of the interests of the Canary Wharf Directors in Canary Wharf Shares are set out in paragraphs 4 and 5 of Part 8 of this document.

Prior to the Scheme Record Date, those Canary Wharf Directors who are participants in the Canary Wharf Share Schemes, in common with the other participants in those schemes, will be able to exercise their options and receive Canary Wharf Shares which will then be subject to the Scheme.

The total emoluments receivable by the Canary Wharf Directors will not be varied as a consequence of the Scheme becoming effective.

Although no agreements are currently in place with the executive directors or with the senior management of the Company (and none are expected to be entered into before the Scheme has become effective), it is expected that, following the completion of the Acquisition, an employee incentivisation scheme will be introduced under which certain of the executive directors and members of senior management may become entitled, in aggregate, to up to 3 per cent. of the share capital of Silvestor Holdings conditional upon the repayment of acquisition financing, the required return of invested capital to the shareholders of Silvestor Holdings and certain specific performance targets having been achieved. The incentive grants will be subject to a strict vesting schedule in relation to those conditions.

In addition, the Independent Committee understands that:

(a) the contracts of certain of the executive directors and members of senior management are expected to be amended to extend the notice period required to be given from one year to two years for the first 12 months after the Scheme becomes effective; and

(b) the bonuses of certain of the executive directors and members of senior management are expected to be the same for 2004 as those for 2003.

Save as is set out herein, there are currently no proposed changes to the service contracts of any Canary Wharf Director and no proposed termination payment for any Canary Wharf Director and the effect of the Scheme on the interests of the Canary Wharf Directors does not differ from its effect on the like interests of any other person. For the terms on which the Canary Wharf Directors are retained, please see paragraph 5 of Part 8 of this document.

12. United Kingdom taxation

The comments set out below summarise the United Kingdom taxation treatment of Canary Wharf Shareholders pursuant to the Scheme. They are based on the Company's understanding of current United Kingdom tax law and Inland Revenue published practice as at the date of this document.

The comments are intended as a general guide and do not constitute taxation or legal advice. They apply to Canary Wharf Shareholders resident (or, if individuals, ordinarily resident) for tax purposes in the United Kingdom who hold Canary Wharf Shares as an investment (and not as securities to be realised in the course of a trade) and who are the absolute beneficial owners of those Canary Wharf Shares.

Canary Wharf Shareholders who are in any doubt about their taxation position or who require more detailed information, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

(a) *Capital Gains*

Liability to UK taxation on chargeable gains will depend on the individual circumstances of each Canary Wharf Shareholder. The receipt of cash and/or Class B Shares pursuant to the Scheme will constitute a disposal of the relevant Canary Wharf Shares for the purposes of UK taxation of chargeable gains. In particular, the receipt by a Canary Wharf Shareholder of Class B Shares will not qualify for "rollover" relief under section 135 or section 136 of the Taxation of Chargeable Gains Act 1992. Accordingly, Canary Wharf Shareholders receiving cash and/or Class B Shares may have a charge to UK capital gains tax or corporation tax on chargeable gains (as appropriate), depending on the relevant shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses).

(b) *Stamp duty and stamp duty reserve tax*

Canary Wharf Shareholders should note that Silvestor has agreed to pay any stamp duty or stamp duty reserve tax payable in connection with the receipt by them of Class B Shares pursuant to the Scheme to the relevant taxation authority.

(c) *Class B Shares – Subsequent Disposal*

Non-corporate and corporate Canary Wharf Shareholders that receive Class B Shares pursuant to the Scheme may, depending on individual circumstances, be liable to capital gains tax or, as the case may be, corporation tax on chargeable gains on a subsequent disposal of the Class B Shares. In calculating any chargeable gain (or allowable loss) on a disposal of a holding of Class B Shares by a Canary Wharf Shareholder who acquired them pursuant to the Scheme, the base cost of such holding

is likely to be determined by reference to the disposal proceeds (as determined for capital gains purposes) brought into account by such shareholder on the disposal by him of the Canary Wharf Shares in respect of which he received Class B Shares pursuant to the Scheme. Any taper or indexation relief will be calculated from the time of the shareholder's acquisition of the Class B Shares (and not the time of his acquisition of Canary Wharf Shares).

(d) *Other tax matters relating to the Scheme*

No clearance has been sought or is to be sought in respect of the Scheme under section 707 of the Income and Corporation Taxes Act 1988.

13. Overseas Shareholders

(a) *General*

The implications of the Scheme and the Acquisition for persons resident in, or citizens of, jurisdictions outside the United Kingdom ("Overseas Shareholders") may be affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Shareholder to satisfy itself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. **Overseas Shareholders should consult their own legal and tax advisers with regard to the legal and tax consequences of the Scheme to their particular circumstances.**

If, in respect of any Overseas Shareholder who is entitled to receive Class B Shares under the Scheme, Silvestor Holdings is advised that the allotment and issue of Class B Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require Silvestor Holdings to obtain any governmental or other consent or to effect any registration, filing or other formality with which, in the opinion of Silvestor Holdings, it would be unable to comply or which it regards as unduly onerous, then Silvestor Holdings may in its sole discretion determine that no Class B Shares shall be allotted and issued to such Overseas Shareholder but that such Overseas Shareholder instead shall receive cash as if such Overseas Shareholder had elected for cash in full under the Mix and Match Election.

(b) *Overseas Shareholders resident in the United States*

The Class B Shares issued pursuant to the Scheme will not be registered under the Securities Act but will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof.

For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof with respect to the Class B Shares, the Company will advise the High Court that the Company, Silvestor and Silvestor Holdings will (i) rely on the section 3(a)(10) exemption based on the High Court's sanctioning of the Scheme and (ii) view the High Court's sanctioning of the Scheme as an approval of the Scheme following a hearing on its fairness to Canary Wharf Shareholders at which hearing all such Canary Wharf Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the

Scheme and with respect to which notification has been given to all such Canary Wharf Shareholders.

Shareholders who may be deemed to be affiliates of Canary Wharf before implementation of the Scheme or who are affiliates of Silvestor Holdings after implementation of the Scheme, will be subject to timing, manner of sale and volume restrictions on the sale of Class B Shares received in connection with the Scheme under Rule 145(d) of the Securities Act.

Shareholders who may be deemed to be affiliates of Canary Wharf or Silvestor Holdings include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with Canary Wharf or Silvestor Holdings and would include certain officers and directors of Canary Wharf and Silvestor Holdings and may include principal shareholders (being any holder of more than 10 per cent. of the outstanding issued capital of Canary Wharf or Silvestor Holdings).

Shareholders who are affiliates may, in addition to re-selling their Class B Shares in the manner permitted by Rule 145(d) under the Securities Act, also sell their Class B Shares under any other available exemption under the Securities Act, including Regulation S. Regulation S would generally permit the sale of Class B Shares on AIM provided the sale is not pre-arranged with a buyer in the United States.

Any Class B Shares issued other than pursuant to the Scheme may not be re-offered, sold, transferred, re-sold, delivered or distributed, directly or indirectly, in or into or from the United States, except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and otherwise in compliance with the securities laws of the United States.

(c) *Overseas Shareholders resident in Canada*

The issue of Class B Shares in Canada is being made on an exempt basis and is exempt from the requirement that Silvestor Holdings prepares and files a prospectus with the relevant Canadian regulatory authorities. Accordingly, any re-sale of Class B Shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require re-sales to be made in accordance with exemptions from registration and prospectus requirements.

On the date of this document, the Company was aware that certain Canary Wharf Shareholders were resident in the provinces of Ontario and British Columbia. As a result, Silvestor has agreed to apply for a discretionary exemption from the requirements of the securities legislation in those provinces to allow Class B Shares issued to Canary Wharf Shareholders in such provinces to be freely tradable, provided that the first trade of such shares is made on an exchange outside of Canada. There can be no assurances that such a discretionary exemption will be granted or on what conditions any such exemption might be given. Canary Wharf Shareholders resident in Canada are advised to seek legal advice prior to any re-sale of any Class B Shares issued to them pursuant to the Scheme.

14. Action to be taken

Canary Wharf Shareholders will find enclosed with this document a blue Form of Proxy to be used in connection with the Court Meeting and a white Form of Proxy to be used in connection with the Extraordinary General Meeting. **Whether or not you intend to attend the Court Meeting and/or the Extraordinary General Meeting, please complete and sign both Forms of Proxy and return them to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to arrive as soon as possible and in any event at least 48 hours prior to the relevant meeting.**

If the blue Form of Proxy for the Court Meeting is not lodged so as to be received by 10.30 a.m. on 21 February 2004, it may be handed to the Chairman of the Court Meeting at the Court Meeting. However, in the case of the Extraordinary General Meeting, unless the white Form of Proxy is lodged so as to be received by 10.40 a.m. on 21 February 2004, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending the Court Meeting or the Extraordinary General Meeting and voting in person, if you so wish and are so entitled.

It is important that as many votes as possible are cast at the Court Meeting so that the High Court may be satisfied that there is a fair representation of Canary Wharf Shareholder opinion. You are therefore strongly encouraged to sign and return the blue Form of Proxy for the Court Meeting as soon as possible. You are also encouraged to sign and return the white Form of Proxy for the Extraordinary General Meeting at the same time as the blue Form of Proxy for the Court Meeting.

Canary Wharf Shareholders who wish to make a Mix and Match Election to vary the proportion of cash and Class B Shares which they receive should complete the enclosed Form of Election in accordance with the instructions printed thereon and return it to Capita IRG Plc, Corporate Actions by post to PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH or (during business hours only) by hand to The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to arrive by no later than 3.00 p.m. on 10 March 2004 (or such later time and/or date as may be publicly announced).

If you have any questions relating to this document or the completion and return of your Forms of Proxy or Form of Election, please contact Capita Registrars on 0870 162 3100 or, if calling from outside the UK, +44 20 8639 2157. Please note that calls to these numbers may be monitored or recorded, and no advice on the merits of the Acquisition can be given.

15. Further information

The terms of the Scheme are set out in full in Part 4 of this document. Further information regarding the Company, Silvestor, Silvestor Holdings and the Consortium is set out in paragraphs 7 to 9 of Part 1 of this document and in the accompanying AIM Document which has been issued by Silvestor Holdings.

Yours faithfully
For and on behalf of
Lazard & Co., Limited

William Rucker
Managing Director

Yours faithfully
For and on behalf of
Cazenove & Co. Ltd

Duncan Hunter
Managing Director

PART 3

CONDITIONS TO THE SCHEME AND THE ACQUISITION

1. The Acquisition will be conditional upon the Scheme becoming unconditional and becoming effective by no later than 3 April 2004 or such later date (if any) as Silvestor and the Company may agree and the Court may allow. The Scheme will be conditional upon:

   (a) the approval of the Scheme at the Court Meeting(s) (or any adjournment thereof) by a majority in number representing three fourths or more in value of the Canary Wharf Shareholders (or the relevant class or classes thereof) present and entitled to vote, either in person or by proxy;

   (b) the special resolution required to approve and implement the Scheme being passed at the Extraordinary General Meeting (or any adjournment thereof);

   (c) the sanction (with or without modification) of the Scheme and confirmation of the Capital Reduction by the Court, an office copy of the Order of the Court being delivered for registration to the Registrar of Companies in England and Wales and registration of the Order confirming the Capital Reduction with the Registrar of Companies in England and Wales; and

   (d) the London Stock Exchange agreeing to admit the Class B Shares to be issued pursuant to or in connection with the Scheme to trading on the Alternative Investment Market, subject only to (1) allotment of such shares and (2) the Scheme becoming effective.

2. Silvestor and the Company have agreed that, subject to paragraph 3 below, an office copy of the order of the Court sanctioning the Scheme and of the order of the Court confirming the Capital Reduction will be delivered for registration to the Registrar of Companies for England and Wales, thereby making the Scheme effective, only if the following conditions are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

   (a) insofar as the Acquisition constitutes a concentration with a Community dimension within the scope of Council Regulation (EEC) 4064/89 (as amended) (the "Regulation"):

      (i) the European Commission indicating, in terms satisfactory to Silvestor, that it does not intend to initiate proceedings under Article 6(1)(c) of the Regulation in respect of the Acquisition; and

      (ii) in the event that a request under Article 9(2) of the Regulation has been made by a European Union or EFTA state, the European Commission indicating, in terms satisfactory to Silvestor, that it does not intend to refer the Acquisition or any aspect thereof to a competent authority of a European Union or EFTA state in accordance with Article 9(3) of the Regulation.

   (b) all necessary filings or applications having been made in connection with the Acquisition and the Scheme which are the responsibility of the Canary Wharf Group and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Acquisition, the Scheme, the acquisition by any member of the Silvestor Group of the Exchange Shares and the acquisition by Silvestor and Silvestor Holdings of control of the Company (the foregoing being the "Transactions") and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably necessary for or in respect of the Transactions including, without limitation, implementation of the Scheme or the Capital Reduction (each an "Authorisation") having been obtained (in each case where failure to obtain such Authorisation would have a material and adverse effect on the Canary Wharf Group, a member of the Silvestor Group or the ability of Silvestor to implement the Acquisition) in terms and in a form reasonably satisfactory to Silvestor from all appropriate third parties or persons with whom any member of the Canary Wharf Group has entered into contractual arrangements and all such Authorisations and all material authorisations

orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or appropriate to carry on the business of any member of the Canary Wharf Group which is material in the context of the Canary Wharf Group as a whole or of the obligations of any member of the Silvestor Group in connection with the financing of the Acquisition remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice in writing received by any member of the Canary Wharf Group or intimation of any intention to revoke or not to renew any of the same in each case at the time at which the Scheme becomes effective;

(c) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or having enacted, made or proposed any statute, regulation, decision, order or change to published practice, or having taken any other steps which would:

(i) require, prevent or materially delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the Canary Wharf Group of all or any portion of its businesses, assets or property or impose any limitation on the ability of any of them to conduct its businesses (or any of them) or to own any of their respective assets or properties or any part thereof to an extent which is material in the context of the Company taken as a whole;

(ii) require, prevent or materially delay the divestiture by any member of the Silvestor Group of any shares or other securities in the Company;

(iii) impose any material limitation on, or result in a material delay in, the ability of any member of the Silvestor Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or (other than the Warrants) securities convertible into shares in any member of the Canary Wharf Group or to exercise management control over any member of the Canary Wharf Group;

(iv) save as fairly disclosed by the Company to the Consortium prior to 4 December 2003 or as publicly announced to a Regulatory Information Service by or on behalf of the Company before that date, otherwise adversely affect the business, assets, profits or prospects of any member of the Canary Wharf Group in a manner which is adverse to and material in the context of the Canary Wharf Group taken as a whole or of the obligations of any members of the Silvestor Group in connection with the financing of the Acquisition;

(v) make the Acquisition or the Scheme or the implementation of the Acquisition, the Scheme or the Capital Reduction or the acquisition by any member of the Silvestor Group of any shares or other securities (other than the Warrants) in, or control of the Company, void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, prohibit or materially restrain, restrict, delay or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto, or otherwise materially challenge or interfere therewith;

(vi) require any member of the Silvestor Group or the wider Canary Wharf Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Canary Wharf Group owned by any third party;

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Acquisition or the Scheme or the acquisition or proposed acquisition of any Canary Wharf Shares having expired, lapsed or been terminated;

(d) save as fairly disclosed in the annual report and financial statements of the Company for the year ended 30 June 2003, or fairly disclosed by the Company to the Consortium prior to 4 December 2003 or as publicly announced to a Regulatory Information Service by or on behalf of the Company before that date, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Canary Wharf Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Acquisition or the Scheme or the proposed acquisition of any shares or other securities (other than the Warrants) in the Company or because of a change in the control or management of the Company or otherwise, could or might reasonably be expected to result in, in each case to an extent which is material in the context of the Canary Wharf Group as a whole or to the obligations of any members of the Silvestor Group in connection with the financing of the Acquisition:

(i) any moneys borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii) any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or modified or affected or any obligation or liability arising or any action being taken thereunder;

(iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected; or

(vii) the creation of any liability, actual or contingent, by any such member;

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Canary Wharf Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (vii) of this condition;

(e) since 30 June 2003, and save as fairly disclosed in the annual report and financial statements of the Company for the year ended 30 June 2003, or fairly disclosed by the Company to the Consortium before 4 December 2003 or as publicly announced to a Regulatory Information Service by or on behalf of the Company before that date:

(i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Canary Wharf Group which in any such case is material in the context of the Canary Wharf Group taken as a whole or of the obligations of any members of the Silvestor Group in connection with the financing of the Acquisition;

(ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Canary Wharf Group is or may become a party (whether

as a plaintiff, defendant or otherwise) and no investigation by any third party against or in respect of any member of the Canary Wharf Group having been instituted announced or threatened by or against or remaining outstanding in respect of any member of the Canary Wharf Group which in any such case might reasonably be expected to materially and adversely affect the Canary Wharf Group (taken as a whole);

(iii) there not having occurred the destruction of or damage to one or more buildings at the Estate, including, without limitation, 5 Canada Square and 25 Canada Square (and including the Retail Premises), comprising in aggregate more than 850,000 square feet net internal area as a result of which the building(s) are or are reasonably likely to be rendered incapable of beneficial occupation and use for a time period which can reasonably be expected to exceed 12 months (and whether or not a member of the Canary Wharf Group is insured against such destruction or damage);

(iv) no event having occurred or circumstance arisen or having become known to Silvestor which affects the nature of the ownership of the property or the rights affecting, or enjoyed by, the property which has not been disclosed in the Certificates of Title, the effect of which is to render the Certificates of Title untrue, inaccurate or misleading in any respect which is material in the context of the Canary Wharf Group (taken as a whole) or of the obligations of any members of the Silvestor Group in connection with the financing of the Acquisition;

(v) no event having occurred or circumstance arisen or having become known which is or may be harmful (to the extent which is material in the context of the Canary Wharf Group taken as a whole) to the Environment in or adjacent to any part of the Estate. For the purposes of this Part 3, "Environment" means all or any of the following media: namely, the air, water and land; and the medium of air includes the air within buildings and the air within other natural or man-made structures above or below ground;

(vi) no contingent or other liability having arisen or become known to Silvestor which would be likely materially and adversely to affect any member of the Canary Wharf Group (taken as a whole); and

(vii) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Canary Wharf Group which is material in the context of the Canary Wharf Group (taken as a whole).

(f) save as fairly disclosed in the annual report and financial statements of the Company for the year ended 30 June 2003, or publicly announced to a Regulatory Information Service by or on behalf of the Company, or as fairly disclosed by the Company to the Consortium, in each case before 4 December 2003, Silvestor not having discovered:

(i) that any financial, business or other information concerning the Canary Wharf Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Canary Wharf Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information accurate in all material respects, in each case in the context of the Canary Wharf Group taken as a whole or of the obligations of any members of the Silvestor Group in connection with the financing of the Acquisition;

(ii) that any member of the Canary Wharf Group, or any partnership, company or other entity in which any member of the Canary Wharf Group has a significant economic interest is subject to any liability (contingent or otherwise) which is material in the context of the Canary Wharf Group and is not disclosed in the annual report and financial statements of the Company for the year ended 30 June 2003; or

(iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Canary Wharf Group and which is material in the context of the Canary Wharf Group taken as a whole or the obligations of any members of the Silvestor Group in connection with the financing of the Acquisition;

(g) except as fairly disclosed in the annual report and financial statements of the Company for the year ended 30 June 2003, or publicly announced to a Regulatory Information Service by or on behalf of the Company prior to 4 December 2003, or as fairly disclosed to the Consortium before that date, no member of the Canary Wharf Group having, since 30 June 2003:

(i) save as between the Company and wholly-owned subsidiaries of the Company or for Canary Wharf Shares issued pursuant to the exercise of options granted under the Canary Wharf Share Schemes, issued, authorised or proposed the issue of additional shares of any class;

(ii) save as between the Company and wholly-owned subsidiaries of the Company or for the grant of options under the Canary Wharf Share Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii) other than to another member of the Canary Wharf Group, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv) save for intra-Canary Wharf Group transactions (and save for the Acquisition and the Scheme), merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case which is material in the context of the Canary Wharf Group, taken as a whole, or is material in the context of the obligations of any members of the Silvestor Group in connection with the financing of the Acquisition;

(v) save for intra-Canary Wharf Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi) issued, authorised or proposed the issue of any debentures or, save in the ordinary course of business and save for intra-Canary Wharf Group transactions, incurred or increased any indebtedness or become subject to any contingent liability, in each case which is material in the context of the Canary Wharf Group, taken as a whole, or is material in the context of the obligations of any members of the Silvestor Group in connection with the financing of the Acquisition;

(vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement (other than the Acquisition and the Scheme) which is material in the context of the Canary Wharf Group, taken as a whole, or is material in the context of the obligations of any members of the Silvestor Group in connection with the financing of the Acquisition; or

(ix) entered into or changed the terms of any contract with any director or senior executive;

(x) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of an onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of the Canary Wharf Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which is, in each case, material in the context of the business of Canary Wharf Group, taken as a whole, or of the obligations of any member of the Silvestor Group in connection with the financing of the Acquisition;

(xi) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(xii) waived or compromised any claim which is material in the context of the Canary Wharf Group otherwise than in the ordinary course of business;

(xiii) entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition,

and, for the purposes of paragraphs (iii), (iv), (v) and (vi) of this condition, the term "Canary Wharf Group" shall mean the Company and its wholly-owned subsidiaries.

For the purposes of these conditions the "wider Canary Wharf Group" means the Company and its subsidiary undertakings, associated undertakings and any other undertaking in which the Company and/or such undertakings (aggregating their interests) have a significant interest and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in that Act).

3. Silvestor reserves the right to waive the conditions in paragraphs (b) to (g) (both inclusive) of Condition 2 above in whole or in part, for the purposes of the Acquisition and the Scheme. The conditions in paragraphs (a), (b) and (c) of Condition 1 cannot be waived and the condition in paragraph (d) of Condition 1 can only be waived with the prior written consent of the Company.

4. Save with the consent of the Panel, the Acquisition will lapse and the Scheme will not proceed if, before the date of the Court Meeting(s), the European Commission initiates proceedings under Article 6(1)(c) of the Regulation or, following a referral by the European Commission under Article 9(1) of the Regulation to a competent authority in the United Kingdom, there is a subsequent reference to the Competition Commission.

5. If Silvestor is required by the Panel to make an offer for Canary Wharf Shares under the provisions of Rule 9 of the City Code, then Silvestor may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

6. Silvestor reserves the right to elect to implement the Acquisition by way of a take-over offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, so far as applicable, as those which would apply to the Scheme).

7. The Acquisition and the Scheme will be governed by English law and be subject to the jurisdiction of the English courts. The Rules contained in the Code, so far as they are appropriate, apply to the Acquisition.

PART 4

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
REGISTRAR DERRETT

No. 7951 of 2003

IN THE MATTER OF
CANARY WHARF GROUP PLC

AND IN THE MATTER OF
THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985)

between

CANARY WHARF GROUP PLC

and

THE HOLDERS OF SCHEME SHARES
(as hereinafter defined)

(A) In the Scheme (as hereinafter defined), unless inconsistent with the subject or context, the following expressions have the following meanings:

"Acquisition"	the acquisition of the entire issued share capital of the Company through (i) the acquisition of the Exchange Shares by Silvestor Holdings, and (ii) the cancellation of the Scheme Shares and the issue to Silvestor of new Canary Wharf Shares;
"business day"	a day on which London Stock Exchange plc is open for the transaction of business;
"Canary Wharf Shares"	ordinary shares of 1 penny each in the capital of the Company;
"Cash Election"	has the meaning given in Clause 4(C);
"Class B Shares"	class B ordinary shares of 10 pence each in the capital of Silvestor Holdings;
"Companies Act"	the Companies Act 1985 as amended;
"Company"	Canary Wharf Group plc;
"Convertible Notes"	the unsecured convertible loan notes due 2004 to be issued by Silvestor Holdings under the terms of the Convertible Note Instrument which are to be transferred to Scheme Shareholders on the Scheme becoming effective pursuant to sub-Clause 2(A)(ii);
"Convertible Note Instrument"	the instrument by way of deed poll in the form agreed by the Company and Silvestor Holdings creating the Convertible Notes;

"Court Meeting"	the meeting of Scheme Shareholders convened by order of the High Court pursuant to section 425 of the Companies Act to consider and, if thought fit, to approve the Scheme, including any adjournment thereof;
"CREST"	the relevant system to facilitate the transfer of title to shares in uncertificated form (as defined in the CREST Regulations) in respect of which CRESTCo is the Operator (as defined in the CREST Regulations);
"CRESTCo"	CrestCo Limited;
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755) including any modifications thereof or any regulations in substitution therefor made under Section 207 of the Companies Act and for the time being in force;
"Effective Date"	the day on which the Scheme becomes effective in accordance with Clause 8;
"Election Return Date"	10 March 2004 or such later date(s) as may be announced by the Company to a Regulatory Information Service, such announcement being made prior to a date that would, absent such an announcement, be an Election Return Date;
"Election Return Time"	3.00 p.m. (London time) on the Election Return Date;
"Exchange Shares"	the 85,004,663 Canary Wharf Shares agreed to be acquired by Silvestor Holdings pursuant to a share exchange agreement dated 5 December 2003 (as amended) between Silvestor Holdings, Simon Glick and the Glick Entities;
"Excluded Shares"	the Exchange Shares and any Canary Wharf Shares registered in the name of Silvestor or Silvestor Holdings;
"Glick Entities"	GF Investments II, L.L.C., Louis and Simon Glick New Jersey 1987 Trust, Louis Glick and Seymour Pluchenik New Jersey 1987 Trust and Chichester Offshore Limited and/or any of their respective successors and assigns;
"High Court"	the High Court of Justice in England and Wales;
"holder"	a registered holder and includes any person entitled by transmission;
"Mix and Match Election"	the facility provided for in Clause 4 under which a Scheme Shareholder may elect to receive more cash or (subject to availability as a result of countervailing elections for cash) more Convertible Notes in respect of his Scheme Shares than he would receive absent such an election;
"Note Election"	has the meaning given in Clause 4(C);
"Panel"	the Panel on Takeovers and Mergers;
"Scheme"	this scheme of arrangement in its present form or with any modification, addition or condition approved or imposed by the High Court;
"Scheme Record Time"	6.00 pm on the business day immediately preceding the Effective Date;

"Scheme Shareholder"	a holder of Scheme Shares;
"Scheme Shares"	all the Canary Wharf Shares: (a) in issue at the date of this document; (b) (if any) issued after the date of this document and prior to the Voting Record Time; and (c) (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time on terms that the holder thereof shall be bound by the Scheme, but excluding the Excluded Shares;
"Silvestor"	Silvestor UK Properties Limited, a private limited company incorporated in England and Wales with registered number 4872110;
"Silvestor Holdings"	Silvestor Holdings plc, a public limited company incorporated in England and Wales with registered number 4914707; and
"Voting Record Time"	in relation to the Court Meeting, 6.00 pm on the second day before the Court Meeting or, if the Court Meeting is adjourned, 48 hours before the time set for the adjourned meeting.

(B) The authorised share capital of the Company at the date of the Scheme is £10,000,000 divided into 1,000,000,000 ordinary shares of 1 penny each, of which 585,008,225 are in issue and fully paid up or credited as fully paid, and the remainder are unissued.

(C) As at 12 January 2004, the Glick Entities (or, in the case of those Glick Entities which are trusts, the beneficiaries of those trusts) were the beneficial owners of 85,004,663 Canary Wharf Shares, of which 75,184,663 were registered in the name of Goldman Sachs Securities (Nominees) Limited, 9,000,000 were registered in the name of NY Nominees Limited and 820,000 were registered in the name of Greenwood Nominees Limited.

(D) Silvestor was incorporated as a private limited company under the Companies Act on 20 August 2003 under the name Trushelfco (No.2983) Limited. On 14 October 2003, Silvestor changed its name to Silvestor UK Properties Limited. At the date of the Scheme, the authorised share capital of Silvestor is £500,000,000 divided into 5,000,000,000 ordinary shares of 10 pence each, of which twenty have been issued and credited as fully paid and the remainder are unissued.

(E) Silvestor Holdings was incorporated as a private limited company under the Companies Act on 29 September 2003 under the name Trushelfco (No.2992) Limited. On 14 October 2003, Silvestor Holdings changed its name to Silvestor Holdings Limited. Silvestor Holdings was re-registered as a public company on 14 January 2004.

(F) Silvestor, Silvestor Holdings and the holders of the Exchange Shares have agreed to appear by counsel on the hearing of the petition to sanction the Scheme, to consent to the Scheme and to undertake to the High Court to be bound thereby and to execute and do, or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by them or on their behalf for the purpose of giving effect to the Scheme.

THE SCHEME

1. Cancellation of Scheme Shares

(A) The issued share capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

(B) Forthwith and contingently upon the reduction of capital referred to in Clause 1(A) taking effect:

(i) the authorised share capital of the Company shall be increased by the creation of such number of new Canary Wharf Shares as shall be equal to the aggregate of the number of Scheme Shares cancelled pursuant to Clause 1(A); and

(ii) the credit arising in the books of account of the Company as a result of the reduction of capital referred to in Clause 1(A) shall be applied by the Company in paying up in full at par the new Canary Wharf Shares created pursuant to sub-Clause 1(B)(i) which shall be allotted and issued (free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever) to Silvestor.

2. Consideration for cancellation of Scheme Shares

(A) In consideration of the cancellation of the Scheme Shares pursuant to Clause 1(A) and the issue of new Canary Wharf Shares to Silvestor pursuant to Clause 1(B), and subject to Clause 4, Silvestor will:

(i) pay to or for the account of each Scheme Shareholder an amount equal to 220 pence in cash for each Scheme Share held by that Scheme Shareholder; and

(ii) forthwith and contingent upon the reduction of capital referred to in Clause 1(A) taking effect and subject to Clause 5 and Clause 6, transfer to each Scheme Shareholder 0.45 of a Convertible Note for each Scheme Share held by that Scheme Shareholder.

(B) Under the terms of the Convertible Notes, Silvestor Holdings shall be obliged to, and shall, immediately following performance by Silvestor of its obligations under sub-Clause 2(A)(ii), in satisfaction of its obligations under the Convertible Notes allot and issue to each Scheme Shareholder one Class B Share for each Convertible Note transferred by Silvestor to such Scheme Shareholder.

(C) The Class B Shares shall be issued credited as fully paid and free from all liens, charges, encumbrances, and, subject to the articles of association of Silvestor Holdings, rights of pre-emption and any other third party rights of any nature whatsoever and shall rank *pari passu* with all other Class B Shares and, save for voting rights, with the Class A Shares in the capital of Silvestor Holdings in issue on the Effective Date and shall have the right to receive all dividends, distributions and other entitlements made or paid or declared thereon on or after the Effective Date.

3. Settlement

(A) Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in uncertificated form, settlement shall be effected as follows:

(i) the Class B Shares to which the Scheme Shareholder becomes entitled under Clause 2(B) shall be issued to such person in uncertificated form through CREST. Silvestor Holdings shall procure that CRESTCo is instructed to credit the appropriate stock account in CREST of such Scheme Shareholder with such person's entitlement to the Class B Shares at the commencement of dealings in the Class B Shares;

(ii) settlement of cash consideration to which the Scheme Shareholder is entitled shall be paid by means of CREST by Silvestor procuring a CREST payment obligation in favour of the Scheme Shareholder's payment bank in respect of the cash consideration due as soon as practicable after the Effective Date and in any event within the 14 days after the Effective Date, in accordance with the CREST payment arrangements; and

(iii) Silvestor Holdings reserves the right to issue the Class B Shares and Silvestor reserves the right to pay any cash consideration referred to in this Clause 3(A) to all or any Scheme Shareholder(s) who hold Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to in Clause 3(C) below if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this Clause 3(A).

(B) As from the Effective Date, each holding of Scheme Shares credited to any stock account in CREST shall be disabled and all Scheme Shares will be removed from CREST in due course.

(C) Where, at the Scheme Record Time, a Scheme Shareholder holds Scheme Shares in certificated form, settlement shall be effected as follows:

(i) the Class B Shares to which the Scheme Shareholder becomes entitled under Clause 2(B) shall be issued to such person in certificated form. Definitive certificates for the Class B Shares shall be despatched by first-class post (or any other method as may be approved by the Panel and the London Stock Exchange) to the address appearing in the register of members of the Company at the Scheme Record Time or, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holding concerned. Definitive certificates shall be despatched as soon as practicable after the Effective Date and in any event within 14 days following the Effective Date; and

(ii) settlement of cash consideration to which the Scheme Shareholder is entitled shall be settled by cheque drawn on a branch of a clearing bank in the United Kingdom and despatched by first class post (or by such other method as may be approved by the Panel). All such cash payments shall be made in pounds sterling. Payments made by cheque shall be payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name stands first in the register of members of the Company in respect of the joint holding concerned. Cheques shall be despatched as soon as practicable after the Effective Date and in any event within 14 days after the Effective Date.

(D) None of the Company, Silvestor and Silvestor Holdings shall be responsible for any loss or delay in the transmission of the documents of title or cheques sent to Scheme Shareholders in accordance with this Clause 3, which shall be posted at the risk of the addressee.

(E) Save with the consent of the Panel, settlement of the consideration to which any Canary Wharf Shareholder is due under the Scheme will be implemented in full in accordance with the terms set out above without regard to any lien, right of set off, counterclaim or analogous right to which Silvestor may otherwise be, or claim to be, entitled against any Canary Wharf Shareholder.

4. Mix and Match Election

(A) Elections made by Scheme Shareholders under the Mix and Match Election will not affect the entitlements of Scheme Shareholders who do not make any such election.

(B) An election will only be accepted under the Mix and Match Election in respect of a whole number of Scheme Shares. The number of Scheme Shares in respect of which an election is made represents the number of Scheme Shares in respect of which an election for cash or an election for Convertible Notes is made (as the case may be).

(C) The aggregate number of Convertible Notes to be transferred to Scheme Shareholders in accordance with sub-Clause 2(A)(ii) will not be increased as a result of elections made pursuant to this Clause 4. Accordingly, elections for Convertible Notes made by Scheme Shareholders in lieu of their basic entitlement to cash under the Scheme (each such election a "Note Election") will be satisfied in full only where sufficient Convertible Notes are available as a result of other Scheme Shareholders validly having made elections for cash in lieu of their basic entitlement to Convertible Notes under the Scheme (each such election a "Cash Election") thereby making available those Convertible Notes to which the Scheme Shareholders who have made Cash Elections would otherwise have been entitled under the Scheme.

(D) To the extent that valid Note Elections can be satisfied in full in accordance with Clause 4(C), then each Scheme Shareholder who has made a Note Election will be entitled to have transferred to him 2.65 Convertible Notes for each Scheme Share in respect of which the Scheme Shareholder has made a Note Election. If the number of Convertible Notes available as a result of Cash Elections made under this Clause 4 is insufficient to satisfy in full all Note Elections, then each Note Election will be scaled down *pro rata* and the balance of the consideration due to Scheme Shareholders who have made Note Elections will be satisfied in accordance with the basic terms of the Scheme.

(E) All Cash Elections under the Mix and Match Election will be satisfied in full and, accordingly, each Scheme Shareholder who has made a Cash Election will receive from Silvestor 265 pence in cash for each Scheme Share in respect of which that Scheme Shareholder has made a Cash Election. For the avoidance of doubt, such Scheme Shareholders will not be entitled to have any Convertible Notes transferred to them in respect of the Scheme Shares the subject of any Cash Election.

(F) Each election under the Mix and Match Election shall be made by completion of a form of election sent to Scheme Shareholders by or on behalf of the Company which shall be executed as a deed by the Scheme Shareholder or his duly authorised agent (or, in the case of a body corporate, executed under seal or otherwise as a deed) and in the case of joint holders in like manner by or on behalf of all such holders. To be effective the form of election must be completed and returned in accordance with the instructions thereon so as to arrive by not later than the Election Return Time at Capita IRG Plc, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH. Forms of election so completed and lodged shall not be revocable. A holder of Scheme Shares may make a Cash Election in respect of some of his Scheme Shares and a Note Election in respect of others.

(G) If a form of election is received after the Election Return Time or is received before such time but is not, or is deemed not to be, valid or complete in all respects at such time, then such election shall be void for all purposes and the Scheme Shareholder purporting to make such election shall be treated as not having made the election (but the validity of any other election made by him will not be impugned thereby).

(H) If a Scheme Shareholder has made a valid Cash Election or a valid Note Election (but not both) in respect of all of his Scheme Shares by writing "ALL" in the appropriate box on the Form of Election in accordance with the instructions printed thereon, then:

(i) the validity of the Cash Election (or the Note Election, as the case may be) shall not be affected by any alteration in the number of Scheme Shares held by the Scheme Shareholder at any time prior to the Scheme Record Time;

(ii) accordingly, the Cash Election (or the Note Election, as the case may be) will apply in respect of all of the Scheme Shares which the Scheme Shareholder holds at the Scheme Record Time; and

(iii) any subsequent form of election submitted by that Scheme Shareholder will be invalid.

(I) If a Scheme Shareholder has made valid Cash Election(s) and/or valid Note Election(s) in respect of a specified number of his Scheme Shares and:

(i) if at the Scheme Record Time the number of Scheme Shares held by the Scheme Shareholder is equal to or in excess of the number of Scheme Shares to which such election(s) relate, then the validity of the election(s) made by the Scheme Shareholder shall not be affected by any alteration in the number of Scheme Shares held by the Scheme Shareholder in the period prior to the Scheme Record Time; or

(ii) if at the Scheme Record Time the number of Scheme Shares held by the Scheme Shareholder is less than the aggregate number of Scheme Shares to which such election(s) relate, then:

(1) the Note Election(s) (if any) made by the Scheme Shareholder shall be reduced so as to apply to the number of Scheme Shares calculated by multiplying (a) the

number of Scheme Shares held by the Scheme Shareholder at the Scheme Record Time by (b) the fraction calculated by dividing (i) the number of Scheme Shares the subject of such Note Election(s) by (ii) the aggregate number of Scheme Shares the subject of all of the Note Election(s) and Cash Election(s) made by the Scheme Shareholder, rounding down to the nearest whole number of Scheme Shares; and

(2) the Cash Election(s) (if any) made by the Scheme Shareholder shall be reduced so as to apply to all the Scheme Shares held by the Scheme Shareholder at the Scheme Record Time which are not the subject of Note Election(s) (if any) pursuant to sub-Clause 4(I)(ii)(1).

(J) References in the form of election to Class B Shares are, for the purposes of this Scheme, deemed to be references to Convertible Notes and the form of election shall be construed accordingly.

5. Fractional entitlements

(A) The aggregate number of Convertible Notes to which a Scheme Shareholder is entitled under Clause 2 shall be rounded down to the nearest whole number.

(B) Each Scheme Shareholder who would have been entitled, but for Clause 5(A), to have transferred to him a fraction of a Convertible Note will instead be paid an amount in cash in respect of such fractional entitlement on the basis of one penny for each one-hundredth of a Convertible Note comprising such fractional entitlement.

(C) Payment of any amounts due to which a Scheme Shareholder is entitled under Clause 5(B) will be made in accordance with Clause 3.

6. Overseas shareholders

The provisions of Clauses 2, 3, and 4 shall be subject to any prohibition or condition imposed by law. If in the case of any Scheme Shareholder the law of a country or territory outside the United Kingdom precludes:

(i) the allotment or issue to him of Class B Shares or the transfer to him of Convertible Notes under Clause 2; or

(ii) the provision to him of the right to make an election under the Mix and Match Election pursuant to Clause 4,

or, in either case, precludes the same except after compliance by the Company or by Silvestor or Silvestor Holdings (as the case may be) with conditions with which the Company or Silvestor or Silvestor Holdings (as the case may be) is unable to comply or which the Company or Silvestor or Silvestor Holdings (as the case may be) regards as unduly onerous, then:

(a) in the case of sub-paragraph (i), Silvestor and Silvestor Holding may in their sole discretion deem that the Scheme Shareholder shall have made a Cash Election in respect of all of his Scheme Shares so that no Convertible Notes shall be transferred and no Class B Shares shall be allotted or issued to such holder under Clause 2 and the Scheme Shareholder shall be paid 265 pence in cash for each Scheme Share of which he is the holder at the Scheme Record Time, such payment to be made in accordance with Clause 3; and

(b) in the case of sub-paragraph (ii), no election made by such Scheme Shareholder under the Mix and Match Election shall be of any effect and the omission to send a form of election to him shall not constitute a breach by the Company or by Silvestor or Silvestor Holdings (as the case may be) of any of their respective obligations under this Scheme.

7. Certificates in respect of Scheme Shares

(A) With effect from the Effective Date:

(i) all certificates representing Scheme Shares shall cease to be valid as documents of title to the shares represented thereby and every holder thereof shall be bound at the request of the Company to deliver up such certificates(s) for cancellation to the Company or as it may direct; and

(ii) CRESTCo shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

(B) Prior to the issue of share certificates in respect of the Class B Shares pursuant to sub-Clause 3(B)(i), any Scheme Shareholder wishing to register transfers of the Class B Shares to which he will become entitled pursuant to the Scheme will be required to produce his existing certificates for Scheme Shares to Capita Registrars at the Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

8. Effective time

(A) This Scheme shall become effective as soon as an office copy of the order under section 425 of the Companies Act sanctioning the Scheme and confirming under section 137 of the Companies Act the reduction of capital provided for by this Scheme shall have been duly delivered by the Company to the Registrar of Companies for registration and registered by him.

(B) Unless this Scheme shall become effective on or before 3 April 2004 or such later date, if any, as the Company and Silvestor may agree and the High Court may allow, this Scheme shall never become effective.

9. Modification

The Company and Silvestor (on its own behalf and on behalf of Silvestor Holdings, and the holders of the Exchange Shares) may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the High Court may approve or impose.

10. Costs

(A) Subject to Clause 10(B), the Company, Silvestor and Silvestor Holdings have agreed that they shall each be responsible for their own costs in relation to this Scheme.

(B) Silvestor will, within 30 days of the Effective Date, pay to the Inland Revenue any stamp duty or stamp duty reserve tax payable on or in connection with the transfer of Convertible Notes to the Scheme Shareholders pursuant to the Scheme.

15 January 2004

PART 5

FINANCIAL INFORMATION CONCERNING THE CANARY WHARF GROUP

A: Financial information concerning the Canary Wharf Group extracted from the full audited consolidated financial statements of Canary Wharf Group plc for the three years ended 30 June 2003.

The financial information set out below does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for the Group for each of the three years ended 30 June 2003 have been delivered to the Registrar of Companies in England and Wales. The auditors of Canary Wharf Group plc, Arthur Andersen of 180 Strand, London WC2R 1BL, Deloitte & Touche of 180 Strand, London, WC2R 1BL and Deloitte & Touche LLP of Hill House, 1 Little New Street, London EC4A 3TR, each firm being Chartered Accountants and Registered Auditors, made reports under section 235 of the Companies Act in respect of each such set of statutory consolidated accounts and each such report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act, for the years ending 30 June 2001, 30 June 2002 and 30 June 2003 respectively.

The financial information given below has been extracted without material adjustment from the full audited consolidated accounts of Canary Wharf Group plc for the three years ended 30 June 2003.

Consolidated Profit and Loss Accounts

	Notes	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	*Restated Year ended 30 June 2001 £m
Turnover – rents and service charges	2	250.3	206.8	159.2
Cost of sales				
– rents and property management costs		(50.4)	(39.2)	(32.8)
Gross Profit		199.9	167.6	126.4
Administrative expenses				
– before exceptional item		(36.4)	(38.1)	(36.6)
– exceptional item: amortisation of investment in own shares	12	(2.8)	–	–
		(39.2)	(38.1)	(36.6)
Other operating income				
– before exceptional item		1.7	0.7	1.9
– exceptional item: net profit on sale of completed property	10	–	169.5	–
Operating Profit	3	162.4	299.7	91.7
Share of operating loss in associates	12	–	–	(0.4)
Exceptional items:				
– deferred consideration on disposal of subsidiary undertaking	12	2.9	13.4	–
– costs of group restructuring	1	–	(2.4)	–
Interest receivable	4	45.0	48.8	50.7
Interest payable	5	(223.5)	(156.4)	(99.5)
(Loss)/Profit on Ordinary Activities Before Tax		(13.2)	203.1	42.5
Tax on (loss)/profit on ordinary activities	6	3.7	(10.1)	1.1
(Loss)/Profit on Ordinary Activities After Tax	19	(9.5)	193.0	43.6
Dividend	7	(372.8)	–	–
Transferred to Reserves	19	(382.3)	193.0	43.6
Basic (loss)/ earnings per share	9	(1.6)p	30.0p	6.3p
Diluted (loss)/earnings per share	9	(1.6)p	29.7p	6.2p
Before exceptional items:				
Basic earnings per share	9	(1.6)p	1.9p	6.3p
Diluted earnings per share	9	(1.6)p	1.9p	6.2p

*Restated as set out in Note 1

All results relate to the continuing activities of the Canary Wharf Group and its share of associates attributable to the Canary Wharf Group to the date of disposal.

Consolidated Statements of Total Recognised Gains and Losses

	Notes	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	*Restated Year ended 30 June 2001 £m
(Loss)/profit for the financial year of the Canary Wharf Group and its share of associates:				
– Canary Wharf Group		(9.5)	193.0	44.0
– share of associates		–	–	(0.4)
Unrealised surplus on revaluation of investment properties	10	151.8	458.4	84.4
Total Recognised Gains and Losses and Losses Relating to the Year		142.3	651.4	128.0

*Restated as set out in Note 1

Consolidated Balance Sheets

	Notes	30 June 2003 £m	30 June 2002 £m	*Restated 30 June 2001 £m
Fixed assets				
Investment properties	10	4,182.8	3,268.1	2,300.5
Properties under construction	10	909.2	936.6	744.7
Properties held for development	10	223.8	178.7	124.8
Other tangible fixed assets	11	5.1	8.1	9.6
Investments	12	12.8	24.0	15.8
		5,333.7	4,415.5	3,195.4
Current assets				
Properties under construction and properties held for development	10	–	–	249.6
Debtors: due in more than one year	13	265.7	26.2	10.7
Debtors: due within one year	13	141.4	355.2	86.5
Cash at bank and in hand	14	1,029.1	1,327.2	1,458.4
		1,436.2	1,708.6	1,805.2
Creditors: Amounts falling due within one year	15	(427.7)	(341.7)	(742.0)
Net current assets		1,008.5	1,366.9	1,063.2
Total assets less current liabilities		6,342.2	5,782.4	4,258.6
Creditors: Amounts falling due after more than one year	16	(4,624.1)	(3,870.5)	(2,620.4)
Provisions for liabilities and charges	17	(198.7)	(51.6)	(41.8)
Net assets		1,519.4	1,860.3	1,596.4
Capital and reserves				
Called up share capital	18	5.9	6.1	6.9
Reserves:				
– Share premium	19	4.1	2.6	–
– Revaluation reserve	19	1,665.7	1,513.9	1,055.5
– Capital redemption reserve	19	0.7	0.4	0.1
– Special reserve	19	264.8	637.6	636.8
– Profit and loss account	19	(421.8)	(300.3)	(102.9)
Shareholders' funds – equity	20	1,519.4	1,860.3	1,596.4

*Restated as set out in Note 1.

Consolidated Cash Flow Statements

	Notes	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Net cash inflow from operating activities	22	189.4	81.2	71.1
Returns on investments and servicing of finance	23	(258.6)	(173.6)	(70.6)
Capital expenditure and financial investment	23	(500.8)	(941.3)	(579.3)
Acquisitions	23	–	–	(2.1)
Equity dividend paid		(372.8)	–	–
		(1,132.2)	(1,114.9)	(652.0)
Cash outflow before management of liquid resources and financing		(942.8)	(1,033.7)	(580.9)
Management of liquid resources	23	153.4	(150.3)	28.7
Financing	23	644.7	902.5	1,018.7
(Decrease)/increase in cash in the year	24	(144.7)	(281.5)	466.5

The above cash flows relate to the continuing activities of the Canary Wharf Group.

NOTES TO THE FINANCIAL INFORMATION

1. Principal Accounting Policies

A summary of the principal accounting policies of the Canary Wharf Group, all of which have been applied consistently throughout each of the periods save for the adoption of Financial Reporting Standard 19 (Deferred Tax) (FRS 19) and Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) (UITF 28) which now have effect, is set out below. The comparatives for the year ended 30 June 2001 have been restated to comply with FRS 19 and UITF 28.

(1) Accounting Convention

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties in accordance with Note 1(4) below, and in accordance with applicable UK accounting standards.

(2) Basis of Consolidation

On 4 December 2001 a restructuring of the Canary Wharf Group was completed and a new ultimate holding company was introduced by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985. The new holding company was incorporated on 30 March 2001 as a public company, Dolphincove plc. On 15 October 2001 it changed its name to New Canary Wharf plc. In order to maintain continuity following implementation of the scheme, New Canary Wharf plc changed its name to Canary Wharf Group plc on 4 December 2001, whilst the previous company of that name has been re-registered as a private limited company and changed its name to Canary Wharf Estate Limited.

The financial statements include consolidated accounts for Canary Wharf Group plc (formerly New Canary Wharf plc) and its subsidiaries at 30 June 2002 and 30 June 2003. The combination of New Canary Wharf plc with Canary Wharf Group plc has been accounted for using merger accounting in accordance with the group reconstruction provisions of Financial Reporting Standard 6 (Acquisitions and Mergers). Consequently, although the combination did not become effective until 4 December 2001, the financial statements of the combined group are presented as if the merged businesses had always been part of the same group. Accordingly, the results of the Canary Wharf Group for the entire year ended 30 June 2002 are shown in the consolidated profit and loss account.

The directors have adopted the basis of preparation set out above because they consider that it is necessary in order to give a true and fair view of the results of the Canary Wharf Group for the year ended 30 June 2002 consistent with the financial period adopted by the group previously. The effect of not doing so would have been to present only the results for the period since the combination became effective on 4 December 2001.

Group restructuring expenses have been treated as an exceptional item in accordance with Financial Reporting Standard 3 (Reporting Financial Performance). This transaction did not give rise to deferred tax.

(3) Profit and Loss Account

Turnover, which is stated net of VAT, comprises rental income and service charges. Marketing and administrative costs which are not development expenses are charged to the profit and loss account when incurred.

(4) Property Interests

The Canary Wharf Group's property interests comprise investment properties, properties under construction and properties held for development.

Investment properties

Investment properties are revalued annually and in accordance with SSAP 19 (Accounting for Investment Properties) no provision is made for depreciation. This departure from the requirements of the statutory accounting rules, which require all properties to be depreciated, is, in the opinion of the directors, necessary for the financial statements to show a true and fair view. Depreciation is only one of the factors reflected in the annual valuation and the amount attributable to this factor is not capable of being separately identified or quantified. Surpluses or deficits on investment properties are

transferred to the revaluation reserve, unless a deficit is expected to be permanent and exceeds previous surpluses recognised on the same property, in which case the excess is charged to the profit and loss account.

Properties under construction and properties held for development

Properties held for development and properties under construction which are to be retained are categorised as fixed assets and included in the consolidated balance sheet at their fair value at the date of the acquisition by Canary Wharf Estate Limited of the Canary Wharf Holdings Limited ('CWHL') group in December 1995, together with subsequent additions at cost, less subsequent disposals, subject to any provision for impairment.

Properties under construction which are to be retained are transferred to investment properties on an individual building basis when construction is complete and the properties are substantially let.

Properties under construction or held for development where the Canary Wharf Group has entered into an agreement for sale are categorised as current assets and stated at the lower of cost (namely fair value at date of acquisition plus subsequent additions at cost) and net realisable value. Profits on sale of such properties are recognised on completion of the sale contract.

Additions to properties under construction or held for development include all expenses of development, including attributable interest where appropriate. Interest capitalised is calculated by reference to the rate of interest payable on the borrowings drawn down to finance the development.

(5) Lease Incentives

Lease incentives include rent-free periods and other incentives given to lessees on entering into lease agreements. The Canary Wharf Group's policy for accounting for lease incentives has changed to comply with UITF 28. Previously rental income was recognised only on expiry of rent-free periods and other lease incentives were capitalised as part of the cost of the property. Under UITF 28 the aggregate cost of lease incentives is recognised as an adjustment to rental income, allocated evenly over the lease term or the term to the first open market rent review if earlier. The cost of other lease incentives is included within prepayments and spread on a straight line basis over a similar period. Accordingly the valuation of investment properties is reduced for these incentives.

The effects of UITF 28 are summarised below:

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Profit and loss account:			
Increase in rental income	15.8	15.5	–

	At 30 June 2003 £m	At 30 June 2002 £m	At 30 June 2001 £m
Balance sheet:			
Decrease in investment properties (net of amortisation in year to 30 June 2003 of £7.7m, years ended 30 June 2002 and 30 June 2001 – £Nil)	(47.7)	(10.7)	–
Decrease in properties under construction	–	–	(10.7)
Increase in prepayments and accrued income	265.7	26.2	10.7
Increase in provisions (Note 17)	(150.8)	–	–
Increase in accruals	(28.2)	–	–

(6) *Other Tangible Fixed Assets*

Other tangible fixed assets are depreciated so as to write off the cost in equal annual instalments over the expected useful economic lives of the assets concerned. The principal annual rates used for this purpose are:

Computer equipment	33%
Fixtures and equipment	25%

(7) *Debt*

Debt instruments are stated initially at the amount of the net proceeds. The finance costs of such debt instruments are allocated to periods over the term of the debt at a constant rate on the carrying amount. The carrying amount is increased by the finance cost in respect of the reporting period and reduced by payments made in respect of the debt in that period. Finance costs are charged to the profit and loss account, except in the case of development financings where interest and related financing costs are capitalised as part of the cost of development.

Amounts receivable and payable, arising from derivatives which hedge interest rate exposures, are treated as part of financing costs.

(8) *Investments*

Fixed asset investments are stated at cost less any provision for impairment.

(9) *Finance Leases*

Sales and leasebacks (where the leaseback is treated as a finance lease, as required by SSAP 21 and FRS 5) are recorded in the balance sheet as assets and as obligations to pay future rentals. Rentals payable are apportioned between the finance charge and a reduction in the outstanding obligation for future amounts payable.

The total finance charge, which includes the amortisation of deferred expenses relating to finance leases, is allocated to accounting periods over the lease terms so as to produce a constant periodic charge on the remaining balance of the obligation for each accounting period.

(10) *Vacant Leasehold Property*

Provision is made for the present value of the anticipated net commitments in relation to leasehold properties where there is a shortfall in rental income receivable against the rent and other costs payable.

(11) *Pensions*

The Canary Wharf Group operates two defined contribution pension schemes. Pension contributions in respect of these schemes are accrued as they fall due.

(12) *Share Option Schemes*

The economic cost to the Canary Wharf Group of share option schemes is charged to the same expense category as the employment cost of the relevant employee, spread on a straight line basis over the relevant performance criteria period.

The economic cost represents either the acquisition cost of the shares or the market value of the shares at the date the options are granted, less any amount recoverable from the employee.

Shares purchased and held in trust in connection with the Canary Wharf Group's share option schemes are recorded as an investment in own shares within fixed asset investments and shown net of accumulated amortisation.

Where relevant, provision is made for employers' National Insurance contributions based on the market value of the share options at the balance sheet date and spread on a straight line basis over the period of the relevant performance criteria.

(13) Deferred Taxation

Deferred tax assets and liabilities arise from timing differences between the recognition of gains and losses in the financial statements and their recognition in the corporation tax return.

The Canary Wharf Group's policy for accounting for deferred tax has been changed to comply with FRS 19, and accordingly the results for the year ended 30 June 2001 have been restated. Previously the Canary Wharf Group's policy was to provide for deferred tax only to the extent that liabilities or assets were expected to crystallise in the foreseeable future.

Under FRS 19 deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements.

Deferred tax is measured on a discounted basis to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse or, where the timing differences are not expected to reverse, a period not exceeding 50 years. Discount rates of 3.2% to 3.5% have been adopted reflecting the post-tax yield to maturity that can be obtained on government bonds with similar maturity dates and currencies to those of the deferred tax assets or liabilities.

The effects of the change in policy are summarised below:

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Profit and loss account:			
Increase in deferred tax credit/(charge)	3.7	(10.1)	1.1
Balance sheet:			
Deferred tax liability	(47.9)	(51.6)	(41.5)

2. Segmental Reporting

For the purposes of the segmental information which follows, properties are stated on the basis adopted for statutory reporting purposes, which does not reflect any revaluation of properties under construction or held for development.

Balance sheet

	At June 2003			At June 2002		
	Canary I £m	Canary II £m	Total Group £m	Canary I £m	Canary II £m	Total Group £m
Properties	5,164.0	151.8	5,315.8	4,252.4	131.0	4,383.4
Other net (liabilities)/ assets excluding net debt and intragroup funding	(114.5)	(1.0)	(115.5)	108.7	(9.0)	99.7
Net assets prior to funding	5,049.5	150.8	5,200.3	4,361.1	122.0	4,483.1
Net debt (external)	(3,680.9)	–	(3,680.9)	(2,622.8)	–	(2,622.8)
Intragroup funding	150.8	(150.8)	–	122.0	(122.0)	–
	1,519.4	–	1,519.4	1,860.3	–	1,860.3

Profit and loss account

The Canary Wharf Group's turnover for the years ended 30 June 2003 and 30 June 2002 was attributable entirely to Canary I.

Administrative expenses for the year ended 30 June 2003 were £36.4 million excluding exceptional items (year ended 30 June 2002 – £38.1 million), of which £31.9 million was attributable to Canary I (year ended 30 June 2002 – £33.5 million) and £4.5 million to Canary II (year ended 30 June 2002 – £4.6 million).

Canary I recorded a loss before tax of £8.7 million including exceptional items for the year ended 30 June 2003 (year ended 30 June 2002 – profit of £207.7 million) whilst Canary II recorded a loss before tax of £4.5 million (year ended 30 June 2002 – £4.6 million) attributable entirely to administrative expenses.

Segmental information had not been prepared as at June 2001.

3. Operating Profit

	Year ended 30 June 2003 £000	Year ended 30 June 2002 £000	Year ended 30 June 2001 £000
The operating profit is stated after charging:			
– Depreciation (Note 11)	859	990	334
– Directors' emoluments (Note 8)	2,191	2,482	1,886
– Operating lease rentals:			
Land and buildings	16,714	16,714	5,271
– Remuneration of the auditors:			
Audit fees	342	303	278
Fees for other services:			
Further assurance	163	221	–
Taxation	1,359	183	122
Other non-audit	384	–	194

In the year ended 30 June 2002, fees included £70,000 (year ended 30 June 2001 – £278,000) and £290,000 (year ended 30 June 2001 – £316,000) in respect of audit and other fees respectively, paid to the previous auditors, Arthur Andersen.

For the year ended 30 June 2003, fees of £75,000 (year ended 30 June 2002 – £64,000, year ended 30 June 2001 – £116,000) were also paid to the auditors in connection with the Canary Wharf Group's securitisations. These fees are deferred and amortised over the life of the debt in accordance with FRS 4

(Capital Instruments). In 2002, further fees were also paid to Arthur Andersen of £409,000 relating to the Canary Wharf Group's corporate restructuring (Note 1).

For the year ended 30 June 2003, depreciation of £2,469,000 (year ended 30 June 2002 – £2,431,000, year ended 30 June 2001 – £2,222,000) relating to fixtures and equipment in offices occupied by the Canary Wharf Group's construction personnel has been treated as a development expense and capitalised within the cost of properties under construction.

For the years ended 30 June 2003, 30 June 2002 and 30 June 2001 the operating lease rental costs were fully recovered through a sub-letting contract.

4. Interest Receivable

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Bank interest receivable	45.0	48.8	50.7

During the year ended 30 June 2001, security over cash deposits totalling £94.3 million held by the Canary Wharf Group's finance lessors was released and at the same time interest rate swaps relating to these deposits were unwound resulting in a net gain to the Canary Wharf Group of £4.5 million. This amount is included within interest receivable.

5. Interest Payable

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Notes and debentures	253.0	173.1	71.7
Bank loans and overdrafts	10.7	18.2	9.3
Finance lease charges	37.6	41.1	46.0
	301.3	232.4	127.0
Less:			
Interest at 6.1% (year ended 30 June 2002 - 6.1%, year ended 30 June 2001 - 6.5%) on development financings transferred to development properties	(77.8)	(76.0)	(27.5)
	223.5	156.4	99.5

Interest payable of £77.8 million (year ended 30 June 2002 – £76.0 million, year ended 30 June 2001 – £27.5 million) has been transferred to development properties (Note 10). The amount transferred in respect of the year ended 30 June 2003 included £23.4 million (year ended 30 June 2002 – £33.0 million, year ended 30 June 2001 – £8.1 million) attributable to funds borrowed and expenses incurred specifically for the purpose of financing the construction of development properties. In addition, the amount transferred includes £54.4 million (year ended 30 June 2002 – £43.0 million, year ended 30 June 2001 – £19.4 million) attributable to the cost of funds forming part of the Canary Wharf Group's general borrowings which were utilised in financing construction.

For the year ended 30 June 2002, finance lease charges of £41.1 million include £4.1 million relating to the acquisition of Indural Holdings Limited ('Indural') (see Note 16(12)).

6. Taxation

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Restated Year ended 30 June 2001 £m
Current tax:			
UK corporation tax (see below)	–	–	–
Deferred tax:			
Origination and reversal of timing differences	8.1	(6.3)	(0.6)
Net effect of discount	(4.4)	(3.8)	1.7
Total deferred tax (Note 17)	3.7	(10.1)	1.1
Total tax on (loss)/profit on ordinary activities	3.7	(10.1)	1.1
Tax reconciliation:			
Canary Wharf Group (loss)/profit on ordinary activities before tax	(13.2)	203.1	42.9
Less:			
Share of associates' loss before tax	–	–	(0.4)
	(13.2)	203.1	42.5
Tax on (loss)/profit on ordinary activities at UK corporation tax rate of 30%	(4.0)	60.9	12.8
Effects of:			
Tax losses and other timing differences	3.4	(77.5)	(22.0)
Expenses not deductible for tax purposes	0.6	0.4	9.2
Chargeable gains	–	16.2	–
Current tax charge for the year	–	–	–

No provision for corporation tax has been made in the consolidated results of the Canary Wharf Group for the years to 30 June 2003, 30 June 2002 or 30 June 2001 due to the tax loss arising in the year to 30 June 2003, the availability of tax losses brought forward from previous periods and other tax reliefs available. It is anticipated that the tax losses brought forward, comprising trading and capital losses, and other tax reliefs including EZAs will reduce future tax charges.

7. Dividends

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Dividend at 64.27p per share	372.8	–	–

On 22 October 2002 the Company declared the return of £375 million of capital to shareholders by way of a special dividend which was paid on 29 November 2002. Payment of dividends totalling £2.2 million was waived by the Trustee for 3.4 million shares held on behalf of the Canary Wharf Group's various share option plans.

As a result of the special dividend, the exercise price for certain of the Canary Wharf Group's share option schemes was reduced giving rise to an exceptional charge of £2.8 million (see Note 12).

8. Employee Information

(1) Staff costs for all employees of the Canary Wharf Group, including Canary Wharf Directors:

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Wages and salaries	52.2	51.7	38.0
Social security costs	5.0	4.9	3.9
Other pension costs (Note 21)	3.1	2.8	2.1
	60.3	59.4	44.0

During the year ended 30 June 2001, contributions amounting to £24,365 were made to the Company money purchase pension scheme on behalf of G. Iacobescu. In February 2001, G. Iacobescu elected to leave the scheme.

(2) The average monthly number of employees, including Canary Wharf Directors, of the Canary Wharf Group during the year to 30 June 2003 was 1,180 (year ended 30 June 2002 – 1,177, year ended 30 June 2001 – 972) as set out in the table below. The average monthly number of employees (including executive Canary Wharf Directors) was:

	Year ended 30 June 2003	Year ended 30 June 2002	Year ended 30 June 2001
Construction	499	567	423
Property management	506	449	411
Administration	175	161	138
	1,180	1,177	972

(3) Canary Wharf Directors' Remuneration

	Salary/Fee £000	Benefits £000	Annual Bonus £000	Year ended 30 June 2001 £000
Executive				
P. Reichmann	412	8	15	435
A. P. Anderson II	353	7	263	623
G. Iacobescu	359	7	263	629
Non-executive				
Sir Martin Jacomb	50	–	–	50
Sir John Carter	25	–	–	25
C. W. Jonas	25	–	–	25
M. F. Price	25	–	–	25
G. Rothman	–	–	–	–
R. Speirs	25	–	–	25
A. H. Tisch	25	–	–	25
Total				1,862

During the year ended 30 June 2001, contributions amounting to £24,365 were made to the Company money purchase pension scheme on behalf of G. Iacobescu. In February 2001, G. Iacobescu elected to leave the scheme.

	Salary/Fee £000	Benefits £000	Annual Bonus £000	Year ended 30 June 2002 £000
Executive				
P. Reichmann	460	8	–	468
A. P. Anderson II	365	8	300	673
G. Iacobescu	397	8	750	1,155
Non-executive				
Sir Martin Jacomb	52	–	–	52
Sir John Carter	26	–	–	26
C. W. Jonas	26	–	–	26
M. F. Price	26	–	–	26
G. Rothman	4	–	–	4
R. Speirs	26	–	–	26
A. H. Tisch	26	–	–	26
Total				2,482

	Notes	Salary/Fee £000	Benefits £000	Annual Bonus £000	Year ended 30 June 2003 £000
Executive					
P. Reichmann	(a)	507	9	–	516
A. P. Anderson II	(a)	376	8	302	686
G. Iacobescu	(a)	409	8	331	748
Non-executive					
Sir Martin Jacomb	(b)	60	–	–	60
Sir John Carter	(c)	30	–	–	30
C. W. Jonas	(c)	30	–	–	30
M. F. Price	(c)	30	–	–	30
G. Rothman	(c)	30	1	–	31
R. Speirs	(c), (d)	30	–	–	30
A. H. Tisch	(c)	30	–	–	30
Total					2,191

(a) None of the executive Canary Wharf Directors have a service contract which provides for pre-determined amounts of compensation.

(b) As senior non-executive Canary Wharf Director Sir Martin Jacomb's fee increased from £50,000 to £60,000 per annum in March 2002.

(c) The fees for non-executive Canary Wharf Directors were increased from £25,000 to £30,000 per annum in March 2002.

(d) *Robert Speirs' fees are paid to Speirs Associates Limited. See Note 26 to the financial information.*

The only benefits paid to Canary Wharf Directors are non-cash benefits.

Long-term Incentive Arrangements

Executive share option plans

The Company has adopted two executive share option plans, the Canary Wharf Company Share Option Plan, which is Inland Revenue approved and the unapproved Canary Wharf Group plc 1997 Executive Share Option Plan (together, the "Plans"). Both Plans are discretionary and are designed to incentivise executive long-term performance, with the only grants to date being made either in preparation of or, at the time of, the Company's flotation. No payment is required on the grant of an option and an option may be granted over new or existing shares in the Company.

Performance criteria

Since March 1999 the Plans have been subject to performance conditions as follows:

Performance Condition A: Provides that vesting of the options is conditional on the achievement of the following annual total shareholder returns ("TSR") calculated by reference to the growth in the share price from grant of the options on a compound basis as set out below:

TSR (averaged over a one month period)	Total of options available for vesting
15%	All
12%	Two-thirds
10%	One-third
Below 10%	Nil

In April 2002 following the achievement of a TSR of 10% one third of the options vested. In May 2002 following the achievement of a TSR of 12% a further third vested. The performance condition, however, requires that the options vesting may only be exercised in three equal tranches over three years from 2002.

Performance Condition B (applies to the unapproved Canary Wharf Group plc 1997 Executive Share Option Plan only): Options subject to this condition may only be exercised after 1 January 2006 and are subject to achievement of the TSR targets specified in Performance Condition A (see above) from grant to January 2006. These options are also subject to an additional condition requiring the completion of 90% of properties identified in the listing particulars of the flotation and the leasing of 90% of these completed properties.

Performance Conditions A and B are designed to provide a direct long-term link between the rewards of the executive Canary Wharf Directors and senior managers and the returns to Canary Wharf Shareholders. At the end of each relevant period, performance against the above mentioned tests is reviewed and the results verified by independent external advisors.

At the Annual General Meeting of the company held on 13 November 2002, the Canary Wharf Shareholders approved the payment of a special dividend. At the same time authority was obtained to amend the rules of the Plans, enabling the board to adjust all outstanding unapproved options under the Plans to reflect the payment of the special dividend or any other distribution which in the opinion of the board, would be considered a capital distribution. The authority granted did not permit the adjustment of options in the event the Company declares an ordinary dividend. The details of the adjustments made to reflect the special dividend can be obtained from Note 18 below.

An earlier grant made in 1998 became exercisable on 1 April 1999. Out of the 9,954,000 options granted, 1,584,685 (as adjusted to reflect the special dividend paid in November 2002; 1,312,000 before adjustment) remain outstanding.

Details of the executive Canary Wharf Directors' share options (including the adjustments made to reflect the payment of the special dividend) can be obtained from the "Canary Wharf Directors' Options" section below.

Canary Wharf Directors' Options

The following tables provide details of the options held by Canary Wharf Directors under the Plans and who were in office during the periods indicated.

A. P. Anderson II

Approved/ Unapproved	1 July 2000	Exercised	30 June 2001	Original price per option (p)	Market value on exercise £	Gain on Exercise £	Earliest Exercise Date	Expiry Date
Unapproved[1]	750,000	400,000	350,000	79.5	2,056,782	1,738,782	03.03.98	02.03.08
Unapproved[2]	990,951	–	990,951	400.0	–	–	01.04.02	31.03.09
Approved[3]	9,049	–	9,049	400.0	–	–	01.04.02	31.03.09
Unapproved[4]	750,000	–	750,000	400.0	–	–	01.01.06	31.03.09
	2,500,000		**2,100,000**					

G. Iacobescu

Approved/ Unapproved	1 July 2000	Exercised	30 June 2001	Original price per option (p)	Market value on exercise £	Gain on Exercise £	Earliest Exercise Date	Expiry Date
Unapproved[1]	3,000,000	650,000	2,350,000	79.5	3,470,065	2,953,315	03.03.98	02.03.08
Unapproved[2]	1,890,951	–	1,890,951	400.0	–	–	01.04.02	31.03.09
Approved[3]	9,049	–	9,049	400.0	–	–	01.04.02	31.03.09
Unapproved[4]	1,500,000	–	1,500,000	400.0	–	–	01.01.06	31.03.09
	6,400,000		**5,750,000**					

Notes:

(1) Options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan on 3 March 1998. On 1 April 1999 the number of ordinary shares under option doubled and the exercise price halved from 159p to 79.5p per share, as a result of an adjustment to reflect the bonus issue.

(2) Options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan subject to Performance Condition A

(3) Options granted under the Canary Wharf Company Share Option Plan subject to Performance Condition A

(4) Options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan subject to Performance Condition B

A. P. Anderson II

Approved/ Unapproved	1 July 2001	Exercised	30 June 2002	Original price per option (p)	Market value on exercise £	Gain on Exercise £	Earliest Exercise Date	Expiry Date
Unapproved[1] [(a)]	350,000	350,000	–	79.5	1,536,815	1,258,565	03.03.98	02.03.08
Unapproved[1] [(b)]	220,212	–	220,212	400.0	–	–	01.04.02	31.03.09
Unapproved[2] [(b)]	770,739	–	770,739	400.0	–	–	01.04.02	31.03.09
Approved[1] [(b)]	2,011	–	2,011	400.0	–	–	01.04.02	31.03.09
Approved[2] [(b)]	7,038	–	7,038	400.0	–	–	01.04.02	31.03.09
Unapproved[2] [(c)]	750,000	–	750,000	400.0	–	–	01.01.06	31.03.09
	2,100,000		**1,750,000**					

G. Iacobescu

Approved/ Unapproved	1 July 2001	Exercised	30 June 2002	Original price per option (p)	Market value on exercise £	Gain on Exercise £	Earliest Exercise Date	Expiry Date
Unapproved[1] [(a)]	2,350,000	100,000	2,050,000	79.5	542,280	462,780	03.03.98	02.03.08
[(a)]		200,000		79.5	957,700	798,700	03.03.98	02.03.08
Unapproved[1] [(b)]	420,212	–	420,212	400.0	–	–	01.04.02	31.03.09
Unapproved[2] [(b)]	1,470,739	–	1,470,739	400.0	–	–	01.04.02	31.03.09
Approved[1] [(b)]	2,011	–	2,011	400.0	–	–	01.04.02	31.03.09
Approved[2] [(b)]	7,038	–	7,038	400.0	–	–	01.04.02	31.03.09
Unapproved[2] [(c)]	1,500,000		1,500,000	400.0	–	–	01.01.06	31.03.09
	5,750,000		**5,450,000**					

Notes:

(1) Options which are exercisable or became exercisable during the year; and

(2) Options which are not yet exercisable

(a) On 1 April 1999 as a result of an adjustment to reflect a bonus issue the number of ordinary shares granted under the Canary Wharf Group plc 1997 Executive Share Option Plan on 3 March 1998 doubled and the exercise price halved from 159 pence to 79.5 pence per share.

(b) Options granted under the Plans are subject to Performance Condition A. The Performance Condition further stipulates that the total eligible options are exercisable in three equal tranches annually from 2002.

(c) Options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan are subject to Performance Condition B detailed above. In addition to the satisfaction of the criteria specified in Performance Condition A, exercise is also subject to completion of the designated business targets. Furthermore Performance Condition B provides that the options may only be exercised after 1 January 2006.

A. P. Anderson II

Approved/ Unapproved	1 July 2002	Exercised	Adjustment (d)	30 June 2003	Original price per option (p)	Adjusted (d) price per option (p)	Market value on exercise £	Gain on Exercise £	Earliest Exercise Date	Expiry Date
Unapproved[1] (b)	440,423	–	91,537	531,960	400.0	331.17	–	–	01.04.02	31.03.09
Unapproved[2] (b)	220,212	–	45,768	265,980	400.0	331.17	–	–	01.04.02	31.03.09
Unapproved[3] (b)	330,316	–	68,653	398,969	400.0	331.17	–	–	01.04.02	31.03.09
Approved[1] (b)	4,022	–	–	4,022	400.0	–	–	–	01.04.02	31.03.09
Approved[2] (b)	2,011	–	–	2,011	400.0	–	–	–	01.04.02	31.03.09
Approved[3] (b)	3,016	–	–	3,016	400.0	–	–	–	01.04.02	31.03.09
Unapproved[3] (c)	750,000	–	155,879	905,879	400.0	331.17	–	–	01.01.06	31.03.09
	1,750,000			**2,111,837**						

G. Iacobescu

Approved/ Unapproved	1 July 2002	Exercised	Adjustment (d)	30 June 2003	Original price per option (p)	Adjusted (d) price per option (p)	Market value on exercise £	Gain on Exercise £	Earliest Exercise Date	Expiry Date
Unapproved[1] (a) (d)	2,050,000	300,000			79.5		1,320,000	1,081,500	03.03.98	02.03.08
(a)		1,020,000	151,722	881,722	79.5	65.82	3,906,600	3,095,700	03.03.98	02.03.08
Unapproved[1] (b)	840,423	–	174,673	1,015,096	400.0	331.17	–	–	01.04.02	31.03.09
Unapproved[2] (b)	420,211	–	87,336	507,547	400.0	331.17	–	–	01.04.02	31.03.09
Unapproved[3] (b)	630,317	–	131,005	761,322	400.0	331.17	–	–	01.04.02	31.03.09
Approved[1] (b)	4,022	–	–	4,022	400.0	–	–	–	01.04.02	31.03.09
Approved[2] (b)	2,011	–	–	2,011	400.0	–	–	–	01.04.02	31.03.09
Approved[3] (b)	3,016	–	–	3,016	400.0	–	–	–	01.04.02	31.03.09
Unapproved[3] (c)	1,500,000		311,758	1,811,758	400.0	331.17	–	–	01.01.06	31.03.09
	5,450,000			**4,986,494**						

Notes:

(1) Options which have vested and are exercisable or became exercisable during the year;
(2) Options which have vested and are not yet exercisable; and
(3) Options which have not yet vested.

(a) On 1 April 1999 as a result of an adjustment to reflect a bonus issue the number of ordinary shares granted under the Canary Wharf Group plc 1997 Executive Share Option Plan on 3 March 1998 doubled and the exercise price halved from 159 pence to 79.5 pence per share.

(b) Options granted under the Plans are subject to Performance Condition A detailed above. The Performance Condition further stipulates that the total eligible options are exercised in three equal tranches from 2002.

(c) Options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan are subject to Performance Condition B detailed above. In addition to the satisfaction of the criteria specified in Performance Condition A, exercise is also subject to completion of the designated business targets. Furthermore Performance Condition B provides that the options may only be exercised after 1 January 2006.

(d) The options and option price for the Canary Wharf Group plc 1997 Executive Share Option Plan (the unapproved plan) have been adjusted to reflect the payment of the special dividend.

The middle market quotations for the ordinary shares of the Company at close of business on 30 June 2003, 30 June 2002 and 30 June 2001 were 256p, 439p and 554p respectively. The highest and lowest middle market quotations during the year ended 30 June 2003 were 380.5p and 132.5p respectively. The highest and lowest middle market quotations during the year ended 30 June 2002 were 545p and 414p respectively. The highest and lowest middle market quotations during the year ended 30 June 2001 were 574.25p and 369.5p respectively.

9. Earnings per share

Basic earnings per share is calculated by reference to the loss attributable to ordinary shareholders of £9.5 million (June 2002 – profit of £193.0 million, June 2001 – restated profit of £43.6 million) and on the weighted average of 585.5 million shares in issue (June 2002 – 642.9 million, 30 June 2001 – 688.0 million).

The calculation of diluted earnings per share for the year ended 30 June 2003 is based on the loss attributable to ordinary shareholders of £9.5 million (year ended 30 June 2002 – profit of £193.0 million, year ended 30 June 2001 – restated profit of £43.6 million) and the diluted weighted average of 585.5 million shares (June 2002 – 649.8 million, year ended 30 June 2001 – 700.4 million).

For the year ended 30 June 2003, the weighted average number of ordinary shares for the purposes of calculating the diluted earnings per share is identical to that used for basic earnings per ordinary share. This is because the exercise of share options would have the effect of reducing the loss per ordinary share and is therefore not treated as dilutive under the terms of Financial Reporting Standard 14 (Earnings per share).

The difference between the basic weighted average number of shares and the diluted weighted average for the years ended 30 June 2002 and 30 June 2001 comprises the following:

Shares (millions):	**2002**	**2001**
Warrants	3.9	6.2
Share options	2.8	4.4
Long Term Incentive Plan	0.2	1.8
	6.9	12.4

The calculation of the number of shares which are dilutive is based on the number of each instrument outstanding (Note 18) as adjusted for the difference between the exercise price and the weighted average share price for the relevant year.

The basic earnings per share excluding exceptional items and diluted earnings per share for the year ended 30 June 2003 have been calculated on the loss for that year of £9.6 million (year ended 30 June 2002 – profit of £12.5 million), excluding exceptional items totalling a profit of £0.1 million (year ended 30 June 2002 – £180.5 million).

There were no exceptional items in the year ended 30 June 2001.

10. Investment properties and properties under construction and held for development

Freehold properties held as tangible fixed assets:

	Investment properties £m	Properties under construction £m	Properties held for development £m
As at 1 July 2000	2,196.7	182.4	147.0
Additions including interest	19.4	409.8	26.8
Acquisitions of development properties	–	–	93.1
Transfer from investments (Note 12)	–	–	6.2
Transfer to properties under construction	–	163.2	(163.2)
Transfer from properties held as current assets	–	–	14.9
Revaluation of investments properties as at 30 June 2001	84.4	–	–
	2,300.5	755.4	124.8
Adjustment for UITF 28	–	(10.7)	–
Restated at 30 June 2001	2,300.5	744.7	124.8
Market Value at 30 June 2001	**2,300.5**		
Additions including interest	0.9	694.8	59.3
Transfer of completed properties	508.3	(508.3)	–
Transfer to properties under construction	–	5.4	(5.4)
Revaluation of investment properties	458.4	–	–
As at 30 June 2002	3,268.1	936.6	178.7
Adjustment for UITF 28	10.7		
Market Value at 30 June 2002	**3,278.8**		
Adjustment for UITF 28 as at 30 June 2002	(10.7)	–	–
Carrying value as at 30 June 2002	3,268.1	936.6	178.7
Additions including interest	2.2	733.3	45.1
Transfer of completed properties	760.7	(760.7)	–
Revaluation	151.8	–	–
As at 30 June 2003	4,182.8	909.2	223.8
Adjustment for UITF 28 at 30 June 2003	47.7		
Market value at 30 June 2003	**4,230.5**		
Properties subject to lease and finance leaseback arrangements:			
At 30 June 2001	1,228.5	–	–
At 30 June 2002	1,046.7	–	–
At 30 June 2003	1,015.5	–	–
Historical cost:			
At 30 June 2001	1,013.4	755.4	124.8
At 30 June 2002	1,522.6	936.6	178.7
At 30 June 2003	2,491.8	909.2	223.8

Freehold properties held as current assets:

	£m
As at 1 July 2000	142.6
Additions including interest	121.9
Transfer to properties held as fixed assets	(14.9)
As at 30 June 2001	249.6
Additions	92.9
Disposal of completed property	(342.5)
As at 30 June 2002 and 30 June 2003	–

Properties under construction or held for development where the Canary Wharf Group has entered into an agreement for the sale of the property, subject to the satisfaction of certain conditions and, where relevant, completion of construction, are categorised as current assets being held for sale.

On 27 November 2000 the Canary Wharf Group completed the purchase of North Quay. The consideration for this acquisition was £57.9 million, including stamp duty and other acquisition costs. The Canary Wharf Group acquired the property in conjunction with a partner who has a minority share. The property is carried at cost. The minority partner's share which is included in the total acquisition cost, is carried at £2 million and the directors are of the opinion that its value does not and will not exceed this amount.

On 7 December 2000 the Canary Wharf Group's interest in the Canary Riverside joint venture was varied so as to achieve a reconstruction of the interests of the joint venture partners. As part of this reconstruction the Canary Wharf Group's share in the completed first phase of Canary Riverside was transferred to the other two joint venture partners for a nominal sum. This investment had a book value of £6.2 million (Note 12). A payment of £34 million was also made to the two remaining partners to buy out the contract relating to phases 2 and 3 of the development. As a result of this transaction the Canary Wharf Group has regained full ownership and control over phases 2 and 3 which has the benefit of planning permission for approximately 1 million sq ft gross of development. A further payment of £1 million, which has been accrued, will become due in the event that planning consent is achieved for significant incremental development on the site.

During the year ended 30 June 2001, the Canary Wharf Group did not complete the construction of any buildings.

During the year ended 30 June 2002 the Canary Wharf Group completed construction of four buildings at Canary Wharf that were retained as investment properties, 50 Bank Street, 25 Canada Square, 15 Westferry Circus and Nash Court. These properties were revalued externally at 30 June 2002 on the basis of Open Market Value in accordance with the Appraisal and Valuation Manual published by the Royal Institution of Chartered Surveyors ('Open Market Value'). This resulted in surpluses upon revaluation of £430.3 million which have been taken to the revaluation reserve.

During the year ended 30 June 2003 the Canary Wharf Group completed construction of five buildings that were retained as investment properties, 5 Canada Square, 20 Canada Square, 16-19 Canada Square, 20 Bank street and 40 Bank street. These properties have been revalued externally by either FPDSavills Commercial Limited, Chartered Surveyors or CB Richard Ellis Limited, Surveyors and Valuers, at 30 June 2003 on the basis of Market Value in accordance with the Appraisal and Valuation Standards published by the Royal Institution of Chartered Surveyors ('Market Value'). This resulted in surpluses upon revaluation of £415.4 million which have been taken to the revaluation reserve.

The Canary Wharf Group's investment properties have been valued at each balance sheet date on the basis of Market Value. These valuations were undertaken by either FPDSavills Commercial Limited or CB Hillier Parker Limited, which changed its name on 23 July 2003 to CB Richard Ellis Limited. Each property has been valued individually on a free and clear basis and not as part of a portfolio and no account has been taken of any intragroup loans or arrangements. Whilst allowance has been made for any purchaser's expenses, no allowance has been made for any seller's expenses of realisation nor for any taxation which may arise in the event of disposal. At 30 June 2003 the allowance for purchaser's

expenses has been reduced from 5.75% which applied at June 2002 and June 2001 to 1.75% taking account of the stamp duty relief for properties in disadvantaged areas announced in the 2003 Budget. The net surplus arising at 30 June 2003 on the year end valuations, including that on properties completed during the year of £151.8 million, (30 June 2002 - £458.4 million, 30 June 2001 – £84.4 million) has been transferred to the revaluation reserve.

Properties under construction and properties held for development at 30 June 2003 which are to be retained are carried at their fair value at the time of the acquisition of the CWHL group in December 1995, less subsequent disposals plus additions at cost, subject to any provision for impairment.

At 30 June 2003 properties under construction held as fixed assets included £87.6 million (30 June 2002 – £67.2 million, 30 June 2001 – £33.8 million) in respect of financing costs.

In April 2002 8 Canada Square achieved practical completion and the building was sold under the terms of a development agreement entered into in October 1998. The sale of this property resulted in a profit on disposal of £169.5 million which was shown as an exceptional item in the profit and loss account for the year ended 30 June 2002.

11. Other tangible fixed assets

	Fixtures and equipment £m	Computer equipment £m	Total £m
Cost:			
At 1 July 2000	5.3	0.3	5.6
Additions	8.3	0.1	8.4
At 30 June 2001	13.6	0.4	14.0
Additions	1.7	0.2	1.9
At 30 June 2002	15.3	0.6	15.9
Additions	0.3	–	0.3
Transfer to properties held for development	(1.9)	–	(1.9)
At 30 June 2003	13.7	0.6	14.3
Depreciation:			
At 1 July 2000	(1.6)	(0.2)	(1.8)
Charge for the year	(2.5)	(0.1)	(2.6)
At 30 June 2001	(4.1)	(0.3)	(4.4)
Charge for the year	(3.3)	(0.1)	(3.4)
At 30 June 2002	(7.4)	(0.4)	(7.8)
Transfer to properties held for development	1.9	–	1.9
Charge for the year	(3.2)	(0.1)	(3.3)
At 30 June 2003	(8.7)	(0.5)	(9.2)
Net book amount:			
At 30 June 2001	9.5	0.1	9.6
At 30 June 2002	7.9	0.2	8.1
At 30 June 2003	5.0	0.1	5.1

12. Investments

	At 30 June 2003 £m	At 30 June 2002 £m	At 30 June 2001 £m
Other investments	1.1	1.6	2.1
Own shares	11.7	22.4	13.7
	12.8	24.0	15.8

The movement in the Canary Wharf Group's investment in associated undertakings during the year ended 30 June 2001 comprised:

	Investments in associated undertakings £m
Cost:	
At 1 July 2000	9.3
Share of post acquisition loss after tax	(3.1)
Transfer of properties held for development (Note 10)	(6.2)
At 30 June 2001	–
Provision against unrealised profit on sale of land:	
At 1 July 2000	(2.7)
Release of provision	2.7
At 30 June 2001	–
Net book amount:	
At 30 June 2000	6.6
Net charge to profit and loss account	(0.4)

In May 1997 the Canary Wharf Group sold an undeveloped plot of land at Canary Wharf to Canary Riverside Holdings Pte Limited ('CRH'), incorporated in Singapore, in which it acquired a 20% equity interest in the 'A' ordinary shares of that company. CRH was engaged in the development and operation of the Riverside site at Canary Wharf and the other shareholders comprise two companies registered in Singapore, Hotel Properties Limited ('HPL') and Pidemco Land Limited. On 7 December 2000 the Company's interest in CRH was transferred to the other two shareholders for a nominal sum in conjunction with the consolidation of interests referred to in Note 10.

In February 1997 the Canary Wharf Group acquired a 50% interest in the shares of Canary Riverside Management (UK) Limited ('Manco'), a company registered in England and Wales. Upon formation Manco was 50:50 jointly owned with HPL and was established to manage the development of the Riverside site. Manco ceased trading with effect from 31 October 2000.

	CRH	Manco	Total
	£000	£000	£000
Loss before interest and taxation	(9,659)	(86)	(9,745)
Interest	(5,204)	–	(5,204)
Loss after taxation	**(14,863)**	**(86)**	**(14,949)**
Canary Wharf Group share:	20%	50%	
Year ended 30 June 2001	**(2,973)**	**(43)**	**(3,016)**
Net Assets			
Canary Wharf Group share:	20%	50%	
At 30 June 2001	–	–	–

In October 1996 the Canary Wharf Group sold its interest in the limited partner companies of the First Tower Limited Partnership subject to payment of deferred consideration contingent on the satisfaction of certain conditions. During the year to 30 June 2002 these conditions were confirmed as having been satisfied and the Canary Wharf Group received £13.4 million net of expenses. In the year to 30 June 2003 the Canary Wharf Group became entitled to receive an additional £2.9 million net of expenses. These amounts, which did not give rise to deferred tax are recognised in the profit and loss account as exceptional items.

In March 2001, the Canary Wharf Group acquired 52,079 £1 ordinary shares and 2,604 convertible shares in HighSpeed Office Limited ('HSO'), an unlisted company registered in England and Wales, being approximately 13% of its nominal share capital. The principal activity of HSO is the provision of broadband telecommunications services. The consideration paid was £2.1 million representing the historical cost to the Canary Wharf Group including fees. At 30 June 2003 the carrying value of the investment was written down by £0.5 million to £1.1 million, representing the net asset value of HSO at that date.

During 2001 the Company acquired 5.2 million of its own shares at a cost of £26.8 million in connection with certain of the Canary Wharf Group's share option schemes. Such shares are initially recorded at cost and written down to the exercise price over the period to vesting. Prior to the payment of the special dividend on 29 November 2002 the exercise price for the relevant schemes was £4.00 per share. As a result of the special dividend, the amount payable by employees on exercise was reduced from £4.00 to £3.3117. The carrying value of the Canary Wharf Group's investment in its own shares has accordingly been reduced in order to reflect the reduction in the amount recoverable. This has resulted in an exceptional charge to operating profit of £2.8 million during the year ended 30 June 2003.

Investment in own shares:

	Group £m
Cost:	
At 1 July 2000	–
Additions	13.9
At 30 June 2001	13.9
Additions	13.0
Transferred to participants	(0.6)
At 30 June 2002	26.3
Transferred to participants	(0.4)
Received from participants	0.2
At 30 June 2003	26.1
Amounts written off:	
At 1 July 2000	–
Written off	(0.2)
At 30 June 2001	(0.2)
Written off	(3.8)
Transferred to participants	0.1
At 30 June 2002	(3.9)
Written off	(10.6)
Transferred to participants	0.1
At 30 June 2003	(14.4)
Net book amount:	
At 30 June 2001	13.7
At 30 June 2002	22.4
At 30 June 2003	11.7

13. Debtors

	At 30 June 2003 Group £m	At 30 June 2002 Group £m	At 30 June 2001 Group £m
Due within one year:			
Trade debtors	16.1	4.1	3.4
Other debtors	83.9	66.7	57.5
Prepayments and accrued income	41.4	284.4	25.6
	141.4	355.2	86.5

	At 30 June 2003 Group £m	At 30 June 2002 Group £m	At 30 June 2001 Group £m
Due after one year:			
Prepayments and accrued income	265.7	26.2	10.7

Prepayments and accrued income due after one year represents lease incentives and at 30 June 2003 included the provisions for vacant leasehold property and other lease commitments shown in Note 17.

14. Financial Assets

The Canary Wharf Group's financial assets comprise short term trade debtors (Note 13) and cash deposits. Cash deposits totalled £1,029.1 million at 30 June 2003 (30 June 2002 – £1,327.2 million, 30 June 2001 – £1,458.4 million) comprising deposits placed on money market at call and term rates. Total cash deposits included £751.1 million (30 June 2002 – £899.8 million, 30 June 2001 – £707.2 million) held by third parties as cash collateral for the Canary Wharf Group's borrowings and a further £1.2 million (30 June 2002 – £5.9 million, 30 June 2001 – £2.3 million) charged to third parties as security for the Canary Wharf Group's obligations. At 30 June 2001 the Canary Wharf Group's cash deposits included £45.9 million arising from prepayments in respect of buildings sold to a third party.

Of the total cash deposits, £2.9 million (30 June 2002 – £1.9 million, 30 June 2001 – £46.9 million) was invested at fixed rates and the remainder was at floating rates. The weighted average rate of interest on the fixed rate deposit at 30 June 2003 was 7.8% (30 June 2002 – 7.8%, 30 June 2001 – 6.4%). The weighted average period remaining on fixed deposits was 6.7 years at 30 June 2003 (30 June 2002 – 7.5 years, 30 June 2001 – 8 months).

15. Creditors: Amounts Falling Due Within One Year

	At 30 June 2003 £m	At 30 June 2002 £m	At 30 June 2001 £m
Borrowings (Note 16)	85.9	79.5	29.7
Trade creditors	56.1	62.8	61.7
Taxation and social security costs	1.3	1.6	1.4
Other creditors	53.0	3.4	30.4
Accruals	172.6	130.7	132.8
Deferred income	58.8	63.7	486.0
	427.7	341.7	742.0

At 30 June 2001, deferred income included £467.0 million in connection with agreements for the sale, upon completion, of buildings under construction at Canary Wharf.

16. Creditors: Amounts Falling Due After More than One Year

Creditors due after more than one year comprise:

	At 30 June 2003 £m	At 30 June 2002 £m	At 30 June 2001 £m
Securitised debt	3,658.3	3,272.2	1,943.6
Secured loans	382.8	21.3	–
Finance lease obligations	583.0	577.0	676.8
	4,624.1	3,870.5	2,620.4

The amounts at which borrowings are stated comprise:

	Securitised debt £m	Construction loans £m	Finance lease obligations £m	Total £m
At 30 June 2000	941.8	–	675.1	1,616.9
Drawndown in year	1,029.5	161.7	–	1,191.2
Deferred financing expenses	(9.8)	–	0.2	(9.6)
Accrued finance charges	11.8	5.6	1.5	18.9
Repaid in year	–	(167.3)	–	(167.3)
At 30 June 2001	1,973.3	–	676.8	2,650.1
Payable within one year or on demand	29.7	–	–	29.7
Payable in more than one year	1,943.6	–	676.8	2,620.4
	1,973.3	–	676.8	2,650.1

	Securitised debt £m	Construction loans £m	Finance lease obligations £m	Total £m
At 30 June 2001	1,973.3	–	676.8	2,650.1
Drawndown in year	1,340.1	336.0	–	1,676.1
Deferred financing expenses	(11.4)	(1.8)	0.1	(13.1)
Accrued finance charges	15.9	1.6	2.2	19.7
Repaid in year	–	(280.7)	(102.1)	(382.8)
At 30 June 2002	3,317.9	55.1	577.0	3,950.0
Payable within one year or on demand	45.7	33.8	–	79.5
Payable in more than one year	3,272.2	21.3	577.0	3,870.5
	3,317.9	55.1	577.0	3,950.0

	Securitised debt £m	Secured loans £m	Construction loans £m	Finance lease obligations £m	Total £m
At 30 June 2002	3,317.9	–	55.1	577.0	3,950.0
Drawn down in year	510.0	310.0	98.6	–	918.6
Deferred financing expenses	(2.2)	(3.0)	0.3	0.2	(4.7)
Accrued finance charges	0.7	2.8	3.6	5.8	12.9
Repaid in year	(85.0)	–	(81.8)	–	(166.8)
At 30 June 2003	3,741.4	309.8	75.8	583.0	4,710.0
Payable within one year or on demand	83.1	2.8	–	–	85.9
Payable in more than one year	3,658.3	307.0	75.8	583.0	4,624.1
	3,741.4	309.8	75.8	583.0	4,710.0

Treasury Objectives

The principal objectives of the Canary Wharf Group's treasury function are to ensure the availability of finance to meet the Canary Wharf Group's current and anticipated requirements and to minimise the Canary Wharf Group's cost of capital. The treasury function operates as a cost centre rather than a profit centre and does not engage in the trading of financial instruments.

The Canary Wharf Group's financial instruments, other than derivatives, comprise borrowings, cash and liquid resources, and various items such as trade debtors and trade creditors that arise directly from its operations. The Canary Wharf Group enters into derivatives transactions (principally interest rate swaps, caps and collars) only in order to manage the interest rate risk arising from the Canary Wharf Group's variable rate borrowings. The Executive Committee of the board reviews and agrees policies for managing the risks associated with the Canary Wharf Group's financial instruments and these policies, which have been applied consistently throughout the year, are summarised below.

Interest Rate Risk

The Canary Wharf Group finances its operations through a mixture of surplus cash, bank borrowings and debentures. The Canary Wharf Group borrows principally in sterling at both fixed and floating rates of interest and then uses interest rate swaps, caps or collars to generate the desired interest profile and to manage the Canary Wharf Group's exposure to interest rate fluctuations. The Canary Wharf Group's policy is to keep the majority of its borrowings at fixed rates and at 30 June 2003 97.3 per cent. (2002 – 94.5 per cent.) of the Canary Wharf Group's borrowings were fixed after taking account of interest rate hedging and cash deposits held as cash collateral.

Liquidity Risk

As regards liquidity, the Canary Wharf Group's policy is to ensure continuity of funding and to have the majority of its borrowings mature in 10 years or more. At the year-end the average maturity of the Canary Wharf Group's debt was 17.5 years. Shorter term flexibility is achieved by holding cash on deposit, through construction facilities with a term of typically 3 to 5 years arranged to fund the development of new properties, and by using the short-term revolving notes of the June 2000 securitisation.

Exchange Rate Risk

Although the Canary Wharf Group's policy is to maximise all financing in sterling, it currently has some borrowings in Euros and US Dollars. Such borrowings are fully hedged with all principal and interest liabilities swapped into sterling at fixed rates.

(1) In December 1997 the Company's subsidiary, Canary Wharf Finance plc ('CWF'), issued £555m of first mortgage debentures, the principal terms of which are:

Tranche Issued:	£m	Interest	Repayment
A	270	7.230%	By instalment 2004 to 2027
B	80	7.425%	By instalment 2004 to 2027
C	120	Stepped	By instalment 2006 to 2027
D	85	Floating	2003
	555		

The D notes were redeemed in January 2003. The remaining debentures are secured on certain property interests of the Canary Wharf Group and the rental income stream therefrom. Redemption of the D notes was funded from a bank loan facility secured by way of a second charge over this group of property interests (Note 16(10) below). Unamortised fees totalling £2.3 million were charged to interest payable as a result of the redemption of the D notes.

Interest on the C notes increases in steps from 5% payable until October 1999, to 9.535% payable from October 2006. Interest on the D notes was payable at LIBOR plus 1.1% until January 2003 when it stepped up to LIBOR plus 3.10%. It was subject to an interest rate cap arrangement so as to cap the portion of interest linked to LIBOR at 8.5%.

(2) In February 2001, CWF issued an additional £120 million of first mortgage debentures at a premium of £14.7 million. The tap issue comprised a further issue of £105 million of A and £15 million of B notes which are subject to the same conditions as the original notes issued in December 1997.

Including the original notes still in issue, the weighted average maturity of the debentures at 30 June 2003 was 12.9 years. The debentures may be redeemed at the option of the issuer in an aggregate amount of not less than £1 million on any interest payment date, subject to the current ratings of the debentures not being adversely affected and certain other conditions affecting the amount to be redeemed.

(3) In June 2000 a group company, Canary Wharf Finance II plc ('CWFII'), issued £975 million of first mortgage debentures. The notes comprised:

(a) *£475 million term notes*

The term notes consist of five tranches, two of which, totalling £90 million, were immediately re-purchased and are held by a group company. The principal terms of the tranches are:

Tranche Issued:	**£m**	**Interest**	**Repayment**
A1	240	6.455%	By instalment 2009 to 2033
A2	60	Floating	By instalment 2003 to 2012
B	85	6.800%	By instalment 2005 to 2033
	385		
Re-acquired:			
C	45	6.966%	By instalment 2011 to 2033
D	45	Floating	By instalment 2011 to 2033
	475		

The notes are secured on certain property interests of the Canary Wharf Group and the rental income stream therefrom.

The class A2 notes were issued in a principal amount of €100 million, with interest payable at three month EURIBOR plus a margin of 0.3%. The A2 notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £60 million and interest payable fixed at 6.995%.

Interest on the D notes is payable at a rate of three month LIBOR plus a margin of 1.75% until July 2005, and thereafter 4.375%. The D notes are fully hedged using an interest rate collar, with a cap of 9% and a floor of 5%.

(b) *£500 million revolving notes*

The securitisation allows for £500 million of 'AAA' and 'AA' rated fully revolving short term notes, of which £250 million was underwritten for 5 years from June 2000 by a banking syndicate. There were no immediate proceeds from the revolving notes as they were repurchased by the issuer. In October 2002, £125.0 million of the 'AAA' rated and £60.0 million of the 'AA' rated notes were reissued (Note 16(6)). The commitment fee on the remaining £65 million underwritten is 0.25%. Hedging is not required until drawdown.

(4) In June 2001, CWFII raised an additional £875 million of first mortgage debentures at a premium of £19.8 million. The notes comprise further issues of A1 and A2 notes together with three new tranches. The principal terms of the notes issued are:

Tranche	£m	Interest	Repayment
A1	475	6.455%	By instalment 2009 to 2033
A2	50	Floating	By instalment 2003 to 2012
A3	200	5.952%	By instalment 2032 to 2037
A4	90	Floating	By instalment 2004 to 2028
B1	60	Floating	By instalment 2005 to 2024
	875		

The notes are secured on certain property interests of the Canary Wharf Group and the rental income stream therefrom.

The class A1 notes were issued at a premium of £20.2 million on a principal amount of £475 million.

The class A2 notes were issued in a principal amount of €83 million, with interest payable at three month EURIBOR plus a margin of 0.3%. These notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £50.0 million plus a premium of £0.2 million and interest payable fixed at 6.078%.

The class A3 notes were issued at par in a principal amount of £200 million.

Interest on the class A4 notes is payable at three month LIBOR plus 0.375% stepping up to LIBOR plus 0.95% in July 2011. These notes are fully hedged at a fixed rate of 6.155% to July 2011 and 6.73% thereafter.

The class B1 notes were issued in a principal amount of €100 million with interest payable at three month EURIBOR plus a margin of 0.45%. These notes are fully hedged via a currency swap, whereby all principal and interest liabilities are swapped into sterling providing an initial principal of £60 million less a discount of £0.6 million and interest payable fixed at 6.265%.

(5) In February 2002, CWFII raised an additional £1,257 million of first mortgage debentures at a premium of £83.1 million. The notes comprised further issues of A1, A3, and B notes together with a new US Dollar denominated tranche. The principal items of the notes issued are:

Tranche	£m	Interest	Repayment
A1	500	6.455%	By instalment 2009 to 2033
A3	200	5.952%	By instalment 2032 to 2037
A5	407	Floating	By instalment 2012 to 2033
B	150	6.800%	By instalment 2005 to 2033
	1,257		

The notes are secured on certain property interests of the Canary Wharf Group and the rental income stream therefrom.

The class A1 notes were issued at a premium of £48.6 million on a principal amount of £500.0 million and the class A3 notes were issued at a premium of £17.3 million in a principal amount of £200.0 million.

The class A5 notes were issued in a principal amount of US$579.0 million with interest payable at three month US$ LIBOR plus a margin of 0.39% to July 2010 and thereafter 0.975%. These notes are hedged via currency swaps, whereby principal and interest liabilities are swapped into sterling providing an initial principal of £407.0 million and interest payable fixed at 6.002% to July 2010 and 6.218% thereafter. The step up to 0.975% is not hedged.

The class B notes were issued at a premium of £17.2 million on a principal amount of £150.0 million.

(6) In October 2002 a further tap issue was completed by CWF II raising £510.0 million. The notes issued comprise a new A6 Tranche in a principal amount of £325.0 million. The company also reissued £125.0 million of 'AAA' rated and £60.0 million 'AA' rated fully revolving short-term notes (see Note 16 3(b)).

The principal terms of the notes issued are:

Tranche	£m	Interest	Repayment
Issued:			
A6	325	Floating	By instalment 2005 to 2033
Re-issued:			
R1	125	Floating	By instalment 2005 to 2033
R2	60	Floating	By instalment 2005 to 2033
	510		

The notes are secured on certain property interests of the Canary Wharf Group and the rental income stream therefrom.

Interest on the Class A6 notes is payable at three month LIBOR plus 0.45% stepping up to LIBOR plus 1.125% in October 2005. These notes are fully hedged at 5.49925% to October 2005 and 6.17425% thereafter. Interest on the revolving short-term notes is payable at three month LIBOR with a margin of 0.4% for the 'AAA' notes and 0.5% for the 'AA' notes. These notes are fully hedged at 5.4242% for the 'AAA' notes and 5.4589% for the 'AA' notes.

Including the notes issued in October 2002 the weighted average maturity of the debentures at 30 June 2003 was 18.4 years. The debentures may be redeemed at the option of the issuer in an aggregate amount of not less than £1 million (except classes A2 and B1 which may not be less than €1 million and Class A5 which may not be less than $1 million) on any interest payment date subject to the current rating of the debentures not being adversely affected and certain other conditions affecting the amount to be redeemed.

(7) On 3 November 2000 the Canary Wharf Group concluded a seven year, £1 billion revolving construction loan facility of which £167.3 million including finance costs was drawn prior to repayment in June 2001. At June 2002 £22.7 million of a £407.0 million commitment allocated to the construction of 1 Churchill Place had been drawn down. On 30 May 2003, notice to reduce the facility by £250 million to £750 million became effective. At 30 June 2003 £76.8 million of the £407.0 million commitment had been drawn down leaving £343 million of the facility available to fund construction of other buildings. Drawings under the facility are secured by first-ranking fixed and floating charges over the properties which are subject to the financing and by the guarantee of the parent company. Drawings bear interest at a margin of 1% over LIBOR and are repayable on the date falling three months after the scheduled completion date for the property being financed, subject to the Canary Wharf Group's ability to extend on certain conditions.

(8) In October 2001 the Canary Wharf Group entered into a further £125 million construction loan facility, of which a total of £82.3 million was drawn down in connection with construction of the property at 20 Canada Square. Interest was incurred at a margin of 1% over LIBOR. In March 2003, the loan was repaid in full following completion of the building.

(9) Upon repayment of the construction facility secured on 20 Canada Square, a Canary Wharf Group company entered into an investment loan in a principal amount of £225 million. The proceeds of this loan were used in part to repay the balance on the £125.0 million construction loan (Note 16 (8) with the balance for general corporate purposes. Interest is charged at LIBOR plus 1.125%. The loan has been fully hedged at 6.056% and is repayable by instalments from April 2008 with a final maturity in 2025. The loan is secured by first ranking fixed and floating charges over 20 Canada Square. In addition a Canary Wharf Group company has entered into a

rental guarantee of a minimum of £2.8 million and a maximum of £3.4 million per quarter. The rental guarantee will be reduced in the event of further lettings in the building.

(10) In January 2003 a Canary Wharf Group company drew down £85.0 million on a bank facility to fund the redemption of the D notes ('BBB' rated) of the December 1997 securitisation (Note 16(1)). The term of the facility is eighteen months to July 2004. The loan carries interest of LIBOR plus 2.1% subject to an interest rate collar arrangement which serves to cap the portion linked to LIBOR to 5.5%. The loan is secured by way of a second charge over the property interests included in the CWF securitisation and by an interest guarantee from Canary Wharf Limited.

(11) In December 2002, the Canary Wharf Group entered into a facility to borrow up to £605 million secured against 1 Churchill Place, a property that is currently under construction. The facility may be drawn down when the property has reached practical completion, which is expected in July 2004, and the related construction facility has been repaid. The amount which may be drawn is dependent on the amortisation period chosen. A minimum of £529 million may be drawn on the basis of paying interest only for the first ten years of the facility whereas drawings can be increased to £605 million on a fully amortising basis. The loan is currently hedged to reflect the £529 million minimum drawing resulting in a hedged interest rate of 5.82% and a final maturity in July 2034. If a shorter amortisation period is chosen, the increased borrowings will require additional hedging.

(12) On 1 October 2001 the Canary Wharf Group concluded the acquisition from HSBC of Indural Holdings Limited ('Indural') for a consideration of £3.1 million. In December 1997 Indural entered into agreements for lease in respect of two properties owned by the then Canary Wharf Group which were subsequently leased back to the Canary Wharf Group from the date of acquisition on finance lease terms. As a result of the acquisition cash deposits totalling £111.9 million held by Indural as security for the Canary Wharf Group's finance leases were released from charge. Indural has been consolidated in the accounts of the Canary Wharf Group from the date of acquisition, the effect of which has been that finance lease receivables and payables totalling £102.1 million have been offset. The consideration payable on acquisition, together with an adjustment to the carrying value of the finance lease obligation, have been treated as a charge required to restructure the finance leases and shown as a component within interest payable (finance lease charges) for the year ended 30 June 2002, totalling £4.1 million.

(13) The Canary Wharf Group's obligations under certain finance leases are secured by first-ranking fixed and floating charges over the property which is the subject of those finance leases and over certain cash deposits (Note 25). The weighted average rate of interest implicit in the Canary Wharf Group's finance leases is 6.5% (30 June 2002 – 6.5%, 30 June 2001 – 6.9%).

(14) Loans and finance lease obligations (excluding accrued interest payable):

	Loans 2003 £m	Finance leases 2003 £m	Loans 2002 £m	Finance leases 2002 £m	Loans 2001 £m	Finance leases 2001 £m
In less than one year or on demand	36.6	–	33.8	–	–	–
In more than one year but less than two years	141.4	–	57.9	–	–	–
In more than two years but not more than five years	283.7	–	162.4	–	140.4	–
In more than five years	3,616.0	583.0	3,073.2	577.0	1,803.2	676.8
	4,077.7	583.0	3,327.3	577.0	1,943.6	676.8

(15) After taking into account interest rate hedging entered into by the Canary Wharf Group, the interest rate profile of the Canary Wharf Group's financial liabilities at 30 June 2003 (including accrued interest payable) was:

	At 30 June 2001		
	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Total £m
Securitised debt	84.7	1,888.6	1,973.3
Finance leases	446.7	230.1	676.8
	531.4	2,118.7	2,650.1
Less: Cash collateral for borrowings (Note 14)	(426.8)	(280.4)	(707.2)
	104.6	1,838.3	1,942.9

	At 30 June 2002		
	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Total £m
Securitised debt	84.5	3,233.4	3,317.9
Secured loans	–	–	–
Construction loans	55.1	–	55.1
Finance leases	343.6	233.4	577.0
	483.2	3,466.8	3,950.0
Less: Cash collateral for borrowings (Note 14)	(316.3)	(583.5)	(899.8)
	166.9	2,883.3	3,050.2

	At 30 June 2003		
	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Total £m
Securitised debt	–	3,741.4	3,741.4
Secured loans	–	309.8	309.8
Construction loans	75.8	–	75.8
Finance leases	346.1	236.9	583.0
	421.9	4,288.1	4,710.0
Less: Cash collateral for borrowings (Note 14)	(316.3)	(434.8)	(751.1)
	105.6	3,853.3	3,958.9

The Canary Wharf Group's floating rate liabilities comprise sterling denominated bank borrowings, and finance leases which bear interest at rates linked to LIBOR.

In respect of the Canary Wharf Group's fixed rate financial liabilities:

	At June 2003		At June 2002		At June 2001	
	Weighted average interest rate %	Weighted average period fixed Years	Weighted average interest rate %	Weighted average period fixed Years	Weighted average interest rate %	Weighted average period fixed Years
Securitised debt	5.9	17.5	6.3	18.6	6.6	18.0
Finance leases	10.0	13.1	10.0	13.9	10.0	14.7

(16) In accordance with FRS 13 (Derivatives and other Financial Instruments: Disclosures) the Canary Wharf Group is required to disclose the fair values of its financial assets and liabilities (excluding debtors and creditors falling due within one year) and at 30 June 2003 these were as follows:

	At 30 June 2001	
	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Canary Wharf Group's operations:		
Cash on deposit earning		
– floating rates of interest	1,411.5	1,411.5
– fixed rates of interest	46.9	55.8
Short term financial liabilities and current portion of long term borrowings	(29.7)	(29.7)
Long term borrowings	(1,943.6)	(2,023.4)
Finance leases	(676.8)	(711.2)
Derivative financial instruments held to manage interest rate and exchange rate profile:		
– interest rate swaps	–	6.7
– interest rate caps/collars	2.4	(0.1)
– currency swaps	–	(1.0)

	At 30 June 2002	
	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Canary Wharf Group's operations:		
Cash on deposit earning		
– floating rates of interest	1,325.3	1,325.3
– fixed rates of interest	1.9	4.1
Short term financial liabilities and current portion of long term borrowings	(79.5)	(79.5)
Long term borrowings	(3,293.5)	(3,445.4)
Finance leases	(577.0)	(603.8)
Derivative financial instruments held to manage interest rate and exchange rate profile:		
– interest rate swaps	–	(3.9)
– interest rate caps/collars	2.3	(2.4)
– currency swaps	–	(43.1)

	At 30 June 2003	
	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Canary Wharf Group's operations:		
Cash on deposit earning		
– floating rates of interest	1,026.2	1,026.2
– fixed rates of interest	2.9	5.1
Short term financial liabilities and current portion of long term borrowings	(85.9)	(85.9)
Long term borrowings	(4,041.1)	(4,266.7)
Finance leases	(583.0)	(639.4)
Derivative financial instruments held to manage interest rate and exchange rate profile:		
– interest rate swaps	–	(106.9)
– interest rate caps/collars	(1.0)	(11.4)
– currency swaps	–	(98.1)

The fair value of the interest rate swaps and sterling denominated fixed rate debt and deposits have been determined by reference to prices available on the markets on which they are traded. All other fair values shown have been calculated by discounting cash flows at the relevant zero coupon LIBOR interest rates prevailing at the balance sheet date.

During the year to June 2001 £2.5 million was realised on certain interest rate hedges. These hedges were entered into in anticipation of the tap issue completed in June 2001 and the gains were therefore deferred and will be recognised over the term of the debt. In addition, security over certain cash deposits was released and at the same time interest rate swaps relating to these deposits were unwound resulting in a net gain to the group of £4.5 million which was included in interest receivable (see Note 4).

In anticipation of the tap issue in February 2002, the Canary Wharf Group entered into certain interest hedges, which were subsequently closed out realising a net loss of £0.6 million, these losses have been deferred and will be recognised over the debt. In addition the Canary Wharf Group has realised a £0.1 million gain on closing out certain interest rate hedges related to its construction facility. This amount has been netted against the financing cost attributable to the relevant building.

In January 2003, upon redemption of the D notes issued by CWF (Note 16 (1)), the associated interest cap was closed out realising a gain of £785,000. This was offset against the write-off of unamortised fees allocated to the D notes of £2.3 million giving rise to a net write-off associated with the redemption of the D notes of £1.5 million.

Other than the above no gains or losses on derivative financial instruments have been recognised in any year.

Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2001		
	Gains £m	**(Losses) £m**	**Total net gains/(losses) £m**
Unrecognised gains and losses on hedges at 1 July	2.7	(1.2)	1.5
Gains and losses arising in previous years that were recognised in the year	–	–	–
Gains and losses arising before 1 July that were not recognised in the year	2.7	(1.2)	1.5
Gains and losses arising in the year that were not recognised in the year	4.0	(2.3)	1.7
Unrecognised gains and losses on hedges at 30 June	6.7	(3.5)	3.2
Of which:			
Gains and losses expected to be recognised in the following year	–	–	–
Gains and losses expected to be recognised after the following year	6.7	(3.5)	3.2

	2002		
	Gains £m	**(Losses) £m**	**Total net gains/(losses) £m**
Unrecognised gains and losses on hedges at 1 July	6.7	(3.5)	3.2
Gains and losses arising in previous years that were recognised in the year	–	–	–
Gains and losses arising before 1 July that were not recognised in the year	6.7	(3.5)	3.2
Gains and losses arising in the year that were not recognised in the year	–	(54.9)	(54.9)
Unrecognised gains and losses on hedges at 30 June	6.7	(58.4)	(51.7)
Of which:			
Gains and losses expected to be recognised in the following year	–	–	–
Gains and losses expected to be recognised after the following year	6.7	(58.4)	(51.7)

	2003		
	Gains £m	(Losses) £m	Total net gains/ (losses) £m
Unrecognised gains and losses on hedges at 1 July	6.7	(58.4)	(51.7)
Gains and losses arising in previous years that were recognised in the year	(0.8)	–	(0.8)
Gains and losses arising before 1 July that were not recognised in the year	5.9	(58.4)	(52.5)
Gains and losses arising in the year that were not recognised in the year	6.4	(169.3)	(162.9)
Unrecognised gains and losses on hedges at 30 June	12.3	(227.7)	(215.4)
Of which:			
Gains and losses expected to be recognised in the following year	–	–	–
Gains and losses expected to be recognised after the following year	12.3	(227.7)	(215.4)

Other than certain tranches of notes which have been swapped into sterling, the Canary Wharf Group has no material monetary assets or liabilities in currencies other than pounds sterling.

17. Provisions for liabilities and charges

	30 June 2003 £m	30 June 2002 £m	30 June 2001 £m
Vacant leasehold properties	123.5	–	0.3
Other lease commitments	27.3	–	–
Deferred taxation	47.9	51.6	41.5
	198.7	51.6	41.8

Vacant leasehold property:

During the year to 30 June 2001, a vacant leasehold property was assigned to a third party. The surplus arising as a result of this assignment was therefore released to the profit and loss account.

On 6 November 2000, the Canary Wharf Group entered into an Agreement for Lease with Clifford Chance for the lease of 10 Upper Bank Street, which reached practical completion on 31 July 2003. The Canary Wharf Group also acquired the sub-leasehold interest (with approximately 14 years now unexpired) in 200/202 Aldersgate Street, a 440,000 sq ft office building in the City of London, and let the premises to Clifford Chance for a term of approximately 5 years at the same rent as that under the sub-lease. Clifford Chance gave notice to terminate the lease on 29 September 2003. The Canary Wharf Group is seeking to sublet the premises or dispose of its interest on the open market.

In accordance with UK GAAP the Canary Wharf Group has recognised a provision for the estimated net liability under the lease of 200/202 Aldersgate Street. In arriving at the quantum of the provision the Canary Wharf Directors have consulted with FPDSavills Commercial Limited, to determine the assumptions on which the provision should be computed, including such matters as the void period, the rent achievable on re-letting and the incentive package payable. Based on the Valuers' assessment of the market at 30 June 2003 a provision of £123.5 million has been recognised which includes an allowance for refurbishment of the building prior to re-letting. This provision is based on the following key assumptions which will be reviewed at each subsequent balance sheet date:

Annual passing rent	–	£16.7 million (£38 per sq ft)
Average void period	–	2 years
Rent free period on reletting	–	2 years
Headline rent on reletting	–	£35 per sq ft
Refurbishment cost	–	£55 per sq ft

This provision is stated at present value calculated on the basis of a discount rate of 6.0%, being the Canary Wharf Group's weighted average cost of debt, and will be amortised to the profit and loss account, after allowing for the unwind of the discount, on a straight line basis over the period to the first open market rent review on 10 Upper Bank Street in 2013.

Other lease commitments:

In March 2001 Lehman Brothers signed an agreement for lease in respect of 25-30 Bank Street (HQ2), comprising 1,023,300 sq ft. The agreement for lease requires that HQ2 be delivered in a fitted out condition and provides for payment of a fit-out contribution which covers, inter alia, the cost of fitting out the space to Category A (Minimum Standard Developer's Finish budgeted at a cost of £35 per sq ft) which for accounting purposes is treated as part of the cost of the building. The incentive package agreed with Lehman Brothers also includes the following additional elements:

(1) a contribution to the tenant's final fitting-out costs, equivalent to £30 per sq ft. Any fitting-out expenditure in excess of this amount is at Lehman Brothers' cost;

(2) payments to Lehman Brothers of approximately £16 million on drawdown of the HQ2 lease, equivalent to £16 per sq ft; and

(3) a contribution of £30 per sq ft towards the cost of refitting the 408,728 sq ft occupied by Lehman Brothers at Broadgate, capped at £12 million, equivalent to £12 per sq ft of space in HQ2.

In total, these committed payments to Lehman Brothers, excluding the Category A element of the fit-out which is part of the cost of the building, amount to approximately £58 million, or £58 per sq ft. Component (1) of the incentive package is taken into account in determining the market value of the building at 30 June 2003. Components (2) and (3), totalling approximately £28 million, have been accrued for at 30 June 2003 reflecting the fact that HQ2 reached base building practical completion subsequent to the year end, and therefore removing any conditionality to these payments.

Lehman Brothers has been granted options to sub-let back to the Canary Wharf Group up to 202,800 sq ft and in the event such options are exercised incentives totalling £65 per sq ft will be repaid to the Canary Wharf Group in respect of the space sub-let (Note 25).

The Canary Wharf Group has also entered into a rent support commitment with Lehman Brothers under which the Canary Wharf Group may contribute a maximum of £10 per sq ft per annum towards the difference between the passing rent payable by Lehman Brothers on its leases at Broadgate and the rent achievable on any sub-lease. For 1 and 2 Broadgate, comprising 311,077 sq ft, where the leases expire in January 2017 and the passing rent is £46.86 per sq ft, rent support is only payable for the life of the first sub-lease; for the remaining space in 6 Broadgate, comprising 97,651 sq ft where the leases expire in September 2013, rent support of up to £5 per sq ft is payable by the Canary Wharf Group on any second sub-letting, but no further amount is payable thereafter. The passing rent on the space in 6 Broadgate, varies between £44 per sq ft and £52 per sq ft but on the majority of space it is in the range of £44 - £45 per sq ft. The terms of the Lehman Brothers leases prevent it from sub-letting space below market levels and no amount is payable by the Canary Wharf Group on space which Lehman Brothers does not sub-let. Absent any sub-lettings, the maximum potential liability would have been £51 million (nominal) with a present value of £37 million discounting at 6%, being the Canary Wharf Group's weighted average cost of debt. To date Lehman Brothers has sub-let approximately 100,303 sq ft in 1 and 2 Broadgate at a rent higher than the passing rent and therefore it will not be necessary to make any rent support contribution as a result of this sub-lease. Accordingly, the maximum amount payable in respect of the remaining space leased by Lehman Brothers at Broadgate has reduced to £38 million (nominal) with a present value of £27.3 million. This amount has been provided in full at 30 June 2003 and, subject to review at each subsequent balance sheet date will be amortised to the profit and loss account on a straight line basis over the period to the first open market rent review on 25-30 Bank Street in 2013.

Deferred taxation:

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Accelerated capital allowances claimed	(85.4)	(89.4)	(89.4)
Other timing differences	0.5	(35.4)	1.7
Undiscounted deferred tax liability	(84.9)	(124.8)	(87.7)
Discount	37.0	73.2	46.2
Discounted deferred tax liability	(47.9)	(51.6)	(41.5)
At 1 July	(51.6)	(41.5)	(42.6)
Deferred tax credit/(charge) in profit and loss account for the period	3.7	(10.1)	1.1
At 30 June	(47.9)	(51.6)	(41.5)

In accordance with FRS 19, no provision has been made for deferred tax on gains relating to properties which are revalued in the balance sheet to their market value. If the Canary Wharf Group's investment properties had been sold at the balance sheet date at the amounts stated in Note 10, the amount of tax payable by the Canary Wharf Group would have been in the region of £125.8 million after taking into account available tax losses and provisions. This amount comprises corporation tax on chargeable gains in relation to the sale of completed properties held by Canary Wharf Group investment companies of £45.5 million and corporation tax on development surpluses in relation to the completed properties that are held by Canary Wharf Group property development companies of £80.3 million. Capital losses have reduced tax on chargeable gains by £128.0 million (30 June 2002 – £Nil, 30 June 2001 – £Nil) and revenue losses have reduced tax on development surpluses by £200.0 million (30 June 2002 – £130.5 million, 30 June 2001 – £161.4 million). In line with FRS 19, the benefit of these losses has not been recognised as deferred tax provided in the balance sheet.

The Canary Wharf Group has now received legal advice and is of the opinion that the capital losses brought forward are available to set off against capital gains arising on a larger proportion of property than previously anticipated. The benefit of the capital losses has been recognised by reducing the contingent capital gains tax liability as disclosed above.

18. Share Capital

	Authorised			Issued, allotted and fully paid		
	30 June 2003 £m	30 June 2002 £m	On incorporation £m	30 June 2003 £m	30 June 2002 £m	On incorporation £m
Ordinary shares of 1p each	10.0	10.0	0.1	5.9	6.1	–

Movements in issued share capital:

	Number
On incorporation	200
Issued in connection with scheme of arrangement (Note 1)	651,778,064
Issued on exercise of option (see footnote (2))	1,422,960
Issued to Employee Share Ownership Trust (see footnote (3))	420,000
Cancelled under share buy-back scheme (see footnote (4))	(45,271,548)
Ordinary shares in issue at 30 June 2002	608,349,676
Issue on exercise of options (see footnote (2))	1,870,549
Cancelled under share buy-back scheme (see footnote (4))	(25,212,000)
Number of ordinary shares in issue at 30 June 2003	585,008,225

(1) Warrants:

Warrants over 32,240,000 and 10,710,279 ordinary shares as adjusted (see below) are held by IPC Advisors Limited, a company owned by a trust for the benefit of (amongst others) the Paul Reichmann family. These warrants are exercisable until 31 December 2005 at a price of 375 pence per share and 1 April 2006 at a price of 275 pence per share respectively as adjusted (see below).

The subscription price for, and the number of shares of both issues of warrants are subject to adjustment in certain circumstances, such as capitalisation, rights issues or takeover.

Adjustment to Warrants

The warrant instrument relating to the 1997 Warrants and the warrant instrument relating to the 1999 Warrants both require adjustment to be made in the event of a capital distribution being made by the Company. Payment of the special dividend in November 2002 was part of the Company's return of capital programme and in accordance with the terms of the warrant instruments, as approved by the Company's advisers, accordingly triggered adjustments to the Warrants. Details of these adjustments are set out below:

1997 Warrants	
Initial subscription price	330p
Initial number	8,925,233
Current adjusted subscription price	275p
Current number of warrants	10,710,279

1999 Warrants	
Initial subscription price	450p
Initial number	26,867,000
Current adjusted subscription price	375p
Current number of warrants	32,240,400

In the event of a capital distribution the subscription price for both sets of Warrants is adjusted by multiplying the subscription price immediately prior to the capital distribution by a warrant price adjustment ratio which is calculated by using the formula set out below.

$$\text{Warrant Price Adjustment Ratio} = \frac{A - B}{A}$$

Where: **A** is the current market price of one Canary Wharf Share (defined as the average closing price of the five dealing days immediately preceding the date on which the capital distribution is publicly announced as calculated from the Daily Official List).

B is the value of the capital distribution attributable to one Canary Wharf Share.

Consequently, in this formula A = 388.10p (the average of the Canary Wharf Group plc closing price of the five dealing days immediately prior to 12 September 2002); and B = 64.27p (being the

value of the capital distribution attributable to one Canary Wharf Share). The current subscription prices referred to above were obtained by applying these figures.

Both warrant instruments also contain provisions which provide for an increase to the number of Canary Wharf Shares for which a warrant holder is entitled to subscribe following an adjustment to the subscription price. This increase is calculated by multiplying the number of Warrants currently held by the ratio derived from the following fraction.

$$\text{Share Number Adjustment Ratio} = \frac{X - Y}{Y}$$

Where **X** is the subscription price immediately before the adjustment; and

Y is the subscription price immediately after the adjustment.

Applying this formula the adjustment ratio for both sets of Warrants was 0.2 which led to the current number of Warrants as outlined above.

(2) Share Options:

At 30 June 2003 options had been granted and remained outstanding over 14,243,708 Canary Wharf Shares (adjusted to reflect the special dividend paid in November 2002, see below for details) under the Company's share incentive plans.

The normal exercise period for options granted under the Canary Wharf Group plc 1997 Executive Share Option Plan, the Canary Wharf Company Share Option Plan and the Canary Wharf Group plc Long Term Incentive Plan is between 3 and 10 years. The awards of options granted on or after 31 March 1999 are subject to performance criteria.

1997 Canary Wharf Group plc Executive Share Option Plan and Canary Wharf Company Share Option Plan

As at 30 June 2003 there were options outstanding under the unapproved Canary Wharf Group plc 1997 Executive Share Option Scheme over 12,434,179 Canary Wharf Shares (adjusted to reflect the special dividend paid in November 2002) and under the approved Canary Wharf Group plc Company Share Option Scheme over 115,626 Canary Wharf Shares (adjusted to reflect the special dividend paid in November 2002).

Adjustment to Options

Following payment of the special dividend in November 2002 an adjustment was made to options outstanding under the Canary Wharf Group plc 1997 Executive Share Option Plan. This method of adjustment had the effect of reducing the option price and increasing the number of Canary Wharf Shares under option to provide an equivalent value to option holders. The impact of this adjustment is reflected in the table below.

Number of Canary Wharf Shares on which options outstanding as at November 2002	Adjustment to reflect November 2002 special dividend	Original exercise price per Canary Wharf Share (pence)	Adjusted exercise price per Canary Wharf Share (pence)	Exercise period
1,312,000	272,685	79.5	65.82	03.03.98 to 02.03.08
20,417	4,243	330.0	273.21	01.04.99 to 31.03.04
115,626	–	400.0	–	01.04.02 to 31.03.09
5,062,151	1,052,112	400.0	331.17	01.04.02 to 31.03.09
3,900,000	810,571	400.0	331.17	01.01.06 to 31.03.09

Canary Wharf Group plc Long Term Incentive Plan

The same adjustment was made to options outstanding under the Canary Wharf Group plc 1997 Executive Share Option Plan and the Long Term Incentive Plan.

As at 30 June 2003 there were options outstanding over 1,693,903 Canary Wharf Shares under the Long Term Incentive Plan the detail of which, together with the impact of the adjustment, is reflected in the table below:

Number of Canary Wharf Shares outstanding as at November 2002	Increase to reflect November 2002 special dividend	Exercise period
138,756	26,958	01.04.02 to 31.03.09
14,285	2,969	25.10.02 to 24.10.09
1,250,940	259,995	31.10.03 to 30.10.10

(3) Canary Wharf Employee Share Ownership Plan Trust:

In December 2000 a loan facility agreement was executed between the Company and the Trustees of the Canary Wharf Employee Share Ownership Plan Trust ("the Trust") whereby Canary Wharf Shares were purchased by the Trustees to cover the prospective exercise of options by employees. Since December 2000 5,173,505 Canary Wharf Shares have been acquired by the Trustees and 197,520 Canary Wharf Shares transferred to satisfy the exercise of options.

(4) Share Buy-backs and Share Cancellations:

Ordinary shares

During the year 25,212,000 Canary Wharf Shares were bought back at a cost of £108.1 million inclusive of expenses and stamp duty, bringing the total number of Canary Wharf Shares cancelled under the Company's share buy-back programme since June 2001 to 107,951,413 shares at a cost of £514.2 million inclusive of expenses and stamp duty.

Deferred Shares

In connection with the scheme of arrangement on 4 December 2001, detailed in Note 1(2), 297,862,666,648 deferred shares of 1p each were issued and on 5 December 2001 bought back and cancelled. On 5 December 2001 the total authorised deferred share capital of 400,000,000,000 shares of 1p was cancelled.

19. Reserves

Group: Equity reserves:	Share Premium Account £m	Revaluation Reserve £m	Capital Reserve £m	Capital Redemption Reserve £m	Special Reserve £m	Profit & Loss Account £m	Total £m
Restated at 30 June 2001	–	1,055.5	–	0.1	636.8	(102.9)	1,589.5
Issues of Canary Wharf Shares under share option scheme	2.6	–	–	–	–	–	2.6
Reserve movements in respect of share option scheme	–	–	–	–	–	2.0	2.0
Acquisition and cancellation of own shares	–	–	–	0.3	0.5	(392.4)	(391.6)
Reduction of investment properties	–	458.4	–	–	–	–	458.4
Reserve movement relating to scheme of arrangement	–	–	–	–	0.3	–	0.3
Profit for the financial year	–	–	–	–	–	193.0	193.0
At 30 June 2002	2.6	1,513.9		0.4	637.6	(300.3)	1,854.2
Issue of shares under share option schemes	1.5	–		–	–	–	1.5
Reserve movements in respect of share option schemes	–	–		–	–	(3.9)	(3.9)
Acquisition and cancellation of own shares	–	–		0.3	–	(108.1)	(107.8)
Revaluation of investment properties	–	151.8		–	–	–	151.8
Transfer to profit & loss account	–	–		–	(372.8)	372.8	–
Loss for the financial year	–	–		–	–	(9.5)	(9.5)
Dividend	–	–		–	–	(372.8)	(372.8)
At 30 June 2003	4.1	1,665.7		0.7	264.8	(421.8)	1,513.5

The special reserve arose from a restructuring of the Canary Wharf Group which was completed on 4 December 2001 involving the introduction of a new holding company for the Canary Wharf Group by way of a scheme of arrangement in accordance with Section 425 of the Companies Act 1985.

The capital reserve arose on the acquisition of the CWHL Group on 27 December 1995 by the then Canary Wharf Group plc which was renamed Canary Wharf Estate Limited following the Canary Wharf Group reconstruction.

The capital redemption reserve arises from the cancellation of own shares acquired in connection with the Canary Wharf Group's share buy-back programme.

The transfer to the profit and loss account is equivalent to the dividend paid in the year.

20. Reconciliation of movements in Shareholders' Funds

	Group £m
Canary Wharf Shareholders' funds at 1 July 2000	1,520.1
Issue of share capital	2.9
Credit in respect of share option schemes	1.6
Cancellation of shares	(13.6)
Profit for the financial year	42.5
Revaluation surplus	84.4
Canary Wharf Shareholders' funds at 30 June 2001	1,637.9
Prior year adjustment	(41.5)
Restated Canary Wharf Shareholders' funds at 30 June 2001	1,596.4
Reserve movements relating to scheme of arrangement	0.3
Profit for the financial year	193.0
Revaluation surplus	458.4
New shares issued under the Canary Wharf Group's share option schemes	2.6
Credit in respect of share option schemes	2.0
Cancellation of shares	(392.4)
Canary Wharf Shareholders' funds at 30 June 2002	1,860.3
Loss for the financial year	(9.5)
Dividend	(372.8)
Revaluation surplus	151.8
New shares issued under the Canary Wharf Group's share option schemes	1.6
Movement in respect of share option schemes	(3.9)
Cancellation of shares	(108.1)
Canary Wharf Shareholders' funds at 30 June 2003	1,519.4

21. Pension schemes

The Canary Wharf Group operates two defined contribution pension schemes. The assets of these schemes are held in independently administered funds. The pension cost charge, which amounted to £3,060,679 (year ended 30 June 2002 – £2,824,281, 30 June 2001 – £2,054,165) represents contributions payable by the group to the schemes.

22. Reconciliation of operating profit to operating cash flows

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Operating profit	162.4	299.7	91.7
Net profit on disposal of properties	–	(169.5)	–
Depreciation charges	0.9	1.0	0.3
Provision against investment	0.5	0.5	–
Amortisation of share option costs	5.1	4.6	0.7
Increase in debtors	(18.3)	(13.6)	(53.4)
Increase/(decrease) in creditors	54.6	(23.3)	34.4
Cost of group restructuring	–	(2.4)	–
Decrease in provisions	–	(0.3)	(2.6)
Amortisation of lease incentives	(15.8)	(15.5)	–
Net cash inflow from operating activities	189.4	81.2	71.1

23. **Analysis of cash flows**

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Returns on investments and servicing of finance			
Interest received	43.6	49.2	53.4
Interest paid	(262.4)	(174.5)	(66.7)
Interest element of finance lease rentals	(31.6)	(33.7)	(44.2)
Financing expenses	(8.2)	(14.6)	(13.1)
Net cash outflow	(258.6)	(173.6)	(70.6)

Capital expenditure and financial investment

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Additions to properties	(454.1)	(957.2)	(511.1)
Purchase of tangible fixed assets	(0.3)	(2.0)	(8.3)
Acquisition of development properties	(49.3)	(28.0)	(92.1)
Acquisition of own shares to support share option schemes	–	(12.5)	(8.1)
Deferred consideration on disposal of subsidiary undertaking	2.9	13.4	–
Settlement of deferred acquisition costs (see note below)	–	–	(2.1)
Deferred income relating to agreements for sale of property	–	45.0	42.4
Net cash outflow	(500.8)	(941.3)	(579.3)

In accordance with the arrangements agreed for the acquisition of the CWHL group in December 1995, further deferred payments of £2.1 million were made during the year ended 30 June 2001 to the vendor (the selling back group) from funds set aside for this purpose at the time of acquisition

Acquisitions

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Acquisition of investment	–	–	(2.1)
Net cash outflow	–	–	(2.1)

Management of liquid resources

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Cash placed on deposit not available on demand	(41.2)	(395.0)	(224.3)
Cash withdrawn from deposit accounts	194.6	244.7	253.0
Net cash inflow/(outflow)	153.4	(150.3)	28.7

Financing

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
Issue of shares	1.5	1.6	2.9
Purchase of own shares for cancellation	(108.1)	(392.4)	(13.7)
Repayment of secured loans	(167.3)	(382.8)	(161.7)
Issue of securitised debt	510.0	1,340.1	1,029.5
Drawdown of secured loans	408.6	336.0	161.7
Net cash inflow	644.7	902.5	1,018.7

24. Analysis and Reconciliation of Net Debt

	1 July 2000 £m	Cash flow £m	Other non-cash changes £m	30 June 2001 £m
Cash at bank	1,020.6	437.8	–	1,458.4
Amounts on deposit not available on demand	(784.1)	28.7	–	(755.4)
	236.5	466.5	–	703.0
Debt due after 1 year	(923.9)	(1,019.9)	0.2	(1,943.6)
Debt due within 1 year	(17.9)	–	(11.8)	(29.7)
Finance leases	(675.1)	44.2	(45.9)	(676.8)
	(1,616.9)	(975.7)	(57.5)	(2,650.1)
Amounts on deposit not available on demand	784.1	(28.7)	–	755.4
Net debt	(596.3)	(537.9)	(57.5)	(1,191.7)

	1 July 2001 £m	Cash flow £m	Other non-cash changes £m	30 June 2002 £m
Cash at bank	1,458.4	(131.2)	–	1,327.2
Amounts on deposit not available on demand	(755.4)	(150.3)	–	(905.7)
	703.0	(281.5)	–	421.5
Debt due after 1 year	(1,943.6)	(1,361.5)	11.6	(3,293.5)
Debt due within 1 year	(29.7)	(33.8)	(16.0)	(79.5)
Finance leases	(676.8)	135.8	(36.0)	(577.0)
	(2,650.1)	(1,259.5)	(40.4)	(3,950.0)
Amounts on deposit not available on demand	755.4	150.3	–	905.7
Net debt	(1,191.7)	(1,390.7)	(40.4)	(2,622.8)

	1 July 2002 £m	Cash flow £m	Other non-cash changes £m	30 June 2003 £m
Cash at bank	1,327.2	(298.1)	–	1,029.1
Amounts on deposit not available on demand	(905.7)	153.4	–	(752.3)
	421.5	(144.7)	–	276.8
Debt due after 1 year	(3,293.5)	(785.5)	37.9	(4,041.1)
Debt due within 1 year	(79.5)	34.2	(40.6)	(85.9)
Finance leases	(577.0)	31.6	(37.6)	(583.0)
	(3,950.0)	(719.7)	(40.3)	(4,710.0)
Amounts on deposit not available on demand	905.7	(153.4)	–	752.3
Net debt	(2,622.8)	(1,017.8)	(40.3)	(3,680.9)

	Year ended 30 June 2003 £m	Year ended 30 June 2002 £m	Year ended 30 June 2001 £m
(Decrease)/increase in cash in the year	(298.1)	(131.2)	437.8
Increase in debt and lease financing	(719.7)	(1,259.5)	(975.7)
Change in net debt resulting from cash flows	(1,017.8)	(1,390.7)	(537.9)
Non-cash movement in net debt	(40.3)	(40.4)	(57.5)
Movement in net debt in year	(1,058.1)	(1,431.1)	(595.4)
Net debt at 1 July 2002	(2,622.8)	(1,191.7)	(596.3)
Net debt at 30 June 2003	(3,680.9)	(2,622.8)	(1,191.7)

25. Contingent Liabilities and Financial Commitments

As at 30 June 2003 certain members of the Canary Wharf Group had given fixed and floating charges over substantially all of their assets as security for certain of the Canary Wharf Group's borrowings and finance lease obligations as referred to in Note 16. In particular, various members of the Canary Wharf Group had, at 30 June 2003, given fixed first ranking charges over cash deposits totalling £751.1 million and may be called upon to make a further cash deposit of up to £16.5 million.

As security for the issue of £590 million of securitised debt (see Note 16) the Company has granted a first fixed charge over the shares of CWF and a first floating charge has been given over all of the assets of CWF. In addition, as security for an £85 million loan the Canary Wharf Group has granted a second ranking charge over the property interests included in the CWF securitisation and Canary Wharf Limited has provided an interest guarantee.

As security for the issue of up to £3,117 million of securitised debt (see Note 16) the Company's indirect subsidiary, Canary Wharf Finance Holdings Limited, has granted a first fixed charge over the shares of CWFII and a first floating charge has been given over all of the assets of CWFII.

As security for a £225 million loan, the Canary Wharf Group has granted first ranking fixed and floating charges over 20 Canada Square. In addition a Canary Wharf Group company has entered into a rental guarantee of a minimum of £2.8 million and a maximum of £3.4 million per quarter. The rental guarantee will be reduced in the event of further lettings in the building.

Commitments of the Canary Wharf Group for future expenditure:

	30 June 2003 £m	30 June 2002 £m	30 June 2001 £m
Under contract	380.0	726.1	1,165.8

The commitments for future expenditure relate to the completion of development properties where construction was committed at 30 June 2003. Any costs accrued or provided for in the balance sheet at 30 June 2003 have been excluded.

Commitments of the Canary Wharf Group for the next financial year in respect of other operating leases are analysed as follows:

	Land and buildings 30 June 2003 £m	Land and buildings 30 June 2002 £m	Land and buildings 30 June 2001 £m
Annual commitment for which the leases expire:			
Within one year	–	–	0.1
Between two and five years	–	–	–
After five years	16.7	16.7	16.7
	16.7	16.7	16.8

The Canary Wharf Group has, in the normal course of its business, granted limited warranties or indemnities to its tenants in respect of building defects (and defects on the estate or in the car parks) caused through breach of its obligations as developer contained in any pre-let or other agreement. Offsetting this potential liability the Canary Wharf Group has received the benefit of warranties from the trade contractors and suppliers who worked on such buildings.

Sub-let commitments:

Under the terms of certain agreements for lease the Canary Wharf Group has committed to take back certain space on the basis of short-term sub-leases at the end of which the space reverts to the relevant tenants. This space has been securitised but, insofar as the securitisations are concerned, the tenants are contracted to pay rent on the entire amount of space leased whilst taking the covenant of the Canary Wharf Group on the sub-let space. The table below summarises these sublets, including that from Lehman Brothers in 25-30 Bank Street, Skadden in 40 Bank Street, and Barclays in 1 Churchill Place where the relevant options to sublet have to be exercised by 30 September 2003, 28 November 2003 and 23 November 2003 respectively.

Property	Leaseholder	Sub-let sq ft	Passing rent £m	Rent review date	Rent review basis	Term commence-ment	Expiry or first break
Options exercised:							
1 Westferry Circus	CSFB	73,250	2.64	Mar 2005	OMR up only	Feb 2003	Feb 2015
7 Westferry Circus	CSFB	13,480	0.28	Jan 2003	OMR up only	Feb 2003	Dec 2007
1 Canada Square	Skadden	27,388	1.24	Jun 2003	OMR up only	Sep 2003	Dec 2005
50 Bank Street	Northern Trust	17,982	0.77	Apr 2007	OMR up only	Apr 2002	Oct 2006(6)
10 Upper Bank Street	Clifford Chance	52,700	2.42	Jul 2008	Fixed at £49/sf	Jul 2003	Jul 2008
10 Upper Bank Street	Clifford Chance	52,200	2.40	Jul 2008	Fixed at £49/sf	Jul 2003	Jul 2013
Options remaining to be exercised:							
25-30 Bank Street	Lehman Brothers	100,800(1)	4.11	Jul 2008	Fixed at £53/sf	Jul 2003	Jul 2008(2)
25-30 Bank Street	Lehman Brothers	102,000(1)	4.18	Jul 2008	Fixed at £53/sf in 2002(3)	Jul 2003	Jul 2013(2)
40 Bank Street	Skadden	19,500(1)	0.83	Mar 2008	OMR up only	Mar2003	Mar 2008(5)
40 Bank Street	Skadden	39,000(1)	1.71	Mar 2008	OMR up only	Mar 2003	Mar 2023(5)
1 Churchill Place	Barclays	360,000(1)	14.76	Jul 2009	OMR up only	Jul 2004	Jul 2034(4)
Total		858,300	35.34				

(1) Latest estimated square footage of floors subject to final measurement.

(2) Options have been granted to Lehman Brothers to sub-let part of HQ2 back to the Canary Wharf Group: 4 floors (102,000 sq ft) for 10 years (Lehman Brothers being able to nominate 2 floors for 5 years) and an additional 4 floors (100,800 sq ft) for 5 to 15 years at the Canary Wharf Group's option. In the event that Lehman Brothers exercises these options a fit-out contribution of £65 per sq ft will be paid back to the Canary Wharf Group in respect of all space sub-let to the Canary Wharf Group. This space, which is currently built to shell and core, has to be handed back to Lehman Brothers at the end of the sub-let term fitted out to Category A standard. The existence of the above sub-let options has been taken into account in the market valuation of 25-30 Bank Street at 30 June 2003.

(3) Followed by annual increases to £59.65 per sq ft in 2012.

(4) Barclays can lease back the square footage in 1 Churchill Place in excess of 650,000 sq ft, which is equivalent to 11 floors subject to being able to sub lease floors 22, 23 & 24 for only 5 years ('short-term space'). Barclays is entitled to lease back all such space for a term of 15 years or more (in multiples of 5 years) but it may at its option lease back up to 4 floors for a term of 10 years ('medium term space'). If Barclays exercises its options a fit-out contribution of £70 per sq ft will be reduced to £35 per sq ft on short term space and to £40 per sq ft on medium term space. No contribution is payable on long term space. The existence of these sub-let options has been taken into account in the market valuation of 1 Churchill Place at 30 June 2003.

(5) Subject to satisfaction of certain conditions Skadden may wish to lease back floors 25 and 26 long term (39,000 sq ft) and floor 24 short term (19,500 sq ft). Long term sub-leases are to be for 7½ or 10 or 20 years at Skadden's option but only one floor can be sub-leased for 7½ years. For short term sub-leases the term is to be 5 or 5½ years at the option of the Canary Wharf Group. The existence of the above sub-let options has been taken into account in the market valuation of 40 Bank Street at 30 June 2003.

(6) Assumes break exercised.

26. Related party transactions

Robert Speirs is a director of Speirs Associates Limited which has entered into an agreement with the Company by which Speirs Associates Limited provides the services of Robert Speirs as a non-executive director of the Company. During the year ended 30 June 2003, Speirs Associates Limited were paid £30,000 under the agreement.

During the year ended 30 June 2003 the group purchased IT and telecommunications services totalling £334,000 from HighSpeed Office Limited, a company in which it holds an equity investment equivalent to approximately 13% of the issued share capital. There were no outstanding amounts owed to HighSpeed Office Limited at 30 June 2003.

During the year ended 30 June 2002, until its acquisition by a member of the Canary Wharf Group, certain other Canary Wharf Group companies paid finance and ground rents to Indural Holdings Limited totalling £1,588,000 (Note 16).

27. Post Balance Sheet Events

On 31 July 2003, practical completion was achieved on 10 Upper Bank Street (HQ5), a 1,002,000 sq ft building leased to Clifford Chance subject to leaseback of 52,700 sq ft for 5 years and 52,200 sq ft for 10 years.

Also in July 2003, base building works practical completion was achieved on 25-30 Bank Street (HQ2), a 1,023,300 sq ft building leased to Lehman Brothers subject to the option to sub-let back to the Canary Wharf Group up to 100,800 sq ft for 5 years and 102,000 sq ft for 10 years.

On 11 September 2003 the Canary Wharf Group announced that, subject to formal contract, terms have been agreed with BP's Integrated Supply and Trading Division for the lease of 128,000 sq ft. The lease agreement is for 101,000 sq ft on a 20 year term with the first break at year 10, and a further 27,000 sq ft on a 5 year lease with rights to extend to run concurrent with the 101,000 sq ft lease.

On 18 September 2003, the 89,900 sq ft Jubilee Place shopping mall opened to the public with all units pre-leased or in solicitors' hands.

On 23 September 2003 the Canary Wharf Group announced that, subject to formal contract, terms had been agreed with Reuters for the lease of approximately 281,000 sq ft of space in 30 The South Colonnade from Spring 2005. Reuters will lease 237,000 sq ft on a 15 year lease and an additional 44,000 sq ft will be leased on a separate lease with a 5th year break exercisable upon payment of a substantial rental penalty as well as a further break at the 10th year. In lieu of granting a rent free period the Canary Wharf Group will take over three of Reuters' leasehold properties with a total exposure equivalent to 2.5 years rent free at 30 The South Colonnade and acquire the freeholds of Reuters' current headquarters at 85 Fleet Street and the adjoining building at a price of £32.3 million with a short leaseback until moving to Canary Wharf in May 2005.

On 24 September 2003 the Canary Wharf Group announced that, subject to formal contract, terms had been agreed with Goldenberg, Hehmeyer & Co for the leasing of 18,000 sq ft on a single floor in 50 Bank Street. The lease is for a 15 year term with a break at year 10.

Also on 24 September 2003, the Canary Wharf Group announced that it had agreed with the European Medicines Evaluation Agency ('EMEA') the leasing of 13,500 sq ft on a single floor at 7 Westferry Circus, taking EMEA's occupancy to 116,268 sq ft. The lease will run for 11 years and will run concurrently with EMEA's existing leases, due to expire in December 2014.

B: Financial information in relation to events occurring after approval of 30 June 2003 audited consolidated financial statements

The financial information in this Part 5B relates to events which occurred after the approval of the audited consolidated financial statements for the year ended 30 June 2003 on 24 September 2003.

On 29 September 2003 Lehman Brothers opted to sub-let 202,900 sq ft of space in 25-30 Bank Street back to the Canary Wharf Group, of which 100,800 sq ft is for 5 years and 102,100 sq ft is for 10 years.

On 30 September 2003 the Canary Wharf Group announced that it had entered into a finance lease transaction in relation to 1 Churchill Place (BP1), in order to accelerate the refinancing of the building. Under the terms of the transaction, when BP1 reaches practical completion, the Canary Wharf Group will complete the sale of a leasehold interest (with a term of 999 years less 10 days) in BP1 to a wholly owned subsidiary of Barclays Bank PLC. The Canary Wharf Group will then immediately accept a 999 year (less 15 days) lease of BP1 with finance lease rents payable over a 35 year period. The gross amount of such financing is £753.5 million in cash, of which £743.5 million was received on 30 September 2003 and £10 million is payable upon practical completion. A long term finance lease creditor has been recorded. Following completion and the expiry of the 5 month rent free period, an occupation lease rent of £41 per sq ft will be payable by Barclays Bank PLC in respect of the property which will secure the finance lease rents. The finance lease rents will be calculated by reference to a notional interest rate of LIBOR plus 90 bps on the notional amount of principal outstanding under the finance lease from time to time.

The board of the Company announced on 5 December 2003 that it had agreed the terms of the sale of two leasehold properties situated at 5 Canada Square and at 25 Canada Square, Canary Wharf (the "Properties") to wholly-owned subsidiaries of RBS (the "Disposals"). To effect the Disposals, the Company entered into a series of agreements for the sale of the leasehold interests in the Properties to wholly-owned subsidiaries of RBS. Under the terms of the Property Sale Agreements, the Company received total consideration of approximately £1,112 million in cash at completion on 22 December 2003. Further limited consideration may be received by the Company depending on the amount of capital allowance agreed by the purchasers with the Inland Revenue. Part of the proceeds from the Disposals is required to repay approximately £901.3 million of floating rate notes issued by Canary Wharf Finance II plc in order to obtain the release of the Properties from the security arrangements to which they are currently subject.

On 12 December 2003, the contract in relation to the lease with Goldenberg, Heymeyer & Co was entered into.

On 31 October 2003, Barclays Bank PLC opted to sub-let 328,500 sq ft of space in 1 Churchill Place back to the Canary Wharf Group. Of the total sub-let space, 65,300 sq ft is for 5 years, 129,500 sq ft for 10 years and 133,700 sq ft for 15 years or more.

The remaining, unexercised sub-let options relate to 58,500 sq ft let by Skadden, Arps, Slate, Meagher & Flom LLC in 40 Bank Street, the exercise date for which has been extended to 27 February 2004.

PART 6

FINANCIAL INFORMATION CONCERNING THE SILVESTOR GROUP

A: SILVESTOR HOLDINGS PLC

Balance sheet
As at 9 January 2004

	Notes	£
Current assets		
Fixed asset investment	5	2
Cash		12,499
Net assets		12,501
Capital and reserves		
Called up share capital	6	12,501
Equity shareholders' funds	7	12,501

Profit and loss account

For the period from incorporation on 29 September 2003 to 9 January 2004 Silvestor Holdings plc ("Silvestor Holdings") did not trade and received no income and incurred no expenditure. Consequently, during this period, Silvestor Holdings made neither a profit nor a loss.

Cash flow statement
For the period ended 9 January 2004

	£
Acquisition of subsidiary undertaking	(2)
Net cash outflow before financing	(2)
Issue of ordinary share capital	12,501
Movement in cash in the period	12,499

Notes to the financial information

1. Basis of preparation

Silvestor Holdings was incorporated on 29 September 2003 under the name Trushelfco (No. 2992) Limited. The name of the company was changed to Silvestor Holdings Limited on 13 October 2003 and to Silvestor Holdings plc on 14 January 2004 (see Note 10). As Silvestor Holdings has not yet commenced business, no audited financial statements have been made up and no dividends have been declared or paid since the date of incorporation.

As at 9 January 2004, Silvestor Holdings was exempt by virtue of section 248 of the Companies Act 1985 from the requirement to prepare group accounts. These financial statements therefore present information about Silvestor Holdings as an individual undertaking and not about its group.

2. Accounting policies

A summary of the principal accounting policies of the company, all of which have been applied consistently throughout the period, is set out below.

Accounting convention

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

The accounts do not constitute statutory accounts. Statutory accounts prepared under section 226 of the Companies Act 1985 in respect of each financial year will be prepared and delivered to the Registrar of Companies.

Taxation

No charge for taxation has been made since Silvestor Holdings recorded neither a profit nor loss for the period. There is no unprovided deferred taxation.

Investments

Fixed asset investments are shown at cost less provision for impairment.

3. Employee information

The Company has no employees.

4. Directors' emoluments

None of the directors received any remuneration from Silvestor Holdings during the period.

5. Fixed asset investment

	£
At 29 September 2003	–
Addition	2
At 9 January 2004	2

Silvestor Holdings owns 100 per cent. of the ordinary share capital of Silvestor UK Properties Limited, a private limited company incorporated and registered in England and Wales. At 9 January 2004, Silvestor UK Properties Limited had capital and reserves of £2 and had not carried on business since incorporation.

6. Called up share capital

	9 January 2004 £
Authorised	
1,200,000,000 ordinary shares of 10 pence each	120,000,000
Allotted	
500,000 ordinary shares of 10 pence each	50,000
Called up and fully paid	
20 ordinary shares, fully called up	2
499,980 ordinary shares, called up as to one quarter of their nominal value	12,499
	12,501

Silvestor Holdings was incorporated on 29 September 2003 with two subscribers shares with a nominal value of £1 each. These subscribers shares were acquired and fully paid up by Morgan Stanley Real Estate Investment Fund IV International-T, L.P., a limited partnership organised under the laws of Delaware, United States of America, on 5 November 2003.

On 5 January 2004, Silvestor Holdings' authorised share capital of £100, divided into 100 ordinary shares of £1 each, was sub-divided into 1,000 ordinary shares of 10 pence each. On the same day, Silvestor Holdings' authorised share capital was increased to £120,000,000 by the creation of 1,199,999,000 additional ordinary shares of 10 pence each.

On 6 January 2004, Silvestor Holdings issued 499,980 shares with a nominal value of 10 pence each. These shares were called up as to one quarter of their nominal value which was fully paid resulting in consideration of £12,499.50.

7. Reconciliation of movements in equity shareholders' funds

	£
At 29 September 2003	–
Issue of ordinary share capital	12,501
At 9 January 2004	12,501

8. Immediate parent undertaking

Silvestor Holdings' immediate parent undertakings are Morgan Stanley Real Estate Fund IV International-T, L.P., and MSREF IV TE Holding, L.P., a limited partnership organised under the laws of the Cayman Islands.

9. Commitments

As at 9 January 2004, Silvestor Holdings had certain commitments as a result of being party to a number of agreements, deeds and letters dated 5 December 2003 relating to the terms of a recommended offer by Silvestor Holdings' subsidiary, Silvestor UK Properties Limited, for Canary Wharf Group plc. Further details of these agreements, deeds and letters are set out in paragraph 7 of Part 8 of this document.

10. Subsequent Events

On 14 January 2004 Silvestor Holdings was re-registered as a public limited company.

B: SILVESTOR UK PROPERTIES LIMITED

Balance Sheet

As at 9 January 2004

	Notes	£
Current assets		
Cash		2
Net assets		2
Capital and reserves		
Called up share capital	5	2
Equity shareholders' funds	6	2

Profit and loss account

For the period from incorporation on 20 August 2003 to 9 January 2004 Silvestor UK Properties Limited ("Silvestor") did not trade and received no income and incurred no expenditure. Consequently, during this period, Silvestor made neither a profit nor a loss.

Cash flow statement

For the period ended 9 January 2004

	£
Issue of ordinary share capital	2
Movement in cash in the period	2

Notes to the financial information

1. Basis of preparation

Silvestor was incorporated on 20 August 2003 under the name of Trushelfco (No 2983) Limited. The name of the company was changed to Silvestor UK Properties Limited on 13 October 2003. As Silvestor has not yet commenced business, no audited financial statements have been made up and no dividends have been declared or paid since the date of incorporation.

2. Accounting Policies

A summary of the principal accounting policies of Silvestor, all of which have been applied consistently throughout the period is set out below.

Accounting convention

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

The accounts do not constitute Silvestor's statutory accounts. Statutory accounts prepared under section 226 of the Companies Act 1985 in respect of each financial year will be prepared and delivered to the Registrar of Companies.

Taxation

No charge for taxation has been made since Silvestor recorded neither a profit not loss for the period. There is no unprovided deferred taxation.

3. Employee Information

Silvestor has no employees.

4. Directors' Emoluments

None of the directors received any remuneration from Silvestor during the period.

5. Called up Share Capital

	9 January 2004 £
Authorised	
5,000,000,000 ordinary shares of 10 pence each	500,000,000
Allotted, called up and fully paid	
20 ordinary shares of 10 pence each	2

Silvestor was incorporated on 20 August 2003 with two subscribers shares with a nominal value of £1 each. These subscribers shares were acquired and fully paid up by Silvestor Holdings plc, a company registered in England and Wales, on 5 November 2003. On 6 January 2004, Silvestor's authorised share capital of £100, divided into 100 ordinary shares of £1 each, was sub-divided into 1,000 ordinary shares of 10 pence each. On the same day Silvestor's authorised share capital was increased to £500,000,000 by the creation of 4,999,999,000 ordinary shares of 10 pence each.

6. Reconciliation of movements in equity shareholders' funds

	£
At 20 August 2003	–
Issue of ordinary share capital	2
At 9 January 2004	2

7. Immediate and ultimate parent undertaking

Silvestor's immediate parent undertaking is Silvestor Holdings plc. Silvestor's ultimate parent undertakings are Morgan Stanley Real Estate Fund IV International-T, L.P., a limited partnership organised under the laws of Delaware, United States of America, and MSREF IV TE Holding, L.P., a limited partnership organised under the laws of the Cayman Islands.

8. Commitments

As at 9 January 2004 Silvestor had certain commitments as a result of being party to a number of agreements, deeds and letters dated 5 December 2003 relating to the terms of a recommended offer by Silvestor for Canary Wharf Group plc. Further details of these agreements, deeds and letters are set out in paragraph 7 of Part 8 of this Document.

PART 7

PROPERTY VALUATIONS

Introduction

In accordance with current practice of the Canary Wharf Group, three valuation reports have been prepared which together represent a formal valuation of the Canary Wharf Estate as at 31 December 2003: (i) Valuation by CB Richard Ellis of Certain Properties at Canary Wharf as at 31 December 2003; (ii) Valuation by FPDSavills of Certain Properties at Canary Wharf as at 31 December 2003; and (iii) Joint CB Richard Ellis and FPDSavills Valuation of Properties held for Development as at 31 December 2003.

(i) **CB Richard Ellis**

CBRE
CB RICHARD ELLIS
Kingsley House, Wimpole Street, London W1G 0RE
Tel: +44 (0) 207 812 2000 Fax: +44 (0) 207 182 2273
Registered in England No.3536032
Registered Office St Martin's Court, 10 Paternoster Row, London
EC4M 7HP

The Directors
Canary Wharf Group plc
One Canada Square
Canary Wharf
London E14 5AB

The Directors and Proposed Directors
Silvestor Holdings plc
2 Lambs Passage
London EC1Y 8BB

KPMG Corporate Finance
8 Salisbury Square
London EC4Y 8BB

15 January 2004

Ladies and Gentlemen,

VALUATION OF CERTAIN PROPERTIES AT CANARY WHARF

1. Instructions

1.1 In accordance with joint instructions received from Silvestor Holdings plc and Canary Wharf Group plc, by their letter dated 14 January, 2004, we have inspected the properties held for investment by the Canary Wharf Group described in Schedule 1 (the "Investment Properties") and the property in course of development described in Schedule 2 (the "Development Property") referred to below (together, the "Properties") and made all relevant enquiries in order to provide our opinion of Market Value of the Properties as at 31 December 2003 (the "Valuation Date") of the freehold interests, subject to and with the benefit of the various occupational leases and, for the Development Property, agreements to lease.

1.2 This "Valuation Report" has been prepared for the purpose of inclusion in the Admission Document to be issued in respect of the admission of the Class B Shares in Silvestor Holdings plc to trading on AIM and in the Scheme Document relating to the recommended offer by Silvestor UK Properties Limited for Canary Wharf Group plc.

2. The Properties

2.1 The Properties we have valued are briefly described in Schedule 1 and Schedule 2 (together, "the Schedules") attached to this Valuation Report. Each property identified in the Schedules has been valued individually, and not as part of a portfolio.

3. Basis of Valuation

3.1 Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' ("RICS") Appraisal and Valuation Standards (5th Edition), ("the Standards"). They have been undertaken by External Valuers, as defined in the Standards.

3.2 The Development Property is subject to agreement to lease in its entirety, subject to various put options which have been exercised, and we have provided the Market Value when completed reflecting these options, as well as the Market Value when completed and let (again reflecting the exercise of these options), as shown in Schedule 2.

3.3 In accordance with the Standards, our valuations have been prepared on the basis of Market Value, which is defined in the Standards, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4. Valuations

4.1 On the bases outlined in this Valuation Report, we are of the opinion that each individual Market Value as at 31 December 2003 of the respective freehold interests, subject to and with the benefit of the various occupational leases or agreements to lease and otherwise with vacant possession, as summarised in the Schedules, is as stated against that property in the Schedules.

4.2 Our valuations are exclusive of any VAT.

4.3 The aggregate of the said individual Market Values as at 31 December 2003 is £1,756,500,000 (ONE BILLION SEVEN HUNDRED AND FIFTY SIX MILLION FIVE HUNDRED THOUSAND POUNDS) made up as follows:

Schedule 1	Properties Held as Investments	£1,386,500,000
Schedule 2	Property in Course of Development (in its existing state)	£370,000,000
Total		**£1,756,500,000**

4.4 Schedule 2 also sets out the value of the Development Property when completed, adopting market prices and market conditions current as at 31 December 2003. On this basis, the aggregate of this value and the Market Value of the Investment Properties is £1,876,500,000 (ONE BILLION EIGHT HUNDRED AND SEVENTY SIX MILLION FIVE HUNDRED THOUSAND POUNDS), made up as follows:

Schedule 1	Properties Held as Investments	£1,386,500,000
Schedule 2	Property in Course of Development (when completed)	£490,000,000
Total		**£1,876,500,000**

4.5 Schedule 2 also sets out the value of the Development Property when completed and let, adopting market prices and market conditions current as at 31 December 2003. On this basis, the aggregate of this value and the Market Value of the Investment Properties is £1,901,500,000 (ONE BILLION NINE HUNDRED AND ONE MILLION FIVE HUNDRED THOUSAND POUNDS), made up as follows:

Schedule 1	Properties Held as Investments	£1,386,500,000
Schedule 2	Property in Course of Development (when completed and let)	£515,000,000
Total		**£1,901,500,000**

4.6 Our valuation of the Development Property when completed assumes that the building works have been completed to a high quality standard in accordance with the plans and specifications forwarded to us, and that the leases have been completed in the form of the drafts attached to the agreements to lease.

5. Transaction Costs

5.1 No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a property. Our valuations are, however, net of acquisition costs.

5.2 Our valuations reflect the current Stamp Duty status of the Properties, namely that they are all in an area declared to be a "disadvantaged area", and therefore properties purchased therein do not attract Stamp Duty. Our valuations also reflect the fact that this status is subject to review and the likelihood of it being removed in the future, perhaps as early as 2006.

6. Estimated Net Annual Rents Receivable

6.1 In Schedule 1, we set out our estimates of the net annual rents currently receivable from the Investment Properties. In providing these estimates, we define "net annual rent" as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the property and allowances to maintain it in a condition to command its rent."

6.2 Where premises are let on effective full repairing and insuring leases, the net annual rents receivable stated in the Schedules are the presently contracted rents payable under those leases or agreements to lease without any deduction for the cost of management or any other expenses.

6.3 In Schedule 1, where leases are subject to rent-free periods which have not expired, the total Estimated Net Annual Rents Receivable stated reflect the present nil rent passing under those leases. We have stated the total including the rents payable following expiry of the rent-free period within the Terms of Existing Tenancies column.

6.4 In Schedule 2, which relates to the Development Property, under the column headed Estimated Current Net Annual Rent when Completed and Let, where agreements to lease have been entered into, we have included the Estimated Net Annual Rents receivable under those agreements following expiry of the agreed rent free periods and allowing for any put back options exercised or which may be exercised, and where space remains unlet we have adopted the same principle and included the Estimated Net Annual Rents that we expect would be receivable under new lettings following expiry of any rent-free periods. The total represents the estimated rental income once the Development Property is completed, let and income producing.

7. Estimated Net Annual Rents

7.1 Schedule 1 sets out our opinion of the current Estimated Net Annual Rents, which is our opinion of the best rent at which a letting of an interest in property would have been completed at the date of valuation assuming:

(a) a willing landlord;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective tenant with a special interest;

(e) that, where the Properties are subject to a lease or an agreement to lease, the length of term and principal conditions assumed to apply to the letting and the other lease terms are the same as those referred to in the rent review clause and schedule contained in the relevant occupational lease, which we confirm are not exceptionally onerous or beneficial for a letting of the type and class of the property;

(f) that, for parts of the Properties which are not subject to a lease or an agreement to lease, the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of property; and

(g) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

7.2 In the Schedules, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. Where properties are let, we have estimated rental levels adopting paragraph 7.1(e) above, which are commonly referred to as "net effective rents", and where the premises currently are vacant or where we have assumed the exercise of a break clause or that an existing lease at expiry will not be renewed, we have estimated rental levels adopting paragraph 7.1(f) above, which are commonly referred to as "headline rents". "Net effective rents" are those agreed at rent review reflecting the terms of the review clause and lack of a rent free period following review, compared with those agreed on open market lettings of similar properties at "headline rents", generally followed by rent free periods or other incentives. In all cases, we have considered the premises in their current specification (or assuming fitted out to Grade A specification if currently finished to shell and core) and assuming good repair and condition.

8. Assumptions and Sources of Information

Floor Areas

8.1 We have relied upon the floor areas provided to us by the Canary Wharf Group. In certain instances check measurements have been taken on site, and the floor area figures provided have proved to be accurate. We assume that all floor area figures provided are complete and correct and calculated in accordance with the fifth edition of the Code of Measuring Practice issued by the RICS. All measurements and areas quoted in this Valuation Certificate are approximate.

Plant and Machinery

8.2 Landlords' plant and machinery such as lifts, escalators, air conditioning and other normal service installations have been treated as an integral part of each property and are included within our valuations. Process plant and machinery, tenants' fixtures and specialist trade fittings have been excluded from our valuations.

8.3 No specialist tests have been carried out on any of the service systems and, for the purpose of our valuations, we have assumed that all are either in good working order and in compliance with any relevant statute, by-law or regulation or will be upon completion of development of the Property concerned.

Environmental Investigations, Ground Conditions and High Voltage Apparatus

8.4 We have not ourselves undertaken any environmental investigations, for contamination or otherwise, but we have had sight of various environmental reports and our valuations have been made in full knowledge of the contents thereof.

8.5 We have assumed that, except to the extent (if any) disclosed to us by the Canary Wharf Group or in the environmental report, there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

8.6 We are informed that high voltage supply apparatus exists within, or in close proximity to, the Properties. If required, technical information can be obtained from the National Radiological Protection Board. Public perception that higher than normal electromagnetic fields may affect

health could adversely affect future marketability and value. We do not believe the market would make a discount to reflect these matters, and therefore in our valuations we have made no allowance for them.

Inspections

8.7 We have valued the Properties in the past for other purposes and have inspected them internally over the last 18 months. For the purpose of this valuation, we have reinspected each property externally during December 2003. We have been advised by the Directors of the Canary Wharf Group that there have been no material changes to any of the Properties since our inspections, except to the extent involved in the continued construction of the Development Property.

Building Structure

8.8 We were not instructed to carry out structural surveys for the purpose of this Valuation and have assumed that there are not and will not be any structural or latent defects within the Properties. From our inspections, the Investment Properties appeared to be well maintained and in good condition. We have assumed that no known deleterious or hazardous materials have been or are being utilised in the construction of any of the Properties. In view of the period during which construction of the Investment Properties took place and the specification for the Development Property, we consider this assumption to be reasonable.

Town Planning and Statutory Requirements

8.9 We have made verbal town planning enquiries only. In the course of our enquiries, we were advised by the local planning authority that there are no adverse town planning, highway or other schemes or proposals. Information supplied to us by planning officers is, however, given without liability on their part, and we cannot therefore accept responsibility for incorrect information or for material omissions in the information supplied.

8.10 We have assumed that, save as may be disclosed by the Certificates referred to below, all relevant planning consents exist for the Properties and their respective present or proposed uses (as appropriate).

8.11 We have assumed that all buildings currently comply, or on completion will comply, with all statutory and local authority requirements including building, fire and health and safety regulations.

Tenure and Tenancies

8.12 We have inspected the certificates of title and reports (attaching lease summaries) prepared by the Canary Wharf Group's solicitors at the time of the IPO and dated 9 March 1999 and updated in respect of some Properties at the time of various financings and for the Offering Circular issued by Canary Wharf Finance II plc dated 18 October 2002 (the "Certificates") and confirm as follows:

(a) where we have relied upon information provided to us by the Canary Wharf Group, such information is not inconsistent with the Certificates;

(b) we have assumed that, save as may be disclosed by the Certificates, the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations; and

(c) we have assumed that, save as may be disclosed by the Certificates, nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially adversely affect the respective values of the Properties.

In respect of other properties or alterations since the last Certificate relating to any property, we have relied upon information provided by the Canary Wharf Group.

8.13 No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

Third Party Covenants

8.14 We have not conducted credit enquiries into the financial status of any of the tenants, building contractors or other parties with whom the Canary Wharf Group has entered into contracts.

However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of those parties. We have also assumed that each party is capable of meeting its lease obligations, and that there are no material undisclosed breaches of covenant.

Intra-Group Leases

8.15 We are informed that the Properties are the subject of a number of intra-group leases. As instructed, these have been ignored by us in undertaking our valuations.

Unlet and Canary Wharf Group Occupied Accommodation

8.16 We have assumed that full vacant possession can be provided of all accommodation which is unlet or occupied by the Canary Wharf Group or by its employees or contractors.

9. Property in the Course of Development

9.1 In our valuation of the Development Property in its existing state, we have relied upon the construction costs remaining at the Valuation Date provided by the Canary Wharf Group. These include the cost of fitting out the building in accordance with the terms of the relevant agreement to lease. We have also allowed for finance, contingencies and other costs.

9.2 In accordance with our instructions and the Standards and the City Code on Takeovers and Mergers, we have valued the Development Property in its existing state with the benefit of all existing building and other contracts, which we have assumed will continue without interruption.

9.3 We have also valued the Development Property when completed and when completed and let, adopting current market prices and current market conditions. These values are shown in the column in Schedule 2 headed Market Value When Completed, and Market Value When Completed And Let.

10. Enterprise Zone Allowances

10.1 A number of the Properties have, or will have on completion, the benefit of Enterprise Zone Allowances, a special tax benefit which enables 100 per cent. of the cost of a commercial building (excluding land value and other non-qualifying expenditure) to be offset against tax in certain circumstances. In other circumstances the same amount may be available but spread evenly over a period not exceeding 25 years.

10.2 The existence of such allowances enhances the attractiveness of properties to some purchasers who increase their bids accordingly. For the purpose of our valuations we have been specifically instructed to ignore any increased bid which might be received as a result of the availability of Enterprise Zone Allowances.

11. Independence

11.1 The total fees including the fee for this assignment, earned by CB Richard Ellis Limited (or other companies forming part of the same group of companies within the UK) from the Canary Wharf Group (or other companies forming part of the same group of companies) is less than 5.0 per cent. of the respective companies' total UK revenues.

12. Disclosure

12.1 The signatory of this report has continuously been the signatory of valuations for the Canary Wharf Group since 1996. CB Richard Ellis (formerly CB Hillier Parker) has continuously been carrying out valuation instructions for the Canary Wharf Group since 1996.

12.2 CB Richard Ellis Limited has carried out five Valuation, Agency and Professional services on behalf of Canary Wharf Group for between 5 and 9 years.

13. Directors' Dealings

13.1 We are not aware of any dealings or potential dealings in the Properties by Canary Wharf Directors.

14. Responsibility

14.1 This Valuation Report is for the use only of the following parties:

(a) the addressees of this Report; and

(b) Shareholders of Silvestor Holdings plc,

and may be relied upon by each of them in connection with the Scheme of Arrangement and the admission of Class B Shares of Silvestor Holdings plc to trading on AIM, and for no other purpose.

14.2 Neither the whole nor any part of this Valuation Report nor any reference thereto may be included in any other published document, circular or statement, nor published in any way without our written approval of the form and context in which it is to appear.

Yours faithfully
For and on behalf of
CB Richard Ellis

DC Martin BSc IRRV
Senior Director

SCHEDULE 1

PROPERTIES HELD AS INVESTMENTS

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14 1 Westferry Circus Canary Wharf (B1)	Purpose built, air-conditioned office building on three basement levels, ground and eight upper floors. Incorporating 128 car spaces at basement level. Total building net internal area (excluding retail units) is approximately 20,155 sq. m. (216,958 sq. ft.) of office and ancillary accommodation. Built in 1991-92. Freehold.	Ground to second floor and 50 car spaces are let to Credit Suisse First Boston International on a substantially full repairing and insuring lease for a term of 15 years from 1 March 2000. Rent reserved is £2,635,889 p.a. subject to upward only rent reviews every fifth year. This space has been leased back to the Enlarged Group and is currently unlet. Third to eighth floors, all lower levels and 78 car spaces are let to Texaco Limited on a substantially full repairing and insuring lease for a term of 20 years from 27 September 1999. Rent reserved is £3,700,000 pa subject to upward only rent reviews every fifth year. Three retail units one let at a peppercorn, one used as management offices and one let for 10 years subject to review at the fifth year.	2,710,755	6,465,000	60,000,000
LONDON E14 17 Columbus Courtyard Canary Wharf (B4)	Purpose built, air-conditioned office building on basement, ground and nine upper floors. Incorporating 56 car spaces at basement level. Building incorporates a link on 7 upper levels to 20 Columbus Courtyard, also occupied by Credit Suisse First Boston. Total building area is approximately 18,537 sq. m. (199,532 sq. ft.) of office and ancillary accommodation. Built in 1998-99. Freehold.	Entirely let to Credit Suisse First Boston International on two substantially full repairing and insuring leases for a term of 25 years from 1 December 1999. Rent reserved subject to upward only rent reviews every fifth year.	6,099,170	5,986,000	96,500,000
LONDON E14 15 Westferry Circus Canary Wharf (WF9)	Air-conditioned office building on basement, ground and eight upper floors providing approximately 15,917 sq. m. (171,329 sq. ft.) 40 basement car parking spaces. Built 2000-2001. Freehold.	Entirely let to Morgan Stanley for a term of 35 years from 31 August 2001 at a rent of £6,610,502 p.a. subject, except as to £100,000 p.a., to a 16.5-month rent-free period commencing 31 August 2001. Rent reserved subject to upward only review every five years, the first review being fixed at £48 per sq. ft. The tenant has an option to determine the lease after 25 years and a single option to extend the lease for 15 years. (Note 1).	6,610,502	5,141,250	110,000,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14 20 Canada Square, Canary Wharf (DS4)	High specification office building comprising 3 basement levels, ground and 10 upper floors. The ground and promenade levels provide retail accommodation. There are 167 car spaces. Total building net internal area is approximately 50,047 sq. m. (538,705 sq. ft.) providing office, retail and ancillary accommodation. The building will connect underground to Canada Place Retail Mall and the Jubilee Line Station. Built 2003. Freehold.	Part of the lower ground floor and floors 7-12 are leased to McGraw Hill Companies Inc on full repairing and insuring terms for 25 years. The rent is subject to an upward only review every 5 years. Initial rent is £10,156,710 and is based on £420 sq. m. (£39 sq. ft.) for floors 7-12, £323 sq. m. (£30 sq. ft.) for the lift lobby areas on floors 7-12, £140 sq. m. (£13 sq. ft.) for the lower ground floor and £2,500 per parking space. 81 of the car spaces have been let back to the group for the full term. BP have agreed to lease, subject to formal contract, part basement and levels 1-3 on four leases from completion of the Enlarged Group's fitting out works (expected June 2004). Three leases for 20 years with tenant break options at Years 10 and 15. Part of third floor let for 10 years subject to tenant break option at fifth year, subject to penalty payment and a tenant's option to extend on expiry. Rent subject to two years rent free period with upward only review every five years. If break options not exercised at Year 10 or if lease extended (as appropriate), extra one year's rent free period. Some of the retail accommodation is let for 20 years. The remainder of the building is vacant	(2,151,827)	Note 2	250,000,000
LONDON E14, 25 The North Colonnade (FC3)	Purpose built, air conditioned office building on basement, ground and 15 upper floors. There are 35 car spaces. Additional spaces are also available under a separate licence agreement. Total building net internal area is approximately 33,724 sq. m. (363,000 sq. ft.) providing office and ancillary accommodation. Built 1991. Freehold.	Entirely let to the Financial Services Authority on full repairing and insuring terms for 20 years from 4 November 1998. Tenants option to determine the lease in Year 15 (with 9 months notice). 5 yearly upward only rent reviews. Next review 4 November 2003 (outstanding)	8,240,513	Note 2	155,000,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14 50 Bank Street (HQ4)	12 storey air-conditioned office building providing in total approximately 19,868 sq. m. (213,860 sq. ft.) including ground floor retail units and basement ancillary accommodation, 60 basement car parking spaces. The building will have a direct underground link to the Jubilee Line Station and the Jubilee Place Retail Centre. Built 2001-2002. Freehold.	The Northern Trust Company has leased Floors 4-11 and some ancillary accommodation and car spaces on three leases, each for 20 years from 31 May 2002. The rent will be subject to upward only review every five years. Leases on substantially full repairing and insuring terms. Floor 4 leased back to the Enlarged Group for 5 years from April 2002, subject to a tenants break option in October 2006. Approximately 80 per cent. of the retail accommodation is let for a term of 15 years subject to 6 months rent free period. The third floor is let to Goldenberg Hehmeyer & Co. for 15 years from 12 December 2003 at a rent of £739,070 p.a. subject to two years rent free period. Rent subject to fixed uplifts 12 December 2008 and upward only review at Year 10. Tenant's break option year 10. Contracted rent after expiry of rent free periods £6,300,559 p.a. The remainder of the property is unlet.	4,864,651	6,657,400	103,000,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14, 30 the South Colonnade (FC6)	Purpose built, air conditioned office building approximately 27,447 sq. m. (295,436 sq. ft.) providing office and ancillary accommodation over 10 storeys including basement level, with retail accommodation at Promenade level. There are 23 car spaces at basement level. There are also 112 remote spaces in Churchill Place. The property is quadrant shaped with the first to seventh floors being larger than the eighth to tenth floors. Built 1991. Freehold.	Office accommodation and 135 car spaces are let to London Underground Ltd on a full repairing and insuring lease for a term of 25 years 5 months and 15 days from 10 November 1993. The tenant has served the notice to determine the lease on 24 April 2004. Reuters has agreed terms to lease, subject to formal contract, the entire building from completion of its fitting out works (anticipated June 2005) on three leases for a term of 15 years. The lease is subject to a 16 months' rent free period and fixed uplifts at the fifth year. Upward only review at Year 10. One lease comprising 43,128 sq. ft. of offices, subject to five yearly break options with a penalty payment if exercised at fifth year. The Enlarged Group is assuming the liabilities in respect of certain of Reuters' existing occupational properties. The retail accommodation is let to Bass Holdings Ltd, Grosvenor Inns and Daimler Chrysler on leases expiring 2020, 2021 and 2018. The leases are all effectively full repairing and insuring terms, with base rents subject to 5 yearly upward only rent reviews. Turnover rent payable in addition by first two named tenants.	9,661,893	Note 2	87,000,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14, 10 Upper Bank Street (HQ5)	An air-conditioned office building comprising a 6 storey podium building and a 31-storey tower, in total providing approximately 92,903 sq. m. (1,000,000 sq. ft.) of accommodation including ground floor retail and basement ancillary accommodation. Approximately 299 basement car parking spaces. The building will have a direct underground link to the Jubilee Line Station and the Jubilee Place Retail Centre. Freehold.	Legibus Thirty-Three Limited (guaranteed by Clifford Chance LLP) has leased the entire building, except for the retail area and parts used in common with other parts of the Canary Wharf Estate for a term of 25 years from the date of practical completion or beneficial occupation by the tenant (if earlier) at a rent after expiry of rent free periods of £37,950,000. Fixed uplift at end of fifth year based on rates between £342-£527 per sq. m. (£31.75-£49 per sq. ft.). Upward only reviews at the tenth year and every five years thereafter. Floors 12 & 13 leased back to the Company on identical terms for 10 years and floors 14 & 15 for 5 years from July 2003. Terms have been agreed to lease the retail accommodation for a term of 15 years at a rent of £186,830 p.a. subject to a 6 month rent free period and 5 yearly rent reviews. Contracted rent after expiry of rent free periods £33,242,096.	(272,712)	30,194,330	525,000,000

Notes

1. The entire building has been sublet to Tubelines Ltd.
2. Withheld on grounds of commercial sensitivity.

SCHEDULE 2

PROPERTY IN COURSE OF DEVELOPMENT

Property	Description and Tenure	Tenancies arranged	Open Market Value in Existing State	Estimated Completion Date	Estimated Costs of Completing Development	Estimated Current Net Annual Rent when Completed and Let	Market Value when Completed	Market Value when Completed and Let
			£		£	£	£	£
LONDON EC14, 1 Churchill Place, Canary Wharf (BP1)	An air-conditioned office building on 3 basement, Promenade and 32 upper office floors. There are approximately 236 car parking spaces. Total building net internal area will be approximately 92,902 sq. m. (1,000,000 sq. ft.) providing office and ancillary accommodation. The building will have a direct link to a covered pedestrian bridge over Bellmouth Cut linking it to Canada Place Retail and the Jubilee Line Station. It will also link directly to Churchill Place Retail. Freehold. Note (a)	Pre-let to Barclays Bank Plc for 30 years on a full repairing and insuring lease from the later of completion or 32 months from 23 November 2001. A five months rent free period has been granted with the rent based on £411 per sq. m. (£41 per sq. ft.) for the Promenade, ground floor office/ reception and the upper floors, £215 per sq. m. (£20 per sq. ft.) for the ancillary areas and promenade building management facilities, £161 per sq. m. (£15 per sq. ft.) for the basement and £2,500 per car parking space. Barclays will receive an inducement on entering into the lease, which differs according to the term of the lease; £753 per sq. m. (£70 per sq. ft.) on the core space, 377 per sq. m. (£35 per sq ft) on the Short Term Space. Barclays has exercised its right to lease 2 floors back to the group for 5 years (the Short Term Space), 4 floors for 10 years (the Medium Term Space) and 4 floors for 15 years (the Long Term Space).	370,000,000	July 2004	125,000,000	32,282,000	490,000,000	515,000,000

Notes

(a) Planning permission exists for this property by virtue of the Enterprise Zone legislation and the Enterprise Zone consents granted thereunder. There are no onerous conditions or other conditions material in the context at the development being carried out.

(b) In the schedule all future dates stated, including future rent payment and review dates are estimated to the extent that they are based upon the estimated dates of completion of the various building works. The same applies to all floor area figures stated, which are based upon estimates of the floor areas when the building works have been completed.

(c) For assessing the Market Value in the existing state, we have allowed for fitting out contributions in accordance with the relevant Agreement to Lease and taken the costs to complete the building to shell and core.

(ii) **FPDSavills**

FPDsavills
INTERNATIONAL PROPERTY CONSULTANTS

20 Grosvenor Hill, Berkeley Square, London W1K 3HQ
Tel: +44 (0) 207 499 8644 Fax: +44 (0) 207 495 3773
FPDSavills Commercial Limited. A subsidiary of Savills plc.
Registered in England No.2605125.
Registered Office 20 Grosvenor Street, London W1K 3HQ

The Directors
Canary Wharf Group plc
One Canada Square
Canary Wharf
London E14 5AB

The Directors and Proposed Directors
Silvestor Holdings plc
2 Lambs Passage
London EC1Y 8BB

KPMG Corporate Finance
8 Salisbury Square
London EC4Y 8BB

15 January 2004

Ladies and Gentlemen,

VALUATION OF CERTAIN PROPERTIES AT CANARY WHARF AS AT 31 DECEMBER 2003

1. Instructions

1.1 In accordance with the joint instructions received from Silvestor Holdings plc and Canary Wharf Group plc, dated 14 January 2004, we have inspected the properties held for investment by the Canary Wharf Group described in Schedule 1 (the "Investment Properties") and the property in course of development described in Schedule 2 (the "Development Property") referred to below (together, the "Properties") and made all relevant enquiries in order to provide our opinion of Market Value of the Properties as at 31 December 2003 (the "Valuation Date") of the freehold interests, subject to and with the benefit of the various occupational leases.

1.2 This "Valuation Report" has been prepared for the purpose of inclusion in the Admission Document to be issued in respect of the admission of the Class B Shares in Silvestor Holdings plc to trading on AIM and in the Scheme Document relating to the recommended offer by Silvestor UK Properties Limited for Canary Wharf Group plc.

2. The Properties

2.1 The Properties we have valued are briefly described in Schedule 1 and Schedule 2 (together, "the Schedules") attached to this Valuation Report. Each property identified in the Schedules has been valued individually, and not as part of a portfolio.

3. Basis of Valuation

3.1 Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' ("RICS") Appraisal and Valuation Standards (5th Edition), as subsequently amended ("the Standards"). They have been undertaken by External Valuers, as defined in the Standards.

3.2 In accordance with the Standards, our valuations have been prepared on the basis of Market Value, which is defined in the Standards, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4. Valuations

4.1 On the bases outlined in this Valuation Report, we are of the opinion that each individual Market Value as at 31 December 2003 of the respective freehold interests, subject to and with the benefit of the various occupational leases; and otherwise with the benefit of vacant possession, as summarised in the Schedules, is as stated against that property in the Schedules.

4.2 Our valuations are exclusive of any VAT.

4.3 The aggregate of the said individual Market Values as at 31 December 2003 was £3,108,250,000 (THREE BILLION, ONE HUNDRED AND EIGHT MILLION, TWO HUNDRED AND FIFTY THOUSAND POUNDS) made up as follows:

Schedule 1	Properties Held as Investments	£3,103,750,000
Schedule 2	Property in Course of Development (in its existing state)	£4,500,000
Total		**£3,108,250,000**

4.4 Schedule 2 also sets out the Market Value of the Development Property When Completed adopting market prices and market conditions current as at 31 December 2003. On this basis, the aggregate of this value and the Market Value of the Investment Properties was £3,118,150,000 (THREE BILLION, ONE HUNDRED AND EIGHTEEN MILLION, ONE HUNDRED AND FIFTY THOUSAND POUNDS) made up as follows:

Schedule 1	Properties Held as Investments	£3,103,750,000
Schedule 2	Property in Course of Development (when completed)	£14,400,000
Total		**£3,118,150,000**

4.5 Schedule 2 also sets out the Market Value of the Development Property When Completed and Let, adopting market prices and market conditions current as at 31 December 2003. On this basis, the aggregate of this value and the Market Value of the Investment Properties was £3,119,475,000 (THREE BILLION, ONE HUNDRED AND NINETEEN MILLION, FOUR HUNDRED AND SEVENTY FIVE THOUSAND POUNDS) made up as follows:

Schedule 1	Properties Held as Investments	£3,103,750,000
Schedule 2	Property in Course of Development (when completed and let)	£15,725,000
Total		**£3,119,475,000**

4.6 Our valuations of the Development Property when completed and completed and let assume that the building works have been completed to a high quality standard in accordance with the plans and specifications forwarded to us.

5. Transaction Costs

5.1 No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a Property. Our valuations are, however, net of acquisition costs.

5.2 Our valuations reflect the current Stamp Duty status of the Properties, namely that they are all in an area declared to be a "disadvantaged area", and therefore properties purchased therein do not attract Stamp Duty. Our valuations also reflect the fact that this status is subject to review and the likelihood of it being removed in the future, perhaps as early as 2006.

6. Estimated Net Annual Rents Receivable

6.1 In Schedule 1, we set out our estimates of the net annual rents currently receivable from the Investment Properties. In providing these estimates, we define "net annual rent" as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the property and allowances to maintain it in a condition to command its rent."

6.2 Where Properties are let on effective full repairing and insuring leases, the net annual rents receivable stated in Schedule 1 are the presently contracted rents payable under those leases without any deduction for the cost of management or any other expenses.

6.3 In Schedule 1, where leases are subject to rent-free periods which have not expired, the total Estimated Net Annual Rents Receivable stated reflect the present nil rent passing under those leases. We have stated the rents payable following expiry of rent free periods in the Terms of Existing Tenancies column.

7. Estimated Net Annual Rents

7.1 Schedule 1 sets out our opinion of the current Estimated Net Annual Rents, which is our opinion of the best rent at which a letting of an interest in property would have been completed at the date of valuation assuming:

(a) a willing landlord;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective tenant with a special interest;

(e) that, where the Properties are subject to a lease or an agreement to lease, the length of term and principal conditions assumed to apply to the letting and the other lease terms are the same as those referred to in the rent review clause and schedule contained in the relevant occupational lease, which we confirm are not exceptionally onerous or beneficial for a letting of the type and class of the property;

(f) that, for parts of the Properties which are not subject to a lease or an agreement to lease, the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of property; and

(g) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

7.2 In the Schedules, we have stated the current Estimated Net Annual Rent ignoring the present rent passing and any contracted fixed rent increases. Where properties are let, we have estimated rental levels adopting paragraph 7.1(e) above, which are commonly referred to as "net effective rents", and where the premises currently are vacant or where we have assumed the exercise of a break clause or that an existing lease at expiry will not be renewed, we have estimated rental levels adopting paragraph 7.1(f) above, which are commonly referred to as "headline rents". "Net effective rents" are those agreed at rent review reflecting the terms of the review clause and lack of a rent free period following review, compared with those agreed on open market lettings of similar properties at "headline rents", generally followed by rent free periods or other incentives. In all cases, we have considered the premises in their current specification (or assuming fitted out to Grade A specification if currently finished to shell and core) and assuming good repair and condition. Where rents under existing leases are subject to gearing or other rent formula, we have adopted the Estimated Net Annual Rent reflecting those

contractual arrangements (other than where there are fixed rent increases, as stated above). These principles apply mainly to office premises, as retail rents and car parking rents generally are reviewed to the "headline rent".

8. Assumptions and Sources of Information

Floor Areas

8.1 We have relied upon the floor areas provided to us by the Canary Wharf Group. In certain instances check measurements have been taken on site, and the floor area figures provided have proved to be accurate. We assume that all floor area figures provided are complete and correct and calculated in accordance with the fifth edition of the Code of Measuring Practice issued by the RICS. All measurements and areas quoted in this Valuation Report are approximate.

Plant and Machinery

8.2 Landlords' plant and machinery such as lifts, escalators, air conditioning and other normal service installations have been treated as an integral part of each property and are included within our valuations. Process plant and machinery, tenants' fixtures and specialist trade fittings have been excluded from our valuations.

8.3 No specialist tests have been carried out on any of the service systems and, for the purpose of our valuations, we have assumed that all are either in good working order and in compliance with any relevant statute, by-law or regulation or will be upon completion of development of the Property concerned.

Environmental Investigations, Ground Conditions and High Voltage Apparatus

8.4 We have not ourselves undertaken any environmental investigations, for contamination or otherwise, but we have had sight of various environmental reports and our valuations have been made in full knowledge of the contents thereof.

8.5 We have assumed that, except to the extent (if any) disclosed to us by the Canary Wharf Group or in the environmental reports, there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

8.6 We are informed that high voltage supply apparatus exists within, or in close proximity to the Properties. If required, technical information can be obtained from the National Radiological Protection Board. Public perception that higher than normal electromagnetic fields may affect health could adversely affect future marketability and value. We do not believe the market would make a discount to reflect these matters, and therefore in our valuations we have made no allowance for them.

Inspections

8.7 We have valued the Properties in the past for other purposes and have inspected them internally over the last 18 months. For the purpose of this valuation, we have re-inspected each property externally in January 2004. We have been advised by the Directors of the Canary Wharf Group that there have been no material changes to any of the Properties since our inspections, except to the extent involved in the continued construction of the Development Property.

Building Structure

8.8 We were not instructed to carry out structural surveys for the purpose of this Valuation and have assumed that there are not and will not be any structural or latent defects within the Properties. From our inspections, the Investment Properties appeared to be well maintained and in good condition. We have assumed that no known deleterious or hazardous materials have been or are being utilised in the construction of any of the Properties. In view of the period during which construction of the Investment Properties took place and the specification for the Development Property, we consider this assumption to be reasonable.

Town Planning and Statutory Requirements

8.9 We have made verbal town planning enquiries only. In the course of our enquiries, we were advised by the local planning authority that there are no adverse town planning, highway or other schemes or proposals. Information supplied to us by planning officers is, however, given without liability on their part, and we cannot therefore accept responsibility for incorrect information or for material omissions in the information supplied.

8.10 We have assumed that, save as may be disclosed by the Certificates referred to below, all relevant planning consents exist for the Properties and their respective present or proposed uses (as appropriate).

8.11 We have assumed that all buildings currently comply, or on completion will comply, with all statutory and local authority requirements including building, fire and health and safety regulations.

Tenure and Tenancies

8.12 We have inspected the certificates of title and reports (attaching lease summaries) prepared by the Canary Wharf Group's solicitors at the time of the IPO and dated 9 March 1999 and updated in respect of some Properties at the time of various financings and for the Offering Circular issued by Canary Wharf Finance II plc dated 18 October 2002 (the "Certificates") and confirm as follows:

(a) where we have relied upon information provided to us by the Canary Wharf Group, such information is not inconsistent with the Certificates;

(b) we have assumed that, save as may be disclosed by the Certificates, the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations; and

(c) we have assumed that, save as may be disclosed by the Certificates, nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially adversely affect the respective values of the Properties.

In respect of other properties or alterations since the last Certificate relating to any Property, we have relied upon information provided by the Canary Wharf Group.

8.13 No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

Third Party Covenants

8.14 We have not conducted credit enquiries into the financial status of any of the tenants, building contractors or other parties with whom the Canary Wharf Group has entered into contracts. However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of those parties. We have also assumed that each party is capable of meeting its lease obligations, and that there are no material undisclosed breaches of covenant.

Intra-Group Leases

8.15 We are informed that the Properties are the subject of a number of intra-group leases. As instructed, these have been ignored by us in undertaking our valuations.

Unlet and Canary Wharf Group Occupied Accommodation

8.16 We have assumed that full vacant possession can be provided of all accommodation which is unlet or occupied by the Canary Wharf Group or by its employees or contractors.

9. Property in Course of Development

9.1 In our valuation of the Development Property in its existing state, we have relied upon the construction costs remaining at the Valuation Date provided by the Canary Wharf Group. We have also allowed for finance, contingencies and other costs.

9.2 In accordance with our instructions and the Standards and the City Code on Takeovers and Mergers, we have valued the Development Property in its existing state with the benefit of all existing building and other contracts, which we have assumed will continue without interruption.

9.3 We have also valued the Development Property when completed and when completed and let, adopting current market prices and current market conditions. These values are shown in the columns in Schedule 2 headed Market Value When Completed, and Market Value When Completed And Let.

10. Enterprise Zone Allowances

10.1 A number of the Properties have, or will have on completion, the benefit of Enterprise Zone Allowances, a special tax benefit which enables 100 per cent. of the cost of a commercial building (excluding land value and other non-qualifying expenditure) to be offset against tax in certain circumstances. In other circumstances the same amount may be available but spread evenly over a period not exceeding 25 years.

10.2 The existence of such allowances enhances the attractiveness of properties to some purchasers who increase their bids accordingly. For the purpose of our valuations, we have been specifically instructed to ignore any increased bid which might be received as a result of the availability of Enterprise Zone Allowances.

11. Independence

11.1 The total fees including the fee for this assignment, earned by FPDSavills Commercial Limited (or other companies forming part of the same group of companies within the UK) from the Canary Wharf Group (or other companies forming part of the same group of companies) is less than 5.0 per cent. of the respective companies' total UK revenues.

12. Disclosure

12.1 The signatory of this report has continuously been the signatory of valuations for the Canary Wharf Group since 1996. FPDSavills Commercial Limited has continuously been carrying out valuation instructions for the Canary Wharf Group and its subsidiaries since 1996.

13. Directors' Dealings

13.1 We are not aware of any dealings or potential dealings in the Properties by Canary Wharf Directors.

14. Responsibility

14.1 This Valuation Report is for the use only of the following parties:

(a) the addressees of this Report; and

(b) Shareholders of Silvestor Holdings plc,

and may be relied upon by each of them in connection with the Scheme of Arrangement and the admission of the Class B shares of Silvestor Holdings plc to trading on AIM, and for no other purpose.

14.2 Neither the whole nor any part of this Valuation Report nor any reference thereto may be included in any other published document, circular or statement, nor published in any way without our written approval of the form and context in which it is to appear.

Yours faithfully
For and on behalf of
FPDSavills Commercial Limited

W A C Newsom FRICS
Director

SCHEDULE 1

PROPERTIES HELD AS INVESTMENTS

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14. Canary Wharf. 7 Westferry Circus (B2)	A high quality mid terrace retail and air conditioned office building providing 16,656.5 sq. m. (179,289 sq. ft.) of offices, 8 ground floor retail units and ancillary basement storage, together with rights and spaces for 78 cars. Offices finished to Category A specification. Completed 1992. Freehold.	Floors 3 to 8 let to EMEA on leases expiring in December 2014. Floors 1 and 2 let to EDS Limited and Edward S Jones until December 2007 and November 2007 respectively, and subject to outstanding rent reviews as at 1 January 2003 and 1 December 2002 respectively. The ENARR is estimated given the outstanding rent reviews. Substantially full repairing and insuring leases(7), with five yearly upward only rent reviews. Retail units let to tenants including Barbican Medical, Unicorn Nursery, Prêt à Manger and Starbucks Coffee Co for unexpired terms of between 6.25 and 12.25 years on a mix of fixed and turnover rents.	4,653,713(5)	5,010,000	78,500,000
LONDON E14. Canary Wharf. 10 Cabot Square/ 5 The North Colonnade (FC2)	A high quality retail and air conditioned office building providing 59,365 sq. m. (639,000 sq. ft.), with 6 retail units on lower ground and ground floors and 10 upper floors of offices, together with rights and spaces for 377 cars. Building completed to Category A specification. Completed 1991. Freehold.	Floors Ground to 8 let to Barclays Bank plc and floors 9 and 10 to WPP Group plc on substantially full repairing and insuring leases(7) expiring March 2020 and August 2016 respectively with 5 yearly upwards only rent reviews. Barclays Bank plc has break options in March 2010 and 2015. Barclays Bank plc rent is reviewed to a percentage (personal to Barclays Bank plc) of Open Market Rental Value subject to a cap in April 2005. Six retail units let to tenants including Fuller Smith & Turner, Davys of London, Hackett and Corney & Barrow.	13,654,724	17,265,000	245,000,000
LONDON E14. Canary Wharf. 20 Cabot Square/ 10 South Colonnade (FC4)	A high quality retail and air-conditioned office building providing 52,248.6 sq. m. (562,400 sq. ft.) of office and retail space, with 8 retail units on lower ground and ground floors and 10 upper floors of offices, together with rights and spaces for 163 cars. Building completed to Category A specification. Completed 1990. Freehold.	Floors 7 to 10 let to Barclays Bank plc and floors part ground and 1 to 6 let to Morgan Stanley on substantially full repairing and insuring leases(7) expiring in March and January 2020 respectively. Morgan Stanley has an option to break in February 2010 and Barclays Bank plc can break in March 2010 and 2015. Barclays Bank plc's rent is reviewed in part to a percentage (personal to Barclays) of Open Market Rental Value, subject to a cap in April 2005. The remainder of Barclays Bank plc's space, which is sublet, is reviewed in accordance with a formula that produces a higher percentage of Open Market Rental Value. These rent reviews are 5 yearly. Morgan Stanley's rent subject to RPI indexation for 5 years (expiring in February 2005) and to open market value 5 yearly thereafter. Eight retail units let to tenants including Bass Holdings, Pelican Group and Knight Frank.	14,011,030	15,575,000	225,000,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14. Canary Wharf. 33 Canada Square (DS6)	Phase 1 of the European Headquarters of the Citibank Group located alongside their 42 storey tower (DS5). Purpose-designed by Foster & Partners, it occupies a prime position at Canary Wharf adjacent to the Jubilee Line Underground station. The building provides high quality, air-conditioned offices of 50,549 sq. m. (544,108 sq. ft.) on lower ground, ground and 17 upper floors, together with ancillary accommodation of 1,731 sq. m. (18,637 sq. ft.) on three basement levels. The building also incorporates 120 on-site car parking spaces. Completed December 1999. Freehold.	Let to CIB Properties Limited on a full repairing and insuring lease (other than a capped estate service charge) (plus a separate co-terminous lease of the car parking spaces) for a term of 27 years from 1 December 1999. There are provisions to extend the lease such that the termination date falls on or about the same date as the termination date for the lease of DS5, together with a tenant's option for a further 15 years. Rent reviews on 1st January 2005 and every fifth year thereafter, upwards only to open market rental value of the property as a whole as defined.	19,914,571	16,560,000	333,000,000
LONDON E14. Canary Wharf. One Canada Square (DS7)	A 50 storey high quality air conditioned office building with concourse level retail, providing 115,810.0 sq. m. (1,246,570 sq. ft.) of office, retail and storage space, together with rights and spaces for 543 cars. Offices finished to Category A specification. Completed 1991. Freehold.	Offices let on 47 substantially full repairing and insuring leases[7] to 20 tenants including KPMG, The Telegraph Group, Mirror Group Newspapers, Bear Stearns, State Street Bank, The Bank of New York, Maersk, Bank of Montreal, and EULER Trade Indemnity. All leases of more than 5 years provide for 5 yearly upward only rent reviews. Unexpired lease terms are between 1 year and 16.75 years. The ENARR is estimated owing to a large number of outstanding rent reviews. Floors 6, Part 29, Part 34 and 50 are currently vacant and available to let. Floor 30 and part of floor 5 is occupied by Canary Wharf Limited. 15 of the 18 retail units are let to tenants including Coral Estates, Barclays Bank, Lunn Poly, Orange, Clinton Cards, Prêt à Manger and Starbucks. Two units are occupied by Canary Wharf as management offices. The other retail unit is vacant.	42,320,268[5][8]	39,140,000[5]	610,000,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14. Canary Wharf. 16-19 Canada Square (DS8)	Four storey building located on the east side of Canada Square above three levels of infrastructure car parking. It links into the concourse level of the Canada Square Retail Centre (RT2), and provides 19,001.6 sq. m. (204,532 sq. ft.) in the form of a food/ department store of 9,290.3 sq. m. (100,000 sq. ft.) and a sports club of 8,658.7 sq. m. (93,201 sq. ft.) and a restaurant of 839.8 sq. m. (9,040 sq. ft.) and a retail unit of 212.8 sq. m. (2,291 sq. ft.). Completed October 2002. Freehold, subject to an assumed 1,000 year lease at a fixed peppercorn rent on the car park.	Food/department store let to Waitrose Ltd on a lease for a term of 20 years from 1 July 2002 with 5 yearly upward only rent reviews to Open Market Rent (as defined), at an initial rent of £1,390,000 per annum, plus turnover rent for the first five years of 2 per cent. above £51m turnover, the latter increased annually by RPI. Capped service charge. The Sports Club is let to Canada Square Health & Fitness Limited (partly guaranteed by Barclays Bank) for 25 years from 10 October 2003 at an initial rent of £559,206 per annum, commencing 24 June 2005, and subject to review on 1 October 2008, and every 5 years upwards only to the higher of open market rental value or the current rent linked to RPI. There is a tenant only option to break on 30 September 2013. Service charges are subject to an RPI based formula for the first 4.5 years. Lease outside the Landlord and Tenant Act. Restaurant let to Conran Papillon Ltd on a lease for a term of 25 years from 1 April 2003 at an initial rent of £144,000 per annum with fixed uplifts to £162,000 in year 3, £171,000 in year 4 and £180,000 in year 5. Then 5 yearly open market rent reviews. The retail unit is let to Robert Dyas for 10 years from 1 January 2003 at an initial rent of £50,000 per annum. All leases are drawn on effective full repairing and insuring terms unless otherwise stated.	1,605,000	2,390,000	35,000,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14. Canary Wharf. 20 Bank Street (HQ1)	Office building located alongside the new Lehman Brothers building and a short distance from the entrance to the Jubilee Line underground station and forming part of the southern edge of the Canary Wharf office and retail development. The building provides high quality, air conditioned offices of 48,859.5 sq. m. (525,920 sq. ft.) on ground and twelve upper floors, including up to three trading floors. This area includes atrium bases and lobbies, but excludes 1,915.5 sq. m. (20,618 sq. ft.) of tenant ancillary and building management on ground level and basement areas on three levels. The building incorporates 135 on-site car parking spaces. Completed May 2003. Freehold.	Let to Morgan Stanley UK Group with the surety of Morgan Stanley Dean Witter and Co Inc for a term of 35 years from 15 August 2003. The lease is on an effective full repairing and insuring basis and includes a tenant's break option after 25 years. Following an office rent free period of 16.5 months, the initial rent will be £22,954,596 per annum, with £390,000 per annum now receivable for the car spaces. There is a fixed uplift to £26,233,824 per annum including car spaces on 15 August 2008, and open market rent reviews on 31 August 2011 and five yearly thereafter. These are to be in an upward direction only to the Open Market Rental Value of the property as a whole, as defined. Tenant's option to extend the lease for 15 years on the same terms other than rent and this option.	390,000	16,050,000	358,000,000
LONDON E14. Canary Wharf. 25-30 Bank Street, Heron Quays (HQ2)	A high quality air-conditioned office building of 95,067,0 sq. m. (1,023,293 sq. ft.) on three basements, ground and 30 upper floors, including up to three trading floors. This area includes 859.1 sq. m. (9,247 sq. ft.) of below grade areas. Located a short distance from the entrance to the Jubilee Line station. There are also 256 on-site basement car parking spaces. Completed August 2003. Freehold.	Let to Lehman Brothers Ltd (surety Lehman Brothers Holdings Inc.) on a lease for a term of 30 years from 3 July 2003 with full repairing and insuring provisions. The initial office rent is to be £41,955,013 per annum (which is based on £41 per sq. ft.), payable following rent free periods of three different lengths for different parts of the building, the last of which expires on 9 November 2004. The office rent is to increase to levels based on £53 per sq. ft. in year 6, £54.49 per sq. ft. in year 7, £56.23 per sq. ft. in year 8, £57.91 per sq. ft. in year 9 and £59.65 in year 10. Car parking rent in addition at £640,000 per annum after an initial 24 month rent free period with 5 yearly reviews. First office review at the end of 10 years upwards only to the Open Market Rent (as defined) then 5 yearly. The tenant has leased back floors 14 to 17 for a term of 5 years and floors 18 to 21 for a term of 10 years with a combined rent of £8,319,187 per annum, subject to the same rent free provisions.	(2,014,866)[8]	30,940,000	673,000,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14. Canary Wharf. 40 Bank Street (HQ3)	Office building located to the south of Jubilee Place and adjacent to 25-30 Bank Street (HQ2). The building provides high quality, air-conditioned offices of 56,415,5 sq. m. (607,252 sq. ft.) on three below grade levels and 32 upper floors with a further 326 sq. m. (3,511 sq. ft.) of ancillary space, together with 20 basement car parking spaces. In addition, 56 rights to park in the car park beneath Jubilee Place Retail Centre (RT3) have been demised to the two existing tenants. Completed March 2003. Freehold.	Skadden Arps Slate Meagher and Flom (UK) LLP has taken levels 20-26 inclusive comprising offices of 12,250.1 sq. m. (131,859 sq. ft.) plus storage of 98.8 sq. m. (1,064 sq ft) and 42 car parking spaces, on 7 leases for 20 years from 31 March 2003 at a total rent of £5,922,756 per annum. A.O. Services has taken levels 29-32 inclusive comprising offices of 7,281.9 sq m (78,382 sq. ft.) and 20 car parking spaces on a lease for 25 years from 31 March 2003 at a rent of £3,548,229 per annum with 16 months rent free. Tenant has a break option at the end of the 20th year. All leases are on an effective full repairing and insuring basis, and incorporate 5 yearly upward only rent reviews to the defined Open Market Rental Value. There are no Agreements to let in place on the remaining floors and 6 car parking spaces, although both tenants have options on certain floors. In particular, Skadden Arps Slate Meagher and Flom (UK) LLP have a put option exercisable at any time up to 27 February 2004 to lease back certain floors for defined periods.	2,774,977[8]	Note 6	270,000,000
LONDON E14. Canary Wharf. Cabot Place Retail Centre (RT1) Including Cabot Hall	Purpose built shopping centre arranged on concourse, ground and two upper floors either side of the Canary Wharf DLR station, and providing 98,431 sq. ft. (9,144 sq. m.) in 56 units and four cashpoints. Above the western end of the centre is Cabot Hall, a conference and entertainment venue, and below much of the centre is the Cabot Square infrastructure car park. Completed 1991. Freehold, subject to an assumed 1,000 year lease at a fixed peppercorn rent of the car park.	Let on 56 leases and licences to 51 tenants including Boots, Tesco, Thomas Pink, Gap, Starbucks Coffee Co, Austin Reed, Dixons, Prêt à Manger, Crabtree & Evelyn and Pizza Express mostly on effective full repairing and insuring leases (some with capped service charges) for terms generally of 10 years or more, of which 9 have more than 10 years term certain unexpired. Majority of tenants pay turnover rents. Five yearly upward only rent reviews generally geared to the higher of not less than 80 per cent. of open market rental value and the average of the aggregate of base and turnover rents received in previous years.	4,134,327[1]	4,870,000	72,000,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14. Canary Wharf. Canada Place Retail Centre (RT2)	The extension to the Cabot Place Retail Centre (RT1), comprising 32 units and 2 kiosks located at concourse level beneath the lawns and gardens of Canada Square. Below the retail centre are three levels of infrastructure car parking. Retail total of 6,223 sq. m. (66,984 sq. ft.) mainly in 28 units on either side of a spacious mall, plus four small units located in the link passage to the Jubilee Line station. Completed March 2000. Freehold, subject to an assumed 1,000 year lease at a fixed peppercorn rent of the car park.	Let to 33 tenants including Boots, Next, Birleys, Oasis, HSBC, Dorothy Perkins, Moss Bross, HMV and Monsoon on effective full repairing and insuring leases[7] for terms generally of 15 years from 1 January 2000. Most tenants covenant to pay turnover rents. Five yearly upward only rent reviews generally geared to the higher of not less than 80 per cent. of open market rental value and the average of the aggregate of base and turnover rents received in previous years.	3,957,783[1]	3,750,000	67,500,000
LONDON E14. Canary Wharf. Jubilee Place Retail Centre and infrastructure car park beneath, Heron Quays (RT3)	Located beneath Jubilee Place, which is alongside the Jubilee Line underground station, the property comprises a shopping centre, together with 2 sub-basement levels of infrastructure car parking. The shopping centre comprises approximately 8,346 sq. m. (89,838 sq. ft.) of retail accommodation in a total of 38 units on concourse level, together with cashpoint machines and kiosks. It is due to link with the Jubilee Line station and the existing shopping centres of Canada Place and Cabot Place. The car park has 585 car spaces and 70 motorcycle bays. Completed September 2003. Freehold.	The shopping centre is let on 37 leases to tenants including Boots, Marks & Spencer, French Connection, Starbucks and Prêt à Manger mostly on effective full repairing and insuring leases[7] for terms generally of 15 years or more, mostly from 1 July 2003. The majority of tenants pay turnover rents and have 5 yearly upward only rent reviews on the basis of defined gearing. Total contracted rent is £3,841,580 and most leases have initial rent free periods of 3 to 6 months mostly from the date of access. One retail unit is unlet. The car park is uncommitted to occupiers/ tenants, other than 56 rights to park that have been granted under licence to office tenants of HQ3 (included in the valuation of that office building and not forming part of this valuation).	1,993,500	5,227,500	67,000,000
LONDON E14. Canary Wharf. Nash Court	Two restaurant units constructed on land adjacent to 33 Canada Square (DS6) and overlooking the Nash Court piazza. Provides accommodation of 8,753 sq. ft. (813 sq. m.). Completed 2002. Freehold.	Let to two restaurant tenants, Smollensky's Balloon Ltd and Carluccio's Ltd on effective full repairing and insuring leases for terms expiring in August 2026 and December 2021 respectively. Both pay 10 per cent. turnover rents above the Base Rent. Both subject to rent reviews on 1 July 2006 and 5 yearly based on historic turnover or open market value.	426,990[1]	245,000	6,250,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Estimated Net Annual Rents Receivable	Estimated Net Annual Rents	Market Value
			£	£	£
LONDON E14. Canary Wharf. Infrastructure Car Parks	Three infrastructure car parks located at Westferry Circus, beneath Cabot Square and Cabot Place Retail Centre (RT1) and beneath Canada Place Retail Centre (RT2) including beneath 16-19 Canada Square (DS8). The total number of car spaces is 2,552, plus 301 motorcycle bays, located on two, four and three sub-basement levels respectively. Completed in 1991, 1991 and 2000/2002 respectively. Freehold and/or an assumed 1,000 year lease at a fixed peppercorn rent.	Five types of car parking interests: (i) 604 rights to park demised to office tenants (included in the valuations of the relevant office buildings), (ii) rights to park available under licence or under lease, (iii) rights to park available on concessionary passes, (iv) public car parking provision, and (v) 300 rights to park, which under the lease to Waitrose of DS8 are reserved to shoppers for 2 hours free parking if they spend a minimum of £10 per visit. Our valuation effectively is of (ii), (iii), (iv) and part of (v).	6,042,807(2)&(4)	4,270,000(3)	63,500,000

Notes:

(1) Net Annual Rents Receivable in respect of the retail properties include turnover rents. Turnover rents based on latest available figures as at 31 December 2003.

(2) The Estimated Net Annual Rents Receivable in respect of the infrastructure car parks is the net income for the year ended 31 December, 2003.

(3) The Estimated Net Annual Rents in respect of the infrastructure car parks relate to those spaces included in this valuation, and therefore are calculated at a rate per annum per car space applied to the total number of car spaces less the number of rights to park demised to office tenants and those spaces where free parking is available under the lease to Waitrose.

(4) In respect of the infrastructure car parks, the Canary Wharf Group is able to collect Net Annual Rents Receivable that are higher than the Estimated Net Annual Rents through achieving more than 100 per cent. occupancy of the car parks by not everyone exercising their rights to park at the same time.

(5) Estimated rent passing having regard to various outstanding rent reviews.

(6) Withheld on the grounds of commercial sensitivity.

(7) Some leases cap the tenant's service charge liability.

(8) The Estimated Net Annual Rents Receivable in the cases indicated reflect the fact that certain accommodtion is presently vacant and unlet. Accordingly, we have made deductions for empty rates (where appropriate) and non-recoverable building service charge, estate service charge and insurance.

(9) We have stated the Estimated Net Annual Rents in Schedule 1 and the Estimated Current Net Annual Rent when Completed and Let in Schedule 2 of all car parking spaces and motorcycle bays on an annual basis, notwithstanding that they might not be let on this basis and/or that we might not have valued them on this basis.

SCHEDULE 2

PROPERTY IN COURSE OF DEVELOPMENT

Property	Description and Tenure	Lease	Market Value in Existing State	Estimated Completion Date to Shell and Core	Estimated Costs of Completing Development	Estimated Current Net Annual Rent when Completed and Let	Market Value When Completed	Market Value when Completed and Let
			£		£	£	£	£
LONDON E14. Canary Wharf. Churchill Place Retail Centre and Car Park (RT4)	Part of existing Churchill Place car park where works are ongoing to create new retail accommodation of around 20,000 sq. ft. (1,858 sq. m.) on basement, mezzanine and ground floors. There will be a permanent loss of 122 car parking spaces and a temporary loss of 140 spaces during construction, from the total prior to the works of 733 spaces. Freehold and/or an assumed 1,000 year lease at a fixed peppercorn rent. Note (a)	There are no Agreements for Lease of the retail accommodation at the date of valuation. We understand that the retail space is required to be built as an obligation to Barclays Bank Plc, in connection with its commitment to develop BP1. Relating to the car parking, existing Licence Income of £132,500 p.a. from 53 spaces, together with nominal concessionary pass income.	4,500,000	23 July 2004	8,485,239	2.027,500	14,400,000	15,725,000

Notes

(a) Planning permission exists for this property by virtue of the Enterprise Zone legislation and the Enterprise Zone consents granted thereunder. There are no onerous conditions or other conditions material in the context at the development being carried out.

(b) In the schedule all future dates stated, including future rent payment and review dates are estimated to the extent that they are based upon the estimated dates of completion of the various building works. The same applies to all floor area figures stated, which are based upon estimates of the floor areas when the building works have been completed.

(iii) **CB Richard Ellis and FPDSavills**

CBRE
CB RICHARD ELLIS
Kingsley House, Wimpole Street, London W1G 0RE
Tel: +44 (0) 207 812 2000 Fax: +44 (0) 207 182 2273
Registered in England No.3536032
Registered Office St Martin's Court, 10 Paternoster Row, London
EC4M 7HP

FPDsavills
INTERNATIONAL PROPERTY CONSULTANTS
20 Grosvenor Hill, Berkeley Square, London W1K 3HQ
Tel: +44 (0) 207 499 8644 Fax: +44 (0) 207 495 3773
FPDSavills Commercial Limited. A subsidiary of Savills plc.
Registered in England No.2605125.
Registered Office 20 Grosvenor Street, London W1K 3HQ

The Directors
Canary Wharf Group plc
One Canada Square
Canary Wharf
London E14 5AB

The Directors and Proposed Directors
Silvestor Holdings plc
2 Lambs Passage
London EC1Y 8BB

KPMG Corporate Finance
8 Salisbury Square
London EC4Y 8BB

15 January 2004

Ladies and Gentlemen,

MARKET VALUE AS AT 31 DECEMBER 2003
JOINT VALUATION OF DEVELOPMENT PROPERTIES AT CANARY WHARF
BLACKWALL PLACE, RIVERSIDE SOUTH, NORTH QUAY SITE, 15 CANADA SQUARE and HERON QUAYS WEST

1. Instructions

1.1. In accordance with joint instructions received from Silvestor Holdings plc and Canary Wharf Group plc, by their letter dated 14 January 2004, we have inspected the properties held for development by the Canary Wharf Group described in the Schedule referred to below (the "Properties") and made all relevant enquiries in order to provide our opinion of Market Value of the Properties as at 31 December 2003 (the "Valuation Date") of the freehold interests.

1.2 This "Valuation Report" has been prepared for the purpose of inclusion in the Admission Document to be issued in respect of the admission of the Class B shares of Silvestor Holdings plc to AIM and in the Scheme Document relating to the recommended offer by Silvestor UK Properties Limited for Canary Wharf Group plc.

2. The Properties

2.1 The Properties we have valued are briefly described in the Schedule ("the Schedule") attached to this Valuation Report. Each property identified in the Schedules has been valued individually, and not as part of a portfolio.

3. Basis of Valuation

3.1. Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' ("RICS") Appraisal and Valuation Standards (5th Edition), as subsequently amended ("the Standards"). They have been undertaken by External Valuers, as defined in the Standards.

3.2. In accordance with the Standards, our valuations have been prepared on the basis of Market Value, which is defined in the Standards, as follows:

3.3. "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4. Valuations

4.1. On the bases outlined in this Valuation Report, we are of the opinion that each individual Market Value as at 31 December 2003 of the respective freehold interests, subject to and with the benefit of the various occupational leases and otherwise with the benefit of vacant possession, as summarised in the Schedule, is as stated against that property in the Schedule.

4.2. Our valuations are exclusive of any VAT.

4.3 The aggregate of the said individual Market Values is £240,000,000 (TWO HUNDRED AND FORTY MILLION POUNDS).

5. Transaction Costs

5.1. No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a property. Our valuations are, however, net of acquisition costs.

5.2 Our valuations reflect the current Stamp Duty status of the Properties, namely that they are all in an area declared to be a "disadvantaged area", and therefore properties purchased therein do not attract Stamp Duty. Our valuations also reflect the fact that this status is subject to review and the likelihood of it being removed in the future, perhaps as early as 2006.

6. Assumptions and Sources of Information

Floor Areas

6.1. We have relied upon the floor areas of the buildings proposed to be developed and the site areas as provided to us by the Canary Wharf Group. We assume that all floor area figures provided are complete and correct and calculated in accordance with the Fifth Edition of the Code of Measuring Practice issued by the RICS. All of the areas quoted in this Valuation Report are approximate.

Plant and Machinery

6.2. Upon completion of each development, landlords' plant and machinery such as lifts, escalators, air conditioning and other normal service installations have been treated as an integral part of each property and are included within our valuations. Process plant and machinery, tenants' fixtures and specialist trade fittings have been excluded from our valuations.

Environmental Investigations, Ground Conditions and High Voltage Apparatus

6.3. We have not ourselves undertaken any environmental investigations, for contamination or otherwise. We have had sight of various environmental reports and understand that the ground contains certain contaminants. We further understand that the construction costs provided to us allow for any remediation works that may be required.

6.4. We have assumed that, except to the extent disclosed to us by the Canary Wharf Group, there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

6.5. We are informed that high voltage supply apparatus exists or will exist within, or in close proximity to the Properties. If required, technical information can be obtained from the National Radiological Protection Board. Public perception that higher than normal electromagnetic fields may affect health could adversely affect future marketability and value. We do not believe the market would make a discount to reflect these matters, and therefore in our valuations we have made no allowance for them.

Inspection

6.6. We have inspected every property externally during 2003. We have been advised by the Directors of the Canary Wharf Group that there have been no material changes to any of the Properties.

Building Structure

6.7. We were not instructed to carry out structural surveys for the purpose of the Valuation and have assumed there to be no structural or latent defects within the Properties. We have assumed that no known deleterious or hazardous materials have been or will be utilised in the construction of any of the Properties. In view of the fact that the Properties are yet to be constructed, we consider this assumption to be reasonable.

Town Planning and Statutory Requirements

6.8. We have made verbal town planning enquiries only. In the course of our enquiries, the local planning authority advised us that there are no adverse town planning, highway or other schemes or proposals. Information supplied to us by planning officers is, however, given without liability on their part, and we cannot therefore accept responsibility for incorrect information or for material omissions in the information supplied.

6.9. All the Properties have certain planning permissions for development and in all cases we assume these are valid consents. In certain instances, the Properties possess potential for enhancing the existing consent(s) and we have reflected this to the extent to which we consider that open market purchasers would reflect it in their bid for the Properties.

6.10. We have assumed that all buildings will comply with all statutory and local authority requirements including building, fire and health and safety regulations.

Tenure and Tenancies

6.11. In relation to all the Properties other than the North Quay site and Heron Quays West, we have inspected the Certificate of Title prepared by the Canary Wharf Group's solicitors and dated 9 March 1999 and their Confirmatory Certificate of Title dated 24 March 1999 (the "Certificates"). We have also been provided with updated information/certificates by the Canary Wharf Group and confirm as follows:

(a) where we have relied upon information provided to us by the Canary Wharf Group, such information is not inconsistent with the Certificates;

(b) we have assumed that, save as disclosed by the Certificates, the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations; and

(c) we have assumed that, save as disclosed by the Certificates, nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially adversely affect the respective values of the Properties.

6.12. In respect of the North Quay site, we have not seen any legal documents but have been informed that the property is owned freehold and that there are no restrictions which would affect value.

6.13. In respect of Heron Quays West, we have been provided with summary information in relation to the lettings and other interests.

6.14. No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

Third Party Covenants

6.15. We have not conducted credit enquiries into the financial status of any of the purchasers, building contractors, or other parties with whom the Canary Wharf Group has entered into contracts. However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of these parties. We have also assumed that each party is capable of meeting its obligations, and that there are no material undisclosed breaches of covenant.

Intra-Group Leases

6.16. We are informed that the Properties are subject to a number of intra-group leases. As instructed, these have been ignored by us in undertaking our valuations.

Unlet and Canary Wharf Group Occupied Accommodation

6.17. We have assumed that full vacant possession can be provided of all accommodation which is unlet or occupied by the Canary Wharf Group or by its employees or contractors.

7. Properties Held for Development

7.1. We have assumed a phased development of the undeveloped land over a period of years, as described in footnote 4 of the Schedule. We have relied upon construction cost estimates provided by the Canary Wharf Group, which we have compared with the construction cost estimates certified elsewhere on the Estate from time to time by the Canary Wharf Group's Quantity Surveyors. In our valuation calculations, we have made allowances for variations in rental values, construction costs and capital values over the anticipated development period.

7.2. Our valuations allow for all construction costs, infrastructure costs, fees, letting, disposal and marketing costs, finance costs, the costs of completing buildings to Category A standard, costs incurred during any periods whilst a property may remain unlet and other expenditure likely to be involved in the development of the Properties. We have also made appropriate allowances for developers' profit and risk.

8. Future Rental Growth

8.1 We have been asked to comment on the future rental growth prospects for new offices on the Canary Wharf Estate. Our respective companies each produce forecasts of rents for new offices in central London and various sub-markets. These forecasts are not identical but show a similar pattern, with faster future rental growth in the West End market, whereas the City is expected to continue experiencing further weakness for the next 12-18 months before rents start rising again, reflecting the different demand/supply balances in these markets. We expect rents on the Canary Wharf Estate not to be as weak as the City over the next 18 months or so owing to the quality of the office accommodation being offered and quality of the overall environment with its predominantly single ownership and high quality shopping centres and other support services, with more significant growth in 2007 and 2008. Thus we would expect that rental levels as at December 2007 would be similar to those in December 2002 and in December 2008 similar to levels achieved on lettings in 2001.

8.2 Any forecast, especially one for five years, is based on a number of key assumptions, which in this case include future levels of global, UK and the Financial and Business Sector economic activity, supply and demand for offices in the Central London market and on the Canary Wharf Estate. We would also refer the reader to the Cautionary Note Regarding Forward Looking Statements at the front of this document, which highlights other factors that should be taken into account. Forecasts over the medium and longer term are volatile and subject to change.

9. Independence

9.1. The total fees including the fee for this assignment, earned by CB Richard Ellis Limited and FPDSavills Commercial Limited (or other companies forming part of the same group of companies within the UK) from the Canary Wharf Group (or other companies forming part of the same group of companies) is less than 5.0 per cent. of the respective companies' total UK revenues.

10. Disclosure

10.1. The signatories of this report have continuously been the signatories of valuations for the Canary Wharf Group since 1996. Both CB Richard Ellis Limited (formerly CB Hillier Parker) and FPD Savills Commercial Limited have continuously been carrying out valuation instructions for the Canary Wharf Group since 1996.

10.2. CB Richard Ellis Limited has carried out Valuation, Agency and Professional services on behalf of the Canary Wharf Group for between 5 and 9 years. FPD Savills Commercial Limited has carried out valuation services on behalf of the Canary Wharf Group for seven years.

11. Directors' Dealings

11.1 We are not aware of any dealings or potential dealings in the Properties by Canary Wharf Directors.

12. Responsibility

12.1. This Valuation Report is for the use only of the following parties:

(a) the addressees of this Report; and

(b) Shareholders of Silvestor Holdings plc,

and may be relied upon by each of them in connection with the Scheme of Arrangement and admission of the Class B Shares of Silvestor Holdings plc to trading on AIM, and for no other purpose.

12.2. Neither the whole nor any part of this Valuation Report nor any reference thereto may be included in any other published document, circular or statement, nor published in any way without our written approval of the form and context in which it is to appear.

Yours faithfully
For and on behalf of
CB Richard Ellis Limited

D C Martin BSc IRRV
Senior Director

Yours faithfully
For and on behalf of
FDP Savills Commercial Limited

WAC Newsom FRICS
Director

SCHEDULE

PROPERTIES HELD FOR DEVELOPMENT

Property	Description, age and tenure	Agreements entered into	Market Value £
Blackwall Place (previously known as Canary Wharf Eastern Area), London E14	Approximately 3 acres of land around Churchill Place comprising Plots BP2, 3 and 4, on which it is proposed to develop offices and additional car parking and infrastructure work. Freehold. (Notes 1, 2, 3 and 5).	None	55,000,000
Riverside South, London E14	A site of approximately 4.5 acres situated between Westferry Circus and the River Thames, on which it is proposed to develop office accommodation with some retail facilities and associated car parking and infrastructure works. Freehold. (Notes 3 and 4).	None	70,000,000
North Quay Site, London E14	A site of approximately 6.5 acres situated on North Quay between West India Quay DLR Station and Billingsgate Fish Market. It is proposed to develop the site as offices with some ground floor retailing and associated car parking and infrastructure works. Freehold. (Notes 3 and 6).	None	55,000,000
15 Canada Square (DS3)	Currently a site where it is proposed to develop a 13-storey office building of approximately 60,387 sq. m. (650,000 sq. ft.) with some retail at promenade level. Freehold. (Notes 1, 2, 3 and 5).	None	45,000,000

Property	Description, age and tenure	Agreements entered into	Market Value £
Heron Quays West	A wharf occupied by 15 units, mostly comprising mid 1980's light industrial warehouse and office buildings, two of which have been demolished, plus a public house. The existing planning permission is for a 134,709 sq. m. (1.45m sq. ft.) gross development, which includes 121,796 sq. m. (1.311m sq. ft.) gross of office buildings, subject to acquisition of ownerships. Freehold of wharf, plus various intermediate leasehold interests. The Canary Wharf Group has interests with value in ten of the units providing 9,283 sq. m. (99,920 sq. ft.). (Notes 3, 7 and 8).	The Canary Wharf Group enjoys vacant possession of seven units. The remainder are let on a variety of leases. Seven units are subject to leases that go beyond June 2011. The Canary Wharf Group has entered into options to purchase various superior interests in relation to various units where (in all but one case) it holds the occupational interest.	15,000,000

Note 1

Planning permission exists for the developments at Blackwall Place and 15 Canada Square (DS3) by virtue of the Enterprise Zone legislation and Enterprise Zone consents granted thereunder.

Note 2

Some infrastructure works to allow faster construction of some or all of these areas have been completed.

Note 3

In our valuations we have adopted a phased development programme, which assumes development of DS3 followed by Blackwall Place, Riverside South, North Quay and finally Heron Quays West. This maximises the use of the existing infrastructure before the construction of significant new infrastructure. We have also considered the potential for alternative residential development and this provides a higher value for Riverside South and North Quay than their potential for office development. Our valuations therefore assume that these two properties would be sold today to a residential developer. We have assumed a scheme of 222,058 sq. m. (2.39 million sq. ft.) gross on North Quay and 165,367 sq. m. (1.78 million sq. ft.) gross on Riverside South.

Note 4

Riverside South has a current planning consent for approximately 92,903 sq. m. (1,000,000 sq. ft.) gross of residential and commercial accommodation. The Canary Wharf Group is hopeful of obtaining a revised mix of uses and also wishes to increase the amount of space to be developed. We believe that a purchaser in the market would also wish to increase the amount of accommodation on the site and therefore we have reflected this in our valuation.

Note 5

Construction works have commenced on substructure and associated works to enable works to commence on the construction of some of the office buildings.

Note 6

North Quay has planning consent for approximately 180,262 sq. m. (1.94 million sq. ft.) gross of hotel/conference/exhibition space and retail and office accommodation. The Canary Wharf Group is hopeful of obtaining consent for a revised mix of uses being mainly offices and omitting the hotel and similar uses. We believe the market would assume the current unviable consent could be varied and we have therefore reflected this in our valuation.

Note 7

At Heron Quays West, the existing planning permission relates to Heron Quays West and other land not included in this valuation. We have valued Heron Quays West reflecting this position.

Note 8

We have valued the site on the basis of the existing use plus an element of hope value for future development.

PART 8

ADDITIONAL INFORMATION

1. Responsibility

(a) *Canary Wharf*

With the exception of Paul Reichmann (who is connected with IPC Advisors, a potential offeror for the Company), the Canary Wharf Directors, whose names are set out in paragraph 2(a) below, accept responsibility for all the information contained in this document (save that George Iacobescu and A. Peter Anderson II do not accept responsibility for paragraphs 5, 6 and 15 of Part 1 of this document) except for the information relating to Silvestor, Silvestor Holdings, the arrangements relating to the Consortium (including the arrangements with HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and the Government of Qatar, Supreme Council for Economic Affairs and Investment), the MS Funds, the Glick Entities, the Whitehall 2001 Funds and the information in this Part 8 concerning Paul Reichmann and his immediate family and persons connected with him (within the meaning of section 346 of the Act). The Takeover Panel has consented to the exclusion of Mr. Reichmann from this responsibility statement.

Paul Reichmann accepts responsibility for all of the information contained in Part 8 of this document relating to himself and his immediate family and persons connected with him (within the meaning of section 346 of the Act).

To the best of the knowledge and belief of the Canary Wharf Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) *Silvestor*

The Silvestor directors and the Silvestor Holdings directors (including the proposed directors of Silvestor Holdings), whose names are set out in paragraph 2(b) below, accept responsibility for all the information contained in this document relating to Silvestor and Silvestor Holdings (respectively) and the information relating to the arrangements with HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and the directors of Silvestor and of Silvestor Holdings (respectively) and their immediate families and persons connected with them (within the meaning of section 346 of the Act).

To the best of the knowledge and belief of the Silvestor directors and the Silvestor Holdings directors (including the proposed directors of Silvestor Holdings) (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(c) *The MSREF Funds and the MSRESS Funds*

Jay Mantz, John Carrafiell and Stephane Theuriau accept responsibility for all the information contained in this document relating to the MSREF Funds, the MSRESS Funds and the information relating to the Government of Qatar, Supreme Council for Economic Affairs and Investment. To the best of the knowledge and belief of each of Jay Mantz, John Carrafiell and Stephane Theuriau (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(d) *The Princes Gate Investors*

Gavin MacDonald accepts responsibility for all the information contained in this document relating to the Princes Gate Investors. To the best of the knowledge and belief of Gavin MacDonald (who has taken all reasonable care to ensure that such is the case), the information contained in this document for which he is responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(e) *The Glick Entities*

Shmuel Levinson and Simon Glick accept responsibility for all the information contained in this document relating to the Glick Entities. To the best of the knowledge and belief of each of Shmuel

Levinson and Simon Glick (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(f) *The Whitehall funds*

Richard Powers and Stuart Rothenberg accept responsibility for all the information contained in this document relating to the Whitehall funds, including the Whitehall 2001 Funds. To the best of the knowledge and belief of Richard Powers and Stuart Rothenberg (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. The Canary Wharf Directors and the Silvestor Directors and the Silvestor Holdings Directors

(a) The Canary Wharf Directors and their respective positions are:

Name	Position held
Sir Martin Jacomb	Non-executive Director, Chairman of the Independent Committee, acting Chairman of the Company*
George Iacobescu, CBE	Chief Executive
A. Peter Anderson II	Managing Director, Finance
Paul Reichmann	Executive Director*
Sir John Carter	Non-executive Director
Christopher Jonas, CBE	Non-executive Director
Michael Price	Non-executive Director
Gerald Rothman	Non-executive Director
Robert Speirs	Non-executive Director
Andrew Tisch	Non-executive Director

*At the annual general meeting of the Company held on 12 November 2003, Paul Reichmann temporarily stepped aside from his position as Chairman of the Company and Sir Martin Jacomb assumed the position of acting Chairman of the Company. Paul Reichmann has informed the board of the Company that from the time of publication of this document he will not act as a director or participate in that capacity in the affairs of the Company until the offer process is finally concluded.

The Company's registered office is at One Canada Square, Canary Wharf, London E14 5AB.

(b) The directors of Silvestor Holdings and Silvestor and their respective positions are:

Silvestor Holdings

Name	Position held
Shmuel David Levinson	Non-executive Director
Stephane Theuriau	Non-executive Director
A. Peter Anderson II	Proposed executive Director
John Anthony Carrafiell	Proposed non-executive Director
George Iacobescu	Proposed executive Director
Gavin Lee MacDonald	Proposed non-executive Director
Jay Mantz	Proposed non-executive Director
Alexander Heini Philip Midgen	Proposed non-executive Director
Richard Powers	Proposed non-executive Director

Note: The proposed directors of Silvestor Holdings will be appointed upon the Scheme becoming effective.

Silvestor

Name	Position held
Shmuel David Levinson	Non-executive Director
Stephane Theuriau	Non-executive Director

The registered office of each of Silvestor and Silvestor Holdings is at 2 Lambs Passage, London EC1Y 8BB.

3. Market quotations

Set out below are the closing middle market quotations of Canary Wharf Shares as derived from the Daily Official List on:

(a) the first business day of each of the six months immediately prior to the date of this document;

(b) 24 April 2003 (the last business day prior to speculation surrounding a potential offer for the Company);

(c) 5 June 2003 (the last business day before the commencement of the Offer Period); and

(d) 12 January 2004 (the last practicable business day prior to the publication of this document).

Date	Canary Wharf Share price (pence)
24 April 2003	157.5
5 June 2003	180
1 July 2003	256.5
1 August 2003	255
1 September 2003	263
1 October 2003	272
3 November 2003	240
1 December 2003	242
2 January 2004	268.75
12 January 2004	266

Save as set out in paragraph 4(b) of this Part 8, no transactions have taken place in shares in Silvestor Holdings since its incorporation on 29 September 2003 or in Silvestor since its incorporation on 20 August 2003.

4. Shareholdings and dealings

For the purposes of this paragraph 4, "disclosure period" means the period commencing on 6 June 2002 (being the date 12 months prior to the commencement of the Offer Period) and ending on 12 January 2004 (the last practicable business day prior to the publication of this document).

(a) ***Shareholdings and dealings in Canary Wharf Shares***

(i) *Canary Wharf parties*

(1) The interests of the Canary Wharf Directors and their immediate families and connected persons (within the meaning of section 346 of the Act), all of which are beneficial unless otherwise stated, in the share capital of the Company (as shown in the register required to be kept under section 325 of the Act or which have been notified or are required to be notified to the Company pursuant to sections 324 or 328 of the Act) as at the last day of the disclosure period were as follows:

Name	Number of Canary Wharf Shares
Sir Martin Jacomb	15,152
G. Iacobescu	806,946[(a), (b)]
A. P. Anderson II	6,544[(c)]
P. Reichmann	51,915,085[(d)]
Sir John Carter	15,576
C. W. Jonas	49,633
M. F. Price	3,000,000
G. Rothman	53,574
R. Speirs	7,576

Notes:

(a) Includes a non-beneficial holding of 527 shares held by Mrs Iacobescu.

(b) Includes 3,906 Partnership and Matching shares under the Canary Wharf All Employee Share Plans.

(c) Includes 4,131 Partnership and Matching shares under the Canary Wharf All Employee Share Plans.

(d) Non-beneficial, held by various subsidiaries of LMR Trust, a discretionary trust for the benefit of, amongst others, the Paul Reichmann family. For further details of these interests please see sub-paragraph (3) below. In addition, the LMR Trust, through its subsidiary IPC Advisors Limited, holds warrants to subscribe for 42,950,679 Canary Wharf Shares (as described in sub-paragraph (4) below).

(2) The Canary Wharf Directors had the following interests in options over unissued Canary Wharf Shares under the terms of the Canary Wharf Share Schemes (each granted for nil consideration) as at the last day of the disclosure period:

A. P. Anderson II

Approved/ Unapproved	Number of Canary Wharf Shares	Adjusted price per option (p)	Earliest Exercise Date	Expiry Date
Unapproved[1]	531,960	331.17	01/04/02	31/03/09
Unapproved[2]	265,980	331.17	01/04/02	31/03/09
Unapproved[3]	398,969	331.17	01/04/02	31/03/09
Approved[1]	4,022	400.00	01/04/02	31/03/09
Approved[2]	2,011	400.00	01/04/02	31/03/09
Approved[3]	3,016	400.00	01/04/02	31/03/09
Unapproved[3]	905,879	331.17	01/01/06	31/03/09
	2,111,837			

G. Iacobescu

Approved/ Unapproved	Number of Canary Wharf Shares	Adjusted price per option (p)	Earliest Exercise Date	Expiry Date
Unapproved[1]	881,722	65.82	03/03/98	02/03/08
Unapproved[1]	1,015,096	331.17	01/04/02	31/03/09
Unapproved[2]	507,547	331.17	01/04/02	31/03/09
Unapproved[3]	761,322	331.17	01/04/02	31/03/09
Approved[1]	4,022	400.00	01/04/02	31/03/09
Approved[2]	2,011	400.00	01/04/02	31/03/09
Approved[3]	3,016	400.00	01/04/02	31/03/09
Unapproved[3]	1,811,758	331.17	01/01/06	31/03/09
	4,986,494			

Notes:

1 Options which have vested and are exercisable or became exercisable during the year;

2 Options which are vested and are not yet exercisable;

3 Options which have not yet vested.

(3) Of the 51,915,085 Canary Wharf Shares in which the LMR Trust (and, consequently, Paul Reichmann) is interested, it is interested in 40,000,000 of them by virtue of financing arrangements entered into by certain of its subsidiaries. Under these financing arrangements, which were structured as three equity swap agreements, the LMR Trust's subsidiaries transferred shares to lenders in return for loans. They have the right to require the transfer of 40,000,000 Canary Wharf Shares to them upon repayment of the loans plus any outstanding interest and expenses. Two of the equity swaps are with Dresdner Bank AG and a subsidiary of it (one requiring the transfer of 15,000,000 Canary Wharf Shares and one requiring the transfer of 10,000,000 Canary Wharf Shares) and one is with Credit Agricole Lazard Financial Products Bank ("CALFP") (requiring the transfer of 15,000,000 Canary Wharf Shares). The Company is not aware of the price at which these swaps were transacted or the amount of debt currently outstanding against these Canary Wharf Shares.

(4) Warrants over 32,240,400 and 10,710,279 Canary Wharf Shares (as adjusted) are held by IPC Advisors Limited, a subsidiary of the LMR Trust. Subject to any adjustment to the exercise price arising in accordance with the terms of the Warrants, these warrants are exercisable until 31 December 2005 at a price of 375 pence per Canary Wharf Share and 1 April 2006 at a price of 275 pence per Canary Wharf Share respectively.

(5) As at the last day of the disclosure period, CALFP was interested in 15,000,000 Canary Wharf Shares. Although CALFP is an independent bank, Lazard, an adviser of the

Company as specified in sub-paragraph (2) of the definition of "associate" set out in sub-paragraph (d) below, is deemed to be interested in these shares for the purposes of the Code.

(6) As at the last day of the disclosure period, the following advisers of the Company as specified in sub-paragraph (2) of the definition of associate (excluding any exempt market-makers) owned or controlled the following shareholdings in the Company:

Name	Number of Canary Wharf Shares
Credit Suisse First Boston International	165,807
Credit Suisse Private Banking London	22,800*

* non-beneficial

(7) During the disclosure period the dealings for value by Canary Wharf Directors, their immediate families and connected persons (within the meaning of section 346 of the Act) in Canary Wharf Shares (as shown in the register required to be kept under section 325 of the Act or which have been notified or are required to be notified to the Company pursuant to sections 324 or 328 of the Act) were as follows:

Name	Date	Nature of transaction	Number of Canary Wharf Shares	Price per Canary Wharf Share (£)
G. Iacobescu	28/06/2002	Share acquisition via the AESOP	87	4.318
	10/07/2002	Exercise of executive share options	300,000	0.795
	10/07/2002	Share sale	(300,000)	4.40
	29/07/2002	Share acquisition via the AESOP	90	4.1714
	27/08/2002	Share acquisition via the AESOP	90	4.106451
	04/10/2002	Share acquisition via the AESOP	117	3.270921
	05/11/2002	Exercise of executive share options	1,020,000	0.795
	05/11/2002	Share sale	(220,000)	3.83
	07/11/2002	Share acquisition via the AESOP	99	3.734721
	02/12/2002	Share acquisition via the AESOP	141	2.69461
	23/12/2002	Share acquisition via the AESOP	159	2.36481
	24/01/2003	Share acquisition via the AESOP	156	2.379508
	27/02/2003	Share acquisition via the AESOP	162	2.30
	31/03/2003	Share acquisition via the AESOP	261	1.4475
	29/04/2003	Share acquisition via the AESOP	219	1.7115
	27/05/2003	Share acquisition via the AESOP	210	1.79
	01/07/2003	Share acquisition via the AESOP	144	2.60
	29/07/2003	Share acquisition via the AESOP	150	2.51
	01/09/2003	Share acquisition via the AESOP	141	2.6254
	03/10/2003	Share acquisition via the AESOP	141	2.685
	05/11/2003	Share acquisition via the AESOP	156	2.4175
	01/12/2003	Share acquisition via the AESOP	153	2.413
	23/12/2003	Share acquisition via the AESOP	141	2.6686
A. P. Anderson II	28/06/2002	Share acquisition via the AESOP	87	4.318
	29/07/2002	Share acquisition via the AESOP	90	4.1714
	27/08/2002	Share acquisition via the AESOP	90	4.106451
	04/10/2002	Share acquisition via the AESOP	114	3.270921
	07/11/2002	Share acquisition via the AESOP	102	3.734721
	02/12/2002	Share acquisition via the AESOP	138	2.69461
	23/12/2002	Share acquisition via the AESOP	159	2.36481
	24/01/2003	Share acquisition via the AESOP	159	2.379508
	27/02/2003	Share acquisition via the AESOP	162	2.30
	31/03/2003	Share acquisition via the AESOP	261	1.4475
	29/04/2003	Share acquisition via the AESOP	219	1.7115
	27/05/2003	Share acquisition via the AESOP	207	1.79
	01/07/2003	Share acquisition via the AESOP	144	2.60
	29/07/2003	Share acquisition via the AESOP	150	2.51
	01/09/2003	Share acquisition via the AESOP	144	2.6254
	03/10/2003	Share acquisition via the AESOP	138	2.685
	05/11/2003	Share acquisition via the AESOP	156	2.4175
	01/12/2003	Share acquisition via the AESOP	156	2.413
	23/12/2003	Share acquisition via the AESOP	141	2.6686

Name	Date	Nature of transaction	Number of Canary Wharf Shares	Price per Canary Wharf Share (£)
P. Reichmann[(a)]	15/12/2003	Gift[(b)]	10,000,000	Nil
	19/12/2003	Unwinding of swap	10,000,000	N/A[(c)]
Sir John Carter	14/11/2002	Share purchase	8,000	2.8325
C. W. Jonas	31/03/2003	Share purchase	34,482	1.4475
M. F. Price	13/03/2003	Share purchase	2,000,000	1.7404
	14/03/2003	Share purchase	1,000,000	1.5456

Notes:

(a) On 17 December 2003, IPC Advisors Corporation, a company owned by a trust for the benefit of the family of Paul Reichmann, became interested in 52,750,000 Canary Wharf Shares by virtue of a conditional irrevocable undertaking given in favour of IPC Advisors. The shares the subject of that irrevocable undertaking are (so far as IPC Advisors is aware) registered in the name of Trilon International, Inc., a company controlled by Brascan. This interest was not required to be notified to the Company pursuant to Sections 324 or 328 of the Act.

(b) On 15 December 2003, the LMR Trust acquired for no consideration the holding company of RCW Investments Limited. RCW Investments Limited was interested (within the meaning of schedule 13 of Part 1 of the Companies Act) in 10,000,000 Canary Wharf Shares.

(c) On 19 December 2003, RCW Investments Limited ("RCW") acquired 10,000,000 Canary Wharf Shares pursuant to the unwinding of a financing agreement, structured as an equity swap arrangement, previously entered into with CALFP. Under this financing arrangement, RCW borrowed money from CALFP. Upon repayment of that loan, RCW was entitled to require the transfer to it of 10,000,000 Canary Wharf Shares.

RCW has repaid the loan and upon the unwinding of the equity swap arrangement the beneficial interest in those shares was transferred to Canary Investments S.a.r.l., another wholly owned subsidiary within the LMR Trust. The price paid to CALFP was £13,867,407.60 comprising the principal of the outstanding loan plus fees and expenses and was not dependent on the market price of a Canary Wharf Share.

(8) The following persons, who are associates of the Company falling within the definition of "associate" set out in sub-paragraph 4(d)(i)(2) below, excluding any exempt market makers, dealt for value in Canary Wharf Shares during the Offer Period:

Name	Date	Nature of transaction	Number of Canary Wharf Shares	Price per Canary Wharf Share (£)
CSFB (Europe) Ltd	27/06/2003	Sale	52	2.59
CSFB (Europe) Ltd	25/11/2003	Sale	400	2.41
Credit Suisse Private Banking	17/09/2003	Purchase	22,800	2.69
CSFB LLC	14/11/2003	Sale	1,000,000	2.46
CSFB LLC	14/11/2003	Sale	50,000	2.49
CSFB International	09/01/2004	Sale	1,853	2.65
CALFP	19/12/2003	Sale	10,000,000	1.39

(ii) *Silvestor parties*

(1) As at the last day of the disclosure period, the following persons deemed to be acting in concert with Silvestor for the purposes of the Acquisition, owned or controlled the following shareholdings in the share capital of the Company (beneficially held unless otherwise noted):

Name	Number of Canary Wharf Shares
GF Investments II, LLC	46,096,888
Daniel Sklarin as Trustee of the Louis and Simon Glick New Jersey 1987 Trust	21,162,736[a]
Daniel Sklarin as Trustee of the Louis Glick and Seymour Pluchenik New Jersey 1987 Trust	16,593,739[a]
Chichester Offshore Limited	1,151,300

Note.

(a) Held as trustee.

(2) As at the last day of the disclosure period, the following persons, who have given undertakings to Silvestor to vote in favour of the Scheme, owned or controlled the following shareholdings in the share capital of the Company:

Name	Number of Canary Wharf Shares
Kingdom 5-KR 125, Ltd.	3,500,000[a]
Kingdom 5-KR 135, Ltd.	9,788,000[a]

Note.

(a) Held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family. In July 2002, Kingdom 5-KR 135, Ltd. sold 3,500,000 Canary Wharf Shares to Kingdom 5-KR 125, Ltd. at a price of US$6.36 per Canary Wharf Share.

(3) As at the last day of the disclosure period, the following persons, who are associates of Silvestor Holdings falling within the definition of "associate" set out in sub-paragraph 4(d)(i)(2) below, owned or controlled the following shareholdings in the share capital of the Company:

Name	Number of Canary Wharf Shares
Morgan Stanley Securities Limited	385,533
Goldman Sachs International, Goldman Sachs Asset Management, L.P., Goldman Sachs Asset Management International and Goldman Sachs Princeton L.L.C.	293,317

(4) During the disclosure period the dealings for value in Canary Wharf Shares by persons deemed to be acting in concert with Silvestor for the purposes of the Acquisition were as follows:

Name	Date	Nature of transaction	Number of Canary Wharf Shares	Price per Canary Wharf Share (£)
Louis & Simon Glick New Jersey 1987 Trust	9/7/2002	Sale	1,888,584	4.40000
Louis Glick & Seymour Pluchenik New Jersey 1987 Trust	9/7/2002	Sale	811,416	4.40000
Development Fund for Torah Chinuch in Israel	9/7/2002	Sale	300,000	4.40000
Louis & Simon Glick New Jersey 1987 Trust	2/10/2002	Purchase	31,267	3.22100
Louis Glick & Seymour Pluchenik New Jersey 1987 Trust	2/10/2002	Purchase	23,733	3.22100
Louis & Simon Glick New Jersey 1987 Trust	8/10/2002	Purchase	351,346	3.21540
Louis Glick & Seymour Pluchenik New Jersey 1987 Trust	8/10/2002	Purchase	278,654	3.21540
Louis & Simon Glick New Jersey 1987 Trust	11/10/2002	Purchase	13,942	3.20000
Louis Glick & Seymour Pluchenik New Jersey 1987 Trust	11/10/2002	Purchase	11,058	3.20000
Louis & Simon Glick New Jersey 1987 Trust	20/11/2002	Purchase	61,346	2.48000
Louis Glick & Seymour Pluchenik New Jersey 1987 Trust	20/11/2002	Purchase	48,654	2.48000
GF Investments II, LLC	22/4/2003	Purchase	197,195	1.41221
GF Investments II, LLC	30/5/2003	Purchase	20,000	1.74870

(5) The following persons, who are associates of Silvestor Holdings falling within the definition of "associate" set out in sub-paragraph 4(d)(i)(2) below, dealt for value in Canary Wharf Shares during the Offer Period:

Name	Date	Nature of transaction	Number of Canary Wharf Shares	Price per Canary Wharf Share (£)
Morgan Stanley Securities Limited	6/6/2002 to 5/9/2002	Purchase	7,441,389	4.93 – 3.61
Morgan Stanley Securities Limited	6/6/2002 to 5/9/2002	Sale	8,971,106	4.93 – 3.66
Morgan Stanley Advisers Inc	6/6/2002 to 5/9/2002	Sale	2,368	4.21
Morgan Stanley Investment Management Inc	6/6/2002 to 5/9/2002	Purchase	72,800	4.82 – 3.78
Morgan Stanley Securities Limited	6/9/2002 to 5/12/2002	Purchase	9,703,483	4.06 – 2.45
Morgan Stanley Securities Limited	6/9/2002 to 5/12/2002	Sale	6,764,146	4.07 – 2.47
Morgan Stanley Advisers Inc	6/9/2002 to 5/12/2002	Sale	64,400	3.37 – 3.25
Morgan Stanley Investment Management Inc	6/9/2002 to 5/12/2002	Sale	154,970	3.37 – 3.20
Morgan Stanley Securities Limited	6/12/2002 to 5/3/2003	Purchase	6,054,621	2.68 – 2.09
Morgan Stanley Securities Limited	6/12/2002 to 5/3/2003	Sale	6,709,808	2.77 – 2.10
Morgan Stanley Advisers Inc	6/12/2002 to 5/3/2003	Sale	123,977	2.36 – 2.25
Morgan Stanley Investment Management Inc	6/12/2002 to 5/3/2003	Purchase	21,669	2.55 – 2.36
Morgan Stanley Investment Management Inc	6/12/2002 to 5/3/2003	Sale	352,735	2.36 – 2.25
Morgan Stanley Securities Limited	6/3/2003 to 5/4/2003	Purchase	7,106,258	2.37 – 1.29
Morgan Stanley Securities Limited	6/3/2003 to 5/4/2003	Sale	5,654,120	2.40 – 1.29
Morgan Stanley Securities Limited	6/4/2003 to 5/5/2003	Purchase	4,724,509	1.73 – 1.38
Morgan Stanley Securities Limited	6/4/2003 to 5/5/2003	Sale	5,408,098	1.73 – 1.38
Morgan Stanley Securities Limited	6/5/2003 to 5/6/2003	Purchase	6,547,520	1.92 – 1.58
Morgan Stanley Securities Limited	6/5/2003 to 5/6/2003	Sale	7,109,765	1.92 – 1.61
Morgan Stanley Securities Limited	6/6/2003 to 12/1/2004	Purchase	11,155,515	2.76 – 2.31
Morgan Stanley Securities Limited	6/6/2003 to 12/1/2004	Sale	10,278,741	2.77 – 1.82
Goldman Sachs International	6/6/2002 to 5/9/2002	Purchase	10,167,699	4.88 – 3.69
Goldman Sachs International	6/6/2002 to 5/9/2002	Sale	13,176,045	4.88 – 3.69
Goldman Sachs Asset Management, L.P.	6/6/2002 to 5/9/2002	Purchase	5,403,021	4.49 – 2.56
Goldman Sachs Asset Management, L.P.	6/6/2002 to 5/9/2002	Sale	30,961	4.33 – 3.96
Goldman Sachs Asset Management International	6/6/2002 to 5/9/2002	Purchase	56,716	4.06
Goldman Sachs Asset Management International	6/6/2002 to 5/9/2002	Sale	30,961	4.453 – 3.955
Goldman Sachs Princeton LLC	6/6/2002 to 5/9/2002	Purchase	44,999	4.843 – 4.047
Goldman Sachs Princeton LLC	6/6/2002 to 5/9/2002	Sale	195,572	4.86 – 3.71
Goldman Sachs International	6/9/2002 to 5/12/2002	Purchase	10,248,375	4.06 – 2.49
Goldman Sachs International	6/9/2002 to 5/12/2002	Sale	11,482,203	4.03 – 2.49
Goldman Sachs Asset Management, L.P.	6/9/2002 to 5/12/2002	Purchase	337,474	4.64 – 3.13
Goldman Sachs Asset Management, L.P.	6/9/2002 to 5/12/2002	Sale	88,576	3.88 – 2.59
Goldman Sachs Princeton LLC	6/9/2002 to 5/12/2002	Purchase	14,200	3.286
Goldman Sachs Princeton LLC	6/9/2002 to 5/12/2002	Sale	93,886	3.750 – 2.839
Goldman Sachs International	6/12/2002 to 5/3/2003	Purchase	16,849,050	2.68 – 2.11
Goldman Sachs International	6/12/2002 to 5/3/2003	Sale	14,882,765	2.69 – 2.10
Goldman Sachs Asset Management, L.P.	6/12/2002 to 5/3/2003	Purchase	237,392	4.20 – 2.36
Goldman Sachs Asset Management, L.P.	6/12/2002 to 5/3/2003	Sale	175,742	2.36 – 2.29
Goldman Sachs Princeton LLC	6/12/2002 to 5/3/2003	Purchase	138,050	2.477 – 2.395
Goldman Sachs Princeton LLC	6/12/2002 to 5/3/2003	Sale	13,609	2.395
Goldman Sachs International	6/3/2003 to 5/4/2003	Purchase	9,191,579	2.36 – 1.30
Goldman Sachs International	6/3/2003 to 5/4/2003	Sale	9,967,432	2.36 – 1.30
Goldman Sachs Asset Management, L.P.	6/3/2003 to 5/4/2003	Purchase	76,591	3.71
Goldman Sachs Asset Management, L.P.	6/3/2003 to 5/4/2003	Sale	2,611,504	1.49 – 1.31
Goldman Sachs Princeton LLC	6/3/2003 to 5/4/2003	Purchase	7,200	1.436
Goldman Sachs International	6/4/2003 to 5/5/2003	Purchase	4,469,449	1.73 – 1.39
Goldman Sachs International	6/4/2003 to 5/5/2003	Sale	2,779,285	1.71 – 1.39
Goldman Sachs Asset Management, L.P.	6/4/2003 to 5/5/2003	Sale	200,000	1.54
Goldman Sachs Princeton LLC	6/4/2003 to 5/5/2003	Purchase	42,000	1.728 – 1.693
Goldman Sachs International	6/5/2003 to 5/6/2003	Purchase	7,620,195	1.91 – 1.67
Goldman Sachs International	6/5/2003 to 5/6/2003	Sale	8,248,984	1.90 – 1.61
Goldman Sachs Asset Management, L.P.	6/5/2003 to 5/6/2003	Sale	582,000	1.62 – 1.56
Goldman Sachs Princeton LLC	6/5/2003 to 5/6/2003	Purchase	6,100	1.60
Goldman Sachs Princeton LLC	6/5/2003 to 5/6/2003	Sale	42,000	1.902 – 1.856
Goldman Sachs International	6/6/2003 to 12/1/2004	Purchase	41,467,324	2.80 – 1.67
Goldman Sachs International	6/6/2003 to 12/1/2004	Sale	41,638,028	2.80 – 1.83
Goldman Sachs Asset Management, L.P.	6/6/2003 to 12/1/2004	Sale	552,887	1.54
Goldman Sachs Princeton LLC	6/6/2003 to 12/1/2004	Purchase	512,248	2.79 – 2.41
Goldman Sachs Princeton LLC	6/6/2003 to 12/1/2004	Sale	434,711	2.79 – 2.341

Note: Dealings by Morgan Stanley group companies and Goldman Sachs group companies are aggregated for the periods as set out above.

(b) *Shareholdings and dealings in Silvestor Holdings Shares*

(i) As at the last day of the disclosure period, the following persons deemed to be acting in concert with Silvestor for the purposes of the Acquisition, owned or controlled the following shareholdings in the share capital of Silvestor Holdings or Silvestor (beneficially held unless otherwise noted):

Name	Number of Silvestor Holdings shares
Morgan Stanley Real Estate Fund IV International-T, L.P.	20 ordinary shares of 10 pence each
MSREF IV TE Holding, L.P.	499,980 ordinary shares of 10 pence each

(ii) On 5 November 2003 Morgan Stanley Real Estate Fund IV International-T, L.P. acquired two subscriber shares of £1 each in Silvestor Holdings in consideration of the payment of £2. On 5 January 2004 Silvestor Holdings divided each of its ordinary shares of £1 each, including the subscriber shares, into 10 ordinary shares of 10 pence each. On 6 January 2004 Silvestor Holdings issued 499,980 ordinary shares of 10 pence each paid up as to one-quarter of their nominal value to MSREF IV TE Holding, L.P. in consideration of the payment of £12,499.50.

(iii) On 5 November 2003 Silvestor Holdings acquired two subscriber shares of £1 each in Silvestor in consideration of the payment of £2. On 6 January 2004 Silvestor divided each of its ordinary shares of £1 each, including the subscriber shares, into 10 ordinary shares of 10 pence each.

(iv) Pursuant to the underwriting arrangements described in paragraph 7(d) of this Part 8, Morgan Stanley Securities Limited has agreed to underwrite the issue of 189,788,403 Class B Shares at a price of £1 per Class B Share to the extent that such shares are not taken up by Canary Wharf Shareholders under the Mix and Match Election. Certain parties acting in concert with Silvestor have also agreed with Morgan Stanley Securities Limited to sub-underwrite the Class B Shares at a price of £1 per Class B Share as follows:

Name	Number of Class B Shares underwritten
MSREF Funds	
Morgan Stanley Real Estate Fund IV International-T, L.P.	14,632,323
MSREF IV TE Holding, L.P.	19,540,440
Morgan Stanley Real Estate Fund IV Special International, L.P.	8,872,861
Morgan Stanley Real Estate Investors IV International, L.P.	1,534,223
MSRESS Funds	
Morgan Stanley European Real Estate Special Situations Fund II, L.P.	1,113,042
Morgan Stanley European Real Estate Special Situations Fund II-T, L.P.	503,058
Morgan Stanley European Real Estate Special Situations II Investors , L.P.	439,176
Morgan Stanley European Real Estate Special Situations Fund II-A, C.V.	2,023,734
Morgan Stanley European Real Estate Special Situations Fund II-B, C.V.	909,114
Morgan Stanley European Real Estate Special Situations Fund II-C, C.V.	1,011,876
Whitehall 2001 Funds	
Whitehall Street Global Real Estate Limited Partnership 2001	4,985,522
Whitehall Parallel Global Real Estate Limited Partnership 2001	1,855,083
Whitehall Street International Real Estate Limited Partnership 2001	2,370,600
Whitehall Street Global Employee Fund 2001, L.P.	659,395
Whitehall Street Global Employee Fund 2001 (Delaware), L.P.	129,400
Princes Gate Investors	
Princes Gate Investors	6,000,000
Glick Entities	
Chichester Offshore Limited	3,208,556

(v) Save as disclosed above in this sub-paragraph 4(b), during the disclosure period there were no dealings for value in Silvestor Holdings Shares by persons deemed to be acting in concert with Silvestor for the purposes of the Acquisition.

(c) *General*

(i) Save as disclosed in this paragraph 4, none of the Company, the Canary Wharf Directors, any members of such directors' immediate families nor any connected person (within the meaning of section 346 of the Act) owned or controlled or (in the case of the Canary Wharf Directors, their immediate families and connected persons) was interested, directly or indirectly in any relevant securities on the last day of the disclosure period nor has any such person dealt for value in (or, in the case of the Company, redeemed) any relevant securities during the disclosure period.

(ii) Save as disclosed in this paragraph 4, none of Silvestor, its subsidiaries, the directors of Silvestor, any members of such directors' immediate families nor any connected person (within the meaning of section 346 of the Act), nor any person deemed to be acting in concert with Silvestor for the purposes of the Acquisition, owned or controlled or (in the case of the directors of Silvestor, their immediate families and connected persons) was interested, directly or indirectly in any relevant securities on the last day of the disclosure period nor has any such person dealt for value in (or, in the case of Silvestor, redeemed) any relevant securities during the disclosure period.

(iii) Save as disclosed in this paragraph 4, no bank, stockbroker, financial or other professional adviser to the Company or to any subsidiary or associated company of the Company nor any person (other than an exempt market maker) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of the Company, nor any pension fund of the Company or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with the Company owned or controlled any relevant securities on the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period.

(iv) Save as disclosed in this paragraph 4, no bank, stockbroker, financial or other professional adviser to Silvestor or to any subsidiary or associated company of Silvestor nor any person (other than an exempt market maker) controlling, controlled by or under the same control as any bank, stockbroker, financial or other professional adviser, nor any subsidiaries of Silvestor, nor any pension fund of Silvestor or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with Silvestor owned or controlled any relevant securities on the last day of the disclosure period nor has any such person dealt for value therein during the disclosure period.

(v) Neither the Company nor any associate of the Company has any arrangement with any person in relation to relevant securities. For these purposes "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(vi) Save as disclosed in paragraphs 8 and 9 of Part 1, in paragraph 6 of Part 2 and in paragraph 7 of this Part 8, neither Silvestor nor any person acting in concert with Silvestor for the purposes of the Acquisition has any arrangement with any person in relation to any relevant securities. For these purposes "arrangement" includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(d) *Definitions*

References in this paragraph 4 to:

(i) an "associate" of a company are to:

(1) a company's subsidiaries, and associated companies, and companies of which any such companies are associated companies. For this purpose ownership of interests of 20 per cent. or more of the equity share capital of a company is the test of associated company status;

(2) banks and financial and other professional advisers (including stockbrokers) to the company or companies covered in sub-paragraph (d)(i)(1) above, including persons controlling, controlled by or under the same control as such banks, financial or other professional advisers;

(3) the directors of the company and the directors of any company covered in sub-paragraph (d)(i)(1) above, (together in each case with their close relatives and related trusts); and

(4) the pension funds of the company or a company covered in sub-paragraph (d)(i)(1) above;

(ii) a "bank" does not apply to a bank whose sole relationship with the Company or with Silvestor or a company covered in sub-paragraph (d)(i)(1) above is the provision of normal commercial banking services or such activities in connection with the Acquisition as handling acceptance and other registration work;

(iii) "derivative" includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying security;

(iv) "relevant securities" are to Silvestor Holdings Shares, Canary Wharf Shares or securities convertible into, rights to subscribe for or options (including traded options) in respect of, and derivatives referenced to, any of the foregoing; and

(v) "control" means a holding, or aggregate holdings, of shares carrying all or more of the voting rights of a company, irrespective of whether the holding or holdings give *de facto* control.

5. Service contracts

(a) The executive directors have entered into service agreements with the Company, as follows:

Name	**Date of Contract**	**Term and notice**	**Current annual salary**[(1)]
Paul Reichmann	9 March 1999	One year's notice	£464,143
George Iacobescu	9 March 1999	One year's notice	£379,740
A. Peter Anderson II	9 March 1999	One year's notice	£349,454

Note (1): Excludes 12.5 per cent. additional payment in lieu of contribution to Canary Wharf Retirement Benefits Scheme described below.

(b) The service agreements of each of Paul Reichmann, George Iacobescu and Peter Anderson provide that whilst they are in employment with the Company, the Company will pay them a sum equal to 12.5 per cent. of their salary from time to time, at their election, by way of additional salary or into the Canary Wharf Retirement Benefits Scheme or to such other approved personal pension scheme. These additional payments of £66,301, £47,467 and £43,682, respectively, are not reflected in the salary figures for each director set out in the above paragraph. Each executive director is also entitled to private medical insurance for himself and his spouse, life assurance and permanent health insurance. In addition, each executive director may, during the continuance of his employment and at the discretion of the remuneration committee of the board, be entitled to participate in the Canary Wharf Company Share Option

Plan and the Canary Wharf 2001 All Employee Share Plan, subject to such conditions as the board may in its discretion decide.

(c) None of the service agreements referred to in sub-paragraph 5(a) have been amended in the six months prior to the date of this document.

(d) The non-executive directors have entered into letters of appointment with the Company, on the following terms:

(i) Subject to sub-paragraph 5(d)(ii) below, Sir Martin Jacomb serves the Company as senior non-executive director under a letter of appointment effective 13 November 2002. This appointment will continue until the conclusion of the Company's annual general meeting in 2005 unless terminated earlier by an ordinary resolution of the Company or in accordance with the articles of association of the Company. Subject to sub-paragraph 5(d)(ii) below, an annual fee of £60,000 is payable in respect of the appointment which is reviewable annually. The Company will also reimburse Sir Martin Jacomb's reasonable out-of-pocket expenses. The Company has also agreed to pay an additional fee of £50,100 to Sir Martin Jacomb in recognition of the additional duties undertaken by Sir Martin Jacomb in his capacity as Chairman of the Independent Committee for the period between 6 June 2003 and 12 November 2003.

(ii) On 12 November 2003 Sir Martin Jacomb assumed the role of acting Chairman and with effect from that date the Company has agreed to pay the sum of £175,000 per annum in substitution for the fee of £60,000 per annum referred to in sub-paragraph 5(d)(i) above. Sir Martin Jacomb's letter of appointment described in sub-paragraph 5(d)(i) above was amended accordingly on 14 January 2004.

(iii) Sir John Carter, Christopher Jonas, Andrew Tisch and Michael Price serve the Company as non-executive directors under letters of appointment effective 13 November 2002. Sir John Carter and Andrew Tisch retired by rotation at the annual general meeting of the Company on 12 November 2003 and were immediately re-appointed to continue in office in accordance with the articles of association of the Company unless terminated earlier by an ordinary resolution of the Company. The appointment of Michael Price and Christopher Jonas will continue until the conclusion of the annual general meetings of the Company to be held in 2004 and 2005 respectively unless terminated earlier by an ordinary resolution of the Company or in accordance with the articles of association of the Company. An annual fee of £30,000 is payable in respect of the appointment of each of them which is reviewable annually. The Company will also reimburse each of their reasonable out-of-pocket expenses. To date the Company has agreed to pay Christopher Jonas, a non-executive director of the Company, approximately £43,000 in the form of additional remuneration for the performance by Mr Jonas of additional services in connection with the Acquisition.

(iv) Robert Speirs serves the Company as non-executive director under a letter of appointment effective 13 November 2002. His appointment will continue until the conclusion of the Company's annual general meeting to be held in 2004 unless terminated earlier by an ordinary resolution of the Company, in accordance with the articles of association of the Company, or unless the consultancy agreement between the Company and Speirs Associates Limited (the "Consultancy Agreement") has been terminated. The Consultancy Agreement is deemed to have commenced on 5 March 2002 for a fixed term until the conclusion of the Company's annual general meeting in 2004 subject to certain early termination provisions including a vacation of office by Mr Speirs or the termination of his appointment. An annual fee of £30,000 plus VAT is payable to Speirs Associates Limited in respect of the appointment of Mr Speirs which is reviewable annually. The Company will reimburse Mr Speirs' reasonable out-of-pocket expenses.

(v) Gerald Rothman serves the Company as a non-executive director under a letter of appointment effective 9 April 2002. His appointment will continue until the conclusion of the Company's first annual general meeting following 9 April 2005 unless terminated earlier by an ordinary resolution of the Company or in accordance with the articles of association of the Company. An annual fee of £30,000 is payable in respect of the

appointment which is reviewable annually. The Company will also reimburse Mr Rothman's reasonable out-of-pocket expenses.

6. Material contracts – the Canary Wharf Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company and its subsidiaries since 6 June 2001 (the date two years prior to the commencement of the Offer Period) and are or may be material:

(a) An agreement dated 4 February 2002 between Canary Wharf and British Waterways Board removing a covenant restricting the amount of development that could be built on the remaining development sites (excluding the development sites at North Quay and Riverside) within the Canary Wharf Estate and its replacement with a new agreement permitting development of up to 1.7 million square feet (net) on four of the original sites.

(b) An agreement dated 17 June 2003 between London Underground Limited ("LUL") and Canary Wharf whereby in consideration for Canary Wharf agreeing to cancel certain rebates due to it totalling £94.6 million, LUL agreed to provide the following additional enhancements to the Jubilee Line extension:

 (i) a 2 hour single-direction peak period timetable (west to east in the morning and east to west in the evening) of 24 trains per hour, to be introduced by May 2004;

 (ii) seven car trains, instead of the current six car service, to operate across the Jubilee Line, providing an increase in train capacity of 17 per cent. by July 2006;

 (iii) new signalling and train control systems to be introduced which will enable a service of up to 30 trains per hour in the morning and evening peak hours by December 2009; and

 (iv) the opening of the eastern entrances to the Canary Wharf station in June 2004.

(c) The Property Sale Agreements dated 5 December 2003 between Canary Wharf and subsidiaries of RBS pursuant to which, on 22 December 2003, the Company disposed of leasehold interests in 5 Canada Square and 25 Canada Square for consideration of approximately £1,112 million in cash.

(d) The agreement dated 5 December 2003 between the Company and MSREF IV International-G.P., L.L.C. which is described in paragraph 7 of Part 2 of this document.

(e) An agreement dated 5 December 2003 between Canary Wharf, Silvestor and Silvestor Holdings (as amended by a supplemental agreement thereto dated 14 January 2004) under the terms of which the parties agree to cooperate to implement the Acquisition and Canary Wharf gives certain undertakings relating to the conduct of its business (the "Cooperation Agreement"). The Cooperation Agreement contains a number of undertakings given by the parties relating to the implementation of the Scheme, including that:

 (i) the parties agree to use all reasonable endeavours to achieve fulfilment of the Conditions and the occurrence of the Effective Date by no later than the date which is 120 days after the date of the Cooperation Agreement;

 (ii) the parties agree to provide each other with the necessary information to prepare the documents relating to the Acquisition, to consult and take into account each other's reasonable comments on the documents and not to finalise the documents for which each is responsible without the prior written approval of the other party;

 (iii) Canary Wharf agrees to take certain steps in relation to the Scheme by certain specified dates and, in particular, agrees to take such steps as are required to ensure the sanction of the Scheme and the confirmation of the associated reduction of capital by no later than 3 April 2004 (or such later date as the parties may agree in writing); and

 (iv) each of Silvestor and Silvestor Holdings undertakes to Canary Wharf that it will undertake to the High Court to be bound by the Scheme (subject to satisfaction or waiver of the Conditions).

The Cooperation Agreement also contains a number of undertakings given by Canary Wharf relating to the conduct of its business, including the following:

(i) an undertaking to carry on its business in the ordinary and usual course to the extent that this is not expected to have a material adverse impact on the Canary Wharf Group or otherwise result in any of the Conditions not being satisfied; and

(ii) an undertaking not to make any material acquisition or disposal or otherwise take any material action whatsoever if such action would require the approval of Canary Wharf Shareholders under Rule 21 of the Code or under the Listing Rules or would be categorised as a class 2 transaction under the Listing Rules (save pursuant to the agreements referred to in sub-paragraph 6(c) above).

The Cooperation Agreement will terminate on the earliest of (i) the date on which the Acquisition lapses, is withdrawn or ceases to be capable of becoming effective (ii) the Effective Date or (iii) the date which is no later than 120 days after the date of the Cooperation Agreement (or such later date as the parties may agree in writing from time to time). Each of Canary Wharf and Silvestor shall be entitled to terminate the Cooperation Agreement following a failure to satisfy any of the Conditions which cannot be waived in accordance with their terms. Each of the parties may terminate the Cooperation Agreement by serving notice in writing on the other parties if the recommendation of the Independent Committee is withdrawn or modified at any time prior to the High Court's sanction of the Scheme.

The undertakings given by the parties under the Cooperation Agreement are subject to the Code and the Listing Rules.

7. Material contracts – the Silvestor Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by Silvestor or Silvestor Holdings since 20 August 2003 and 29 September 2003 (the dates on which Silvestor and Silvestor Holdings (respectively) were incorporated) and are or may be material:

(a) *Acquisition arrangements*

(i) The Cooperation Agreement described in paragraph 6(e) of this Part 8.

(b) *Equity arrangements*

(i) A conduct of offer agreement dated 5 December 2003 between the MS Funds, the Glick Entities and Simon Glick (as amended by an agreement supplemental thereto dated 15 January 2004) pursuant to which the parties agreed the terms upon which they will conduct the offer. Under the terms of the agreement, the parties agree to actively support the making of the Acquisition, the Scheme and the financing of the Acquisition and undertake obligations in connection therewith. Simon Glick further agrees that he will procure that each Glick Entity will vote in favour of the Acquisition and related matters at any meeting of the Canary Wharf Shareholders and in favour of the approval of the terms of the Property Sale Agreements at a general meeting of Canary Wharf. Simon Glick also agrees to procure that the Glick Entities will vote against any offer for Canary Wharf made by a person other than Silvestor at any general meeting or other meeting. These obligations of the Glick Entities will terminate in the circumstances described in paragraph 6 of Part 2 of this document. The obligations of the Glick Entities under the conduct of offer agreement are guaranteed by Simon Glick.

(ii) A share exchange agreement dated 5 December 2003 between the Glick Entities, Silvestor Holdings and Simon Glick (as amended by an agreement supplemental thereto dated 15 January 2004) pursuant to which Silvestor Holdings agrees to issue in aggregate to the Glick Entities 225,262,357 SG Shares in exchange for the Glick Entities contributing to Silvestor Holdings 85,004,663 Canary Wharf Shares. The agreement is conditional upon:

(A) the Scheme becoming effective;

(B) the issue of ordinary shares by Canary Wharf to Silvestor to be paid up out of the capital reserve created on the cancellation of Canary Wharf Shares; and

(C) completion of the subscription by the MS Funds and the Whitehall 2001 Funds of Class A Shares in Silvestor Holdings in accordance with the terms of the Shareholders Agreement.

The Glick Entities and Silvestor Holdings each give certain warranties in relation to the shares to be issued or delivered by them and the agreement may be terminated by the non-defaulting party if there is a material breach of those warranties or of the agreement. The obligations of the Glick Entities are guaranteed by Simon Glick.

(iii) The Shareholders Agreement with the following material terms:

(A) ***Initial contributions***:

(1) The following parties have agreed to subscribe in cash for an aggregate subscription price of £216,058,543.03 in full on the date on which the Scheme becomes effective for the following number of Class A Shares: the MSREF Funds – 127,000,000; the MSRESS Funds – 29,000,000; the Princes Gate Investors – 24,000,000; and the Whitehall 2001 Funds – 50,000,000.

(2) Prior to the Effective Date, the members of the MSREF Funds may novate in a single transaction up to an aggregate amount of £60,301,508 of the total subscription obligation of the MSREF Funds to MSQ and upon such novation, MSQ will become a Party Shareholder and member of the MS Shareholder Group.

(3) Contemporaneously with the novation to MSQ by the MSREF Funds as provided above, the Whitehall 2001 Funds shall novate an aggregate amount of £10,000,000 of their subscription obligations to the MSREF Funds.

(B) ***Additional contributions***: With respect to additional contributions after closing:

(1) if the board of Silvestor Holdings reasonably determines that Silvestor Holdings is, or is likely to be, unable to obtain borrowings from third parties on terms and conditions reasonably acceptable to the board of Silvestor Holdings, the board of Silvestor Holdings may request that the Party Shareholders make shareholder loans to Silvestor Holdings or subscribe for additional Class A Shares or other equity securities of Silvestor Holdings, and Party Shareholder(s) accepting such requests shall have 10 business days to honour such requests;

(2) except as otherwise provided, the foregoing actions of the board of Silvestor Holdings with respect to loans or subscriptions from Party Shareholders shall require the act or affirmative vote of a majority of the voting Directors with Glick Approval;

(3) notwithstanding the foregoing, any such request by the board of Silvestor Holdings for loans or subscriptions that are to be used primarily to fund the development or further development of an undeveloped or underdeveloped parcel of land will be made only in accordance with the affirmative vote or consent of all of the MS Directors and Glick Directors and only with the prior written consent of Whitehall Shareholder Group;

(4) Silvestor Holdings shall use all reasonable endeavours to repay all outstanding amounts in respect of shareholders loans as soon as reasonably possible after such loans are advanced to Silvestor Holdings and prior to the payment of dividends or distribution of any other amounts in respect of any class of shares; and

(5) any additional contributions after closing including shareholder loans, and Silvestor Holdings' obligations in relation to such additional contributions, shall in all respects be subject to the applicable provisions of the Senior

Facility Agreement and the Mezzanine Facility Agreement (see sub-paragraphs 7(c)(i) and 7(c)(ii) below for a summary of these agreements).

(C) *Board composition*:

(1) Within one business day of the Effective Date (except in the case of the independent director, who shall be appointed, as described in this paragraph, no later than 90 days following the Effective Date), the board of Silvestor Holdings shall consist of ten Directors, one of whom shall be designated by Morgan Stanley Real Estate Fund IV Special International, L.P.; one of whom shall be designated by MSREF IV TE Holding, L.P.; one of whom shall be designated by Morgan Stanley European Real Estate Special Situations Fund II, L.P.; one of whom shall be designated by Princes Gate Investors III, L.P.; two of whom shall be designated by the Glick Shareholder Group; one of whom shall be an independent director appointed by a majority of the voting Directors including at least one Glick Director with no other Glick Director voting against and subject to the ratification of the holders of the Class B Shares; and three non-voting Directors, one of whom shall be designated by the Whitehall Shareholder Group and two of whom shall be the Chief Executive Officer and Chief Financial Officer of Silvestor Holdings.

(2) The number of Directors on the board of Silvestor Holdings may be increased or decreased from time to time only by the affirmative vote of a majority of the voting Directors with Glick Approval.

(3) In the event that the MSREF Funds novate a portion of their subscription obligations to MSQ, MSQ will be permitted to appoint one representative to attend all meetings of the board of Silvestor Holdings in a non-voting, non-participating, observer capacity provided that (a) MSQ may assign the right to appoint such representative only to the Government of Qatar, Supreme Council for Economic Affairs and Development (the "Government of Qatar") or an associate thereof, and only if at least £10 million in paid up value of Class A Shares or any other share capital or loans held by MSQ is transferred to the Government of Qatar (or an associate thereof); (b) the Government of Qatar (or any associate thereof) may not further assign or otherwise transfer the right to appoint such representative; and (c) if the paid up value of Class A Shares or any other share capital or loans held by MSQ (or the Government of Qatar or any associate thereof) should ever be less than £10 million in the aggregate, MSQ (or the Government of Qatar or any associate thereof) shall cease to have the right to appoint such representative.

(D) *Meetings of the Board*:

(1) The board of Silvestor Holdings shall meet as often as the affairs of Silvestor Holdings require and in any event at least once in each quarter during each fiscal year.

(2) No meetings shall be held on weekends or on any religious holidays which any Director designates in a notice given to Silvestor Holdings.

(3) At least 10 business days' written notice shall be given to each of the Directors of any meeting of the board of Silvestor Holdings, provided that a shorter period of notice may be given with the written approval of at least one MS Director and one Glick Director.

(4) A quorum of the board of Silvestor Holdings shall require the presence of a majority of the Directors in office at the time when the relevant business is transacted including the presence of at least one MS Director and one Glick Director.

(5) If a quorum is not present at a meeting of the board of Silvestor Holdings at the time when any business is considered, the meeting shall be adjourned to a date at least five business days after the date of the original meeting.

(6) At least five business days' notice of the adjourned meeting will be given.

(7) At the adjourned meeting, the voting and non-voting Directors present shall constitute a quorum with respect to those matters on the agenda but not disposed of at the original meeting.

(8) Except as otherwise provided in the Shareholders Agreement or in Silvestor Holdings' Articles, the affirmative vote of a majority of the voting Directors in office at the time when the relevant business is transacted and present at a meeting at which a quorum is present will generally constitute approval by the board of Silvestor Holdings.

(E) *Executive Committee*:

(1) The board of Silvestor Holdings will delegate certain of its administrative functions to an executive committee, which may include one or more members of management approved by the board of Silvestor Holdings and shall include one member appointed by each of the MS Shareholder Group and the Glick Shareholder Group and one non-voting member appointed by the Whitehall Shareholder Group.

(2) The executive committee shall be responsible for implementing the decisions of the board of Silvestor Holdings and for day-to-day interaction with management.

(F) *Loss of governance rights*:

(1) If the paid up value of the SG Shares and the Class A Shares and any other share capital or loans held by the MS Shareholder Group or the Glick Shareholder Group becomes less than £20,000,000 in the aggregate other than by reason of a partial redemption of SG Shares resulting from the failure of the Company to redeem all SG Shares which are the subject of a redemption notice (i) such Shareholder Group shall cease to have the right to appoint any Directors, any observers to the board of Silvestor Holdings and any member of the executive committee or any committee of the board of Silvestor Holdings and shall procure the resignation of any Director, observer or committee member appointed by it; (ii) any requirement in the Shareholders Agreement or the Articles to obtain the vote or approval of a Director appointed by such Shareholder Group shall cease to apply (save that the class rights attaching to the SG Shares shall continue in force); (iii) such Shareholder Group shall lose the right to approve certain assignments and transfers of shares; and (iv) if such Shareholder Group is the MS Shareholder Group, then such Shareholder Group shall lose its rights to initiate a sale of Silvestor Holdings.

(2) If the paid up value of the Class A Shares and any other share capital or loans held by the Whitehall Shareholder Group should ever be less than £10,000,000 in the aggregate, (i) the Whitehall Shareholder Group shall cease to have the right to appoint a non-voting Director and its rights relating to the appointment of a non-voting member of the executive committee and to other committees of the board of Silvestor Holdings and shall procure the resignation of any non-voting Director appointed by it and (ii) any requests by the board of Silvestor Holdings for loans or subscriptions that are to be used primarily to fund the development or further development of an undeveloped or underdeveloped parcel of land shall no longer require the prior written consent of the Whitehall Shareholder Group.

(G) *Appointment of key management*: Glick Approval is required for the appointment or termination of the Chairman, Chief Executive Officer or Chief Financial Officer of Silvestor Holdings and any other member of the Silvestor Group hired or appointed after the closing date, or any other employee of Silvestor Holdings or any member of the Silvestor Group with an annual salary (including maximum potential bonus and other benefits) of more than £250,000.

(H) *Budget and operating plan*:

(1) Silvestor Holdings' management shall be responsible for preparing and submitting to the board of Silvestor Holdings from time to time for approval by a majority of the voting Directors with Glick Approval a proposed Budget and Operating Plan.

(2) Each such Budget and Operating Plan must include such information, reports, schedules and statements as may be reasonably requested by the MS Shareholder Group or the Glick Shareholder Group.

(3) Material Variances shall require the affirmative vote of a majority of the voting Directors with Glick Approval.

(4) Actions or determinations that do not constitute a Material Variance will require only the approval of a majority of the voting Directors.

(I) *Glick Approval matters*: No vote of the board of Silvestor Holdings will be taken on any of the following matters and Silvestor Holdings shall not enter into any of the following transactions unless the board of Silvestor Holdings has first obtained Glick Approval:

(1) a member of the Silvestor Group entering into any material agreement or arrangement with any of the MS Funds or the Whitehall 2001 Funds or any of their respective associates on terms that are materially less favourable to such member of the Silvestor Group than would be available from unaffiliated persons;

(2) the issue or sale of any shares of Silvestor Holdings other than (i) ordinary shares issued in connection with the conversion of the SG Shares; (ii) Class A Shares issued to any of the MS Funds or the Whitehall 2001 Funds as anticipated in the Shareholders Agreement; and (iii) shares issued pursuant to the incentive compensation plan for employees of Canary Wharf Group (see paragraph (N) below);

(3) appointment of key management (see paragraph (G) above); and

(4) any Material Variance (see paragraph (H) above).

(J) *Special class rights of SG Shares*: The following matters are and shall be deemed to be special class rights attaching to the SG Shares and must be approved in writing by the holders of SG Shares representing more than 50 per cent. of the aggregate voting rights of the issued SG Shares or with the sanction of an ordinary resolution passed at a separate general meeting of the holders of the SG Shares:

(1) Silvestor Holdings issuing any share capital that ranks senior to or on par with the SG Shares;

(2) altering any of the rights of the SG Shares;

(3) altering any of the rights of any class of shares in Silvestor Holdings in a manner that is adverse or prejudicial to the rights of the holders of the SG Shares;

(4) Silvestor Holdings redeeming or repurchasing (or otherwise reducing) the whole or any part of any share capital in Silvestor Holdings that ranks on a

par with or junior to the SG Shares (other than in accordance with the terms of issue of any such class of share capital);

(5) altering the constitutional documents of (i) Silvestor Holdings or (ii) any of its subsidiaries, provided that consent shall not be unreasonably withheld in the case of any alteration of the constitutional documents of a subsidiary that is not adverse or prejudicial to the holders of the SG Shares;

(6) altering the dividend rights of the SG Shares or any other shares in Silvestor Holdings in a manner that is adverse or prejudicial to the rights of the holders of the SG Shares;

(7) any member of the Silvestor Group entering into any transaction not contemplated by the Budget and Operating Plan that results in adverse tax consequences to any of the holders of the SG Shares;

(8) making or permitting any material alteration directly or indirectly to the fundamental nature of the business of the Silvestor Group (taken as a whole) such that it ceases to be engaged principally in the business of investing in, acquiring, owning, holding, developing, leasing, managing, operating, financing, refinancing, selling or otherwise dealing with commercial real properties;

(9) the sale of all or substantially all of the assets of Silvestor Holdings except as contemplated by the Budget and Operating Plan;

(10) any sale of assets of the Silvestor Group for consideration other than cash (including stock or securities); and

(11) the issue, except to Silvestor Holdings or to a wholly owned subsidiary of Silvestor Holdings, of any share capital of any subsidiary of Silvestor Holdings (subject to certain exceptions).

(K) *Transfer restrictions*: Transfers of shares in Silvestor Holdings (except for any Class B Shares held from time to time by the Party Shareholders) are subject to the following restrictions:

(1) transfers are generally prohibited for two years after the Effective Date absent written approval of the other Party Shareholders; and

(2) transfers may generally be made only to institutional investors with a net worth equal to or exceeding $250,000,000, excluding certain competitors of the MS Shareholder Group and the Glick Shareholder Group, absent written approval of the other Party Shareholders.

(L) *Permitted transfers*:

(1) The MS Shareholder Group may transfer shares in Silvestor Holdings to any of its associates, to any associate of Morgan Stanley or to entities co-investing with, and managed by the MS Shareholder Group.

(2) The Whitehall Shareholder Group may transfer shares in Silvestor Holdings to any of its associates, to any associate of The Goldman Sachs Group, Inc. or to entities co-investing with, and managed by the Whitehall Shareholder Group.

(3) Each member of the Glick Shareholder Group may transfer shares in Silvestor Holdings to any other member of the Glick Shareholder Group, any associate of the Glick Shareholder Group or to Simon Glick, his spouse and/or members of the immediate family (or any trust for the benefit of any of them) or to another person controlled by Simon Glick.

(4) Within the 270 day period following the Effective Date, the MS Shareholder Group and the Glick Shareholder Group may transfer shares in Silvestor Holdings to institutional investors with net worth equal to or exceeding $250,000,000, excluding certain competitors of the MS Shareholder Group and the Glick Shareholder Group, provided that the MS Shareholder Group and the Glick Shareholder Group retain shares in Silvestor Holdings with a credited paid-up (or deemed paid-up) value of at least £125 million, without consent of any other Shareholder Group, provided that such transfer will be subject to the tag-along right in favour of the other Shareholder Group.

(M) *Right of first refusal, tag-along and drag along rights:*

(1) Except for transfers to associates, if a Party Shareholder proposes to sell any or all of its shares in Silvestor Holdings for cash, the other Party Shareholders have a right of first refusal.

(2) Except for transfers to associates, if a Party Shareholder (other than the Whitehall 2001 Funds) proposes to sell all of its shares in Silvestor Holdings for cash, the other Party Shareholders may require the proposing holder to include all of their shares in Silvestor Holdings in the sale on the same terms and conditions.

(3) If the proposing holder or holders (other than the Whitehall 2001 Funds) propose to sell less than all of their shares in Silvestor Holdings, tag-along rights are available to the same parties, but only for a comparable percentage of their shares in Silvestor Holdings.

(4) The parties proposing to tag-along shall only be required to provide standard representations regarding ownership of and good title to their shares in Silvestor Holdings, and if the proposing holder is an MS Fund, the Glick Shareholder Group will be required to convert its SG Shares into Class A Shares in order to give effect to their tag-along right.

(5) The MS Shareholder Group, at any time after the date that is 54 months after closing, has the right to propose the sale of Silvestor Holdings upon terms and conditions that it is willing to accept or have Silvestor Holdings accept, and the other Party Shareholders shall have the right to either support the MS Shareholder Group's efforts to sell Silvestor Holdings or purchase (on the same or better terms) Silvestor Holdings shares of the MS Shareholder Group and of any other Party Shareholders that elect to support the MS Shareholder Group's proposal.

(N) *Incentive compensation plans*:

(1) Incentive compensation plans for employees of the Canary Wharf Group must be approved by the affirmative vote of a majority of the voting Directors with Glick Approval.

(2) Any material amendment to the terms of the incentive compensation plan will require the approval of a majority of the voting Directors including at least one Glick Director with no other Glick Director voting against.

(O) *Associate agreements*: Except as described in the following paragraph (P):

(1) a Director is not required for a quorum and is not entitled to vote in respect of any part of any meeting of the board of Silvestor Holdings dealing with a dispute or proceeding by a member of the Silvestor Group against or between any member of the Shareholder Group who appointed such Director or any of its associates, or any dispute or proceeding by a member of the Shareholder Group who appointed such Director or any of its associates against or between a member of the Silvestor Group; and

(2) any transactions or agreements between the Silvestor Group and any Party Shareholder or its associates must be approved by a majority of the voting Directors with Glick Approval.

(P) *Related-party transactions*: In the case of any proposed transaction between (1) a member of the Silvestor Group and (2) Morgan Stanley or its associates or any MS Fund or its associates, the Glick Directors and management will lead such negotiations, the MS Directors will not be involved in any such negotiations, and the transaction must be approved by a majority of the voting Directors, including the MS Directors, with Glick Approval, except that:

(1) Silvestor Holdings may engage Morgan Stanley or one of its associates as an adviser, underwriter or broker on market terms and subject to approval by a majority of the voting Directors with Glick Approval, the approval of the Glick Directors not to be unreasonably withheld; and

(2) for so long as any associate of the MS Shareholder Group is a lender under the Senior Facility Agreement but is not entitled to control the actions of the lenders under the Senior Facility Agreement, the provision described in paragraph (O) (1) above, does not apply to any dealings by Silvestor Holdings or any of its subsidiaries with the lenders in relation to the Senior Facility Agreement; the MS Directors shall be entitled to lead any negotiations in respect of the Senior Facility Agreement, provided that the Glick Directors can participate in the negotiations; and any loan waivers or consents in respect of the Senior Facility Agreement and/or any routine loan administration matters not adversely affecting the Silvestor Group in a material respect or any matter which is not a Material Variance will not require the approval of the Glick Directors.

(Q) *Events of Default*:

(1) It is an event of default in relation to a party if any of the following occurs: (i) the party materially breaches any provision of the Shareholders Agreement (other than the failure to make an additional contribution) and fails to cure such breach within a reasonable period; (ii) the party is subject to an insolvency event; (iii) the party takes steps towards a dissolution or winding up; (iv) the party or a creditor of the party takes steps toward the dissolution or winding up of Silvestor Holdings; or (v) if a natural person, the party becomes subject to any legal disability or a bankruptcy event.

(2) Any failure by the Glick Directors to provide any consent or approval under the Shareholders Agreement is not an event of default.

(3) If an event of default occurs and is continuing and, in the case of an event of default described in item (i) of the preceding paragraph (1), no dispute resolution procedures are initiated, upon receipt of a default certificate from the non-defaulting party detailing the event of default: (i) the vote or approval of the Directors appointed by the defaulting party shall not be or be required to be counted on any action, matter or resolution by the board of Silvestor Holdings; (ii) the defaulting party shall take any actions necessary to remove such Directors if requested by the non-defaulting party; (iii) except as described in paragraph (4) below the defaulting party shall have no right to vote on or approve any matters that require shareholders action; (iv) the members of the executive committee appointed by the defaulting party shall not be or be required to be counted on any action, matter or resolution; (v) the defaulting party shall have no right to vote on or approve any such matter; and (vi) the vote of such Directors or members of the executive committee shall not be required for the approval of such action, matter or resolution by the board of Silvestor Holdings or the executive committee.

(4) If a defaulting party holds SG Shares, the voting rights of such SG Shares shall not be impaired by reason of an event of default.

(5) If an event of default in respect of which a default certificate from a non-defaulting party has been served is cured, any limitations on the rights of the defaulting party shall cease to apply.

(R) *Tax Indemnities*:

Silvestor Holdings has indemnified the members of the Glick Shareholder Group against certain US tax related costs arising from (1) violations by Silvestor Holdings of tax-related covenants in the Shareholders Agreement, (2) Silvestor Holdings making an election under Section 338 of the United States Internal Revenue Code of 1986, and (3) certain distributions made to Silvestor Holdings from certain of its subsidiaries.

(S) *Whitehall 2001 Funds withdrawal*: The Whitehall 2001 Funds may, upon prior written notice to Silvestor Holdings, withdraw from the Shareholders Agreement and certain other documents in certain circumstances relating to (i) the increase or improvement of the terms of the Offer, (ii) the extension of the Offer Period or (iii) the amendment of certain documents.

(T) *Meaning of associate:*

References in this paragraph 7(b)(iii) to an "associate" shall mean:

(1) with respect to any individual, partnership, corporation, limited liability company, trust or other entity (each a "Person") (other than a Glick Entity), any other Person directly or indirectly controlling, controlled by, or under common control with such Person; and

(2) when used in relation to the Glick Entities means:

(i) Simon Glick and Simon Glick's spouse;

(ii) any relative or any spouse of a relative of Simon Glick or Simon Glick's spouse;

(iii) a trustee of a trust if the beneficiaries include, or the terms of the trust confer a power that may be exercised for the benefit of, Simon Glick, Simon Glick's spouse, or any Person referenced in clauses (i) or (ii) above; and

(iv) any Person directly or indirectly controlled by any Person referenced in clause (i), (ii) or (iii) above.

For the purposes of this definition, (1) the term "control" when used with respect to any Person, means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; (2) the term "relative" means any Person's brother, sister, uncle, aunt, nephew, niece, lineal ancestor or lineal descendant, treating (i) any relationship of the half blood as a relationship of the whole blood and the stepchild or adopted child of any Person as his child and (ii) any illegitimate child as the legitimate child of his mother and reputed father and (iii) any reference to spouse shall include a former spouse and a reputed spouse; and (3) the term "trust" shall not include a pension scheme or an employees' share scheme (within the meaning of the Companies Act).

(iv) A cost sharing agreement dated 5 December 2003 between the MS Funds, the Glick Entities, the Whitehall 2001 Funds and Silvestor Holdings pursuant to which Silvestor Holdings agrees to pay or reimburse to the other parties, all out-of-pocket expenses incurred by them or their advisers on behalf of Silvestor in connection with making or pursuing the Acquisition. The maximum amount which Silvestor Holdings shall be

required to reimburse under the terms of the agreement is £15,168,817. Silvestor Holdings is also required to reimburse any incidental transaction costs for travel and similar expenses. No amount shall be payable to the Glick Entities under the agreement if a "competitive step" (that is voting against the Scheme or against the resolution to approve the Property Sale Agreements or not voting in favour of the Scheme or in favour of the resolution to approve the Property Sale Agreements or voting in favour of a competing offer, or selling or agreeing to sell Canary Wharf Shares otherwise than pursuant to the share exchange agreement described in sub-paragraph 7(b)(ii) above) is taken by any of the Glick Entities. This agreement only applies to the extent that the Scheme becomes effective.

(v) A convertible note instrument by way of deed poll in the form agreed by the Company and Silvestor Holdings creating the Convertible Notes. The instrument will be executed by Silvestor Holdings before the Scheme takes effect. Under the terms of the convertible note instrument Silvestor Holdings will create the Convertible Notes which will be in registered form. A conversion event in respect of a Convertible Note occurs when a duly executed transfer of the Convertible Note is delivered to the registered office of Silvestor Holdings. Upon the occurrence of a conversion event in respect of a Convertible Note, the transferee of the Convertible Note will be entitled to have issued to him one Class B Share and Silvestor Holdings shall cease to have any liability to make any payment or repayment to any person in respect of the Convertible Note.

(c) *Financing arrangements*

(i) A senior facility agreement (the "Senior Facility Agreement") dated 5 December 2003 between, amongst others, Silvestor, Silvestor Holdings, J.P. Morgan Europe Limited as agent, Citigroup Global Markets Limited, Goldman Sachs Credit Partners, L.P., J.P. Morgan Plc and Morgan Stanley Dean Witter Bank Limited as mandated lead arrangers, JPMorgan Chase Bank as security trustee and various financial institutions named therein as lenders, under which a term loan facility of up to £895 million is to be made available to Silvestor for the purpose of funding the consideration payable by it in respect of the Scheme and certain transaction costs relating to the Scheme and Silvestor's financing of the Acquisition. The term loan facility is repayable in part during the term of the facility on the occurrence of certain events (including the completion of the "whitewash" procedure) with the balance, if any, payable on the final maturity date, being the date falling 12 months after first drawing although the final maturity date may be extended by up to six months subject to the satisfaction of certain conditions. The rate of interest is the aggregate of applicable LIBOR plus a margin plus mandatory costs.

The obligations of Silvestor under the Senior Facility Agreement are guaranteed by Silvestor Holdings and, following completion of the Acquisition and compliance with requirements of applicable law (including, where appropriate, the financial assistance laws of England or any similar or equivalent laws or regulations under the laws of any other applicable jurisdiction), will be guaranteed by certain other material companies within the Canary Wharf Group. Such material companies will also (subject to compliance with the financial assistance laws of England or any similar or equivalent laws or regulations under the laws of any other applicable jurisdiction) grant security over certain of their assets in favour of JPMorgan Chase Bank (as security trustee for the benefit of the lenders under the Senior Facility Agreement).

The Senior Facility Agreement requires Silvestor, Silvestor Holdings and certain of their material subsidiaries (subject to agreed exceptions) to observe certain covenants customary for facilities of this nature including, but not limited to: (i) maintenance of legal status; (ii) notification of default; (iii) maintenance of licences and authorisations; (iv) compliance with applicable environmental and other laws (including financial assistance laws); (v) payment of taxes; and (vi) maintenance of insurance.

In addition the Senior Facility Agreement contains certain covenants regarding the management of real property owned by members of the Silvestor Group and the Canary Wharf Group and certain other negative covenants customary for facilities of this nature which restrict Silvestor, Silvestor Holdings and certain of their material subsidiaries

(subject to agreed exceptions) from, among other things: (i) incurring additional indebtedness; (ii) granting guarantees and indemnities; (iii) making loans to others; (iv) creating security interests over their business, assets and undertaking; (v) making acquisitions and investments; (vi) incurring capital expenditure; (vii) changing the general nature of their business; and (viii) disposing of assets.

The Senior Facility Agreement contains certain customary events of default for facilities of this nature, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

(ii) A mezzanine facility agreement (the "Mezzanine Facility Agreement") dated 5 December 2003 between, amongst others, Silvestor, Silvestor Holdings, JPMorgan Chase Bank as security trustee and Goldman Sachs Credit Partners, L.P., as agent, mandated lead arranger and original lender, under which mezzanine debt facilities of up to £255 million (capable of being increased by a further uplift of £15 million as described below) will be made available to Silvestor. The mezzanine debt facilities are made up of two term loan facilities and a revolving loan facility as follows:

(A) a mezzanine term loan facility of up to £155 million (subject to an uplift of £15 million if required by Silvestor) repayable in full on the final maturity date being five years after the date of the first drawing (the "Final Maturity Date") and bearing interest at LIBOR plus a margin plus mandatory costs for the purpose of making payment towards the consideration payable to Canary Wharf Shareholders under the Scheme and certain costs associated with the Acquisition;

(B) a mezzanine standby term loan facility of up to £25 million repayable in full on the Final Maturity Date and bearing interest at LIBOR plus a margin plus mandatory costs for the purpose of paying interest and other fees payable on drawings made under the various documents relating to the financing of the Scheme; and

(C) a mezzanine revolving loan facility of up to £75 million, each drawdown repayable on the last day of the period by reference to which interest is calculated on such drawdown (so long as no such period may extend beyond the Final Maturity Date), and bearing interest at LIBOR plus a margin plus mandatory costs for Silvestor's working capital purposes.

The lender has agreed to make available to Silvestor an additional amount of up to £15 million (additional to the £155 million otherwise available under the term loan facility) for Silvestor's general corporate purposes if requested by Silvestor.

The obligations of Silvestor under the Mezzanine Facility Agreement are guaranteed by Silvestor Holdings and, following completion of the Acquisition and compliance with requirements of applicable law (including, where appropriate, the financial assistance laws of England or any similar or equivalent laws or regulations under the laws of any other applicable jurisdiction), will be guaranteed by certain other material companies within the Canary Wharf Group. Such material companies will also (subject to compliance with the financial assistance laws of England or any similar or equivalent laws or regulations under the laws of any other applicable jurisdiction) grant security over certain of their assets in favour of JPMorgan Chase Bank (as security trustee for the benefit of the lenders under the Mezzanine Facility Agreement).

The Mezzanine Facility Agreement requires Silvestor, Silvestor Holdings and certain of their material subsidiaries (subject to agreed exceptions) to observe certain covenants customary for facilities of this nature including, but not limited to: (i) maintenance of legal status; (ii) notification of default; (iii) maintenance of licenses and authorisations; (iv) compliance with applicable environmental and other laws (including financial assistance laws); (v) payment of taxes; and (vi) maintenance of insurance.

In addition the Mezzanine Facility Agreement contains certain covenants regarding the management of real property owned by members of the Silvestor Group and the Canary Wharf Group and certain other negative covenants customary for facilities of this nature

which restrict Silvestor, Silvestor Holdings and certain of their material subsidiaries (subject to agreed exceptions) from, among other things: (i) incurring additional indebtedness; (ii) granting guarantees and indemnities; (iii) making loans to others; (iv) creating security interests over their business, assets and undertaking; (v) making acquisitions and investments; (vi) incurring capital expenditure; (vii) changing the general nature of their business; and (viii) disposing of assets.

The Mezzanine Facility Agreement contains certain customary events of default for facilities of this nature, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

(iii) An intercreditor deed dated 5 December 2003 between, amongst others, Silvestor, Silvestor Holdings, the lenders under the Senior Facility Agreement (the "Senior Lenders"), the lender under the Mezzanine Facility Agreement (the "Mezzanine Lender"), JPMorgan Chase Bank as security trustee, the agent under the Senior Facility Agreement and the agent under the Mezzanine Facility Agreement to subordinate the rights of the Mezzanine Lenders to those of the Senior Lenders and to subordinate the rights of those members of the Silvestor Group which advance funds to Silvestor pursuant to loan agreements (if any) to be entered into with Silvestor.

(iv) A debenture dated 5 December 2003 between Silvestor and JPMorgan Chase Bank as security trustee under which Silvestor provides fixed and floating security over certain of its assets and undertaking in respect of, among other things, all amounts outstanding under the Senior Facility Agreement and the Mezzanine Facility Agreement.

(v) A debenture dated 5 December 2003 between Silvestor Holdings and JPMorgan Chase Bank as security trustee under which Silvestor Holdings provides fixed and floating security over certain of its assets and undertaking in respect of, among other things, all amounts outstanding under the Senior Facility Agreement and the Mezzanine Facility Agreement.

(vi) A letter dated 5 December 2003 from the Senior Lenders and the agent, the mandated lead arrangers and security trustee under the Senior Facility Agreement to Silvestor and Silvestor Holdings under which Silvestor and Silvestor Holdings agree to pay the fees set out in the letter.

(vii) A letter dated 5 December 2003 from Silvestor to the mandated lead arrangers under the Senior Facility Agreement under which Silvestor sets out its interest rate hedging strategy in relation to the senior debt facility.

(viii) A letter dated 5 December 2003 from the Mezzanine Lender and the agent, the mandated lead arranger and security trustee under the Mezzanine Facility Agreement to Silvestor and Silvestor Holdings under which Silvestor and Silvestor Holdings agree to pay the fees as set out in the letter.

(ix) A letter dated 5 December 2003 from Silvestor to the agent and security trustee under the Mezzanine Facility Agreement under which Silvestor sets out its hedging strategy in relation to the mezzanine debt facilities.

(x) A funding deed between Silvestor Holdings and Silvestor pursuant to which Silvestor Holdings undertakes (i) to pay to Silvestor by no later than 11.00 a.m. on the fifth day following the Effective Date the amounts required to enable Silvestor to meet its funding obligations in respect of the consideration for the Acquisition, being an amount equal to the amount made available to Silvestor Holdings by Morgan Stanley Securities Limited pursuant to the cash underpinning agreement plus the amount received by Silvestor Holdings from the MS Funds and the Whitehall 2001 Funds pursuant to their subscriptions for Class A Shares in accordance with the terms of the Shareholders Agreement; and (ii) to execute and deliver to Silvestor Convertible Notes in an amount which will allow Silvestor to provide such Convertible Notes to holders of Canary Wharf Shares as is required in accordance with the terms of the Scheme.

(d) *Underwriting arrangements*

A cash underpinning agreement dated 5 December 2003 between Silvestor Holdings and MSSL pursuant to which MSSL has agreed, conditional, amongst other things, upon the Effective Date occurring not later than 3 April 2004 (or such later date as Silvestor Holdings and MSSL may agree) to procure persons to accept the allotment and issue of an aggregate number of Class B Shares equal to: (i) 189,788,403 Class B Shares; less (ii) the actual number (if any) of Class B Shares that are to be allotted and issued by Silvestor Holdings to Scheme Shareholders (other than Scheme Shareholders that are companies held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family) under the Scheme.

Under the cash underpinning agreement Silvestor Holdings will pay to MSSL an underwriting commission (plus an amount in respect of value added tax, if any) of:

(iii) an amount in pounds sterling equal to 2 per cent. of £189,788,403 (being £3,795,768.06); and

(iv) upon completion of the Acquisition, an amount in pounds sterling equal to 5 per cent. of the number of Class B Shares for which MSSL is obliged to procure persons to accept the allotment and issue as described above.

The cash underpinning agreement contains certain representations, warranties, undertakings and indemnities on the part of Silvestor Holdings. In addition, the obligation of MSSL to procure payment or itself pay for Class B Shares is conditional upon compliance by Silvestor Holdings with certain of its obligations under the agreement, the Scheme becoming effective within 120 days following 5 December 2003 and the London Stock Exchange agreeing to admit the Class B Shares to trading on AIM.

8. Cash confirmation

Morgan Stanley & Co. Limited and N M Rothschild & Sons Limited are satisfied that the necessary financial resources are available to Silvestor to satisfy the consideration due under the Scheme in full including any amounts due to those Canary Wharf Shareholders who make a Cash Election (as that term is defined in the scheme of arrangement contained in Part 4 of this document) in respect of some or all of their Canary Wharf Shares.

9. Sources and bases of information

(a) Unless otherwise stated, financial information relating to the Company has been extracted without material adjustment from relevant published audited reports and accounts of the Canary Wharf Group.

(b) The value of the whole of the issued share capital of the Company of approximately £1.55 billion is based on 585,008,225 shares, being the number of existing issued shares of the Company as at 12 January 2004 (the last practicable business day prior to the publication of this document) and consideration per Canary Wharf Share of 220 pence in cash and 0.45 of a Class B Share (assuming each such share has a value of not less than 100 pence on the Effective Date).

(c) Unless otherwise stated, all prices quoted for Canary Wharf Shares are closing middle market prices and are derived from the Daily Official List.

(d) The number of Canary Wharf Shares in which the Reichmann Interests and Brascan (through its wholly owned subsidiary, Trilon International, Inc.) were interested at 17 December 2003 and the information concerning the agreement between the Reichmann Interests and Brascan in paragraph 5 of Part 1 of this document has been extracted from announcements made by IPC Advisors and Brascan to an RIS on 17 December 2003. Information concerning FMA's intentions with regard to the Scheme has been extracted from announcements made by FMA on 16 and 18 December 2003. The number of Canary Wharf Shares held by FMA on 18 December 2003 in paragraph 5 of Part 1 of this document has been extracted from an announcement made by FMA on 18 December 2003.

10. **General**

(a) Each of Lazard & Co., Limited and Cazenove & Co. Ltd has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(b) Each of Morgan Stanley & Co. Limited and N M Rothschild & Sons Limited has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(c) Goldman Sachs International has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(d) Each of FPDSavills Commercial Limited and CB Richard Ellis Limited has given and not withdrawn its written consent to the issue of this document with the inclusion of their reports and the references to its name in the form and context in which they appear.

(e) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Canary Wharf Shares to be acquired by Silvestor pursuant to the Scheme will be transferred to any other person save that Silvestor reserves the right to transfer any such shares to any other member of the Silvestor Group.

(f) Save as disclosed in this document, no agreement, arrangement or understanding (including compensation arrangement) exists between Silvestor or any person acting in concert with it for the purposes of the Acquisition and any of the directors, recent directors, shareholders or recent shareholders of the Company having any connection with or dependence upon the Acquisition.

(g) Save as disclosed in this document, there has been no material change in the financial or trading position of the Company since 30 June 2003 (the date to which the last published audited accounts of the Company were prepared).

(h) Save as disclosed in this document, there has been no material change in the financial or trading position of Silvestor since 20 August 2003 (the date on which Silvestor was incorporated) or in the financial or trading position of Silvestor Holdings since 29 September 2003 (the date on which Silvestor Holdings was incorporated).

(i) The emoluments of the Silvestor Directors will not be varied as a consequence of the Acquisition.

11. **Documents available for inspection**

Copies of the following documents will be available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, during usual business hours on any weekday (weekends and public holidays excepted) prior to the Scheme becoming effective:

(a) the memorandum and articles of association of the Company;

(b) audited consolidated accounts for the Company for the financial years ending 30 June 2003, 30 June 2002 and 30 June 2001;

(c) copies of the service contracts and letters of appointment referred to in paragraph 5 above;

(d) copies of the material contracts referred to in paragraph 6 above;

(e) copies of the written consents referred to in paragraphs 10(a) to (d) above; and

(f) the valuation reports contained in Part 7 of this document.

Copies of the following documents will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, during usual business hours on any weekday (weekends and public holidays excepted) prior to the Scheme becoming effective:

(a) the memorandum and articles of association of Silvestor;

(b) copies of the material contracts referred to in paragraph 7 above;

(c) full details of the dealings by members of the Morgan Stanley group and the Goldman Sachs group underlying the aggregated dealing information set out in sub-paragraph 4(a)(ii)(5) of this Part 8;

(d) the irrevocable undertakings referred to in paragraph 4 of Part 1 of this document; and

(e) the letter from Morgan Stanley contained in Appendix 1.

12. Exchange rate information for Canadian Shareholders

Certain of the financial information contained in this document is expressed in United Kingdom pounds sterling ("£" or "pounds sterling"). The following chart sets out, for the periods indicated, certain information concerning the number of Canadian dollars ("CDN$") for which one pound sterling could be exchanged based on the quoted rate from the Bank of Canada(1). No representation is made that the pounds sterling amounts actually represent such Canadian dollar amounts or could have been or could be converted into Canadian dollars at the rates indicated, any other rates or at all.

Canadian dollar against the United Kingdom pound sterling

Period	Average(2)	Period End(3)
1 January 1998 – 31 December 1998	2.46	2.54
1 January 1999 – 31 December 1999	2.40	2.33
1 January 2000 – 31 December 2000	2.25	2.24
1 January 2001 – 31 December 2001	2.23	2.32
1 January 2002 – 31 December 2002	2.36	2.54
1 January 2003 – 31 December 2003	2.29	2.31

Period	Average(2)	Period End(3)
31 July 1998 – 30 June 1999	2.48	2.32
31 July 1999 – 30 June 2000	2.35	2.24
31 July 2000 – 30 June 2001	2.20	2.14
31 July 2001 – 30 June 2002	2.26	2.32
31 July 2002 – 30 June 2003	2.39	2.24

(1) Quotations are based on Bank of Canada "nominal rates", which are neither buying nor selling rates. Rates available from financial institutions will likely differ.

(2) Represents the yearly average of noon rates as reported by the Bank of Canada.

(3) Represents the noon rate as reported by the Bank of Canada on the last trading day of the period.

13. No binding agreement

This document does not evidence or record a legally binding agreement between Silvestor and the Company to implement the Acquisition or the Scheme. Save for the Co-operation Agreement, a summary of which is set out in paragraph 6(e) of this Part 8, no such legally binding agreement exists as at the date of this document.

15 January 2004

PART 9

DEFINITIONS

The following definitions apply throughout this document, other than in Part 4 (the Scheme of Arrangement) and in the notices of the Canary Wharf Meetings, unless the context requires otherwise:

"1997 Warrants"	The warrants over Canary Wharf Shares exercisable until 1 April 2006, constituted by a warrant instrument in the form set out in Schedule 1 to a Warrant Instruments Deed made on 6 August 2003 pursuant to an agreement dated 18 October 2001 among IPC Advisors Limited, the Company and the company then known as "Canary Wharf Group plc"
"1999 Warrants"	The warrants over Canary Wharf Shares exercisable until 26 December 2005, constituted by a warrant instrument in the form set out in Schedule 2 to a Warrant Instruments Deed made on 6 August 2003 pursuant to an agreement dated 18 October 2001 among IPC Advisors Limited, the Company and the company then known as "Canary Wharf Group plc"
"Acquisition"	The acquisition of the entire issued share capital of the Company through (i) the acquisition of the Exchange Shares by Silvestor Holdings and (ii) the cancellation of the issued share capital of the Company, other than the Excluded Shares, and the issue to the Silvestor Group of New Canary Wharf Shares in the capital of the Company
"Act" or "Companies Act"	Companies Act 1985, as amended
"Adjusted Triple Net Asset Value"	The net assets of the Canary Wharf Group adjusted in the manner set out in Appendix 2
"AIM"	The Alternative Investment Market of the London Stock Exchange
"AIM Document"	The document dated 15 January 2004 issued by Silvestor Holdings comprising further information on, amongst other things, Silvestor, Silvestor Holdings, the Canary Wharf Group and the Class B Shares and for which Silvestor Holdings and the directors and proposed directors of Silvestor Holdings accept responsibility
"AIM Rules"	The rules governing the operation of AIM as published by the London Stock Exchange from time to time
"board"	As the context requires, the board of directors of Canary Wharf, Silvestor Holdings or Silvestor prior to the Effective Date, or the board of directors of Silvestor Holdings or Silvestor after the Effective Date
"Brascan"	Brascan Corporation
"Budget and Operating Plan"	The budget and operating plans for the Silvestor Group, including all property budgets and property operating plans for any property, approved by a majority of the voting Directors with Glick Approval
"business day"	A day on which the London Stock Exchange is open for the transaction of business
"Canary Wharf" or "the Company"	Canary Wharf Group plc, registered in England and Wales with registered number 4191122

"Canary Wharf Directors"	The directors of the Company, whose names are set out in paragraph 2(a) of Part 8 of this document
"Canary Wharf Estate"	The mixed office and retail development on or adjacent to the two wharves formerly known as Canary Wharf and the majority of Heron Quays, London E14, comprising the land and buildings in the districts known as Canada Square, Jubilee Park, Heron Quays, Cabot Square, Columbus Courtyard, Westferry Circus and Churchill Place
"Canary Wharf Group"	The Company and its subsidiaries and subsidiary undertakings before the Effective Date
"Canary Wharf Meetings"	The Court Meeting and the Extraordinary General Meeting
"Canary Wharf Shareholders"	Holders of Canary Wharf Shares
"Canary Wharf Shares"	Ordinary shares of 1 penny each in the Company
"Canary Wharf Share Schemes"	The Canary Wharf Group plc Long Term Incentive Plan, the Canary Wharf Company Share Option Plan, the Canary Wharf Group plc 1997 Executive Share Option Plan, the Canary Wharf All Employee Share Plan adopted on 8 November 2000 and the Canary Wharf 2001 All Employee Share Plan adopted on 16 October 2001
"Capita Registrars"	The trading name of Capita IRG Plc
"Capital Reduction"	The proposed reduction of the capital of the Company in connection with the Scheme
"Cazenove"	Cazenove & Co. Ltd
"Central London Office Market"	The commercial office market in Central London, comprising the West End (post codes NW1, W1, W2, W8, W11, W14, SW1, SW3 and SW7), Midtown (post codes WC1, WC2, EC4A, EC4Y and EC1N), the City (post codes EC1 (excluding EC1N), EC2 (excluding EC2A), EC3, EC4 (excluding EC4A and EC4Y), SE1 and E1) and Docklands (E14)
"certificated" or "in certificated form"	A share or other security which is not in uncertificated form (that is, not in CREST)
"Certificates of Title"	The certificates of title relating to the Estate, issued on 5 December 2003 by legal counsel to Canary Wharf in connection with the Acquisition
"Class A Shares"	The class A ordinary shares of 10 pence each in the capital of Silvestor Holdings
"Class B Shares"	The class B ordinary shares of 10 pence each in the capital of Silvestor Holdings
"Code"	The City Code on Takeovers and Mergers
"Companies Acts"	Every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to Silvestor Holdings
"Conditions"	The conditions to the implementation of the Acquisition and the Scheme set out in Part 3 of this document and "Condition" means such one or more of them as the context may require
"Consortium"	The consortium comprising the MS Funds, the Glick Entities and the Whitehall 2001 Funds

"Convertible Note Instrument"	An instrument by way of deed poll in the form agreed by the Company and Silvestor Holdings creating the Convertible Notes
"Convertible Notes"	The unsecured loan notes due 2004 to be issued by Silvestor Holdings under the terms of the Convertible Note Instrument which are to be transferred to Scheme Shareholders on the Scheme becoming effective
"Court Meeting"	The meeting of Scheme Shareholders to be convened at the direction of the High Court pursuant to section 425 of the Act at which a resolution will be proposed to approve the Scheme, including any adjournment thereof
"CREST"	The relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)
"CRESTCo"	CRESTCo Limited
"Daily Official List"	The daily official list of the London Stock Exchange
"Directors"	The directors of Silvestor Holdings or of Silvestor (as the case may be) from time to time
"Effective Date"	The date on which the Scheme becomes effective in accordance with its terms
"Estate"	The Canary Wharf Estate, together with North Quay, Riverside South and Heron Quays West
"Exchange Shares"	The 85,004,663 Canary Wharf Shares agreed to be acquired by Silvestor Holdings pursuant to a share exchange agreement dated 5 December 2003 (as amended) between Silvestor Holdings, Simon Glick and the Glick Entities
"Excluded Shares"	The Exchange Shares and any Canary Wharf Shares registered in the name of Silvestor or Silvestor Holdings
"Explanatory Statement"	The explanatory statement (in compliance with section 426 of the Companies Act) relating to the Scheme, as set out in Part 2 of this document
"Extraordinary General Meeting"	The extraordinary general meeting of the Company convened by the notice set out at the end of this document, including any adjournment thereof
"Form of Election"	The form of election under which Scheme Shareholders can elect for varying proportions of cash and Class B Shares under the Mix and Match Election
"FSA"	Financial Services Authority
"Glick Approval"	In relation to a decision by the board of Silvestor Holdings on a particular matter, the affirmative vote of each Glick Director at a meeting of the board of Silvestor Holdings (or of at least one Glick Director with no other Glick Director voting against that matter) or by written consent from each Glick Director (provided that abstaining from a vote at a meeting of the board of Silvestor Holdings shall not count as either an affirmative vote or a vote against a particular matter) and any matter requiring a decision or the approval of the board of Silvestor Holdings and "with Glick Approval" shall be construed accordingly
"Glick Directors"	The Silvestor Holdings Directors designated by the Glick Shareholder Group

"Glick Entities"	GF Investments II, L.L.C., Louis and Simon Glick New Jersey 1987 Trust, Louis Glick and Seymour Pluchenik New Jersey 1987 Trust and Chichester Offshore Limited and/or any of their respective successors and assigns
"Glick Shareholder Group"	The Glick Entities taken together as a group
"Goldman Sachs"	The Goldman Sachs Group, Inc. and/or its affiliates
"Grade A"	In relation to a building or office space means that the building or space is either new or completely refurbished or, before letting or sale, was not or has not been occupied; and where used specifically to describe buildings or office space on the Estate, then it also means that the buildings or space have air conditioning and other modern facilities
"Heron Quays West"	The development site known as "Heron Quays West" on or adjacent to the part of Canary Wharf formerly known as Heron Quays which lies to the west of the Canary Wharf Estate
"High Court"	The High Court of Justice in England and Wales
"Independent Committee"	The committee of the directors of the Company, comprising Sir John Carter, Sir Martin Jacomb, Christopher Jonas, Michael Price, Gerald Rothman, Robert Speirs and Andrew Tisch as directors who are independent in relation to the Scheme and the Acquisition
"IPC Advisors"	IPC Advisors Corporation, a company connected with Paul Reichmann
"Lazard"	Lazard & Co., Limited
"Listing Rules"	The rules and regulations made by the UK Listing Authority under Part VI of the Financial Services and Markets Act 2000
"London Stock Exchange"	London Stock Exchange plc
"Material Variance"	An action by Silvestor Holdings that is at variance with, or not contemplated by, the then current Budget and Operating Plan Strategy
"Mix and Match Election"	The facility under which Scheme Shareholders may elect to vary the proportion in which they receive cash and Class B Shares in respect of their holding of Canary Wharf Shares
"Morgan Stanley"	Morgan Stanley & Co. Limited
"MS Directors"	The Silvestor Holdings Directors designated by the MS Shareholder Group
"MS Funds"	The MSREF Funds, the MSRESS Funds and the Princes Gate Investors
"MSQ"	An associate of the MS Funds that is a limited partnership to be formed by an affiliate of MSREF IV International-GP, L.L.C. and the Government of Qatar, Supreme Council for Economic Affairs and Investment, provided that one or more of the MS Funds or their subsidiaries serves as the general partner or managing member of such associate or has investment management authority over such associate
"MSREF Funds"	The real estate private equity funds managed by MSREF IV International-G.P., L.L.C., consisting of MSREF IV TE Holding, L.P., Morgan Stanley Real Estate Fund IV International-T, L.P.,

	Morgan Stanley Real Estate Investors IV International, L.P. and Morgan Stanley Real Estate Fund IV Special International, L.P.
"MSRESS Funds"	The real estate private equity funds managed by MSDW Real Estate Special Situations II Manager, L.L.C., consisting of Morgan Stanley European Real Estate Special Situations Fund II, L.P., Morgan Stanley European Real Estate Special Situations Fund II-T, L.P., Morgan Stanley European Real Estate Special Situations II Investors, L.P., Morgan Stanley European Real Estate Special Situations Fund II-A, C.V., Morgan Stanley European Real Estate Special Situations Fund II-B, C.V. and Morgan Stanley European Real Estate Special Situations Fund II-C, C.V. and/or their respective successors and assigns
"MS Shareholder Group"	The MS Funds, including MSQ if the MSREF Funds novate a portion of their subscription obligations to MSQ as described in paragraph 7(b)(iii) of Part 8 of this document, taken together as a group
"MSSL"	Morgan Stanley Securities Limited
"North Quay"	The development site known as "North Quay" which is owned by the Canary Wharf Group and is located in the part of the Canary Wharf Estate which is north of West India Dock, south of Aspen Way and to the east of the Docklands Light Railway
"Offer Period"	The period which commenced on 6 June 2003 with the announcement made by the Company that it had received a number of approaches and ending on the Effective Date
"Official List"	The official list maintained by the UK Listing Authority
"Ordinary Shares"	The Class A Shares and the Class B Shares in Silvestor Holdings
"Panel"	The Panel on Takeovers and Mergers
"Party Shareholders"	Excluding Silvestor Holdings, the parties to the Shareholders Agreement, including MSQ if any of the MS Funds novate a portion of their subscription obligations to MSQ as described in paragraph 7(b)(iii) of Part 8 of this document
"pounds" or "£"	UK pounds sterling
"Princes Gate Investors"	Princes Gate Investors III, L.P., and certain investment accounts managed by PG Investors III, Inc. and/or their respective successors and assigns
"Property Sale Agreements"	(i) An agreement relating to the sale and purchase of certain leasehold property at 25 Canada Square, Canary Wharf, London dated 5 December 2003 made among Canary Wharf Limited, Canary Wharf Holdings Limited, R.B. Bishopsgate Investments Limited and RBS and (ii) an agreement relating to the sale and purchase of certain leasehold property at 5 Canada Square, Canary Wharf, London dated 5 December 2003 made among Canary Wharf Limited, Canary Wharf Holdings Limited, R.B. Drummond Investments Limited and RBS, in each case in the form and on the terms of that agreement at the time of execution and excluding any subsequent amendment, supplement, modification or variation thereof or thereto
"RBS"	The Royal Bank of Scotland plc
"Regulations"	The Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)

"Retail Premises"	The premises demised by a lease dated 6 June 2000 made between Canary Wharf Investments Limited, Canary Wharf Limited, Canary Wharf Investments (Phase I) Limited and Canary Wharf Management Limited
"RIS" or "Regulatory Information Service"	Any of the services set out in schedule 12 of the Listing Rules
"Riverside South"	The development site known as "Riverside South" which is owned by the Canary Wharf Group and is located in the part of the Canary Wharf Estate which is south of Westferry Circus and west of Westferry Road
"Rothschild"	N M Rothschild & Sons Limited
"Scheme"	The scheme of arrangement proposed to be made under section 425 of the Companies Act 1985 to effect the Acquisition between the Company and the Scheme Shareholders as set out in Part 4 of this document and pursuant to which the Scheme Shareholders will receive, in respect of each Scheme Share, 220 pence in cash and 0.45 of a Convertible Note (each such note carrying the right to convert into one Class B Share), as adjusted in accordance with the Mix and Match Election, such scheme with or subject to any modification, addition or condition approved or imposed by the High Court and agreed by the Company and Silvestor
"Scheme Record Time"	6.00 p.m. on the business day immediately preceding the Effective Date
"Scheme Shareholders"	Holders of Scheme Shares
"Scheme Shares"	All the Canary Wharf Shares: (a) in issue at the date of this document; (b) (if any) issued after the date of this document and prior to the Voting Record Time; and (c) (if any) issued at or after the Voting Record Time and prior to the Scheme Record Time on terms that the holder thereof shall be bound by the Scheme, but excluding the Excluded Shares
"SEC"	The US Securities and Exchange Commission or any successor agency thereto
"Securities Act"	The United States Securities Act 1933 (as amended) and the rules and regulations promulgated thereunder
"SG Shares"	The preferred redeemable convertible shares of 10 pence each in Silvestor Holdings
"Shareholder Group"	Each of the MS Shareholder Group, the Whitehall Shareholder Group and the Glick Shareholder Group
"Shareholders Agreement"	The shareholders agreement dated 5 December 2003 (as amended by agreements supplemental thereto dated 12 and 15 January 2004) among Silvestor Holdings, the MS Funds, the Glick Entities and the Whitehall 2001 Funds
"Silvestor"	Silvestor UK Properties Limited, registered in England and Wales with registered number 4872110
"Silvestor Group"	Silvestor Holdings, its subsidiaries and its subsidiary undertakings from time to time

"Silvestor Holdings"	Silvestor Holdings plc, registered in England and Wales with registered number 4914707
"Silvestor Holdings Shareholders"	Holders of Silvestor Holdings Shares
"Silvestor Holdings Shares"	The Class A Shares, the Class B Shares and the SG Shares
"subsidiary"	A subsidiary as that term is defined in section 736 of the Companies Act
"subsidiary undertaking"	A subsidiary undertaking as that term is defined in section 258 of the Companies Act
"Third Party Announcement"	An announcement made by a third party, which is not acting in concert with Silvestor, of an intention to make an offer (whether or not subject to any pre-conditions) for the entire ordinary share capital of Canary Wharf (other than those shares owned or contracted to be acquired by the person making such offer and its associates) pursuant to Rule 2.5 of the Code
"Third Party Transaction"	The offer or proposal referred to in a Third Party Announcement (as may be amended or revised from time to time)
"UK Listing Authority"	The UK Listing Authority, being the Financial Services Authority acting in is capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"uncertificated" or "in uncertificated form"	In relation to a share or other security, a share or other security which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
"United Kingdom" or "UK"	The United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	The United States of America, its territories and possessions, any state or political sub-division of the United States of America and the District of Columbia
"US Person"	A US person as defined in Regulation S under the Securities Act
"Valuers"	FPDSavills Commercial Limited, Chartered Surveyors, and CB Richard Ellis Limited, Surveyors and Valuers
"VAT"	Value added tax under the Value Added Tax Act 1994
"Voting Record Time"	In relation to both the Court Meeting and the Extraordinary General Meeting, 6.00 p.m. on the second day before the Court Meeting or the Extraordinary General Meeting, as the case may be, or if either are adjourned, 48 hours before the time set for the adjourned meeting
"Warrants"	The 1997 Warrants and the 1999 Warrants
"Whitehall 2001 Funds"	The Whitehall 2001 Funds include Whitehall Street Global Real Estate Limited Partnership 2001, Whitehall Parallel Global Real Estate Limited Partnership 2001, Whitehall Street International Real Estate Limited Partnership 2001, Whitehall Street Global Employee Fund 2001, L.P., and Whitehall Street International Employee Fund 2001 (Delaware), L.P., each an investment fund sponsored and managed by The Goldman Sachs Group, Inc. and/or its affiliates
"Whitehall Director"	The Director designated by the Whitehall Shareholder Group
"Whitehall Shareholder Group"	All of the Whitehall 2001 Funds taken together as a group

APPENDIX 1
ESTIMATE OF VALUE OF CLASS B SHARES

The following is the full text of a letter from Morgan Stanley & Co. Limited to the Directors of Silvestor Holdings and of Silvestor

The Directors
Silvestor Holdings plc
2 Lambs Passage
London EC1Y 8BB

The Directors
Silvestor UK Properties Limited
2 Lambs Passage
London EC1Y 8BB

15 January 2004

Recommended offer by Silvestor UK Properties Limited for Canary Wharf Group plc

Dear Sirs,

Pursuant to the requirements of the City Code on Takeovers and Mergers (the "Code"), you have requested our opinion as to the estimated value of a Class B Share in Silvestor Holdings (the "Estimate of Value"). Under the terms of the Acquisition, for each Canary Wharf Share held, Canary Wharf Shareholders will be entitled to receive 220 pence in cash and 0.45 of a Class B Share, unless they elect to vary the proportions in which they receive cash and Class B Shares via the Mix and Match Election. The Class B Shares are currently unlisted and therefore do not have a public valuation. It is proposed that the Class B Shares will be admitted to trading on the Alternative Investment Market of the London Stock Exchange.

Capitalised terms used in this letter will, unless otherwise stated, have the same meaning given to them in the document being sent to Canary Wharf Shareholders in relation to the scheme of arrangement to implement the Acquisition (the "Scheme Document").

Purpose

This Estimate of Value has been provided to the directors of Silvestor Holdings and the directors of Silvestor solely for the purposes of Rule 24.10 of the Code and shall not be used or relied upon for any other purpose whatsoever. It is not addressed to and may not be relied upon by any third party for any purpose whatsoever and Morgan Stanley & Co. Limited ("Morgan Stanley") expressly disclaims any duty or liability to any third party with respect to the contents of this letter.

This letter sets out our opinion as to the estimate of value of each Class B Share, assuming such shares had been in issue as at 12 January 2004 (being the last practicable business day prior to the publication of the Scheme Document) and assuming a willing buyer and seller, neither being under any compulsion to buy or sell, dealing on an arm's length basis, each having knowledge of all relevant facts. We have assumed for this purpose that, as at 12 January 2004, the Acquisition had been completed so that Silvestor Holdings had full control of the Company through its ownership of Silvestor, and that the Class B Shares had been issued.

This Estimate of Value does not represent the value that a holder of a Class B Share may realise on any future sale of Class B Shares; such a value may be higher or lower than the figure in this letter. Morgan Stanley assumes no obligation to update or revise this Estimate of Value based upon circumstances or events occurring after the date hereof.

Information

In arriving at our Estimate of Value, we have, among other things:

i. reviewed certain publicly available financial statements and other business and financial information relating to the Company;

ii. reviewed certain information provided by senior management of the Company relating to the operations, financial condition and prospects of the Company;

iii. reviewed certain financial projections prepared by the principal investors in Silvestor Holdings;

iv. considered the commercial assessments of the directors of Silvestor Holdings and of Silvestor;

v. considered the valuations of the Company's assets prepared by CB Richard Ellis Limited, Surveyors and Valuers and FPDSavills Commercial Limited, Chartered Surveyors as at 30 June 2003 and 31 December 2003 (the "property valuations");

vi. reviewed the Articles of Association of Silvestor Holdings and the rights and restrictions attached to the Class B Shares; and

vii. considered such other factors and performed such other analyses as we considered appropriate.

We have relied on, and assumed, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably and properly prepared on bases reflecting the best currently available estimates and judgements of the future financial performance of Canary Wharf. We have not made any independent valuation or appraisal of the assets and liabilities of Canary Wharf, nor have we sought or been provided with any such valuation or appraisal, apart from the property valuations. Our opinion is necessarily based on financial, economic, market and other conditions in effect, and the information made available to us, as at 12 January 2004 (being the last practicable business day prior to publication of the Scheme Document).

The valuation of non-publicly traded securities is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond our control. In performing this analysis, Morgan Stanley has made numerous assumptions with respect to industry performance and general business, economic and market conditions (in particular the current economic cycle and its impact on the real estate sector), many of which are beyond the control of Silvestor Holdings. Consequently, the view expressed in this letter is not necessarily indicative of: (1) the price at which the Class B Shares might actually trade in any public market as at 12 January 2004 or at any future date; or (2) the amount which might be realised upon a sale of the Class B Shares to a third party. This Estimate of Value may differ substantially from estimates available from other sources. In addition, our view would be expected to fluctuate with changes in prevailing market conditions, the financial condition and prospects of Silvestor Holdings and other factors which generally influence the valuation of companies and securities.

Methodology

Morgan Stanley has used the valuation methodologies generally used in the real estate sector, including, *inter alia*, discounts to net asset value by reference to comparable companies and a discounted cash flow analysis based on the forecast cash flow for the business prepared by Silvestor Holdings and reflecting the proposed financing structure.

We have produced an estimated value per Class B Share using these methodologies and taken into account the information, factors, assumptions and limitations set out above.

The taxation position of individual shareholders will vary and so we have not taken account of the effects of any taxation exemptions, allowances or reliefs available for the purposes of income, capital gains, inheritance or any other applicable tax, duty or levy, notwithstanding that these may be significant in the case of some shareholders.

No account has been taken of the dealing costs a holder of Class B Shares might incur and it has been assumed that there is no dealing spread (the difference between a buying and selling price quoted by a market maker).

Opinion

On the basis of and subject to the foregoing, if a Class B Share had been in issue as at 12 January 2004 (being the last practicable business day prior to the publication of the Scheme Document), the estimated value per Class B Share would have been not less than 100 pence. On this basis, the value per 0.45 of a Class B Share, which is receivable in respect of each Canary Wharf Share under the terms of the Acquisition (unless a different election is made pursuant to the Mix and Match Election), would have been not less than 45 pence.

General

Morgan Stanley is acting as financial adviser to Silvestor, Silvestor Holdings, the MSREF Funds, the MSRESS Funds and Princes Gate Investors and no one else in connection with the Acquisition and the Scheme. MSSL, an affiliate of Morgan Stanley, is fully underwriting the Class B Shares (other than those to be issued to companies held by a trust for the benefit of HRH Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family). Morgan Stanley and MSSL will receive fees from Silvestor and Silvestor Holdings in respect of these services.

Morgan Stanley will not be responsible to anyone other than Silvestor, Silvestor Holdings, the MSREF Funds, the MSRESS Funds and Princes Gate Investors for providing the protections afforded to clients of Morgan Stanley, nor for providing advice in connection with the Acquisition or the Scheme.

In providing this Estimate of Value, Morgan Stanley expresses no opinion or recommendation to any person as to whether they should vote in favour of the Scheme or whether they should make any elections pursuant to the Mix and Match Election. Morgan Stanley expresses no opinion as to the fairness of the financial terms of the Acquisition or the Scheme.

Yours faithfully
For and on behalf of
Morgan Stanley & Co. Limited

Brian Magnus
Managing Director

APPENDIX 2

NET ASSET VALUES

The Adjusted Triple Net Asset Value has been calculated to assist Canary Wharf Shareholders in their financial evaluation of the Acquisition since it enables a comparison to be made between the terms of the Acquisition and the terms of previous offers for other property companies. Actual realisable values may differ from those stated due to various factors, including, but not limited to, market fluctuations. Even if the realisable values were identical to those stated, the Adjusted Triple Net Asset Value is not an estimate of the value of Canary Wharf on a liquidation as it does not take into account other matters such as penalties on the prepayment of indebtedness and expenses relating to the disposal of assets.

The table below illustrates the effect on Canary Wharf's net asset values of the disposal of 5 Canada Square and 25 Canada Square, as described in the circular to shareholders dated 5 December 2003 (the "Disposals"). The Disposals were approved by shareholders at the Extraordinary General Meeting held on 22 December 2003. The table below includes the actual proceeds received on completion on 22 December 2003 and to that extent differs from the table contained in the circular to shareholders, which showed estimates of expected proceeds. In particular, breakage costs associated with hedging instruments were higher than estimated in the circular because of movements in interest rates between 5 December 2003 and 22 December 2003 and the mix of notes repaid as a result of the Disposals was different from that originally anticipated because of the requirements of the rating agencies in connection with the rating reaffirmation. Both the table in the circular to shareholders and the table below assume that the transaction had taken place at 30 June 2003. No other balance sheet movements since 30 June 2003 or any property or financing transaction, other than the sale on 22 December 2003 of leasehold interests in 5 Canada Square and 25 Canada Square, have been included in the table.

£ million	**Per Statutory Balance Sheet for y/e 30 June 2003**	**Uplift in Property Values to Market Value**	**Property Values at Market Value**	**Disposals**	**Pro Forma**
Total Property	5,315.8[1]	448.0[2]	5,763.8	(1,017.0)[1]	4,746.8
Securitisation I	(590.0)		(590.0)	–	(590.0)
Securitisation II	(3,027.0)		(3,027.0)	876.3[3]	(2,150.7)
Other Debt	(1,093.0)		(1,093.0)	(12.2)[4]	(1,105.2)
Unrestricted Cash	276.8		276.8	236.8[5]	513.6
Restricted Cash	752.3		752.3	(50.5)	701.8
FRS 19 – deferred tax provision	(47.9)		(47.9)[6]	(24.1)[7]	(72.0)
Other Net Assets	(67.6)		(67.6)	(20.2)[8]	(87.8)
NAV incl. FRS 19	**1,519.4**	**448.0**	**1,967.4**	**(10.9)**	**1,956.5**
Add-back of FRS 19			47.9[6]	24.1[7]	72.0
Adjusted Net Asset Value			**2,015.3**	**13.2**	**2,028.5**
UITF 28 – Aldersgate & Broadgate			(179.0)[9]		(179.0)
FRS 13 (net of tax)			(346.5)[10]	39.0[10]	(307.5)
Contingent Tax (pre EZA uplift)			(258.1)[11]	0.0[11]	(258.1)
Triple Net Asset Value			**1,231.7**	**52.2**	**1,283.9**
Uplift in Market Value attributable to EZAs			525.0[12]	(136.0)[12]	389.0
FRS 19 – deferred tax provision			(84.9)[13]	(52.6)[7]	(137.5)
Contingent Tax on EZA uplift			(147.4)[14]	21.0[14]	(126.4)
Adjusted Triple Net Asset Value			**1,524.4**	**(115.4)**	**1,409.0**
Adjusted NAV p.s. (p)			**344**	**2**	**347**
NNNAV p.s. (p)			**211**	**9**	**220**
NNNAV p.s. adj. for EZAs (p)			**261**	**(20)**	**241**
Net Debt			(3,680.9)	1,050.4	(2,630.5)

Notes

The unaudited pro forma statement of net assets shown above is based on the published annual report and financial statements of Canary Wharf to which the following adjustments have been made:

(1) Total property comprises (i) investment properties stated at 30 June 2003 Market Value derived in accordance with the Appraisal and Valuation Standards published by the Royal Institution of Chartered Surveyors ("Market Value") (excluding any uplift for the benefit of EZAs), net of an adjustment of £47.7 million required by Urgent Issues Task Force Abstract 28 (Operating Lease Incentives) ("UITF 28") in respect of tenant incentives attributable to such properties, (ii) properties under construction stated at cost and (iii) properties held for development stated at cost. The Market Value of 25 Canada Square at 30 June 2003 was £690 million and the Market Value of 5 Canada Square at that date was £327 million.

(2) Uplift in carrying value of properties under construction and properties held for development to Market Value in existing state as at 30 June 2003.

(3) Repayment of £901.3 million of floating rate notes less £25.0 million of D Notes held by Canary Wharf. Repayment of the notes will take place on 22 January 2004, the next interest payment date.

(4) The Canary Wharf Group's debt instruments are stated net of financing costs and such costs are charged to the profit and loss account over the term of the debt instruments at a constant rate based on the carrying amount of the debt. To the extent that debt instruments are repaid early, the unamortised financing costs attributable to that debt must be written off to the profit and loss account.

(5) The Disposals generated additional liquidity for the Canary Wharf Group of £236.8 million. The initial proceeds are calculated as follows:

	£ million
Sale of properties	1,112.0
Less: Prepayment of debt (net of cancellation of £25 million of D Notes held by the Canary Wharf Group)	(876.3)[(a)]
Less: Breakage costs of hedging instruments	(44.1)[(b)]
Less: Repayment of rent received in advance	(1.8)
Less: Estimated fees	(3.5)[(c)]
	186.3
Add: Release of Coverage Reserve	50.0[(d)]
Add: Release of Interest Reserve less interest on notes until repayment on 22 January 2004	0.5[(e)]
	236.8

Notes

(a) The following classes of notes will be repaid on 22 January 2004:

Tranche	**£ million**
A2	100.8
A4	90.0
A5 (part)	115.5
A6	325.0
R1	125.0
R2	60.0
B1	60.0
	876.3
D notes held by the Canary Wharf Group	25.0
Total	**901.3**

(b) The costs include any premium payable on redemption of the notes. The amount of breakage costs also includes the fee payable in respect of the facility referred to in (f) below.

(c) Fees paid to Canary Wharf's advisers in connection with the Disposals.

(d) As a result of repaying the A6, R1 and R2 notes, security over the £50 million Coverage Reserve established as a result of the tap issue in October 2002 was released.

(e) As a result of repayment of the notes, £0.5 million of the Interest Reserve will be released on 22 January 2004, being the excess over the release required to pay interest on the notes to be repaid on that date.

(f) In connection with the securitisation of 25 Canada Square, the Group entered into a facility agreement with Gibraltar Holdings Limited, (the "DS5 Facility Provider"), whereby, in consideration for the payment of a commitment fee, the DS5 Facility Provider made available on an interest free basis a loan facility drawable in circumstances where in respect of 25 Canada Square there is a default in the payment of rent. As a result of the sale of 25 Canada Square and its withdrawal from the securitisation, the benefit of the facility has been transferred to 33 Canada Square, another property leased to Citigroup, in consideration for the payment of a fee. This fee is included in the estimated breakage costs referred to in (b) above.

(6) Deferred tax arises from timing differences between the recognition of gains and losses for accounts purposes and their recognition in the Canary Wharf Group's corporation tax return. In accordance with Financial Reporting Standard 19 (Deferred Tax) ("FRS 19") the Canary Wharf Group has recognised a deferred tax provision in respect of timing differences that have originated but not reversed at the balance sheet date. These timing differences originate when transactions or events that result in an obligation to pay more or less tax in the future have occurred on or before the balance sheet date. As permitted by FRS 19, deferred tax is calculated on a discounted basis to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse or, where the timing differences are not expected to reverse beforehand, a period not exceeding 50 years. At 30 June 2003, the Canary Wharf Group recognised a deferred tax provision of £47.9 million. This provision reflects, *inter alia*, the clawback of EZAs already claimed in respect of certain properties which would arise in the event of the disposal of those properties.

In arriving at Adjusted Net Asset Value, the provision for deferred tax recognised in accordance with FRS 19 has been added back. FRS 19 requires, *inter alia*, provision to be made for deferred tax on capital allowances claimed notwithstanding that the related tax would not become payable unless the related properties were disposed of. In contrast, no provision is required for the tax which would become payable on the profits which would be realised if the Canary Wharf Group were to dispose of its properties at their Market Value. This inconsistency in the accounting standard has therefore been reversed in calculating the adjusted net asset value per share. No element of the deferred tax provision recognised at 30 June 2003 related to either 5 Canada Square or 25 Canada Square.

(7) In order to shelter the profit realised on disposal of 5 Canada Square and 25 Canada Square, it will be necessary to claim EZAs to cover the element of that profit which cannot be sheltered by losses. A deferred tax provision would need to be recognised in respect of the EZAs claimed and this has been estimated at £24.1 million on a discounted basis or £52.6 million undiscounted.

(8) In accordance with UITF 28, the rental income receivable under a lease is allocated to periods evenly over the lease term, or, if earlier, to the period to the first open market rent review. The effect of this policy is to recognise rental income during rent free periods, which adjustment then reverses from the date of rent commencement. The rent free adjustment in respect of 5 Canada Square and 25 Canada Square at 30 June 2003 was £20.2 million and this balance must be written off to the profit and loss account upon sale of the properties.

(9) At 30 June 2003, the Canary Wharf Group recognised a provision of £123.5 million in respect of the estimated liability relating to vacant leasehold property assumed from Clifford Chance in connection with its lease of 10 Upper Bank Street. At that date the Canary Wharf Group also accrued £28.2 million and provided a further £27.3 million in respect of certain liabilities to Lehman Brothers in connection with its lease of 25-30 Bank Street. These amounts, totalling £179.0 million, are treated as lease incentives and accounted for in accordance with UITF 28. Accordingly, £179.0 million was included in prepayments at 30 June 2003 which will be amortised through the profit and loss account over the period to the first open market review on, as applicable, 10 Upper Bank Street and 25-30 Bank Street. UITF 28 requires that, upon completion of these two properties (which has occurred since 30 June 2003) and their revaluation to Market Value, the valuation should be reduced for these incentives.

(10) At 30 June 2003, the adjustment required by Financial Reporting Standard 13 (Derivatives and Other Financial Instruments) ("FRS 13") in order to mark the Canary Wharf Group's financial instruments to market was £495.2 million, or £346.5 million net of tax. The adjustment has been shown on a post tax basis as the loss arising on redemption of debt at above nominal values could be offset against taxable profits.

Of the amount of £346.5 million, £39.0 million was attributable to the swaps and notes which have subsequently been closed out as a result of repaying £901.3 million of notes in connection with the Disposals.

(11) The figure of £258.1 million represents the contingent tax which would be payable upon disposal of the Canary Wharf Group's properties at their Market Value at 30 June 2003, excluding any value attributable to EZAs. The disposal of 5 Canada Square and 25 Canada Square at their EZA-exclusive values does not reduce this contingent tax liability because the profit arising on the sale of these properties may be fully sheltered by the Canary Wharf Group's tax losses. As such, although the contingent profits are reduced as a result of the sale of these properties, the losses that may be used to shelter the lower contingent profits are reduced by the same amount.

(12) The Canary Wharf Group has received an assessment from its valuers that the increase in Market Value attributable to EZAs at 30 June 2003 was £525.0 million. This increase represents the valuers' assessment of the additional amount that a third party purchaser would pay for a property recognising that a third party purchaser would pay more for a building that attracts EZAs than for a building that does not. Of the increase in Market Value of £525.0 million, £136.0 million in total was attributable to 5 Canada Square and 25 Canada Square.

It should be noted that the assessment of the value of EZAs above, based on the sale of properties as at 30 June 2003, is not a suitable measure of their worth to the Canary Wharf Group on an on-going basis. For example, the 100% initial allowance which maximises the value of the EZAs in a sale to a third party is only available on the first sale within two years of the building being occupied. If an intra-group transfer of the property is made to allow the Canary Wharf Group to claim the EZAs, a claim for either the initial allowance or for writing down allowances at the rate of up to 25% of the qualifying expenditure will be made as required in future accounting periods. After this first intra-group sale, the value of the EZAs to a third party will fall considerably as a third party would then only be able to claim writing down allowances at a rate of approximately 4% per annum thereafter. Of the total increase in value of £525.0 million, approximately £475 million is attributable to EZAs on buildings in respect of which a purchaser could claim the 100% initial allowance. Accordingly, the disclosed amount of additional value attributable to EZAs will reduce over the next couple of years as buildings are transferred within the Canary Wharf Group in order to preserve the entitlement of the Canary Wharf Group to claim accelerated rates of writing down allowances.

(13) A sale of the properties at their Market Value with the benefit of EZAs would trigger a clawback of EZAs previously claimed on those properties. Deferred tax has been provided in the Canary Wharf Group's balance sheet at 30 June 2003 in relation to EZAs already claimed but this provision has been discounted to recognise that any clawback would under normal circumstances take place in the future. If all properties are deemed to be sold at 30 June 2003, the clawback would be triggered immediately and the liability would become the undiscounted

amount. This would increase the discounted liability of £47.9 million by £37.0 million to £84.9 million at 30 June 2003.

(14) If the properties were sold at a value of £525 million above their Market Value, i.e. at their Market Value inclusive of EZAs, the contingent tax liability would increase accordingly. The Canary Wharf Group has calculated that on a basis consistent with the calculation of the £258.1 million referred to in (11), after allowing for utilisation of capital losses, the contingent tax liability as at 30 June 2003 based on the Market Values inclusive of EZAs would be £147.4 million higher, i.e. £405.5 million in total. Alternatively put, the uplift in value attributable to EZAs would fall from £525.0 million to approximately £378 million after taking account of the resulting increase in the related tax liability. Of the amount of additional contingent tax arising due to the EZA uplift, £21.0 million relates to 5 Canada Square and 25 Canada Square.

(15) Adjusted Net Asset Value, Triple Net Asset Value and Adjusted Triple Net Asset Value as set out in the table above have been calculated as at 30 June 2003. They do not take account of any changes in the Market Value of Canary Wharf's property portfolio or its debt or any other balance sheet movements since 30 June 2003, in particular losses incurred or profits earned for the period ended 31 December 2003.

Part 7 of the document provides information with respect to the valuation of the property portfolio as at 31 December 2003. The table below summarises the results of these valuations in comparison with 30 June 2003.

	Market Value at 31 December 2003 £ million	**Market Value at 30 June 2003[1] £ million**
Completed investment properties:		
– valued by CB Richard Ellis	1,386.5	1,558.6
– valued by FPDSavills	3,103.8	2,671.9
	4,490.3	4,230.5
Properties under construction:		
– valued by CB Richard Ellis	370.0	740.0
– valued by FPDSavills	4.5	596.0
	374.5	1,336.0
Properties held for development		
– valued jointly by CB Richard Ellis and FPDSavills	240.0	245.0
Total portfolio	5,104.8[2]	5,811.5

(1) Market Value at 30 June 2003 includes 5 Canada Square and 25 Canada Square which were sold on 22 December 2003 and had a combined market value at 30 June 2003 of £1,017 million.

(2) Market Value at 31 December 2003 reflects additions to properties under construction which, subject to completion and review of the interim financial statements for the six month period ended 31 December 2003, are estimated at approximately £250 million.

The movement in the valuation of the property portfolio (prior to any adjustments for UITF 28) over the six months ended 31 December 2003 is shown in the following table:

	£ million
Market value at 30 June 2003	5,811.5
Estimated additions for the six months ended 31 December 2003	250.0
Disposals	(1,017.0)
Revaluation surplus	60.3
Market value at 31 December 2003	5,104.8

During the six months ended 31 December 2003 three properties reached practical completion and transferred from properties under construction to completed investment properties: 25 Bank Street, a 1,023,300 sq ft building let to Lehman Brothers for 30 years, subject to the leaseback of 100,800 sq ft for 5 years and 102,100 sq ft for 10 years; 10 Upper Bank Street a 1,000,400 sq ft building leased to Clifford Chance for 25 years, subject to lease back of 52,500 sq ft for 5 years and 52,100 sq ft for 10 years; and the Jubilee Place Mall, a 89,900 sq ft retail building. In addition, two properties were sold in the period: 5 Canada Square, a 515,100 sq ft building let to CSFB and 25 Canada Square, a 1,223,500 sq ft building let to Citigroup. Excluding additions for the six month period ended 31 December 2003 which, subject to completion and review of the interim financial statements, are estimated at approximately £250 million, and the impact of the sale of the two Canada Square properties, the revaluation of the remaining portfolio at 31 December 2003 resulted in a revaluation surplus of approximately £60.3 million, an increase of 1.2 per cent. over the six month period.

For illustrative purposes, Canary Wharf has obtained an estimate of the Market Value of its debt as at 31 December 2003. Excluding breakage costs on the £876.3 million of notes to be repaid on 22 January 2004, this estimate would imply an adjustment under FRS 13 of £334.5 million or £234.1 million net of tax (40 pence per share). On a post tax basis, this represents a reduction of £73.4 million (13 pence per share) compared with an adjustment of £307.5 million as at 30 June 2003, excluding the adjustment relating to the notes to be repaid on 22 January 2004.

At 31 December 2003, the Canary Wharf Group's estimated weighted average cost of debt (including credit wraps) was 6.0 per cent. (or 5.89 per cent. excluding credit wraps), in comparison with 6.15 per cent. at 30 June 2003 (or 6.0 per cent. excluding credit wraps).

APPENDIX 3

DESCRIPTION OF RIGHTS ATTACHING TO THE CLASS B SHARES

The articles of association of Silvestor Holdings to be adopted by special resolution prior to the Effective Date (the "Articles") will contain, amongst other things, provisions to the following effect:

1. *Share rights*

   Subject to the Companies Acts and other shareholders' rights, shares may be issued with such rights and restrictions as Silvestor Holdings may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board with Glick Approval may decide (with certain exceptions). Redeemable shares may be issued. Subject to the Articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the board.

2. *Voting rights*

   A resolution put to the vote of any general meeting shall be decided by way of poll, and votes may be given in person or by proxy. Each SG Share and Class A Share will have eight votes attached to it. Each Class B Share will have one vote attached to it.

3. *Dividends*

   (a) **SG Shares**

   Holders of SG Shares will be entitled to receive in priority to any payment by way of dividend or other distribution to the holders of any other class of shares a fixed cumulative dividend of 8 per cent. per annum accruing from day to day. Dividends will be payable quarterly in arrear on the first business day of January, April, July and October, on the SG Shares, save that: (i) dividends on the SG Shares will accrue but will not be declared or paid prior to the second anniversary of issue of the SG Shares unless the board resolves to do so; and (ii) thereafter 50 per cent. of each dividend will be payable quarterly and 50 per cent. of each dividend will accrue but will not be declared or paid unless the board resolves to do so. Any dividends not paid on the relevant quarterly payment date (whether or not due to be paid) will compound quarterly at 8 per cent. per annum. This compounding rate will increase quarterly by 0.5 per cent. in the event that dividends which are due to be paid are not paid for any reason, up to a maximum of 10 per cent. (which will reduce to 8 per cent. again once all accrued dividends which are due to be paid have been paid).

   (b) **Class A Shares and Class B Shares**

   The Class B Shares will rank equally with the Class A Shares in respect of their rights to dividends and other distributions. The holders of both Class A Shares and Class B Shares will be entitled to a fixed cumulative dividend of 8 per cent. per annum which will accrue from day to day. Dividends will be payable quarterly in arrears subject to the priority of the SG Shares. Any dividends not paid on the relevant quarterly payment date will compound quarterly at 8 per cent. per annum. The Class A Shares and Class B Shares will rank behind the SG Shares and dividends will not be payable on the Class A Shares and Class B Shares while any dividends on the SG Shares are due and outstanding.

   (c) After payment of all dividends referred to above, any remaining available cash flows that are authorised by the board to be distributed shall be distributed to the holders of SG Shares, Class A Shares and Class B Shares pro rata to the amounts paid up or deemed to be paid up on those shares. All SG Shares, Class A Shares and Class B Shares to be issued in relation to the Acquisition will be paid up or deemed to be paid up as to £1 per share.

   (d) **Other Dividends**

   In addition, and subject to the provisions of the Companies Acts and the Articles: (i) Silvestor Holdings may by ordinary resolution from time to time declare dividends not

exceeding the amount recommended by the board; and (ii) the board may pay such interim dividends or distributions as appear to the board to be justified by the financial position of Silvestor Holdings, provided that the Class A Shares and Class B Shares shall be treated equally in respect of interim dividends or distributions paid.

(e) **Restrictions relating to dividends, other distributions and redemptions**

No dividend or other distribution (including on a redemption of SG Shares) may be declared or paid, or deemed to be declared or paid, to the extent prohibited by the Articles or any legal or regulatory restriction or by the terms of any of Silvestor Holdings' financing documents or (in the case of payment) if Silvestor Holdings has insufficient available cash flows for that purpose. Any such restriction will not prevent any dividend or other distribution from accruing or compounding.

4. *Liquidation or sale of Silvestor Holdings*

On (i) a liquidation, dissolution or winding-up of Silvestor Holdings, or (ii) the consolidation of Silvestor Holdings with, or the merger of Silvestor Holdings into, any other person (other than certain transactions), or (iii) the sale of the entire issued share capital of Silvestor Holdings in a single transaction or a series of related transactions to a person who is not a member of a Shareholder Group or an associate of any such member, the following will apply. The assets of Silvestor Holdings available for distribution or, as appropriate, the consideration payable to the shareholders in respect of the transaction, shall be distributed as follows:

(a) first, to the holders of SG Shares an amount in respect of each SG Share equal to (1) the original amount paid up (or deemed to be paid up) on that SG Share less the aggregate of dividends paid in respect of that share pursuant to paragraph 3(c) above, plus (2) all accrued and unpaid dividends in respect of that share plus (3) if necessary, an amount to ensure an 8 per cent. annual internal rate of return on that share;

(b) secondly, to the holders of Class A Shares and Class B Shares an amount in respect of each such share equal to (1) the original amount paid up (or deemed to be paid up) on that share less the aggregate of dividends paid in respect of that share pursuant to paragraph 3(c) above, plus (2) all accrued and unpaid dividends in respect of that share plus (3) if necessary, an amount to ensure an 8 per cent. annual internal rate of return on that share; and

(c) lastly, to the holders of SG Shares, Class A Shares and Class B Shares pro rata to the amounts paid up (or deemed paid up) on those shares.

5. *Transfer of Class B Shares*

The Class B Shares are freely transferable.

6. *Share capital*

(a) For the purposes of the Articles, each of the SG Shares, the Class A Shares and the Class B Shares shall be deemed to have been paid up in the amount of £1 (irrespective of the amount actually paid up thereon).

(b) Unless the terms of issue provide otherwise, Class A Shares and Class B Shares issued after the Effective Date will accrue dividend entitlements as if they had been issued at the Effective Date, save that any dividends paid on shares of the relevant class (or paid by reference to a record date) before the actual date of issue of such shares will be deemed to have been paid on such shares (and such shares will have no right to receive an amount in respect of such dividend). Under its terms, this provision will not be applicable to Class B Shares issued pursuant to the Scheme. The principle set out in this paragraph will also apply to SG Shares issued after the date on which SG Shares are first issued.

7. *Variation of rights*

Subject to the provisions of the Companies Acts and the Articles, all or any of the rights attaching to an existing class of shares may be varied or abrogated as follows:

(a) in the case of a variation or abrogation which affects the Class A Shares and the Class B Shares equally, either (1) with the consent in writing of holders of those shares holding shares representing not less than two-thirds of the aggregate voting rights of the issued Class A Shares and Class B Shares, including the consent of the MS Shareholder Group and the Glick Shareholder Group (to the extent they hold Class A Shares), or (2) with the sanction of a resolution passed at a separate general meeting of the holders of Class A Shares and Class B Shares by a majority representing not less than two-thirds of the aggregate voting rights of the Class A Shares and Class B Shares held by shareholders present (whether in person or by proxy) and voting on the resolution, including the vote in favour of such resolution by all of the MS Shareholder Group and the Glick Shareholder Group (to the extent they hold Class A Shares);

(b) where it is proposed to vary or abrogate the rights attaching to the Class A Shares without equally varying or abrogating the rights attaching to the Class B Shares, either (1) with the consent in writing of the holders of Class A Shares holding shares representing not less than two-thirds of the aggregate voting rights of the issued Class A Shares, including the consent of the MS Shareholder Group and the Glick Shareholder Group (to the extent they hold Class A Shares), or (2) with the sanction of a resolution passed at a separate general meeting of the holders of Class A Shares by a majority representing not less than two-thirds of the aggregate voting rights of the Class A Shares present (whether in person or by proxy) and entitled to vote on the resolution, including the vote in favour of such resolution by all of the members of the MS Shareholder Group and the Glick Shareholder Group (to the extent they hold Class A Shares); and

(c) where it is proposed to vary or abrogate the rights attaching to the Class B Shares without equally varying or abrogating the rights attaching to the Class A Shares, with the consent in writing of the holders of Class B Shares holding shares representing not less than two-thirds of the aggregate voting rights of the issued Class B Shares or with the sanction of a resolution passed at a separate general meeting of the holders of Class B Shares by a majority representing not less than two-thirds of the aggregate voting rights of the holders of Class B Shares present (whether in person or by proxy) and entitled to vote on the resolution.

Silvestor Holdings shall not make any application to AIM for the Class B Shares to be de-listed without the sanction of an ordinary resolution passed at a separate general meeting of the holders of Class B Shares or with the consent in writing of the Class B shareholders holding shares representing more than 50 per cent. of the aggregate voting rights of the issued Class B Shares. Notwithstanding the aforementioned provisions of the Articles, from admission of the Class B Shares to AIM, Silvestor Holdings will be required to comply with the provisions of the AIM Rules which, in this respect, will require approval by shareholders holding shares representing not less than 75 per cent. of the aggregate voting rights of the issued Class B Shares.

8. *Pre-emption rights*

Silvestor Holdings is able in each calendar year to issue shares in an amount up to 5 per cent. of the aggregate nominal value of the issued share capital of Silvestor Holdings without having to offer any of those shares to the holders of shares on a pre-emptive basis. If Silvestor Holdings wishes to issue shares in an amount exceeding the 5 per cent. threshold, it will be obliged to offer shares to the holders of all shares on a pre-emptive basis (subject to exclusions to deal with fractional entitlements and legal or practical problems). The holders of Class B Shares will only be entitled to receive further Class B Shares under such a pre-emptive offer irrespective of the class of share otherwise being offered.

Silvestor Holdings is entitled to issue shares in certain circumstances without any pre-emption rights applying to the issue. These circumstances include issues of shares made in connection with: (i) the Acquisition; (ii) a conversion of SG Shares into Class A Shares; (iii) an employees' share scheme; (iv) an acquisition or other transaction financed out of an issue of Class A Shares; (v) an issue of shares for non-cash consideration; (vi) payment of a scrip dividend or a capitalisation issue carried out in accordance with the Articles; and (vii) an issue of any shares not comprising equity share capital in Silvestor Holdings.

9. *Drag-along of Class B Shares*

If a person who is not a member or associate of any Shareholder Group acquires all of the issued SG Shares and Class A Shares in a single transaction (or a series of related transactions), then that person shall be entitled to acquire all of the Class B Shares at a price per share equal to the highest price paid by that person for the Class A Shares pursuant to such transaction(s).

10. *Tag-along*

If a person who is not a member or associate of any Shareholder Group acquires 30 per cent. or more of the voting rights attached to the issued shares in Silvestor Holdings in a single transaction (or a series of related transactions), that person shall be required to make an offer to all remaining shareholders to acquire the shares held by them. The price to be paid by that person for each share shall be equal to the highest price paid by that person for a Class A Share pursuant to such transaction(s). If no Class A Shares are acquired pursuant to the transaction(s), then the price will be one which is comparable to the price paid for the shares acquired pursuant to the transaction(s) and, in any event, the price offered for Class A Shares and Class B Shares shall be the same.

11. *Right to redeem SG Shares*

A holder of SG Shares is entitled to require Silvestor Holdings to redeem some or all of the SG Shares held by that shareholder by serving notice on Silvestor Holdings at any time (1) during the 90-day period following the sixth anniversary of the date on which the SG Shares were issued by Silvestor Holdings for the first time, or (2) in certain circumstances during the 30-day period following the date on which Silvestor Holdings gives to the holders of SG Shares notice of a flotation of the Class A Shares on a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or similar exit transaction. The price payable by Silvestor Holdings on redemption of an SG Share is equal to the amount which would be payable on an SG Share on a liquidation of Silvestor Holdings as described in paragraph 4 above. If Silvestor Holdings fails to redeem any SG Shares on the date set for redemption then, amongst other things, Silvestor Holdings will be obliged to commence an orderly process for the marketing and disposal of certain assets sufficient to enable Silvestor Holdings to make the redemption payment.

12. *Conversion of SG Shares*

A holder of SG Shares may require Silvestor Holdings at any time to convert all or any of his SG Shares into Class A Shares on a one-for-one basis (subject to normal adjustments for share sub-divisions and consolidations, scrip dividends and the like). All outstanding SG Shares will automatically convert to Class A Shares (1) on the first business day following the expiration of the 90-day period following the sixth anniversary of the date on which the SG Shares were issued by Silvestor Holdings for the first time, and (2) if earlier, (in certain circumstances) immediately prior to a flotation of the Class A Shares on a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or similar exit transaction (unless, in each case, a redemption notice has already been served in respect of those shares as described in paragraph 11 above).

13. *Independent Director*

Except as approved by the board of Silvestor Holdings including (except in certain circumstances) Glick Approval, there may be a maximum of seven voting Directors, including the independent Director, and three non-voting Directors. If the number of voting Directors is increased above seven, the maximum number of MS Directors shall be increased so that the MS Directors continue to constitute a majority of the voting Directors. The number of Glick Directors shall always be half the number of MS Directors (rounded up), subject to a minimum of two.

An ordinary resolution ratifying the appointment to the board of Silvestor Holdings of the independent Director will be put to the holders of Class B Shares at a separate meeting of the holders of Class B Shares to be held on the same day as the first annual general meeting following his appointment. If the resolution ratifying his appointment is passed, the independent Director will continue on the board and, to the extent he remains on the board,

a resolution ratifying his appointment will be put to a separate meeting of the holders of Class B Shares held on the same day as each subsequent annual general meeting. If the holders of Class B Shares do not ratify the appointment, the independent Director will be removed. His replacement will again be appointed by the board and be subject to ratification by the holders of Class B Shares as described above.

In addition in relation to the separate meeting of the holders of Class B Shares held to ratify the appointment of the independent Director, the holders of Class B Shares are entitled from time to time to nominate a person to be the independent Director, rather than the person nominated by the board or the then incumbent independent Director. A resolution to appoint a person nominated by holders of Class B Shares will be put to the holders of Class B Shares if such person obtains a nomination of shareholders holding not less than 20 per cent. of the issued Class B Shares. That person will be appointed as the independent Director if the appointment of the person nominated by the board to be the independent Director is not ratified by the holders of Class B Shares and the resolution to appoint the person nominated by the holders of Class B Shares is then passed by a majority attending and validly voting at a class meeting of the holders of Class B Shares.

The board shall appoint the first independent Director as soon as practicable and in any event within 90 days of adoption of the Articles.

If the office of independent Director is vacant for more than 30 days then shareholders holding not less than 20 per cent. of the issued Class B Shares may serve notice on Silvestor Holdings nominating a person as the independent Director. In that event, the board is required to convene a separate class meeting of the holders of Class B Shares within 60 days of receipt of the notice. At that meeting an ordinary resolution for the appointment of the person nominated shall be proposed, save that if, prior to the meeting, the board has appointed an independent Director then resolutions will be put to the meeting in relation to the board's appointee and the person nominated by the holders of Class B Shares in the manner described above.

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 7951 of 2003

REGISTRAR DERRETT

IN THE MATTER OF CANARY WHARF GROUP PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated 13 January 2004 made in the above matters, the Court has directed a meeting (the "**Court Meeting**") to be convened of the holders of Scheme Shares (as defined in the scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to section 425 of the Companies Act 1985 proposed to be made between Canary Wharf Group plc (the "**Company**") and the holders of Scheme Shares (the "**Scheme of Arrangement**") and that such meeting will be held on the 29th Floor, One Canada Square, Canary Wharf, London E14 5AB on 23 February 2004 at 10.30 a.m. at which place and time all holders of such Scheme Shares are requested to attend.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Act in relation to the Scheme of Arrangement are incorporated in the document of which this Notice forms part.

Holders of Scheme Shares may vote in person at the Court Meeting or they may appoint another person as their proxy to attend and vote in their stead. A proxy need not be a member of the Company. A blue form of proxy for use at the Court Meeting is enclosed with this notice. Completion of the form will not preclude a holder of Scheme Shares from attending and voting at the Court Meeting or any adjournment thereof.

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

It is requested that forms of proxy be lodged with the Company's registrar, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, by not less than 48 hours before the time appointed for the Court Meeting (or any adjournment thereof), but, if forms are not so lodged, they may be handed to the Chairman before the start of the Court Meeting.

Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 21 February 2004 or, in the event that the Court Meeting is adjourned, in the register of members at 6.00 p.m. on the second day before the day of any adjourned meeting shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the relevant register of members after 6.00 p.m. on 21 February 2004 or, in the event that the Court Meeting is adjourned, in the register of members at 6.00 p.m. on the second day before the day of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

By the said order, the Court has appointed Sir Martin Jacomb or, failing him, Sir John Carter or, failing him, Robert Speirs, to act as chairman of the Court Meeting and has directed the chairman to report the result of the Court Meeting to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 15 January 2004

CLIFFORD CHANCE LIMITED LIABILITY PARTNERSHIP
10 Upper Bank Street
London E14 5JJ
Solicitors for the Company

NOTICE OF EXTRAORDINARY GENERAL MEETING

CANARY WHARF GROUP PLC

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Canary Wharf Group plc (the "**Company**") will be held on the 29th Floor, One Canada Square, Canary Wharf, London E14 5AB on 23 February 2004 at 10.40 a.m. (or as soon thereafter as the meeting of the holders of Scheme Shares (as defined in the Scheme referred to in paragraph (A) of the special resolution set out below) convened by the direction of the Court for 10.30 a.m. on the same day and at the same place shall have concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as a special resolution.

SPECIAL RESOLUTION

THAT:

(A) The scheme of arrangement dated 15 January 2004 (the "**Scheme**") between the Company and the holders of Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification has been signed by the chairman of this meeting be approved.

(B) For the purpose of giving effect to the Scheme in its original form with or subject to any modification, addition or condition approved or imposed by the Court:

(i) the capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

(ii) forthwith and contingently on the reduction of capital referred to in subparagraph (B)(i) taking effect:

(a) the authorised share capital of the Company be increased to its former amount by the creation of such number of new ordinary shares of one pence each as shall be equal to the number of Scheme Shares cancelled pursuant to sub-paragraph (B)(i), such ordinary shares to carry the rights and be subject to the restrictions set out in the Company's articles of association as amended by this resolution; and

(b) the credit arising in the books of account of the Company as a result of the cancellation of the Scheme Shares referred to in sub-paragraph (B)(i) be applied in paying up in full at par the new ordinary shares of 1 pence each referred to in sub-paragraph (B)(ii)(a), such new ordinary shares to be allotted and issued, credited as fully paid, to Silvestor UK Properties Limited ("**Silvestor**"); and

(iii) the directors of the Company be unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "**Act**") to give effect to this resolution and, accordingly, to allot the new ordinary shares referred to in sub-paragraph (B)(ii)(b), provided that:

(a) this authority shall expire on 4 April 2004;

(b) the maximum aggregate nominal amount of shares which may be allotted under this authority shall be £10,000,000; and

(c) this authority shall be without prejudice to any other authority under section 80 of the Act previously granted and in force on the date on which this resolution is passed.

(C) With effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new Article 144:

"144. 2004 Scheme

For the purposes of this Article 144 and Article 145, references to the "2004 Scheme" are to the Scheme of Arrangement between the Company and the Scheme Shareholders (as defined in the 2004 Scheme) dated 15 January 2004 under section 425 of the Companies Act 1985 and terms defined in the 2004 Scheme (or, if not so defined, in the circular containing the Explanatory

Statement (as defined in such circular) circulated with the 2004 Scheme pursuant to section 426 of the Companies Act 1985) shall have the same meanings when used in this Article 144 and in Article 145."

(D) The articles of association of the Company be amended by the adoption and inclusion of the following new Article 145:

"145. Shares not otherwise subject to the Scheme

(1) If the Company issues any Canary Wharf Shares (other than to Silvestor Holdings or any of its subsidiaries) on or after the Voting Record Time and prior to the Scheme Record Time, then (if any) those Canary Wharf Shares shall be allotted and issued subject to the terms of the 2004 Scheme and the holder or holders of such Canary Wharf Shares shall be bound by the Scheme accordingly.

(2) If any Canary Wharf Shares are issued to any person (other than to Silvestor Holdings or any of its subsidiaries or to the holder(s) of Warrants pursuant to the exercise of any such Warrants) (each such person a "new member") at or after the Scheme Record Time then, provided that the 2004 Scheme has become effective and that Silvestor is a member of the Company, they shall be immediately transferred to Silvestor or its nominee(s) in consideration of and conditional on the payment to that new member of such cash and the issue or transfer to that new member of such number of Class B Shares as that new member would have been entitled to had each Canary Wharf Share transferred to Silvestor hereunder been a Scheme Share at the Scheme Record Time and such person had been bound by the 2004 Scheme, and on the basis that no election under the Mix and Match Election had been made in respect of such Scheme Share.

(3) The number of Class B Shares to be issued to a new member under this Article (and any cash due in respect of any fractional entitlements thereto) may be adjusted by the directors in such manner as the Company's auditors may determine on any reorganisation of the share capital of the Company or of Silvestor Holdings.

(4) To give effect to any such transfer required by this Article 145, the Company may appoint any person to execute and deliver a form of transfer on behalf of the new member in favour of Silvestor or its nominees and the Company may give good receipt for the purchase price of the shares and may register Silvestor or its nominees as the holder of those shares and issue to it or its nominee(s) a certificate for those shares. Pending the registration of Silvestor or its nominee(s) as the holder of any share to be transferred pursuant to this Article 145, Silvestor shall be empowered to appoint a person nominated by the directors to act as attorney on behalf of each holder of the share in accordance with such directions as Silvestor may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attaching thereto in accordance with the directions of Silvestor but not otherwise.

Dated: 15 January 2004

Registered office
One Canada Square
Canary Wharf
London E14 5AB

By order of the board
John Garwood
Secretary

Registered in England No. 4191122

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote in his place. A proxy need not be a member of the Company.
2. The form of proxy for use at the above meeting is white.
3. To be valid, a form of proxy must be completed in accordance with the instructions printed on it and must be deposited (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified or office copy thereof) by 10.40 a.m. on 21 February 2004 with the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.
4. Completion of a form of proxy will not prevent you from attending and voting at the meeting in person.

5. The Company specifies, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, that only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 21 February 2004 or, in the event that the meeting is adjourned, in the register of members at 6.00 p.m. on the second day prior to the day of any adjourned meeting, shall be entitled to attend or vote at the aforesaid general meeting in respect of the number of shares registered in their respective names as at the relevant time. Changes to entries in the relevant register of securities after 6.00 p.m. on 21 February 2004 or, in the event that the meeting is adjourned, in the register of members after 6.00 p.m. on the second day prior to the day of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Printed by **St Ives Burrups** B732776/12736
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